Form 10-K, Exhibit 13
period 1994-02-28
INTERNATIONAL MULTIFOODS CORP
filed 1994-05-16
CIK 51410

EXHIBIT 13


Management's Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations

Overview
Fiscal 1994 net earnings were $35.5 million, or $1.86 per share, excluding unusual items, compared to net earnings of $41.2 million, or $2.13 per share, in fiscal 1993. The Company incurred a net loss of $13.4 million, or $.72 per share, in fiscal 1994 after unusual items.
     The unusual items, which totaled $48.9 million after tax, or $2.58 per share, reflect the Company's decision to focus on value-building strategies for its Bakery Products and Specialty Foodservice Distribution businesses. Included in unusual items were the disposition of certain underperforming assets and an investment in an unconsolidated affiliate, the write-downs to expected realizable value of the Meats business net assets and a separate investment in an unconsolidated affiliate, and the reorganization of remaining operations. Reorganization activities included the consolidation and closing of certain U.S. and Canadian facilities, plant rationalization, and organizational changes. The reorganization activities are expected to be substantially completed in fiscal 1995 and are expected to provide annualized pre-tax benefits up to $10 million during the next two fiscal years.
     The Company has signed definitive agreements to sell the Frozen Specialty Foods and Meats businesses, which are expected to close in the first half of fiscal 1995. The Frozen Specialty Foods transaction will result in a gain.

Segment Results

Net sales and segment results are summarized in Note 18 on page 35.

Fiscal 1994 compared with fiscal 1993. Consolidated net sales were even with a year ago, while total segment earnings before unusual items declined 10% to $68.8 million compared to $76.6 million a year ago. In fiscal 1994, the segments lost $1.2 million--including $70 million of unusual items.

                       NET SALES
                (Graphic material ommitted)

(in billions)                 1992     1993     1994
U.S. Foodservice             $1.61    $1.67    $1.67
Canadian Foods                 .26      .29      .29
Venezuelan Foods               .24      .26      .26
   Total net sales           $2.11*   $2.22    $2.22

*Excludes North American agribusinesses divested in fiscal 1992.


                  SEGMENT EARNINGS**
                (Graphic material ommitted)

(in millions)                 1992     1993     1994
U.S. Foodservice             $32.9    $33.9    $31.0
Canadian Foods                22.6     18.2     16.4
Venezuelan Foods              22.7     24.5     21.4
   Total Segement Earnings
     Before Unusuals         $78.2*** $76.6    $68.8

 **Before unusual charges of $70 million in fiscal 1994 and $33.9 million in fiscal 1992.

***Excludes North American agribusinesses divested in fiscal 1992.


     U.S. Foodservice sales were $1.67 billion, up slightly compared with a year ago. Higher volumes were achieved in U.S. bakery, surimi and export products, as well as pizza and Mexican restaurant distribution. However, sales were impacted by the divestiture during the year of a regional bakery distribution business and the volume loss of a major vending distribution customer. This volume loss contributed to an overall decline in sales and unit volume in vending distribution.
     U.S. Foodservice segment earnings before unusual items declined 9% to $31 million compared to $33.9 million in fiscal 1993. The earnings decline resulted from a significant decrease in earnings of Specialty Foodservice Distribution, which experienced lower vending distribution sales, and lower margins resulting from pricing pressures in a very competitive marketplace. Prepared Foods earnings were markedly improved as the surimi seafood business benefited from more favorable raw material costs and higher volumes. U.S. bakery margins were lowered by rising wheat costs that affected the cost of flour, a primary ingredient. The higher costs could not be fully recovered in the marketplace. Unusual items totaling $48.2 million in U.S. Foodservice segment results included losses associated with the write-down of the Meats business net assets and the disposition of a regional bakery distribution business, the closing of certain U.S. bakery facilities, and organizational changes--primarily in Specialty Foodservice Distribution. As a result of the unusual items, the segment lost $17.2 million in fiscal 1994.
     Canadian Foods sales decreased 3% to $286.9 million as a result of a 6% decline in the average exchange rate. Overall, unit volumes improved with a 3% increase in bakery products and a 1% increase in consumer products. Segment earnings before unusual items declined 10% to $16.4 million compared to $18.2 million a year ago. The earnings were also impacted by the unfavorable exchange rate. Additionally, lower gross margins resulted from wheat cost increases and competitive pricing pressures in grain-based products. Unusual items totaling $21.8 million in Canadian Foods segment results related to the closing and downsizing of certain facilities, and organizational changes--including the streamlining of the Canadian administrative functions. As a result of the unusual items, the segment lost $5.4 million in fiscal 1994.
     Venezuelan Foods sales improved 3% primarily on volume increases in the branded consumer and agricultural product lines. All major consumer products experienced volume improvements, led by rice products. Segment earnings declined 13% to $21.4 million, compared to $24.5 million a year ago. Venezuelan Foods performance was affected by rising inflation, which resulted in the fourth-quarter change to the U.S. dollar as the functional currency for translation purposes to reflect the economics of operating in this environment. Accordingly, commencing with the fourth quarter, the effect of exchange rate fluctuations on the translation is included in the determination of net earnings. Earnings were also affected by higher wheat costs, which resulted in lower consumer flour and bakery flour margins. Wheat is an imported raw material in Venezuela. Additionally, competitive pricing pressures in animal feed products contributed to the decline.
     The economic environment in Venezuela will continue to be challenging and the Company expects that Venezuelan segment earnings, in U.S. dollar terms, could decline 40% or more in fiscal 1995. However, the Venezuelan operation, which has strong volumes and leading market shares, is pursuing operating strategies to respond to this economic environment.

Fiscal 1993 compared with fiscal 1992. Sales from continuing businesses improved 6% while consolidated net sales declined 3% as a result of the fiscal 1992 divestiture of the North American agribusinesses. Consolidated segment earnings declined to $76.6 million from $91.1 million in fiscal 1992. Fiscal 1992 results included earnings of the North American agribusinesses.
     U.S. Foodservice sales grew 4% as a result of volume increases and the full year's effect of acquisitions that occurred in fiscal 1992. U.S. Foodservice earnings before unusual items increased 3% to $33.9 million, primarily from a reduction in general and administrative expenses, including lower amortization of intangibles and post-retirement health care expenses. Margins in Specialty Foodservice Distribution declined as a result of a product mix shift toward lower-margin salty snacks, competitive pricing pressures and reduced demand in certain regions suffering from workforce reductions. The recessionary environment compressed gross margins in the Prepared Foods product lines with the exception of surimi seafood. U.S. Foodservice segment earnings reflected unusual items of $32.7 million in fiscal 1992 related to a write-down of certain Specialty Foodservice Distribution intangible assets and the integration of the foodservice businesses.
     Canadian Foods sales increased 13% principally as a result of the fiscal 1993 acquisition of Gourmet Baker and strong bakery mix volume, partially offset by a 7% decline in the average exchange rate. Segment earnings before unusual items declined 19% to $18.2 million as the effects of the recession in Canada coupled with the decline in the exchange rate more than offset the earnings benefit from the acquisition. Canadian Foods segment earnings reflected unusual charges of $1.2 million in fiscal 1992.
     Venezuelan Foods sales improved 9%, led by volume increases in the major consumer products. Segment earnings improved 8% to $24.5 million on the strength of the volume increases and higher corn flour gross margins.

Non-operating Expense and Income

In fiscal 1994, net interest expense declined from $11.9 million to $10.7 million, principally as a result of lower interest rates in the United States and Canada and higher non-operating interest income in Venezuela. In fiscal 1993, net interest expense decreased from $18.8 million to $11.9 million primarily due to lower average borrowing levels in the United States as a result of the fiscal 1992 fourth quarter divestiture of the North American agribusinesses and lower interest rates.
     In fiscal 1994, losses from unconsolidated affiliates were $12.2 million compared to earnings of $1.8 million in the prior year. The fiscal 1994 loss included $12.5 million associated with the write-down of the Company's investment in a Mexican animal feed affiliate to its expected realizable value and the loss on the disposition of the Company's investment in a Mexican bakery mix affiliate. In fiscal 1993, earnings from unconsolidated affiliates included a $1.3 million gain from the sale of poultry business assets by the animal feed affiliate. Fiscal 1992 losses from unconsolidated affiliates reflected a $1.9 million write-down of the investment in the bakery mix affiliate.

Income Taxes

The overall effective tax rate was 46.0% in fiscal 1994, compared to 37.6% in fiscal 1993, primarily as a result of the tax effect of unusual items. The effective tax rate on earnings before unusual items was 38.4% in fiscal 1994. The effective tax rate improved from 42.0% in fiscal 1992 to 37.6% in fiscal 1993, principally as a result of lower Venezuelan statutory tax rates, a restructuring of the Company's Venezuelan legal entities and the impact of results from unconsolidated affiliates.
     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of March 1, 1993 and has elected to apply its provisions prospectively as of that date. The cumulative effect of the accounting change was insignificant.


Financial Condition

The Company's balance sheet and overall financial condition have been affected by the strategic actions taken during fiscal 1994. Common shareholders' equity decreased to $250 million while the debt-to-total-capitalization ratio increased from 37% to 50%.

            Debt to Total Capitalization
            (Graphic material ommitted)

(in millions)               1992     1993     1994
Total Debt                  $156     $194     $258
Total Capitalization        $474     $519     $511

Ratio                        33%      37%      50%


This ratio will decline immediately following the divestitures of the Frozen Specialty Foods and Meats businesses. The proceeds of approximately $155 million, however, are anticipated to be reinvested for a variety of corporate purposes, including acquisitions and common stock repurchases. In fiscal 1994, a 2.5 million share repurchase program was initiated. As of February 28, 1994, 1.1 million of those shares had been repurchased.
     Short-term financing is provided by the use of commercial paper and short-term bank borrowings. Approximately $293 million in U.S. and Canadian revolving credit agreements and lines of credit are maintained to ensure availability of funds. In fiscal 1993, the Company established a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission, which provides for the issuance of up to $100 million medium-term notes in various amounts. As of February 28, 1994, $70 million remained available under the medium-term note program.
     Cash flow from earnings, depreciation and amortization, exclusive of the effect of unusual items, was $65.4 million in fiscal 1994.

Cash Flows from Earnings, Depreciation and Amortization
             (Graphic material ommitted)

(in millions)               1992     1993     1994
Net Earnings, Before
  Unusual Items and
  Accounting Change        $39.1    $41.2    $35.5
Depreciation and
  Amortization              32.4     28.8     29.9
                           $71.5    $70.0    $65.4


     In fiscal 1994, operating working capital increased $50 million, exclusive of the impact of acquisitions, dispositions and foreign exchange. This increase was principally the result of higher accounts receivable and inventory balances associated with higher inflation in Venezuela and an increase in U.S. Foodservice inventories. The balance sheet impact from acquisitions is summarized in Note 2 on page 27.
     Capital expenditures and acquisitions of businesses are the Company's principal investing activities. Capital expenditures totaled $51.9 million in fiscal 1994.

                   Capital Expenditures
                (Graphic material ommitted)

(in millions)                    1992     1993     1994
U.S. Foodserice                 $29.5    $21.1    $29.7
Canadian Foods                   11.9     18.9     13.4
Venezuelan Foods                  5.4      5.7      8.8
  Total Capital Expenditures    $46.8*   $45.7    $51.9

*Excludes North American agribusinesses divested in fiscal 1992.


Of this amount, $30 million was attributable to projects focused on increasing earnings through volume improvements, new business or cost savings. The remaining capital expenditures related to projects that were required to maintain existing facilities and equipment. Major projects included a Specialty Foodservice Distribution business information systems project, which has the primary objective of streamlining and improving business processes to better serve customers' needs. Total capital expenditures in fiscal 1995 are expected to decline to approximately $40 million.
     During fiscal 1994, the Company completed two acquisitions totaling $18 million: JAMCO, a northeastern U.S. supplier of bakery mixes and frozen batters, and Bevmatic, a Minnesota-based vending distributor. The Company intends to continue to build its Bakery Products and Specialty Foodservice Distribution businesses by pursuing tactical and strategic business acquisitions which enhance its market leadership positions in its customer segments. Additionally, the Company will continue to evaluate its portfolio of existing businesses for opportunities to reduce costs and improve financial performance.
     Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. In Venezuela, among these risks are inflation and currency volatility which, as described above, are currently affecting results. Also among the risks are changes in existing tax laws, possible limitations on foreign investment and dividend repatriation, government price or foreign exchange controls and restrictions on exchangeability of currency. At the present time, existing limitations, controls and restrictions do not significantly affect the Company.



Independent Auditors' Report

The Board of Directors and Shareholders
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 28, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended February 28, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 28, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1994 in conformity with generally accepted accounting principles.
    As discussed in Note 17 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" in fiscal 1992.


/s/ KPMG Peat Marwick

KPMG Peat Marwick
Minneapolis, Minnesota
April 13, 1994



INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
Consolidated Statements of Operations



Fiscal year ended the last day of February
(dollars and shares in thousands,
except per share data)                 1994           1993         1992

Net sales                        $2,224,710     $2,223,930   $2,281,435
Cost of sales                    (1,952,086)    (1,949,842)  (1,972,467)
Selling, general and
  administrative                   (203,797)      (197,515)    (221,297)
Unusual items                       (70,007)             -        3,438
Interest, net                       (10,685)       (11,848)     (18,797)
Corporate                              (852)          (394)      (2,760)
Earnings (losses) from
  unconsolidated affiliates         (12,187)         1,759       (2,144)
  Earnings (loss) before income
    taxes and cumulative effect
    of accounting change            (24,904)        66,090       67,408
Income taxes                         11,466        (24,880)     (28,308)
  Earnings (loss) before
    cumulative effect of
    accounting change               (13,438)        41,210       39,100
Cumulative effect of accounting
  change, net of taxes                    -              -      (17,133)
Net earnings (loss)              $  (13,438)    $   41,210   $   21,967
Earnings (loss) per share of
  common stock:
    Before cumulative effect of
      accounting change          $     (.72)    $     2.13   $     2.00
    Cumulative effect of
      accounting change                   -              -         (.88)
  Net earnings (loss) per share
    of common stock              $     (.72)    $     2.13   $     1.12
Average shares of common
  stock outstanding                  18,911         19,282       19,493

See accompanying notes to consolidated financial statements.




INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
Consolidated Balance Sheets


February 28, 1994 and 1993
(dollars and shares in thousands)                      1994        1993
Assets
Current assets:
  Cash and equivalents                             $ 10,507    $ 11,044
  Trade accounts receivable, net of allowance       146,455     142,461
  Inventories                                       219,630     212,115
  Deferred income taxes                              27,266      14,481
  Other current assets                               35,432      35,770
    Total current assets                            439,290     415,871
Property, plant and equipment, net                  245,891     245,719
Goodwill                                             72,672      86,193
Other assets                                         56,922      55,695
Total assets                                       $814,775    $803,478

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 58,651    $ 23,869
  Current portion of long-term debt                   3,953       2,692
  Accounts payable                                  150,221     153,356
  Other current liabilities                          88,909      63,557
    Total current liabilities                       301,734     243,474
Long-term debt, net of current portion              195,125     166,984
Deferred income taxes                                22,462      19,279
Employee benefits and other liabilities              41,815      47,860
    Total liabilities                               561,136     477,597
Redeemable preferred stock, redemption value
  $3,817 and $4,115                                   3,635       3,919
Shareholders' equity:
  Preferred capital stock                                 -           -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184       2,184
  Capital in excess of par value                     89,158      88,880
  Retained earnings                                 349,298     378,030
  Equity adjustment from foreign
    currency translation                           (107,364)    (87,066)
  Equity adjustment from minimum
    pension liability                                (2,301)     (3,673)
  Treasury stock, 3,507 and 2,501 shares,at cost    (78,364)    (55,150)
  Unearned restricted stock                          (2,607)     (1,243)
   Total shareholders' equity                       250,004     321,962
Commitments and contingencies
Total liabilities and shareholders' equity         $814,775    $803,478

See accompanying notes to consolidated financial statements.




INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
Consolidated Statements of Cash Flows


Fiscal year ended the last day of February
(dollars in thousands)                             1994       1993      1992
Cash flows from operations:
  Net earnings (loss)                          $(13,438)  $ 41,210  $ 21,967
  Adjustments to reconcile net earnings (loss)
    to cash provided by (used for)
    operations:
      Depreciation and amortization              29,892     28,797    32,378
      Cumulative effect of accounting change          -          -    17,133
      Provision for unusual charges              70,007          -    33,874
      Equity in losses (earnings) of
        unconsolidated affiliates                12,187     (1,759)    2,144
      Gain on major business dispositions             -          -   (37,312)
      Deferred income tax expense (benefit)     (12,504)    12,350    (9,785)
      Provision for losses on receivables         3,783      2,953     3,014
      Changes in operating assets and
        liabilities, net of business
        acquisitions and dispositions*          (49,573)   (29,886)  (93,770)
      Other, net                                 (4,137)    (1,529)     (995)
          Cash provided by (used for)
            operations                           36,217     52,136   (31,352)
Cash flows from investing activities:
  Acquisitions of businesses,
    net of cash acquired                        (18,476)   (29,016)  (41,157)
  Capital expenditures                          (51,904)   (45,683)  (51,179)
  Proceeds from business dispositions             4,862          -   145,716
  Proceeds from other property disposals          1,482        966     6,323
  Other, net                                          -       (472)   (1,267)
     Cash provided by (used for)
        investing activities                    (64,036)   (74,205)   58,436
Cash flows from financing activities:
  Net increase (decrease) in notes payable       40,095    (15,374)   12,647
  Additions to long-term debt                    40,000     81,222    25,175
  Reductions in long-term debt                   (8,735)   (19,503)  (41,781)
  Dividends paid                                (15,423)   (15,562)  (15,589)
  Proceeds from issuance of common stock          1,579      1,501     4,450
  Purchase of treasury stock                    (27,490)    (1,810)  (12,766)
  Other, net                                       (209)       (18)     (105)
     Cash provided by (used for)
       financing activities                      29,817     30,456   (27,969)
Effect of exchange rate changes
  on cash and equivalents                        (2,535)    (1,541)     (932)
Net increase (decrease) in cash
  and equivalents                                  (537)     6,846    (1,817)
Cash and equivalents at beginning of year        11,044      4,198     6,015

Cash and equivalents at end of year            $ 10,507    $11,044  $  4,198

*Cash flows from changes in operating
 assets and liabilities, net of
 business acquisitions and dispositions:
   Accounts receivable                         $(18,410)  $(19,119)  $(14,056)
   Inventories                                  (23,032)    17,482    (41,069)
   Other current assets                          (1,889)   (15,590)       (21)
   Accounts payable                               1,989     27,936    (34,309)
   Other current liabilities                     (8,231)   (40,595)    (4,315)
     Net change                                $(49,573)  $(29,886)  $(93,770)


See accompanying notes to consolidated financial statements.




Notes to Consolidated Financial Statements


Note 1: Summary of Significant Accounting Policies

Basis of statement presentation. The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends the last day of February. Certain reclassifications have been made in the accompanying consolidated financial statements in order to conform with fiscal 1994 presentation.

Cost of sales. Included in cost of sales were delivery and distribution expenses of $141.8 million in fiscal 1994, $141.7 million in fiscal 1993 and $138.0 million in fiscal 1992.
    To more closely match costs with related revenues, the Company classifies the inflation element inherent in interest rates on Venezuelan local currency borrowings, and the foreign exchange gains and losses, which occur on certain Venezuelan borrowings, as a component of cost of sales. Accordingly, $2.8 million in fiscal 1994, $3.6 million in fiscal 1993 and $7.2 million in fiscal 1992 were charged to cost of sales.

Foreign currency translation and transactions. For the Company's Canadian operations, the functional currency is the local currency. Assets and liabilities are translated at current exchange rates and results of operations are translated using a weighted average exchange rate during the fiscal year. The gains or losses resulting from such translation are included in a separate component of shareholders' equity.
    Effective December 1, 1993, the functional currency for the Company's Venezuelan operations changed from the local currency to the U.S. dollar. In U.S. dollar functional currency operations, certain assets and related earnings statement items are translated at historical exchange rates while all other assets and liabilities are translated at current exchange rates. Translation gains or losses are included in the determination of net earnings.
    Net foreign exchange losses of $2.3 million in fiscal 1994 and $1.1 million in fiscal 1993 and net gains of $0.8 million in fiscal 1992 are included in earnings.

Research and development expense. Research and development expense was $2.1 million in fiscal 1994, $1.5 million in fiscal 1993 and $2.0 million in fiscal 1992. Costs are charged to expense when incurred.

Income taxes. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), as of March 1, 1993 and has elected to apply its provisions prospectively as of that date. Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities. The cumulative effect as of March 1, 1993 of the accounting change was insignificant.

Earnings per share. Earnings per share of common stock has been determined by dividing net earnings, after deduction of preferred stock dividends, by the average number of shares of common stock outstanding during the year. Common stock options and other common stock equivalents are not included in earnings per share computations since their effect is not significant.

Cash and equivalents. The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents.

Inventories. Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value).
    In Canada, inventories of grain are valued on the basis of replacement market prices prevailing at fiscal year-end. The Company generally minimizes risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.

Property, plant and equipment. Property, plant and equipment is stated at cost and depreciation is computed using the straight-line method for determining financial statement income. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and other intangibles. Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Goodwill and other intangibles are amortized on a straight-line basis over not more than a 40-year period. Other intangibles are included in other assets on the consolidated balance sheets. Accumulated amortization of goodwill and other intangibles at February 28, 1994 and 1993 was $29.0 million and $31.6 million, respectively.


Note 2:  Businesses Acquired

The Company acquired several businesses with cash and notes during the three years ended February 28, 1994. All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included since dates of acquisition. The most significant acquisitions were as follows:

Fiscal
 Year     Business Segment      Name                         Date Acquired
1994      U.S. Foodservice      JAMCO                        June 1993
          U.S. Foodservice      Bevmatic                     August 1993

1993      Canadian Foods        Gourmet Baker                April 1992

1992      U.S. Foodservice      La Mirada bakery
                                  mix manufacturer           July 1991
          U.S. Foodservice      Jordan Distributors          August 1991
          U.S. Foodservice      Garden Products              December 1991
          Canadian Foods        Campbell Soup condiments
                                  business (Canada)          June 1991


Components of cash used for acquisitions as reflected in the consolidated statements of cash flows were as follows:

(in thousands)                                1994     1993     1992
Fair value of current assets,
  net of cash acquired                     $ 4,738  $ 8,062  $18,450
Fair value of noncurrent assets,
  excluding goodwill                        12,276   11,557   20,839
Goodwill                                     5,778   12,493   10,366
Liabilities assumed, principally current    (1,816)  (3,096)  (6,833)
Purchase contract liabilities               (2,500)       -   (1,665)
    Cash paid at closing,
      net of cash acquired                 $18,476  $29,016  $41,157

The effect on the Company's results of operations assuming the acquisitions had occurred at the beginning of fiscal 1993 is insignificant.


Note 3:  Interest, Net

Interest, net consisted of the following:

(in thousands)                                1994      1993      1992
Interest expense                           $13,181   $14,592   $21,573
Less:  Capitalized interest                   (746)   (1,144)   (1,294)
       Non-operating interest income        (1,750)   (1,600)   (1,482)
         Interest, net                     $10,685   $11,848   $18,797

Cash payments for interest, net of amounts capitalized, totaled $12.0 million in fiscal 1994, $17.1 million in fiscal 1993 and $21.0 million in fiscal 1992.
    Total interest income was $2.3 million in fiscal 1994, $2.0 million in fiscal 1993 and $2.8 million in fiscal 1992.


Note 4:  Unusual Items

In fiscal 1994, the Company recognized unusual charges of $70.0 million and a $12.5 million charge related to its investments in Mexican unconsolidated affiliates. The total after-tax loss for these items was $48.9 million, or $2.58 per share. Unusual items included the disposition of certain underperforming assets and the reorganization of remaining operations. The reorganization entails the consolidation and closing of certain U.S. and Canadian facilities, plant rationalization and organizational changes. Non-cash pre-tax charges consist of $19.1 million for asset write-downs and the loss on the sale of a regional bakery distribution business and a $22.5 million charge associated with the write-down of the Company's Meats business net assets to expected realizable value (see
Note 20). Remaining pre-tax charges of $28.4 million include the cost of severance and related employee benefits and write-down of lease commitments.
     In fiscal 1992, the Company divested its North American agribusinesses for a gain of $37.3 million. The Company also recorded charges of $33.9 million including $17.8 million for the estimated cost of integration of U.S. Foodservice operations, $1.2 million of consolidation costs in Canadian Foods and a $14.9 million write-down of certain intangible assets in the U.S. Foodservice operations.


Note 5:  Income Taxes

Income tax expense was as follows:
                                  U.S. Operations     Non-U.S.
(in thousands)                   Federal    Other    Operations   Total
 1994:
  Current expense (benefit)     $ (2,571) $   666     $ 2,943  $  1,038
  Deferred benefit                (9,028)  (2,021)     (1,455)  (12,504)
    Total tax expense (benefit) $(11,599) $(1,355)    $ 1,488  $(11,466)

 1993:
  Current expense               $  3,251  $ 1,739     $ 7,540  $ 12,530
  Deferred expense                 8,214      909       3,227    12,350
     Total tax expense          $ 11,465  $ 2,648     $10,767  $ 24,880

 1992:
  Current expense               $ 23,373  $ 5,473     $ 9,247  $ 38,093
  Deferred expense (benefit)     (14,595)  (1,547)      6,357    (9,785)
    Total tax expense           $  8,778  $ 3,926     $15,604  $ 28,308

Temporary differences which give rise to deferred tax assets and liabilities as of February 28, 1994 were as follows:

                                               Deferred      Deferred
                                                 tax            tax
(in thousands)                                  assets      liabilities
Depreciation and amortization                  $15,441         $39,062
Accrued expenses                                23,563           7,432
Inventory valuation methods                      6,826               -
Reorganization and divestiture reserves         20,041               -
Provision for losses on receivables              3,214               5
Foreign net operating loss carryforwards         4,792               -
Foreign earnings repatriation                        -           3,042
Alternative minimum tax                            946               -
Other                                            3,877           2,471
  Subtotal                                      78,700          52,012
Valuation allowance                            (24,904)              -
  Total deferred taxes                         $53,796         $52,012

At February 28, 1994, the Company's Venezuelan operations had net operating loss carryforwards of approximately $16.0 million which will expire in fiscal 1997. The financial statement benefit of the net operating loss carryforwards has been offset in the valuation allowance due to the limited carryforward period. In fiscal 1994, the valuation allowance increased $7.2 million, primarily as a result of the aforementioned net operating loss carryforwards. The remainder of the valuation allowance also relates to the Company's Venezuelan operations.
     During fiscal 1993 and 1992, deferred income taxes were provided for timing differences in the recognition of revenue and expense for tax and financial statement purposes. Principally, these items consisted of the following:

(in thousands)                                       1993      1992
Depreciation and amortization                     $ 3,111   $(6,828)
Accrued expenses                                    4,357    (3,181)
Inventory valuation methods                           954     4,102
Provisions for the closing of facilities            5,623    (5,891)
Provision for losses on receivables                   (98)      170
Deferred income                                        70     2,489
Alternative minimum tax                            (1,411)        -
Other                                                (256)     (646)
    Total deferred tax expense (benefit)          $12,350   $(9,785)

The effective tax rate varied from the U.S. federal statutory tax rate as follows:
                                           1994      1993     1992
U.S. federal statutory tax rate           (35.0)%    34.0%    34.0%
Differences:
  Effect of taxes on non-U.S. earnings       .1      (3.5)    (5.2)
  State and local income taxes             (3.5)      3.1      3.1
  Effect of intangibles                     1.7       3.0      8.5
  Basis difference for business
    disposals                             (12.2)        -        -
  Other                                     2.9       1.0      1.6
       Effective tax rate                 (46.0)%    37.6%    42.0%

Provision was made for U.S. and non-U.S. income taxes applicable to anticipated remittances of earnings from affiliates. At February 28, 1994, no provision was made on approximately $69 million of unremitted earnings of non-U.S. affiliates which have been, or are intended to be, permanently reinvested. Such earnings would become taxable upon the sale or liquidation of the non-U.S. affiliates or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Earnings before income taxes resulting from non-U.S. affiliates were $3.5 million in fiscal 1994, $39.3 million in fiscal 1993 and $55.0 million in fiscal 1992.
    The Internal Revenue Service (IRS) has completed an examination of the U.S. federal income tax returns filed by the Company for the fiscal years ended February 28, 1987 through February 28, 1991. As a result of the examination, the IRS has issued to the Company statutory notices of deficiency covering the fiscal years ended February 28, 1987 and February 29, 1988 and a preliminary report covering the fiscal years ended February 28, 1989 through February 28, 1991, which are primarily related to the proposed disallowance of certain deductions claimed by the Company in connection with acquisitions. The Company disagrees with the position of the IRS and is vigorously pursuing its judicial remedies with respect to fiscal years 1987 and 1988 and its administrative remedies with respect to fiscal years 1989 through 1991. Management believes the final outcome of this matter will not have a material adverse effect on the financial position or results of operations of the Company.
    Net income taxes (refunded) paid totaled $(1.0) million in fiscal 1994, $31.8 million in fiscal 1993 and $30.2 million in fiscal 1992.


Note 6:  Supplemental Balance Sheet Information

(in thousands)                                       1994       1993
Accounts receivable, net:
  Trade                                          $151,642   $147,894
  Allowance for doubtful accounts                  (5,187)    (5,433)
    Total accounts receivable, net               $146,455   $142,461

Inventories:
  Raw materials, excluding grain                 $ 27,614    $29,338
  Grain                                            41,785     42,385
  Finished and in-process goods                   141,241    130,019
  Packages and supplies                             8,990     10,373
    Total inventories                            $219,630   $212,115

Property, plant and equipment, net:
  Land                                           $ 10,733   $ 10,814
  Buildings and improvements                      107,741    106,641
  Machinery and equipment                         213,838    216,384
  Transportation equipment                          4,678      5,775
  Improvements in progress                         38,740     22,314
                                                  375,730    361,928
  Accumulated depreciation                       (129,839)  (116,209)
    Total property, plant and equipment, net     $245,891   $245,719

Accounts payable:
  Trade                                          $111,061   $126,060
  Other                                            39,160     27,296
    Total accounts payable                       $150,221   $153,356

Other current liabilities:
  Wages and benefits                             $ 16,520   $ 17,864
  Income taxes                                     12,328     15,078
  Reorganization reserves                          24,583          -
  Other accrued expenses                           35,478     30,615
    Total other current liabilities              $ 88,909   $ 63,557


Note 7:  Accounts Receivable

As of February 28, 1994 and 1993, the Company had sold approximately $11.8 million and $12.8 million of accounts receivable, respectively. Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in interest, net in the consolidated statements of operations.


Note 8:  Notes Payable

Notes payable consisted of the following:

(in thousands)                                      1994         1993
Commercial paper                                 $26,154      $ 9,841
Notes payable, principally to banks               32,497       14,028
    Total notes payable                          $58,651      $23,869


Note 9: Long-term Debt

Long-term debt, net of current portion of $4.0 million in fiscal 1994 and $2.7 million in fiscal 1993, was as follows:

(in thousands)                                       1994        1993
Commercial paper                                 $ 54,005    $ 74,907
Notes payable to banks                            100,000      64,500
Medium-term notes                                  30,000      15,000
Industrial revenue bond financing                   8,434       8,667
Other, due in varying amounts through
   fiscal 1999                                      2,686       3,910
     Total long-term debt                        $195,125    $166,984

The Company has a $150 million U.S. revolving credit agreement which expires March 5, 1996, $80 million in U.S. short-term lines of credit which expire in fiscal 1995 and a $63 million Canadian revolving credit agreement which expires March 15, 1997. The interest rate on borrowings under these agreements is variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements and lines of credit contain certain restrictive covenants that include maintenance of tangible net worth and an indebtedness ratio. None of the restrictive covenants are expected to affect the payment of dividends based on the Company's present dividend guideline. At February 28, 1994, the Company had available $93 million under the lines of credit and credit agreements. Related commitment and facility fees were $0.5 million during each of fiscal 1994 and fiscal 1993.
    The notes payable and commercial paper amounts have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    Minimum principal and sinking fund payments totaling $195.1 million are as follows: $10.8 million in fiscal 1996, $107.7 million in fiscal 1997, $59.1 million in fiscal 1998, $10.0 million in fiscal 1999 and $7.5 million in fiscal 2000 and beyond.
    The weighted average interest rate on commercial paper and notes payable outstanding at February 28, 1994 was 3.9%. The outstanding balance includes U.S. dollar, Canadian dollar and Venezuelan bolivar obligations.
    In fiscal 1993, the Company established a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission for $100 million of debt securities of the Company. Under the program, the Company may issue the entire amount in medium-term notes. Amounts outstanding under this program at February 28, 1994 mature in fiscal 1996 to fiscal 1999 and had a weighted average interest rate of 5.4%.
    The industrial revenue bond financings mature on various dates through fiscal 2016 and had interest rates which averaged 5.7% in fiscal 1994 and 5.9% in fiscal 1993.
    At February 28, 1994, the Company had available uncommitted lines of credit from banks in Venezuela of approximately $80 million. No compensating balances were required for any of these credit lines.


Note 10:  Redeemable Preferred Stock

The Company has authorized 200,000 shares of Cumulative Redeemable Sinking Fund First Preferred Capital Stock, par value $100 per share, which is redeemable at the option of the Company at $105 per share plus accrued dividends. There is a semiannual sinking fund requirement equal to $1.00 for each share then outstanding which may be satisfied by repurchases not in excess of the redemption price or by call for redemption. The holders of outstanding shares are entitled to elect one-third of the Company's directors in the event of default in the payment of eight quarterly dividends or in providing four semiannual sinking fund installments.
    The Company purchased 2,841 shares in fiscal 1994, 300 shares in fiscal 1993 and 1,378 shares in fiscal 1992 for sinking fund requirements. The amounts issued and outstanding were:

(dollars in thousands)                          1994             1993
Par value:
  4% Series A                                 $1,123           $1,314
  4 1/4% Series C                                390              390
  4 1/2% Series D                                767              775
  5 1/4% Series E                              1,355            1,440
    Total                                     $3,635           $3,919
Number of shares                              36,352           39,193


Note 11: Preferred Capital Stock

The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock consisting of 500,000 shares, par value $1.00 per share.
    No Preferred Capital Stock was outstanding during the three years ended February 28, 1994.


Note 12:  Leases

The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 28, 1994:

                                                  Operating
(in thousands)                                       leases
1995                                                $17,209
1996                                                 15,149
1997                                                 12,914
1998                                                  9,043
1999                                                  7,117
2000 and beyond                                      20,540
  Total minimum lease payments *                    $81,972

*Minimum payments do not include contingent rentals or vehicle leases based on mileage.


Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                              1994       1993     1992
Minimum rentals                          $28,270    $29,873  $31,964
Contingent rentals                         1,009      2,643    2,695
Sublease rentals                            (286)        (7)    (224)
  Total net rent expense                 $28,993    $32,509  $34,435


Note 13:  Commitments and Contingencies

There were no contingencies or litigation as of February 28, 1994 that, in the opinion of management, would have had a material adverse effect on the Company's consolidated financial position.
    At February 28, 1994, the estimated cost to complete improvements in progress totaled approximately $12 million.


Note 14: Shareholders' Equity

The following summarizes the changes in shareholders' equity for the three years ended February 28, 1994:


                                                                                Equity adjustment from:
(dollars and shares                     $.10 par value   Capital in                 foreign    minimum    Unearned
in thousands, except per             Common    Treasury   excess of   Retained     currency    pension  restricted
share data)                           stock       stock   par value   earnings  translation  liability       stock     Total

Balance at February 28, 1991         $2,184    $(47,438)    $88,628   $346,238    $ (65,577)   $(1,379)    $(2,079) $320,577
  Net earnings                            -           -           -     21,967            -          -           -    21,967
  Translation adjustments                 -           -           -          -       (6,251)         -           -    (6,251)
  Dividends:
    Common stock ($.80 per
      share)                              -           -           -    (15,569)           -          -           -   (15,569)
    Preferred stock                       -           -           -       (184)           -          -           -      (184)
  455 shares purchased for treasury       -     (12,766)          -          -            -          -           -   (12,766)
  261 shares issued for employee
    benefit plans                         -       5,368          72          -            -          -         520     5,960
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -       (610)          -      (610)
Balance at February 29, 1992          2,184     (54,836)      88,700   352,452      (71,828)    (1,989)     (1,559)  313,124
  Net earnings                            -           -            -    41,210            -          -           -    41,210
  Translation adjustments                 -           -            -         -      (15,238)         -           -   (15,238)
  Dividends:
    Common stock ($.80 per
      share)                              -           -            -   (15,452)           -          -           -   (15,452)
    Preferred stock                       -           -            -      (180)           -          -           -      (180)
  70 shares purchased for treasury        -      (1,810)           -         -            -          -           -    (1,810)
  66 shares issued for
    employee benefit plans                -       1,496          180         -            -          -         316     1,992
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,684)          -    (1,684)
Balance at February 28, 1993          2,184     (55,150)      88,880   378,030      (87,066)    (3,673)     (1,243)  321,962
  Net loss                                -           -            -   (13,438)           -          -           -   (13,438)
  Translation adjustments                 -           -            -         -      (20,298)         -           -   (20,298)
  Dividends:
    Common stock ($.80 per
      share)                              -           -            -   (15,120)           -          -           -   (15,120)
    Preferred stock                       -           -            -      (174)           -          -           -      (174)
  1,200 shares purchased for treasury     -     (27,490)           -         -            -          -           -   (27,490)
  194 shares issued for
    employee benefit plans                -       4,276          278         -            -          -      (1,364)    3,190
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -      1,372           -     1,372
Balance at February 28, 1994         $2,184    $(78,364)    $ 89,158  $349,298    $(107,364)   $(2,301)    $(2,607) $250,004



The Company's 1989 stock-based plan permits awards of restricted stock and incentive units to key employees subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors. In fiscal 1994, grants include 78,000 shares of restricted stock which were awarded to key employees under the Company's long-term incentive program. The restricted stock has a ten-year vesting period which will be accelerated only if specified financial performance objectives are achieved over a three-year period. In addition, incentive units were awarded to each such key employee in a number equal to the number of shares of restricted stock awarded. These incentive units will be earned only in the event the Company achieves stronger financial performance than that which is required to accelerate vesting of the restricted stock. Incentive units, if earned, will be paid in the form of restricted stock. The market value of shares issued under the plan, as of the date of grant, has been recorded as unearned restricted stock and is shown as a separate component of shareholders' equity. Unearned restricted stock is expensed over the period restrictions lapse.
    The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then current exercise price of the right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.


Note 15: Stock Options

A total of 389,362 common shares are available for grants of stock options or restricted stock under the Company's 1986 and 1989 stock plans. Stock options are granted to directors, officers and key management employees to purchase shares of Company common stock at not less than fair market value at dates of grant for incentive stock options and at not less than 75% of fair market value at dates of grant for non-qualified stock options. Options generally become exercisable one year after the date of grant and expire ten years after the date of grant.
    The following table contains information on stock options:

                                            Option Price
                            Shares         Per Share-Range
Outstanding at
  February 28, 1991        1,888,062        $ 8.19 - 23.21
Granted                      119,950         25.69 - 29.00
Exercised                   (260,605)         9.53 - 23.21
Expired or canceled           (7,875)         8.19 - 23.21
Outstanding at
  February 29, 1992        1,739,532        $11.28 - 29.00
Granted                      152,200         23.69 - 28.06
Exercised                    (79,100)        11.28 - 25.69
Expired or canceled           (6,925)        22.75 - 29.00
Outstanding at
  February 28, 1993        1,805,707        $11.28 - 29.00
Granted                       85,019         19.25 - 25.75
Exercised                    (86,375)        11.28 - 23.21
Expired or canceled          (82,236)        19.21 - 28.06
Outstanding at
  February 28, 1994        1,722,115        $11.28 - 29.00
Options exercisable at:
February 29, 1992          1,135,794        $11.28 - 29.00
February 28, 1993          1,246,463        $11.28 - 29.00
February 28, 1994          1,443,027        $11.28 - 29.00


Note 16:  Retirement Plans

The Company sponsors two defined contribution plans and several defined benefit retirement plans.
    The defined contribution plans cover salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the employee's contribution subject to certain limitations. Employer contributions were approximately $2.1 million in fiscal 1994, $1.8 million in fiscal 1993 and $1.5 million in fiscal 1992.
    In the United States and Canada, defined benefit plans cover substantially all employees. Benefits are based on final average salary for U.S. salaried employees, years of credited service for U.S. hourly employees and career average pay for Canadian employees. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' benefits. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.
    Net pension cost for the defined benefit plans was as follows:

(in thousands)                          1994      1993      1992
Service costs                        $ 2,769   $ 2,381   $ 2,968
Interest costs                        12,277    11,936    12,176
Actual return on plan assets         (22,813)   (7,790)  (31,303)
Net amortization and deferral          8,272    (6,550)   16,430
  Net pension cost (credit)          $   505   $   (23)  $   271

The funded status of the defined benefit plans and the amounts recognized in the balance sheets were as follows:

                                   1994                     1993
                            Assets      Benefit      Assets      Benefit
                            exceed        obli-      exceed        obli-
                           benefit      gations     benefit      gations
                             obli-       exceed       obli-       exceed
(in thousands)             gations       assets     gations       assets
Actuarial present value
  of benefit obligations:
    Vested                $146,293      $ 8,332    $115,209     $ 30,808
    Nonvested                5,105        1,107       1,862          645
Accumulated benefit
  obligations              151,398        9,439     117,071       31,453
Effect of future
  salary increases           5,130        1,041       5,707          479
Projected benefit
  obligations              156,528       10,480     122,778       31,932
Plan assets at
  fair value               174,826            -     140,004       21,384
Plan assets in
  excess of (less
  than) projected
  benefit obligations       18,298      (10,480)     17,226      (10,548)
Unamortized prior
  service cost               6,815            -       7,343          260
Unrecognized effect
  from past experience
  different from that
  assumed                    8,720        4,813       2,960        6,647
Unrecognized transition
  (assets) obligations,
  net of amortization      (14,343)       1,203     (16,440)       1,361
Adjustment required
  to recognize minimum
  pension liability              -       (4,975)          -       (7,789)
      Prepaid (accrued)
        pension costs     $ 19,490      $(9,439)   $ 11,089     $(10,069)

The Company amortizes prior service costs and unrecognized gains and losses on a straight-line basis over not more than 16 years. Other assumptions used, which reflect weighted averages of the U.S. and Canadian defined benefit plans, were as follows:
                                                       1994      1993
Average discount rate                                  7.5%      8.2%
Expected long-term return rate                         9.5%     10.0%
Rate of increase in future compensation                4.0%      5.0%

The fiscal 1992 divestiture of the North American agribusinesses resulted in a curtailment loss of $1.1 million which is reflected in the net gain on the divestiture.
    In Venezuela, all employees are entitled to certain severance indemnities based on compensation and cause of separation. This post-employment arrangement qualifies as a defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company has elected to define the vested benefit obligation for this arrangement as the actuarial present value of vested benefits the employee is entitled to if immediately separated at the measurement date. This arrangement has not been funded and the corresponding expense recognized was $3.7 million in fiscal 1994, $3.1 million in fiscal 1993 and $2.6 million in fiscal 1992.


Note 17:  Post-retirement Health and Life Insurance Benefits

The Company provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. The costs of the U.S. life insurance benefits are funded over the employees' active working lives through contributions to an insurance continuation fund maintained by an insurance company. Life insurance benefits for Canadian retirees are funded on a pay-as-you-go basis through an insurance company. Health care benefits for U.S. and Canadian retirees are provided under a self-insured program administered by an insurance company.
    In fiscal 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" (SFAS 106). SFAS 106 requires an employer to recognize the cost of retiree health and life insurance benefits over the employees' period of service. The cumulative effect as of March 1, 1991 of adopting SFAS 106 was a one-time charge to net earnings of $17.1 million.
    During fiscal 1993, certain of the Company's U.S. post-retirement health benefit plans were amended resulting in a decrease in accumulated benefit obligations and service and interest costs.
    The net periodic post-retirement benefit cost under SFAS 106 was as follows:

(in thousands)                               1994      1993      1992
Service costs                              $  458    $  602    $1,201
Interest costs                              1,492     1,627     2,508
Amortization of unrecognized
  effect from plan amendments              (1,944)   (1,458)        -
    Net post-retirement cost               $    6    $  771    $3,709

The actuarial present value of benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                         1994     1993
Actuarial present value of benefit obligations:
  Retirees                                          $14,952  $12,823
  Fully eligible active plan participants             2,553    1,790
  Other active plan participants                      4,144    3,085
Accumulated benefit obligations                      21,649   17,698
Unrecognized effect from past experience
  different from that assumed                        (2,840)     641
Unrecognized effect from plan amendments              6,949    8,893
    Accrued post-retirement cost                    $25,758  $27,232

The assumed annual rate of future increases in per capita cost of health care benefits ranged from 4% to 8% for each of the next 10 years and 4% thereafter. These trend rates reflect the Company's prior experience, plan provisions and management's expectation of future rates. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $1.4 million at February 28, 1994 and the service and interest cost by $0.3 million for fiscal 1994. The discount rates used, which reflect weighted averages of the U.S. and Canadian plans, were 7.4% and 8.4% in fiscal 1994 and fiscal 1993, respectively.
    The fiscal 1992 divestiture of the North American agribusinesses resulted in a curtailment gain of $1.3 million which is reflected in the net gain on the divestiture.


Note 18:  Multifoods' Business Segments

The Company's business segments are as follows:
  - U.S. Foodservice consists of specialty foodservice distribution and prepared foods operations.
  - Canadian Foods consists of consumer and bakery products operations.
  - Venezuelan Foods consists of consumer, bakery products and agricultural operations.

                                      Net   Operating   Unusual
(in millions)                       Sales       Costs     Items   Total
1994:
  U.S. Foodservice               $1,670.0   $(1,639.0)   $(48.2) $(17.2)
  Canadian Foods                    286.9      (270.5)    (21.8)   (5.4)
  Venezuelan Foods                  267.8      (246.4)        -    21.4
    Total                        $2,224.7   $(2,155.9)   $(70.0) $ (1.2)

  Segment losses                                                 $ (1.2)
  Interest, net                                                   (10.7)
  Corporate unallocated                                             (.8)
  Losses from unconsolidated affiliates                           (12.2)
      Loss before income taxes                                   $(24.9)

1993:
  U.S. Foodservice               $1,667.8   $(1,633.9)   $    -  $ 33.9
  Canadian Foods                    294.9      (276.7)        -    18.2
  Venezuelan Foods                  261.2      (236.7)        -    24.5
    Total                        $2,223.9   $(2,147.3)   $    -  $ 76.6

  Segment earnings                                               $ 76.6
  Interest, net                                                   (11.9)
  Corporate unallocated                                             (.4)
  Earnings from unconsolidated affiliates                           1.8
    Earnings before income taxes                                 $ 66.1

1992:
  U.S. Foodservice              $1,604.8   $(1,571.9)    $(32.7) $   .2
  Canadian Foods                   261.2      (238.6)      (1.2)   21.4
  Venezuelan Foods                 239.6      (216.9)         -    22.7
  Divested Businesses*             175.8      (166.3)      37.3    46.8
    Total                       $2,281.4   $(2,193.7)    $  3.4  $ 91.1

  Segment earnings                                               $ 91.1
  Interest, net                                                   (18.8)
  Corporate unallocated                                            (2.8)
  Losses from unconsolidated affiliates                            (2.1)
    Earnings before income taxes and cumulative effect
      of accounting change                                       $ 67.4

*Consists of North American agribusinesses.


                                      1994                               1993                                 1992
                                 Depreciation                         Depreciation                         Depreciation
                     Capital         and                  Capital         and                  Capital         and
 (in millions)     Expenditures  Amortization  Assets   Expenditures  Amortization  Assets   Expenditures  Amortization  Assets

 U.S. Foodservice     $29.7         $22.0      $504.8      $21.1         $21.6      $483.5      $29.5         $22.1      $499.2
 Canadian Foods        13.4           5.4       166.3       18.9           5.1       168.8       11.9           4.6       134.3
 Venezuelan Foods       8.8           2.5       104.3        5.7           2.1        98.3        5.4           2.0       100.2
 Divested Businesses      -             -           -          -             -           -        4.4           3.7           -
 Corporate                -             -        39.4          -             -        52.9          -             -        34.0
   Total              $51.9         $29.9      $814.8      $45.7         $28.8      $803.5      $51.2         $32.4      $767.7

Amounts expended for business acquisitions are not considered as part of capital expenditures. Assets are identifiable to business segments either by their direct use or by allocations when used jointly by two or more segments.


Note 19:   Quarterly Summary  (unaudited)



(dollars in millions,              First Quarter      Second Quarter     Third Quarter      Fourth Quarter        Total Year
 except per share data)            1994     1993     1994       1993     1994     1993     1994      1993       1994       1993

Net sales:
 U.S. Foodservice                $425.0   $420.2   $386.5     $393.2   $438.2   $445.4   $420.3    $409.0   $1,670.0   $1,667.8
 Canadian Foods                    65.5     62.5     68.4       74.7     82.9     89.9     70.1      67.8      286.9      294.9
 Venezuelan Foods                  65.3     64.9     66.6       74.5     64.5     61.5     71.4      60.3      267.8      261.2
  Total net sales                $555.8   $547.6   $521.5     $542.4   $585.6   $596.8   $561.8    $537.1   $2,224.7   $2,223.9
Gross profit                     $ 65.9   $ 64.6   $ 64.7     $ 64.2   $ 74.1   $ 79.1   $ 67.9    $ 66.2   $  272.6   $  274.1
Segment earnings (loss):
 U.S. Foodservice                $  8.1   $  7.9   $(17.9)(b) $  8.1   $ 10.3   $ 10.8   $(17.7)(c)$  7.1   $  (17.2)  $   33.9
 Canadian Foods                      .5      1.4    (18.1)(b)    2.8      6.7      9.5      5.5       4.5       (5.4)      18.2
 Venezuelan Foods                   4.8      5.3      6.6        6.9      5.1      6.0      4.9       6.3       21.4       24.5
  Total segment earnings (loss)  $ 13.4   $ 14.6   $(29.4)    $ 17.8   $ 22.1   $ 26.3   $ (7.3)   $ 17.9   $   (1.2)  $   76.6

Net earnings (loss)              $  6.4   $  6.0   $(27.2)    $  9.2   $ 12.5   $ 15.4   $ (5.1)   $ 10.6   $  (13.4)  $   41.2
  Per share (a)                     .33      .31    (1.41)       .47      .66      .80     (.28)      .55       (.72)      2.13

Dividends per share
  of common stock                   .20      .20      .20        .20      .20      .20      .20       .20        .80        .80

Market price of common stock:
  Close                          25 3/8   23 7/8   21 7/8         26   22 5/8   26 3/4   17 3/8    25 3/4     17 3/8     25 3/4
  High                           26 3/8   27 3/8   25 3/4     28 1/2       24   28 1/4   21 1/8    28 7/8     26 3/8     28 7/8
  Low                            23 5/8   23 1/2       20     23 1/4   21 1/4   24 1/2   16 3/4    24 5/8     16 3/4     23 1/4


(a) Earnings per share is computed independently for each period presented. As a result of the effect of common shares purchased for treasury, the total of the per share results for the four quarters do not equal the annual loss per share in fiscal 1994.
(b) Includes unusual charges of $25.7 million in U.S. Foodservice and $21.8 million in Canadian Foods from the closing of certain facilities, plant rationalization and organizational changes.
(c) Includes unusual charges of $22.5 million from the write-down of Meats business net assets to expected realizable value.


Note 20:  Subsequent Events

In March 1994, the Company signed agreements to sell its Frozen Specialty Foods business (the Frozen business) and Meats business. For the two transactions, the Company will receive approximately $155 million in cash, subject to customary purchase price adjustments. Both sales are subject to regulatory approval and other conditions. These transaction are expected to be completed within the first half of fiscal 1995. The Company recognized a $22.5 million charge in fiscal 1994 on the write-down of the Meats business net assets to expected realizable value. The Frozen Specialty Foods transaction will result in a gain. Fiscal 1994 net sales of these businesses were approximately $260 million.
     The following table summarizes the net assets of the Frozen and Meats businesses as of February 28, 1994:

(in thousands)
Trade accounts receivable, net                         $ 14,515
Inventories                                              36,177
Other current assets                                        394
Property, plant and equipment, net                       55,709
Goodwill                                                 11,062
Other noncurrent assets                                  18,355
Accounts payable                                        (10,792)
Other liabilities assumed, principally current           (6,503)
  Total net assets                                     $118,917




Six-Year Comparative Summary


Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)     1994         1993        1992       1991        1990       1989
Consolidated Summary of Operations

Net sales                                               $2,224.7     $2,223.9    $2,281.4   $2,191.9    $2,074.9   $1,940.7
Cost of sales                                           (1,952.1)    (1,949.8)   (1,972.4)  (1,888.7)   (1,793.7)  (1,679.7)
Selling, general and administrative                       (203.8)      (197.5)     (221.3)    (217.6)     (207.5)    (191.3)
Unusual items                                              (70.0)           -         3.4        1.0        (2.1)      15.5
Interest, net                                              (10.7)       (11.9)      (18.8)     (20.7)      (26.9)     (22.4)
Corporate                                                    (.8)         (.4)       (2.8)         -           -          -
Earnings (losses) from unconsolidated affiliates           (12.2)         1.8        (2.1)        .3          .9        1.3
 Earnings (loss) before income taxes and cumulative
  effect of accounting change                              (24.9)        66.1        67.4       66.2        45.6       64.1
Income taxes                                                11.5        (24.9)      (28.3)     (31.0)      (20.3)     (29.0)
 Earnings (loss) before cumulative
  effect of accounting change                              (13.4)        41.2        39.1       35.2        25.3       35.1
Cumulative effect of accounting change, net of taxes           -            -       (17.1)         -           -          -
Net earnings (loss)                                     $  (13.4)    $   41.2    $   22.0   $   35.2    $   25.3   $   35.1
Earnings (loss) per share of common stock:
 Before cumulative effect of accounting change          $   (.72)    $   2.13    $   2.00   $   1.81    $   1.30   $   1.66
 Cumulative effect of accounting change                        -            -        (.88)         -           -          -
  Net earnings (loss) per share of common stock         $   (.72)    $   2.13    $   1.12   $   1.81    $   1.30   $   1.66

Year-End Financial Position
Current assets                                          $  439.3     $  415.9    $  413.3   $  427.6    $  474.1   $  395.7
Current liabilities                                        301.7        243.5       285.4      312.5       348.0      236.3
Working capital                                            137.6        172.4       127.9      115.1       126.1      159.4
Property, plant and equipment, net                         245.9        245.7       221.3      239.2       218.7      182.4
Long-term debt, net of current portion                     195.1        167.0       103.9      115.0       134.6      136.3
Redeemable preferred stock                                   3.6          3.9         3.9        4.1         4.1        4.1
Shareholders' equity                                       250.0        322.0       313.1      320.6       303.0      297.0
Total assets                                               814.8        803.5       767.7      805.6       844.3      716.0

Dividends Paid
Preferred stock                                         $     .2     $     .2    $     .2   $     .2    $     .2   $     .2
Common stock                                                15.2         15.4        15.4       15.2        15.2       16.7
Per share of common stock                                    .80          .80         .80        .79         .79        .79

Other Financial Data
Current ratio                                              1.5:1        1.7:1       1.4:1      1.4:1       1.4:1      1.7:1
Return on beginning shareholders' equity                   (4.2%)       13.1%       12.1%*     11.5%        8.5%      10.0%
Equity per share of common stock                        $  13.63     $  16.64    $  16.19   $  16.41    $  15.68   $  15.45
Debt to total capitalization                                 50%          37%         33%        34%         50%        41%
Depreciation                                            $   24.9     $   23.8    $   24.7   $   24.1    $   22.4   $   21.7
Capital expenditures, excluding acquisitions            $   51.9     $   45.7    $   51.2   $   57.3    $   46.2   $   36.0
Average common shares outstanding                           18.9         19.3        19.5       19.4        19.3       21.1
Number of common shareholders                              4,939        5,097       5,113      5,008       5,273      5,611
Number of employees                                        8,390        8,341       8,231      9,140       9,172      9,015
Market price per share of common stock:
 At year-end                                            $ 17 3/8     $ 25 3/4    $ 26 3/8   $ 25 5/8    $ 16 1/2   $ 18 7/8
 Range for year                                         $ 26 3/8-    $ 28 7/8-   $ 31 1/2-  $ 26 1/2-   $ 22 1/4-  $ 22 1/2-
                                                          16 3/4       23 1/4      23 7/8     16 3/8      16 1/8     17 3/8
*Exclusive of cumulative effect of accounting change.