Form 10-K405, Exhibit 13
period 1995-02-28
INTERNATIONAL MULTIFOODS CORP
filed 1995-05-16
CIK 51410

Management's Discussion and Analysis of Results of Operations
                         and Financial Condition

Results of Operations

Overview
Fiscal 1995 net earnings were $57 million, or $3.16 per share, compared with a net loss of $13.4 million, or $.72 per share, in fiscal 1994. Exclusive of unusual items, fiscal 1995 net earnings were $28 million, or $1.55 per share, compared with $35.5 million, or $1.86 per share a year ago. Fiscal 1993 net earnings were $41.2 million, or $2.13 per share.
     Unusual items in fiscal 1995 resulted in a net benefit of $29 million after tax, or $1.61 per share. Included in unusual items was a gain from the divestiture of the Company's Frozen Specialty Foods business, a charge for the integration of two of the Company's limited-menu foodservice distribution businesses, a benefit with respect to a tax settlement and a benefit from adjustments related to previously divested businesses. The integration of the limited-menu foodservice distribution business of Leprino Foods Company, acquired by the Company in fiscal 1995, with the former Pueringer limited-menu foodservice distribution unit is expected to provide pre-tax benefits of up to $3 million in fiscal 1996 and $6 million in fiscal 1997. Unusual items in fiscal 1994 reduced after-tax earnings by $48.9 million, or $2.58 per share. Included in fiscal 1994 unusual items were the disposition of certain underperforming assets and an investment in an unconsolidated affiliate, the write-downs of certain assets and the reorganization of remaining operations. Reorganization activities included the consolidation and closing of certain facilities, plant rationalization and organizational changes.

Segment Results
The Company has redefined its business segments and adopted a revised allocation process that provides that corporate general and administrative costs are reflected as corporate expenses unless such costs are associated with a business segment. The three continuing business segments are Foodservice Distribution, Bakery and Venezuela Foods. In addition, the Company has defined as Divested Businesses its Frozen Specialty Foods and Meats businesses, which were sold in fiscal 1995, and its surimi seafood business, which the Company anticipates divesting in fiscal 1996. Previously reported segment financial information has been reclassified to conform with the fiscal 1995 presentation. A description of the business segments along with segment net sales and operating results are included in Note 19 to the consolidated financial statements.

               Net Sales from Continuing Businesses
                  [Graphic Material Omitted]

(in billions)                     1993        1994        1995
Foodservice Distribution         $1.10       $1.11       $1.39
Bakery                             .43         .44         .46
Venezuela Foods                    .25         .27         .32
  Total Continuing Businesses    $1.78       $1.82       $2.17


         Operating Earnings from Continuing Businesses*
                  [Graphic Material Omitted]

                                 1995
Foodservice Distribution          29%
Bakery                            38%
Venezuela Foods                   33%
*Before unusual items


Fiscal 1995 compared with fiscal 1994.   Net sales from continuing
businesses increased 19% to $2.17 billion. Exclusive of acquisitions, sales from continuing businesses increased 5%. Consolidated net sales increased 6% to $2.3 billion. Consolidated operating earnings before unusual items declined 11% to $60.3 million from $67.8 million in fiscal 1994. As a result of unusual items, consolidated operating earnings were $86.5 million in fiscal 1995 as compared to an operating loss of $2.2 million in fiscal 1994.
     Foodservice Distribution sales increased 26% to $1.4 billion. Excluding the effect of acquisitions, net sales increased 3% primarily on higher volumes from the former Pueringer limited-menu foodservice distribution unit (Pueringer). Operating earnings before unusual items declined 2% to $17.5 million compared with $17.8 million in fiscal 1994.
A significant decrease in vending distribution earnings resulted primarily from costs associated with delays in the implementation timetable of a business information system. Vending distribution will continue to experience added costs in fiscal 1996 as the system is rolled out to distribution centers. Fiscal 1995 operating earnings benefited from the earnings of the acquired Leprino distribution business and improved earnings from Pueringer as a result of the higher volumes. Fiscal 1995 unusual items of $6.2 million were for costs associated with the integration of the limited-menu distribution businesses and fiscal 1994 unusual charges of $9.1 million were for organizational changes in vending distribution.
     Bakery sales increased 4% to $459.2 million principally as a result of higher volumes in frozen bakery products, bakery flour and consumer flour, partially offset by a 3% impact from a decline in the average Canadian exchange rate. Operating earnings before unusual items increased 15% to $22.4 million compared with $19.5 million in fiscal 1994. The increase in operating earnings was primarily the result of the benefits from the reorganization of operations and improved volumes. The earnings improvement was partially offset by the unfavorable Canadian exchange rate and costs related to the introduction of consumer salsa products in Canada and consumer condiments in the southern United States. Unusual items of $29.4 million in fiscal 1994 consisted of the closing and downsizing of certain facilities and organizational changes, including streamlining Canadian administrative functions.
     Venezuela Foods sales increased 19% to $317.7 million primarily on volume increases in bakery, consumer and agricultural products. Higher volumes in bakery products resulted from increased market shares and additional business obtained in connection with the lease of two wheat flour mills beginning in October 1994. Improved volumes in consumer products were primarily the result of increased demand for grain-based products and the impact of the acquisition of a corn flour business in May 1994. Higher volumes in agricultural products were primarily attributable to an increase in feed market share. Operating earnings declined 18% to $19.9 million, compared with $24.3 million in fiscal 1994. The earnings decline was primarily the result of difficult economic conditions including rising inflation, which resulted in the change to the U.S. dollar as the functional currency for translation purposes in the fourth quarter of fiscal 1994. These unfavorable impacts were partially offset by the effects of higher volumes and the near-term stability from government-imposed foreign exchange controls, described below.
     In June 1994, the Venezuelan government implemented price controls, which affect most of the Venezuelan operations' products, and a foreign exchange control system. The government generally has allowed reasonable price increases for most of the Company's products; however, there can be no assurance that the Company will continue to be able to obtain reasonable price increases. In connection with the implementation of exchange and price controls, the government has announced that sufficient U.S. dollars will be made available at the controlled exchange rate for basic food imports, which include the Company's raw material needs. The government has allowed the exchange of Venezuelan bolivars to U.S. dollars for payments by the Company for raw material imports. However, the Company has experienced delays in obtaining U.S. dollars for such import transactions.
     As of February 28, 1995, net monetary liabilities of the Company's Venezuelan operations totaled the U.S.-dollar equivalent of $14 million. The Company anticipates that its Venezuelan operations will generally be in a net monetary asset position during fiscal 1996. Since June 1994, the Venezuelan government has established the exchange rate at 170 bolivars per dollar and has stated that exchange controls are temporary. However, the Company is unable to determine the extent and timing of any changes in the exchange controls and the potential impact on the exchange rate. If the bolivar were to decline in value versus the U.S. dollar and the Company was in a net monetary asset position, there would be foreign exchange losses, the amount of which will depend upon the size of the net monetary asset position and magnitude of the currency devaluation. In addition, the Company may be unable to immediately increase selling prices to maintain then-current gross profit margins. At the present time, strategies for the management of currency risks consist of working capital management techniques and product pricing strategies.
     The Venezuelan government announced that companies intending to repatriate dividends in U.S. dollars must obtain government approval. It is unclear whether there will be limits imposed on such dividend repatriations.
     Divested businesses sales were $122.3 million in fiscal 1995 as compared with $340 million in fiscal 1994. Operating earnings before unusual items declined to $11.9 million compared with $18.5 million in fiscal 1994. Sales and earnings declined as a result of the fiscal 1995 divestitures of the Frozen Specialty Foods and Meats businesses. Earnings of the surimi seafood business, which the Company anticipates divesting in fiscal 1996, were even with the year earlier. Unusual items of $34.2 million in fiscal 1995 were primarily from the gain on the divestiture of the Frozen Specialty Foods business. Unusual items totaling $30.7 million in fiscal 1994 included the write-down of the Company's Meats business net assets to net realizable value and the loss on the sale of a regional bakery distribution business.

Fiscal 1994 compared with fiscal 1993. Sales from continuing businesses increased 2% to $1.82 billion while consolidated net sales declined 2% to $2.16 billion. Consolidated operating earnings before unusual items declined 10% to $67.8 million from $75.1 million in fiscal 1993. The fiscal 1994 operating loss of $2.2 million was the result of $70 million of unusual items.
     Foodservice Distribution sales were $1.11 billion in fiscal 1994, up slightly compared with fiscal 1993. Sales were impacted by the volume loss of a major vending distribution customer which contributed to an overall decline in sales and unit volume in vending distribution. Sales improved on higher volumes from the Company's former Pueringer unit. Foodservice Distribution operating earnings before unusual items declined 36% to $17.8 million compared with $28 million in fiscal 1993. The earnings decline resulted from a significant decrease in vending distribution earnings, which experienced lower sales and also lower gross margins resulting from pricing pressures in a very competitive marketplace. Unusual items totaling $9.1 million in Foodservice Distribution were primarily for organizational changes in vending distribution.
     Bakery sales increased 3% to $440.3 million principally as a result of higher volumes in bakery mix, partially offset by a 4% impact from a decline in the average Canadian exchange rate. Operating earnings before unusual items declined 20% to $19.5 million compared to $24.5 million in fiscal 1993. Operating earnings were impacted by lower margins in both bakery and consumer products, which resulted from higher wheat costs and competitive pricing pressures, and the unfavorable Canadian exchange rate. Unusual items totaling $29.4 million in fiscal 1994 consisted of the closing and consolidation of certain facilities and organizational changes, including streamlining Canadian administration functions.
     Venezuela Foods sales increased 7% to $267.8 million on volume increases in consumer and agricultural product lines. Operating earnings declined 5% to $24.3 million from the effects of rising inflation, which resulted in the fiscal 1994 fourth quarter change to the U.S. dollar as the functional currency for translation purposes, higher wheat costs and competitive pricing pressures in animal feed products.
     Divested businesses sales declined from $420.1 million to $340 million as a result of the fiscal 1994 divestiture of a regional bakery distribution business. Operating earnings before unusual items increased from $9.9 million to $18.5 million on improved surimi seafood results which benefited from more favorable raw material costs and higher volumes. Unusual items totaling $30.7 million in fiscal 1994 included the write-down of the Company's Meats business net assets to net realizable value and the loss on the sale of the regional bakery distribution business.

Non-operating Expense and Income
In fiscal 1995, net interest expense increased from $10.7 million to $12.1 million primarily as a result of higher interest rates in the United States and Canada, partially offset by higher interest income in Venezuela. Increased interest income in Venezuela was the result of the temporary build-up of local currency cash and equivalents which resulted from delays in obtaining U.S. dollars to settle certain U.S. dollar-denominated obligations as described above. The Company also recognized foreign exchange losses of $2.7 million in fiscal 1995 from the Venezuelan local currency cash and equivalents.
     In fiscal 1994, interest expense declined from $11.8 million to $10.7 million, principally as a result of lower interest rates in the United States and Canada and higher interest income in Venezuela.
     In fiscal 1994, losses from unconsolidated affiliates were $12.2 million compared to earnings of $1.8 million in fiscal 1993. The fiscal 1994 loss included $12.5 million associated with the write-down of the Company's investment in a Mexican animal feed affiliate and loss on disposition of the Company's investment in a Mexican bakery mix affiliate.

Income Taxes
The effective tax rates on earnings before unusual items were 38.5% and 38.4% in fiscal 1995 and 1994, respectively. These rates reflect a low effective tax rate in Venezuela in each of the fiscal years. The overall effective tax rate was 20.5% in fiscal 1995 compared to 46.0% in fiscal 1994 and 37.6% in fiscal 1993. The fiscal 1995 overall effective tax rate was impacted by the low tax rate on the Frozen Specialty Foods transaction and a favorable tax settlement with respect to prior years' business acquisitions.

Financial Condition
The Company's balance sheet and overall financial condition reflect the impact of business acquisitions and divestitures during fiscal 1995.
Common shareholders' equity increased to $291.1 million while the debt-to-total capitalization ratio decreased from 50% to 45%. Short-term financing is provided by the use of commercial paper and short-term bank borrowings. Approximately $263 million in U.S. and Canadian revolving credit agreements and lines of credit are maintained to ensure availability of funds. As of February 28, 1995, approximately $195 million of debt obligations were at variable interest rates. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission, which provides for the issuance of up to $100 million in medium-term notes in various amounts. As of February 28, 1995, $70 million remained available under the medium-term note program.

                      Debt to Total Capitalization
                       [Graphic Material Omitted]

(in millions)          1993        1994        1995
Total Debt             $194        $258        $241
Total Capitalization   $519        $511        $536
Ratio                   37%         50%         45%

     In fiscal 1995, operating working capital increased $49.4 million, exclusive of the impact of acquisitions, dispositions and foreign exchange. The increase was principally the result of higher inventories in Venezuela from the effects of inflation and additional production capacity and, to a lesser extent, the result of higher inventories in Bakery products. The balance sheet impact from acquisitions is summarized in Note 2 to the consolidated financial statements. The balance sheet impact from divestitures includes a reduction of working capital of $40 million and a reduction of property, plant and equipment of $55 million.

     Capital Expenditures by Continuing Businesses (in millions)
                       [Graphic Material Omitted]

                                 1993        1994        1995
Foodservice Distribution        $12.2       $20.8       $ 8.4
Bakery                           21.9        18.3        15.2
Venezuela Foods                   5.7         8.7         5.5
   Total Capital Expenditures
     by Continuing Businesses   $39.8       $47.8       $29.1

     Capital expenditures and acquisitions of businesses are the Company's principal investing activities. Capital expenditures by continuing businesses totaled $29.1 million in fiscal 1995, down from $47.8 million in fiscal 1994. Approximately 30% of the fiscal 1995 capital expenditures was attributable to projects focused on increasing earnings through volume improvements, new business or cost savings. The remaining capital expenditures related to projects that were required to maintain existing facilities and equipment.
     During fiscal 1995, business acquisitions totaled $115.8 million. In addition to the acquisition of the Leprino distribution business, the Company acquired a corn flour business in Venezuela. The Company also completed the divestitures of its Frozen Specialty Foods and Meats businesses at an aggregate sale price of approximately $156 million. The Company continues to pursue tactical and strategic business acquisitions in order to enhance its market leadership positions in its Bakery and Foodservice Distribution businesses.
     The Company purchased approximately 0.4 million and 1.2 million shares of outstanding common stock in fiscal 1995 and 1994, respectively, primarily pursuant to a 2.5 million share repurchase program which was initiated in fiscal 1994. The Company expects that future share repurchases under this program, if any, will be funded by borrowings or proceeds from any divestitures.
     In Canada, the Company minimizes risks associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. See Note 7 to the consolidated financial statements for further discussion.


Independent Auditors' Report

The Board of Directors and Shareholders
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 28, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended February 28, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 28, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1995 in conformity with generally accepted accounting principles.

/s/KPMG Peat Marwick LLP
KPMG Peat Marwick  LLP
Minneapolis, Minnesota
April 12, 1995



Management's Responsibility for Financial Statements

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles and include, where required, amounts based on management's best estimates and judgments. Management continues to be responsible for the integrity and objectivity of data in these consolidated financial statements, which it seeks to assure through an extensive system of internal controls. Such controls are designed to provide reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition and that financial records are sufficiently reliable to permit the preparation of consolidated financial statements. It is recognized that estimates and judgments are required to assess and balance the relative cost and expected benefits of any system of internal controls.
    The system of internal accounting controls is designed to provide reasonable assurance that the books and records reflect the Company's transactions and that its established policies and procedures are carefully followed. The system includes written policies and procedures, a financial reporting system, an internal audit department and careful selection and training of qualified personnel.


/s/Anthony Luiso                                /s/Duncan H. Cocroft
Anthony Luiso                                   Duncan H. Cocroft
Chairman, President and                         Vice President-Finance and
Chief Executive Officer                         Chief Financial Officer



              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Operations


Fiscal year ended the last day of February
(dollars and shares in thousands,
except per share data)                    1995          1994           1993

Net sales                           $2,295,119    $2,158,354     $2,199,158
Cost of sales                       (1,901,932)   (1,743,892)    (1,783,403)
  Gross profit                         393,187       414,462        415,755

Delivery and distribution             (146,220)     (141,838)      (141,666)
Selling, general and
  administrative                      (186,616)     (204,852)      (199,020)
Unusual items                           26,240       (70,007)             -
       Operating earnings (loss)        86,591        (2,235)        75,069

Financing costs:
  Interest, net                        (12,105)      (10,685)       (11,848)
  Foreign exchange gains (losses)
    on cash and equivalents             (2,747)          203          1,110
       Total financing costs           (14,852)      (10,482)       (10,738)

Earnings (losses) from
  unconsolidated affiliates                  -       (12,187)         1,759
  Earnings (loss) before income taxes   71,739       (24,904)        66,090
Income taxes                           (14,718)       11,466        (24,880)

Net earnings (loss)                 $   57,021    $  (13,438)    $   41,210

Net earnings (loss) per share of
  common stock                      $     3.16    $     (.72)    $     2.13

Average shares of common
  stock outstanding                     17,974        18,911         19,282

See accompanying notes to consolidated financial statements.




              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets


February 28, 1995 and 1994
(dollars and shares in thousands)                      1995          1994
Assets
Current assets:
  Cash and equivalents                             $ 10,792     $ 10,507
  Trade accounts receivable, net of allowance       142,474      146,455
  Inventories                                       256,878      219,630
  Deferred income taxes                              18,506       27,266
  Other current assets                               43,047       35,432
    Total current assets                            471,697      439,290
Property, plant and equipment, net                  228,025      245,891
Goodwill                                            108,636       72,672
Other assets                                         38,347       56,922
Total assets                                       $846,705     $814,775

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 47,149     $ 58,651
  Current portion of long-term debt                  11,083        3,953
  Accounts payable                                  167,114      150,221
  Other current liabilities                          90,646       88,909
    Total current liabilities                       315,992      301,734
Long-term debt, net of current portion              183,087      195,125
Deferred income taxes                                15,767       22,462
Employee benefits and other liabilities              37,193       41,815
    Total liabilities                               552,039      561,136
Redeemable preferred stock, redemption value
  $3,784 and $3,817                                   3,604        3,635
Shareholders' equity:
  Preferred capital stock                                 -            -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184        2,184
  Capital in excess of par value                     88,862       89,158
  Retained earnings                                 395,406      349,298
  Equity adjustment from foreign
    currency translation                           (108,884)    (107,364)
  Equity adjustment from minimum
    pension liability                                (1,641)      (2,301)
  Treasury stock, 3,835 and 3,507 shares, at cost   (83,417)     (78,364)
  Unearned restricted stock                          (1,448)      (2,607)
   Total shareholders' equity                       291,062      250,004
Commitments and contingencies
Total liabilities and shareholders' equity         $846,705     $814,775

See accompanying notes to consolidated financial statements.


                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows


Fiscal year ended the last day of February
(dollars in thousands)                            1995       1994      1993
Cash flows from operations:
  Net earnings (loss)                         $ 57,021   $(13,438)  $41,210
  Adjustments to reconcile net earnings (loss)
    to cash provided by operations:
      Depreciation and amortization             27,045     29,892    28,797
      Provision for unusual charges              5,413     70,007         -
      Equity in losses (earnings) of
        unconsolidated affiliates                    -     12,187    (1,759)
      Gain on major business disposition       (33,581)         -         -
      Deferred income tax expense (benefit)      4,483    (12,504)   12,350
      Provision for losses on receivables        4,477      3,783     2,953
      Changes in operating assets and
        liabilities, net of business
        acquisitions and dispositions*         (49,351)   (49,573)  (29,886)
      Other, net                                 6,372     (4,137)   (1,529)
          Cash provided by operations           21,879     36,217    52,136
Cash flows from investing activities:
  Acquisitions of businesses,
    net of cash acquired                      (115,847)   (18,476)  (29,016)
  Capital expenditures                         (30,776)   (51,904)  (45,683)
  Proceeds from business dispositions          156,367      4,862         -
  Proceeds from other property disposals           823      1,482       966
  Other, net                                         -          -      (472)
          Cash provided by (used for)
            investing activities                10,567    (64,036)  (74,205)
Cash flows from financing activities:
  Net increase (decrease) in notes payable      (7,231)    40,095   (15,374)
  Additions to long-term debt                    4,973     40,000    81,222
  Reductions in long-term debt                  (7,038)    (8,735)  (19,503)
  Dividends paid                               (14,560)   (15,423)  (15,562)
  Proceeds from issuance of common stock           355      1,579     1,501
  Purchase of treasury stock                    (5,877)   (27,490)   (1,810)
  Other, net                                       (19)      (209)      (18)
          Cash provided by (used for)
            financing activities               (29,397)    29,817    30,456
Effect of exchange rate changes
  on cash and equivalents                       (2,764)    (2,535)   (1,541)
Net increase (decrease) in cash
  and equivalents                                  285       (537)    6,846
Cash and equivalents at beginning of year       10,507     11,044     4,198

Cash and equivalents at end of year           $ 10,792   $ 10,507   $11,044


*Cash flows from changes in operating
 assets and liabilities, net of business
 acquisitions and dispositions:
   Accounts receivable                        $   (441)  $(18,410) $(19,119)
   Inventories                                 (47,866)   (23,032)   17,482
   Other current assets                         (9,089)    (1,889)  (15,590)
   Accounts payable                             16,643      1,989    27,936
   Other current liabilities                    (8,598)    (8,231)  (40,595)
     Net change                               $(49,351)  $(49,573) $(29,886)

See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
Basis of statement presentation. The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year ends the last day of February. To conform to the fiscal 1995 presentation, the net margin from commodity sales of the Company's food exporting business for fiscal 1994 and 1993 has been reclassified to net sales. As a result of this reclassification, net sales and cost of sales decreased $66.4 million in fiscal 1994 and $24.8 million in fiscal 1993 from the amounts previously reported. In addition, certain other reclassifications have been made in the accompanying consolidated financial statements in order to conform with fiscal 1995 presentation.

Cost of sales. To more closely match costs with related revenues, the Company classifies the inflation element inherent in interest rates on Venezuelan local currency borrowings and the foreign exchange gains and losses, which occur on certain Venezuelan borrowings, as a component of cost of sales. Accordingly, a reduction of $0.4 million in fiscal 1995 and increases of $2.8 million in fiscal 1994 and $3.6 million in fiscal 1993 are included in cost of sales.

Foreign currency translation and transactions. For the Company's Canadian operations, the functional currency is the local currency. Assets and liabilities are translated at current exchange rates and results of operations are translated using a weighted average exchange rate during the fiscal year. The gains or losses resulting from such translation are included in a separate component of shareholders' equity.
    Effective December 1, 1993, the functional currency for the Company's Venezuelan operations changed from the local currency to the U.S. dollar. In U.S. dollar functional currency operations, certain assets and related earnings statement items are translated at historical exchange rates while all other assets and liabilities are translated at current exchange rates. Translation gains or losses are included in the determination of net earnings.
    Net foreign exchange losses of $3.0 million in fiscal 1995, $2.3 million in fiscal 1994 and $1.1 million in fiscal 1993 are included in earnings.

Research and development expense. Research and development expense was $1.6 million in fiscal 1995, $2.1 million in fiscal 1994 and $1.5 million in fiscal 1993. Costs are charged to expense when incurred.

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

Goodwill and other intangibles. Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Goodwill and other intangibles are amortized on a straight-line basis over not more than a 40-year period. Other intangibles are included in other assets on the consolidated balance sheets. Accumulated amortization of goodwill and other intangibles at February 28, 1995 and 1994 was $16.8 million and $29.0 million, respectively.
    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which is required to be adopted by the Company on or before the fiscal year ending February 28, 1997. The standard generally requires recognition of impairment in the carrying value of goodwill and other long-lived assets if the undiscounted expected future net cash flows is less than the carrying amount of the assets. If SFAS 121 had been adopted in fiscal 1995, management believes it would not have had a material effect on the Company's financial condition or results of operations.


Note 2:  Businesses Acquired
The Company acquired, with cash and notes, several businesses during the three years ended February 28, 1995. All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included since their respective dates of acquisition. The most significant acquisitions were as follows:

Fiscal
 Year     Business Segment      Name                     Date Acquired
1995      Foodservice           Distribution business
            Distribution          of Leprino Foods       August 1994
1994      Foodservice
            Distribution        Bevmatic                 August 1993
          Bakery                JAMCO                    June 1993
1993      Bakery                Gourmet Baker            April 1992

    Components of cash used for acquisitions, as reflected in the consolidated statements of cash flows, were as follows:

(in thousands)                               1995        1994     1993
Fair value of current assets,
  net of cash acquired                   $ 46,298     $ 4,738  $ 8,062
Fair value of noncurrent assets,
  excluding goodwill                       39,003      12,276   11,557
Goodwill                                   51,478       5,778   12,493
Liabilities assumed, principally current  (20,932)     (1,816)  (3,096)
Purchase contract liabilities                   -      (2,500)       -
    Cash paid at closing,
      net of cash acquired               $115,847     $18,476  $29,016

    The following unaudited pro forma financial information assumes the Company's fiscal 1995 acquisition of the limited-menu foodservice distribution business of Leprino Foods Company had been completed on March 1, 1993, the beginning of fiscal 1994. It includes the financing costs of the acquisition as well as depreciation and amortization associated with the allocation of the purchase price to net tangible and intangible assets acquired. The pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition been completed as of the beginning of fiscal 1994.

(in thousands, except earnings per share)               1995         1994
Net sales                                         $2,495,000   $2,540,000
Net earnings (loss)                                   57,200      (13,800)
Net earnings (loss) per share of common stock           3.17         (.74)


Note 3:  Financing Costs
Financing costs consisted of the following:

(in thousands)                            1995      1994     1993
Interest expense                       $16,287   $13,181  $14,592
Capitalized interest                      (317)     (746)  (1,144)
Non-operating interest income           (3,865)   (1,750)  (1,600)
  Interest, net                         12,105    10,685   11,848
Foreign exchange losses (gains)          2,747      (203)  (1,110)
    Total financing costs              $14,852   $10,482  $10,738

    Cash payments for interest, net of amounts capitalized, totaled $14.6 million in fiscal 1995, $12.0 million in fiscal 1994 and $17.1 million in fiscal 1993.
    Total interest income was $4.9 million in fiscal 1995, $2.3 million in fiscal 1994 and $2.0 million in fiscal 1993.
    Foreign exchange gains and losses which occur on cash and equivalents of the Company's Venezuelan operations are included in financing costs in order to match such gains and losses with the related interest income.


Note 4:  Unusual Items
In fiscal 1995, the Company divested its Frozen Specialty Foods business for a pre-tax gain of $33.6 million. The Company also recognized a pre-tax charge of $6.2 million for the integration of the limited-menu foodservice distribution business of Leprino Foods Company acquired by the Company in fiscal 1995 with the Company's former Pueringer unit ("Business Integration"), a pre-tax charge of $1.8 million for costs associated with business acquisition activities, and a pre-tax benefit of $0.6 million primarily related to previously divested businesses. The net tax benefit from unusual items was $2.8 million which included the tax effect from divested businesses and a benefit from a tax settlement with respect to the proposed disallowance of certain deductions in connection with business acquisitions. The total after-tax gain from these unusual items was $29.0 million, or $1.61 per share.
    The Business Integration charge of $6.2 million included $1.1 million for asset write-downs and $5.1 million of charges, which consisted of $1.4 million for severance benefits to approximately 125 warehouse, delivery and administrative employees and $3.7 million primarily for the write-down of lease commitments.
    In fiscal 1994, the Company recognized unusual charges of $70.0 million and a $12.5 million charge related to its investments in Mexican unconsolidated affiliates. The total after-tax loss for these unusual items was $48.9 million, or $2.58 per share. The $70.0 million in charges included the disposition of certain underperforming assets and the reorganization of remaining operations. The reorganization entails the consolidation and closing of certain U.S. and Canadian facilities, plant rationalization and organizational changes. Non-cash pre-tax charges consisted of $19.1 million for asset write-downs and the loss on the sale of a regional bakery distribution business and a $22.5 million charge associated with the write-down of the Company's Meats business net assets to expected realizable value. Remaining pre-tax charges of $28.4 million include the cost of severance and related employee benefits and write-down of lease commitments.
    The following table summarizes the changes in the Company's reorganization and integration reserves for the year ended February 28, 1995:

                            Foodservice Distribution         Bakery         Corporate
                            -------------------------  ------------------   ---------
                                                                  Consoli-
                               Organi-                 Organi-    dation/     Organi-
                              zational    Business     zational   Closing    zational
(in thousands)                 Changes   Integration   Changes   Facilities   Changes     Total
Accrued costs
  at February 28, 1994         $4,043      $    -       $6,864     $7,443       $687    $19,037
Reserves additions                  -       5,120            -          -          -      5,120
Reserves utilized              (3,251)       (714)      (2,405)    (4,282)      (547)   (11,199)
Reserves reversals                  -           -            -          -       (140)      (140)
Exchange rate effect                -           -         (149)      (164)         -       (313)
Accrued costs
  at February 28, 1995         $  792      $4,406       $4,310     $2,997       $  -    $12,505



Note 5:  Income Taxes
Income tax expense was as follows:

                                    U.S. Operations      Non-U.S.
(in thousands)                     Federal    Other     Operations   Total
 1995:
  Current expense                 $  1,785  $ 2,340     $ 6,110   $ 10,235
  Deferred expense (benefit)           603     (151)      4,031      4,483
    Total tax expense             $  2,388  $ 2,189     $10,141   $ 14,718
 1994:
  Current expense (benefit)       $ (2,571) $   666     $ 2,943   $  1,038
  Deferred benefit                  (9,028)  (2,021)     (1,455)   (12,504)
    Total tax expense (benefit)   $(11,599) $(1,355)    $ 1,488   $(11,466)
 1993:
  Current expense                 $  3,251  $ 1,739     $ 7,540   $ 12,530
  Deferred expense                   8,214      909       3,227     12,350
     Total tax expense            $ 11,465  $ 2,648     $10,767   $ 24,880

    Temporary differences which give rise to deferred tax assets and liabilities as of February 28, 1995 and 1994 were as follows:

                                      1995                    1994
                              Deferred   Deferred     Deferred   Deferred
                                Tax       Tax           Tax       Tax
(in thousands)                 Assets  Liabilities    Assets  Liabilities
Depreciation and
  amortization                $15,154    $28,141     $15,441    $39,062
Accrued expenses               23,306      7,346      23,563      7,432
Inventory valuation methods     8,973          -       6,826          -
Reorganization and
  divestiture reserves          8,723          -      20,041          -
Provision for losses
  on receivables                2,738         12       3,214          5
Foreign net operating
  loss carryforwards            9,383          -       4,792          -
Foreign earnings repatriation       -      4,273           -      3,042
Alternative minimum tax             -          -         946          -
Other                           3,537      1,865       3,877      2,471
    Subtotal                   71,814     41,637      78,700     52,012
Valuation allowance           (31,760)         -     (24,904)         -
      Total deferred taxes    $40,054    $41,637     $53,796    $52,012

    At February 28, 1995, the Company's Venezuelan operations had net operating loss carryforwards of approximately $30 million which will expire in fiscal 1997 and 1998. The financial statement benefit of the net operating loss carryforwards has been offset by the valuation allowance due to the limited carryforward period. In fiscal 1995, the valuation allowance increased $6.9 million, primarily as a result of the aforementioned net operating loss carryforwards. The remainder of the valuation allowance also relates to the Company's Venezuelan operations.
    The effective tax rate varied from the U.S. federal statutory tax rate as follows:
                                              1995      1994      1993
U.S. federal statutory tax rate               35.0%    (35.0)%    34.0%
Differences:
  Effect of taxes on non-U.S. earnings        (1.9)       .1      (3.5)
  State and local income taxes                 2.0      (3.5)      3.1
  Effect of intangibles                       (2.5)      1.7       3.0
  Basis difference for business disposals    (12.6)    (12.2)        -
  Other                                         .5       2.9       1.0
    Effective tax rate                        20.5%    (46.0)%    37.6%

    Provision was made for U.S. and non-U.S. income taxes applicable to anticipated remittances of earnings from affiliates. At February 28, 1995, no provision was made on approximately $85 million of unremitted earnings of non-U.S. affiliates which have been, or are intended to be, permanently reinvested. Such earnings would become taxable upon the sale or liquidation of the non-U.S. affiliates or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings. Earnings before income taxes resulting from non-U.S. affiliates were $33.0 million in fiscal 1995, $3.5 million in fiscal 1994 and $39.3 million in fiscal 1993.
    The Internal Revenue Service (IRS) has completed examinations of the U.S. federal income tax returns filed by the Company for the fiscal years ended February 28, 1987 through February 28, 1991. As a result of the examinations, the IRS has issued to the Company statutory notices of deficiency covering the fiscal years ended February 28, 1987 and February 29, 1988 and a preliminary report covering the fiscal years ended February 28, 1989 through February 28, 1991, which are primarily related to the proposed disallowance by the IRS of certain deductions claimed by the Company in connection with acquisitions. In fiscal 1995, the Company reached a settlement with the IRS on the proposed deduction disallowance in connection with acquisitions, but the Company is still vigorously pursuing its judicial remedies with respect to certain other issues covering fiscal years 1988 to 1991. Management believes the final outcome of the remaining matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.
    Net income taxes (refunded) paid totaled $5.9 million in fiscal 1995, $(1.0) million in fiscal 1994 and $31.8 million in fiscal 1993.


Note 6:  Supplemental Balance Sheet Information

(in thousands)                                     1995            1994
Accounts receivable, net:
  Trade                                        $149,132        $151,642
  Allowance for doubtful accounts                (6,658)         (5,187)
    Total accounts receivable, net             $142,474        $146,455
Inventories:
  Raw materials, excluding grain               $ 25,683        $ 27,614
  Grain                                          65,402          41,785
  Finished and in-process goods                 158,497         141,241
  Packages and supplies                           7,296           8,990
    Total inventories                          $256,878        $219,630
Property, plant and equipment, net:
  Land                                         $ 11,635        $ 10,733
  Buildings and improvements                     87,739         107,741
  Machinery and equipment                       212,262         213,838
  Transportation equipment                        9,042           4,678
  Improvements in progress                       13,381          38,740
                                                334,059         375,730
  Accumulated depreciation                     (106,034)       (129,839)
    Total property, plant and equipment, net   $228,025        $245,891
Accounts payable:
  Trade                                        $131,754        $111,061
  Other                                          35,360          39,160
    Total accounts payable                     $167,114        $150,221
Other current liabilities:
  Wages and benefits                           $ 16,163        $ 16,520
  Income taxes                                   18,177          12,328
  Reorganization reserves                        12,505          19,037
  Other accrued expenses                         43,801          41,024
    Total other current liabilities            $ 90,646        $ 88,909


Note 7:  Financial Instruments
Fair value of financial instruments. The carrying value of cash and equivalents, accounts receivable, accounts payable and debt approximate fair value.

Concentrations of credit risk. The Company's Venezuelan operations maintain deposits, primarily in local currency, in Venezuelan financial institutions. As of February 28, 1995, these deposits totaled the equivalent of $6.0 million. Due to foreign exchange controls implemented by the Venezuelan government, the Company has experienced delays in converting these deposits to U.S. dollars and, accordingly, paying down U.S. dollar-denominated obligations of its Venezuelan operations. Additionally, the Venezuelan government has assumed control of several local banks due to their respective financial difficulties in order to stabilize the banking system. The Company performs ongoing evaluations of the relative credit standing of the Venezuelan financial institutions in which it has deposits in order to minimize its credit risk.

Other financial instruments. In Canada, the Company minimizes risks associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts, and open flour sales contracts with wheat futures contracts. These futures contracts are traded on U.S. exchanges and are denominated in U.S. dollars. Since the inventories, purchase contracts and sales contracts are generally denominated in Canadian dollars, the Company enters into foreign currency forward contracts which have the effect of converting the U.S. dollar-denominated futures contracts into Canadian dollar equivalents. At February 28, 1995, the Company had entered into wheat futures contracts with maturities that substantially coincided with the maturities of the open wheat purchase contracts and flour sales contracts. These future contracts hedged substantially all of the Company's Canadian wheat and flour inventories and commitments as of February 28, 1995. At February 28, 1995, the foreign currency forward contracts relating to these wheat futures contracts totaled approximately $3.2 million.
    The U.S. exchanges on which the futures contracts are traded are the counterparties to these transactions. The foreign currency forward contracts are purchased through major Canadian banking institutions which are counterparties to these transactions. Management believes the credit risk of these futures and foreign currency forward contracts due to nonperformance of the counterparties is insignificant.


Note 8:  Accounts Receivable
As of February 28, 1995 and 1994, the Company had sold approximately $11.5 million and $11.8 million of accounts receivable, respectively.
Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in interest expense in the consolidated statements of operations.


Note 9:  Notes Payable
Notes payable consisted of the following:

(in thousands)                                    1995            1994
Commercial paper                               $     -         $26,154
Notes payable, principally to banks             47,149          32,497
  Total notes payable                          $47,149         $58,651


Note 10: Long-term Debt
Long-term debt, net of current portion of $11.1 million in fiscal 1995 and $4.0 million in fiscal 1994, was as follows:

(in thousands)                                           1995       1994
Commercial paper                                     $ 50,455   $ 54,005
Notes payable to banks                                 49,545    100,000
Canadian Bankers Acceptances                           57,504          -
Medium-term notes                                      20,000     30,000
Industrial revenue bond financing                       3,500      8,434
Other, due in varying amounts through fiscal 1998       2,083      2,686
    Total long-term debt                             $183,087   $195,125

    The Company has a $150 million U.S. revolving credit agreement which expires March 5, 1997, $52 million in U.S. and Canadian short-term lines of credit which expire in fiscal 1996 and a $61 million Canadian revolving credit agreement which expires March 15, 1997. The interest rate on borrowings under these agreements is variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements and lines of credit contain certain restrictive covenants that include maintenance of tangible net worth and an indebtedness ratio. None of the restrictive covenants are expected to affect the payment of dividends based on the Company's present dividend guideline. At February 28, 1995, the Company had available $86 million under the lines of credit and credit agreements. Related commitment and facility fees were $0.6 million and $0.5 million during fiscal 1995 and fiscal 1994, respectively.
    The notes payable, commercial paper and Canadian Bankers Acceptance amounts have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    Minimum principal and sinking fund payments totaling $183.1 million are as follows: $7.0 million in fiscal 1997, $162.6 million in fiscal 1998, $10.0 million in fiscal 1999, and $3.5 million in fiscal 2004.
    The weighted average interest rate on commercial paper, notes payable and Canadian Bankers Acceptances outstanding at February 28, 1995 was 6.7% and at February 28, 1994 was 3.9%. The outstanding balances include U.S. dollar, Canadian dollar and Venezuelan bolivar obligations. The average dollar amount of consolidated borrowings in fiscal 1995 was $239.9 million which had a weighted average interest rate of 6.7%.
    In fiscal 1993, the Company established a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission for $100 million of debt securities of the Company. Under the program, the Company may issue the entire amount in medium-term notes. Amounts outstanding under this program at February 28, 1995 mature in fiscal 1996 to fiscal 1999 and had a weighted average interest rate of 5.4%.
    The industrial revenue bond financing matures in fiscal 2004 and had an interest rate of 6.75% in fiscal 1995.
    At February 28, 1995, the Company had available uncommitted lines of credit from banks in Venezuela of approximately $65 million. No compensating balances were required for any of these credit lines.


Note 11:  Redeemable Preferred Stock
The Company has authorized 200,000 shares of Cumulative Redeemable Sinking Fund First Preferred Capital Stock, par value $100 per share, which is redeemable at the option of the Company at $105 per share plus accrued dividends. There is a semiannual sinking fund requirement equal to $1.00 for each share then outstanding which may be satisfied by repurchases not in excess of the redemption price or by call for redemption. The holders of outstanding shares are entitled to elect one-third of the Company's directors in the event of default in the payment of eight quarterly dividends or in providing four semiannual sinking fund installments.
    The Company purchased 310 shares in fiscal 1995, 2,841 shares in fiscal 1994 and 300 shares in fiscal 1993 for sinking fund requirements. The amounts issued and outstanding were:

(dollars in thousands)                             1995          1994
Par value:
  4% Series A                                    $1,114        $1,123
  4 1/4% Series C                                   380           390
  4 1/2% Series D                                   755           767
  5 1/4% Series E                                 1,355         1,355
    Total                                        $3,604        $3,635
Number of shares                                 36,042        36,352


Note 12: Preferred Capital Stock
The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock, consisting of 500,000 shares, par value $1.00 per share.
    No Preferred Capital Stock was outstanding during the three years ended February 28, 1995.


Note 13:  Leases
The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 28, 1995:

                                                  Operating
(in thousands)                                       leases
1996                                                $16,759
1997                                                 14,232
1998                                                 10,202
1999                                                  7,394
2000                                                  5,256
2001 and beyond                                      11,271
  Total minimum lease payments *                    $65,114

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                            1995          1994       1993
Minimum rentals                        $27,608       $28,270    $29,873
Contingent rentals                         246         1,009      2,643
Sublease rentals                           (44)         (286)        (7)
  Total net rent expense               $27,810       $28,993    $32,509


Note 14:  Commitments and Contingencies
There were no contingencies or litigation as of February 28, 1995 that, in the opinion of management, would have had a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.
    At February 28, 1995, the estimated cost to complete improvements in progress totaled approximately $13 million.


Note 15: Shareholders' Equity
The following summarizes the changes in shareholders' equity for the three years ended February 28, 1995:


                                                                                Equity Adjustment from:
                                        $.10 par value                          -----------------------
                                     ------------------   Capital in                Foreign    Minimum    Unearned
                                     Common    Treasury    Excess of  Retained     Currency    Pension  Restricted
(dollars and shares in thousands)     Stock       Stock    Par Value  Earnings  Translation  Liability       Stock     Total
Balance at February 29, 1992         $2,184    $(54,836)     $88,700  $352,452     $(71,828)   $(1,989)    $(1,559) $313,124
  Net earnings                            -           -            -    41,210            -          -           -    41,210
  Translation adjustments                 -           -            -         -      (15,238)         -           -   (15,238)
  Dividends declared:
    Common stock                          -           -            -   (15,452)           -          -           -   (15,452)
    Preferred stock                       -           -            -      (180)           -          -           -      (180)
  70 shares purchased for treasury        -      (1,810)           -         -            -          -           -    (1,810)
  66 shares issued for
    employee benefit plans                -       1,496          180         -            -          -        (149)    1,527
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -         465       465
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,684)          -    (1,684)
Balance at February 28, 1993          2,184     (55,150)      88,880   378,030      (87,066)    (3,673)     (1,243)  321,962
  Net loss                                -           -            -   (13,438)           -          -           -   (13,438)
  Translation adjustments                 -           -            -         -      (20,298)         -           -   (20,298)
  Dividends declared:
    Common stock                          -           -            -   (15,120)           -          -           -   (15,120)
    Preferred stock                       -           -            -      (174)           -          -           -      (174)
  1,200 shares purchased for treasury     -     (27,490)           -         -            -          -           -   (27,490)
  194 shares issued for
    employee benefit plans                -       4,276          278         -            -          -      (2,844)    1,710
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,480     1,480
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -      1,372           -     1,372
Balance at February 28, 1994          2,184     (78,364)      89,158   349,298     (107,364)    (2,301)     (2,607)  250,004
  Net earnings                            -           -            -    57,021            -          -           -    57,021
  Translation adjustments                 -           -            -         -       (1,520)         -           -    (1,520)
  Dividends declared:
    Common stock                          -           -            -   (10,746)           -          -           -   (10,746)
    Preferred stock                       -           -            -      (167)           -          -           -      (167)
  366 shares purchased for treasury       -      (5,877)           -         -            -          -           -    (5,877)
  37 shares issued for
    employee benefit plans                -         824         (296)        -            -          -        (222)      306
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,381     1,381
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -        660           -       660
Balance at February 28, 1995         $2,184    $(83,417)     $88,862  $395,406    $(108,884)   $(1,641)    $(1,448) $291,062


    The Company's 1989 stock-based plan permits awards of restricted stock and incentive units to key employees subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors. In fiscal 1994, grants include 78,000 shares of restricted stock which were awarded to key employees under the Company's long-term incentive program. The restricted stock has a ten-year vesting period which will be accelerated only if specified financial performance objectives are achieved over a three-year period. In addition, incentive units were awarded to each such key employee in a number equal to the number of shares of restricted stock awarded. These incentive units will be earned only in the event the Company achieves stronger financial performance than that which is required to accelerate vesting of the restricted stock. Incentive units, if earned, will be paid in the form of restricted stock. The market value of shares issued under the plan, as of the date of grant, has been recorded as unearned restricted stock and is shown as a separate component of shareholders' equity. Unearned restricted stock is expensed over the period restrictions lapse.
    The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.


Note 16: Stock Options
A total of 505,081 common shares are available for grants of stock options or restricted stock under the Company's 1986 and 1989 stock plans. Stock options are granted to directors, officers and key management employees to purchase shares of Company common stock at not less than fair market value at dates of grant for incentive stock options and at not less than 75% of fair market value at dates of grant for non-qualified stock options. Options generally become exercisable one year after the date of grant and expire ten years after the date of grant.
    The following table contains information on stock options:

                                            Option Price
                            Shares         Per Share-Range
Outstanding at
  February 29, 1992        1,739,532        $11.28 - 29.00
Granted                      152,200         23.69 - 28.06
Exercised                    (79,100)        11.28 - 25.69
Expired or canceled           (6,925)        22.75 - 29.00
Outstanding at
  February 28, 1993        1,805,707        $11.28 - 29.00
Granted                       85,019         19.25 - 25.75
Exercised                    (86,375)        11.28 - 23.21
Expired or canceled          (82,236)        19.21 - 28.06
Outstanding at
  February 28, 1994        1,722,115        $11.28 - 29.00
Granted                       72,077         16.06 - 18.00
Exercised                    (26,100)        11.28 - 14.97
Expired or canceled         (200,263)        11.28 - 29.00
Outstanding at
  February 28, 1995        1,567,829        $14.97 - 29.00

Options exercisable at:
February 28, 1993          1,246,463        $11.28 - 29.00
February 28, 1994          1,443,027        $11.28 - 29.00
February 28, 1995          1,424,844        $14.97 - 29.00


Note 17:  Retirement Plans
The Company sponsors two defined contribution plans and several defined benefit retirement plans.
    The defined contribution plans cover salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the employee's contribution subject to certain limitations. Employer contributions were approximately $1.7 million in fiscal 1995, $2.1 million in fiscal 1994 and $1.8 million in fiscal 1993.
    In the United States and Canada, defined benefit plans cover substantially all employees. Benefits are based on final average salary for U.S. salaried employees, years of credited service for U.S. hourly employees and career average pay for Canadian employees. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' benefits. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.
    Net pension cost for the defined benefit plans was as follows:

(in thousands)                         1995         1994      1993
Service costs                       $ 2,483      $ 2,769   $ 2,381
Interest costs                       12,102       12,277    11,936
Actual return on plan assets          2,337      (22,813)   (7,790)
Net amortization and deferral       (16,760)       8,272    (6,550)
  Net pension cost (credit)         $   162      $   505   $   (23)

    The funded status of the defined benefit plans and the amounts recognized in the balance sheets were as follows:

                                   1995                     1994
                            Assets      Benefit      Assets      Benefit
                            Exceed        Obli-      Exceed        Obli-
                           Benefit      gations     Benefit      gations
                             Obli-       Exceed       Obli-       Exceed
(in thousands)             gations       Assets     gations       Assets
Actuarial present value
  of benefit obligations:
    Vested                $131,952      $ 8,183    $146,293      $ 8,332
    Nonvested                4,142        1,014       5,105        1,107
Accumulated benefit
  obligations              136,094        9,197     151,398        9,439
Effect of future
  salary increases           3,185          810       5,130        1,041
Projected benefit
  obligations              139,279       10,007     156,528       10,480
Plan assets at
  fair value               157,284            -     174,826            -
Plan assets in
  excess of (less
  than) projected
  benefit obligations       18,005      (10,007)     18,298      (10,480)
Unamortized prior
  service cost               6,080            -       6,815            -
Unrecognized effect
  from past experience
  different from that
  assumed                    9,390        3,500       8,720        4,813
Unrecognized transition
  (assets) obligations,
  net of amortization      (12,511)         802     (14,343)       1,203
Adjustment required
  to recognize minimum
  pension liability              -       (3,492)          -       (4,975)
      Prepaid (accrued)
        pension costs      $20,964      $(9,197)   $ 19,490      $(9,439)

    The Company amortizes prior service costs and unrecognized gains and losses on a straight-line basis over not more than 16 years. Other assumptions used, which reflect weighted averages of the U.S. and Canadian defined benefit plans, were as follows:

                                                         1995     1994
Average discount rate                                     8.6%     7.5%
Expected long-term return rate                            9.5%     9.5%
Rate of increase in future compensation                   4.0%     4.0%


    In Venezuela, all employees are entitled to certain severance indemnities based on compensation and cause of separation. This post-employment arrangement qualifies as a defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company has elected to define the vested benefit obligation for this arrangement as the actuarial present value of vested benefits the employee is entitled to if immediately separated at the measurement date. This arrangement has not been funded and the corresponding expense recognized was $3.8 million in fiscal 1995, $3.7 million in fiscal 1994 and $3.1 million in fiscal 1993.


Note 18:  Post-retirement Health and Life Insurance Benefits
The Company provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. The costs of the U.S. life insurance benefits are funded over the employees' active working lives through contributions to an insurance continuation fund maintained by an insurance company. Life insurance benefits for Canadian retirees are funded on a pay-as-you-go basis through an insurance company. Health care benefits for U.S. and Canadian retirees are provided under a self-insured program administered by an insurance company.
    During fiscal 1993, certain of the Company's U.S. post-retirement health benefit plans were amended resulting in a decrease in accumulated benefit obligations and service and interest costs.
    The net periodic post-retirement benefit cost was as follows:

(in thousands)                               1995        1994      1993
Service costs                              $  296      $  458    $  602
Interest costs                              1,134       1,492     1,627
Net amortization and deferral              (1,689)     (1,944)   (1,458)
    Net post-retirement
      benefits cost (credit)               $ (259)     $    6    $  771

    The actuarial present value of benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      1995       1994
Actuarial present value of benefit obligations:
  Retirees                                       $11,718    $14,952
  Fully eligible active plan participants            539      2,553
  Other active plan participants                   2,535      4,144
Accumulated benefit obligations                   14,792     21,649
Unrecognized effect from past experience
  different from that assumed                      3,178     (2,840)
Unrecognized effect from plan amendments           3,747      6,949
    Accrued post-retirement cost                 $21,717    $25,758

    The assumed annual rate of future increases in per capita cost of health care benefits ranged from 4% to 8% for each of the next 10 years and 4% thereafter. These trend rates reflect the Company's prior experience, plan provisions and management's expectation of future rates. Increasing the health care cost trend by 1% in each year would increase the accumulated benefit obligation by $1.0 million at February 28, 1995 and the service and interest cost by $0.1 million for fiscal 1995. The discount rates used, which reflect weighted averages of the U.S. and Canadian plans, were 8.6% and 7.4% in fiscal 1995 and fiscal 1994, respectively.
    The fiscal 1995 divestitures of the Frozen Specialty Foods and Meats businesses resulted in curtailment gains totaling $2.4 million. The curtailment gains are reflected in the gain and loss, respectively, on these transactions.


Note 19:  Multifoods' Business Segments
The Company's business segments are as follows:
  - Foodservice Distribution consists of U.S. vending distribution and limited-menu foodservice distribution and food exporting business.
  - Bakery consists of U.S. and Canadian bakery products and consumer products in Canada, which includes primarily home baking products and condiments.
  - Venezuela Foods consists of bakery products, consumer products for home baking and agricultural products.
  - Divested Businesses consists principally of the frozen specialty foods and meats businesses which were divested in fiscal 1995 and the surimi seafood business which the Company anticipates divesting in fiscal 1996.

In fiscal 1995 the Company redefined its business segments and also adopted a revised allocation process that provides that corporate general and administrative costs are reflected as corporate expenses unless such costs are associated with a business segment. Fiscal 1994 and 1993 segment financial information has been reclassified to conform with the fiscal 1995 presentation.
                                                                 Operating
                                       Net   Operating   Unusual  Earnings
(in millions)                        Sales       Costs     Items    (Loss)
1995:
  Foodservice Distribution        $1,395.9   $(1,378.4)   $ (6.2)  $ 11.3
  Bakery                             459.2      (436.8)        -     22.4
  Venezuela Foods                    317.7      (297.8)        -     19.9
  Divested Businesses                122.3      (110.4)     34.2     46.1
  Corporate Expenses                     -       (11.4)     (1.8)   (13.2)
    Total                         $2,295.1   $(2,234.8)   $ 26.2   $ 86.5

1994:
  Foodservice Distribution       $1,110.3    $(1,092.5)   $ (9.1)  $  8.7
  Bakery                            440.3       (420.8)    (29.4)    (9.9)
  Venezuela Foods                   267.8       (243.5)        -     24.3
  Divested Businesses               340.0       (321.5)    (30.7)   (12.2)
  Corporate Expenses                    -        (12.3)      (.8)   (13.1)
    Total                        $2,158.4    $(2,090.6)   $(70.0)  $ (2.2)

1993:
  Foodservice Distribution       $1,103.2    $(1,075.2)   $    -   $ 28.0
  Bakery                            426.6       (402.1)        -     24.5
  Venezuela Foods                   249.3       (223.8)        -     25.5
  Divested Businesses               420.1       (410.2)        -      9.9
  Corporate Expenses                    -        (12.8)        -    (12.8)
    Total                        $2,199.2    $(2,124.1)   $    -   $ 75.1


                                 1995                                   1994                                1993
                   ----------------------------------   ---------------------------------    ----------------------------------
                                 Depreciation                        Depreciation                          Depreciation
                     Capital          and                  Capital       and                    Capital       and
(in millions)      Expenditures  Amortization  Assets   Expenditures  Amortization  Assets   Expenditures  Amortization  Assets
Foodservice
  Distribution       $ 8.4          $10.2      $371.9      $20.8         $ 6.1      $248.8      $12.2         $ 5.3      $220.8
Bakery                15.2            9.1       251.0       18.3           8.9       238.4       21.9           7.7       217.3
Venezuela Foods        5.5            3.1       147.1        8.7           2.3       104.3        5.7           1.9        98.3
Divested Businesses    1.5            3.9        39.6        3.6          11.9       183.9        5.5          13.0       214.2
Corporate               .2             .7        37.1         .5            .7        39.4         .4            .9        52.9
  Total              $30.8          $27.0      $846.7      $51.9         $29.9      $814.8      $45.7         $28.8      $803.5


Amounts expended for business acquisitions are not considered as part of capital expenditures. Assets are identifiable to business segments either by their direct use or by allocations when used jointly by two or more segments.


Note 20:   Quarterly Summary (unaudited)

                                                                    Operating
                                        Net   Operating   Unusual    Earnings
(in millions)                         Sales       Costs     Items      (Loss)
First Quarter - 1995
  Foodservice Distribution           $293.3     $(288.3)   $    -     $  5.0
  Bakery                              104.1      (103.0)        -        1.1
  Venezuela Foods                      76.7       (74.2)        -        2.5
  Divested Businesses                  73.8       (69.3)        -        4.5
  Corporate Expenses                      -        (2.6)        -       (2.6)
    Total                            $547.9     $(537.4)   $    -     $ 10.5
First Quarter - 1994
  Foodservice Distribution           $280.0     $(274.6)   $    -     $  5.4
  Bakery                              101.4       (99.4)        -        2.0
  Venezuela Foods                      65.3       (60.0)        -        5.3
  Divested Businesses                  97.0       (93.5)        -        3.5
  Corporate Expenses                      -        (3.4)        -       (3.4)
    Total                            $543.7     $(530.9)   $    -     $ 12.8

Second Quarter - 1995
  Foodservice Distribution           $275.2     $(272.3)   $ (6.2)    $ (3.3)
  Bakery                              113.8      (109.2)        -        4.6
  Venezuela Foods                      70.2       (66.0)        -        4.2
  Divested Businesses                  17.1       (14.4)     32.9       35.6
  Corporate Expenses                      -        (3.0)        -       (3.0)
    Total                            $476.3     $(464.9)   $ 26.7     $ 38.1
Second Quarter - 1994
  Foodservice Distribution           $248.8     $(245.2)   $ (9.1)    $ (5.5)
  Bakery                              108.0      (103.0)    (29.4)     (24.4)
  Venezuela Foods                      66.6       (59.6)        -        7.0
  Divested Businesses                  87.5       (82.5)     (8.2)      (3.2)
  Corporate Expenses                      -        (2.8)      (.8)      (3.6)
    Total                            $510.9     $(493.1)   $(47.5)    $(29.7)

Third Quarter - 1995
  Foodservice Distribution           $423.3     $(417.3)   $    -     $  6.0
  Bakery                              132.7      (122.6)        -       10.1
  Venezuela Foods                      81.0       (74.8)        -        6.2
  Divested Businesses                  16.4       (14.2)        -        2.2
  Corporate Expenses                      -        (3.3)        -       (3.3)
    Total                            $653.4     $(632.2)   $    -     $ 21.2
Third Quarter - 1994
  Foodservice Distribution           $297.2     $(291.0)   $    -     $  6.2
  Bakery                              123.4      (115.7)        -        7.7
  Venezuela Foods                      64.5       (59.0)        -        5.5
  Divested Businesses                  81.2       (75.6)        -        5.6
  Corporate Expenses                      -        (3.3)        -       (3.3)
    Total                            $566.3     $(544.6)   $    -     $ 21.7

Fourth Quarter - 1995
  Foodservice Distribution           $404.1     $(400.5)   $    -     $  3.6
  Bakery                              108.6      (102.0)        -        6.6
  Venezuela Foods                      89.8       (82.8)        -        7.0
  Divested Businesses                  15.0       (12.5)      1.3        3.8
  Corporate Expenses                      -        (2.5)     (1.8)      (4.3)
    Total                            $617.5     $(600.3)   $  (.5)    $ 16.7
Fourth Quarter - 1994
  Foodservice Distribution           $284.3     $(281.7)   $    -     $  2.6
  Bakery                              107.5      (102.7)        -        4.8
  Venezuela Foods                      71.4       (64.9)        -        6.5
  Divested Businesses                  74.3       (69.9)    (22.5)     (18.1)
  Corporate Expenses                      -        (2.8)        -       (2.8)
    Total                            $537.5     $(522.0)   $(22.5)    $ (7.0)



                             First Quarter       Second Quarter      Third Quarter       Fourth Quarter        Total Year
(dollars in millions,       ---------------      ---------------    ----------------     ---------------    ----------------
except per share amounts)    1995      1994       1995      1994      1995      1994      1995      1994      1995      1994
Gross profit                $98.9    $100.9      $82.7     $99.0    $112.4    $111.8     $99.2    $102.8    $393.2    $414.5

Net earnings (loss)           3.0       6.4       31.4(b)  (27.2)(c)  10.9      12.5      11.7(d)   (5.1)(e)  57.0     (13.4)
  Per share (a)               .17       .33       1.74(b)  (1.41)(c)   .61       .66       .65(d)   (.28)(e)  3.16      (.72)

Dividends paid per share
  of common stock             .20       .20        .20       .20       .20       .20       .20       .20       .80       .80

Market price of
  common stock:
    Close                  16 1/8    25 3/8     16 3/4    21 7/8    15 7/8    22 5/8    18 5/8    17 3/8    18 5/8    17 3/8
    High                   18 3/8    26 3/8     16 7/8    25 3/4    18 3/8        24    19 5/8    21 1/8    19 5/8    26 3/8
    Low                    15 1/8    23 5/8     15 3/8        20    15 3/4    21 1/4    15 7/8    16 3/4    15 1/8    16 3/4


(a) Earnings per share is computed independently for each period presented. As a result of the effect of common shares purchased for treasury, the total of the per share results for the four quarters do not equal the annual net earnings (loss) per share in fiscal 1995 and 1994.

(b) Includes a net after-tax benefit of $25.9 million, or $1.44 per share from unusual items. The net benefit is the result of a gain from the divestiture of the Company's Frozen Specialty Foods business and a charge for the integration of the Company's limited-menu foodservice distribution businesses.

(c) Includes a $36.3 million after-tax, or $1.88 per share charge from unusual items. Included in unusual items were the disposition of underperforming assets, the write-down of certain assets and reorganization of operations.

(d) Includes a net after-tax benefit from unusual items of $3.1 million, or $.17 per share. Unusual items included a benefit from a tax settlement and costs associated with acquisition activities.

(e) Includes a $12.6 million after-tax loss, or $.69 per share principally from the write-down of Meats business net assets to expected realizable value




Six-Year Comparative Summary

Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)     1995         1994         1993        1992       1991        1990
Consolidated Summary of Operations
Net sales                                               $2,295.1     $2,158.4     $2,199.2    $2,264.8   $2,175.7    $2,065.9
Cost of sales                                           (1,901.9)    (1,743.9)    (1,783.4)   (1,817.8)  (1,744.2)   (1,678.3)
Delivery and distribution                                 (146.2)      (141.8)      (141.7)     (138.0)    (128.3)     (106.4)
Selling, general and administrative                       (186.7)      (204.9)      (199.0)     (224.1)    (217.6)     (207.5)
Unusual items                                               26.2        (70.0)           -         3.4        1.0        (2.1)
Financing costs                                            (14.8)       (10.5)       (10.8)      (18.8)     (20.7)      (26.9)
Earnings (losses) from unconsolidated affiliates               -        (12.2)         1.8        (2.1)        .3          .9
 Earnings (loss) before income taxes and cumulative
  effect of accounting change                               71.7        (24.9)        66.1        67.4       66.2        45.6
Income taxes                                               (14.7)        11.5        (24.9)      (28.3)     (31.0)      (20.3)
 Earnings (loss) before cumulative
  effect of accounting change                               57.0        (13.4)        41.2        39.1       35.2        25.3
Cumulative effect of accounting change, net of taxes           -            -            -       (17.1)         -           -
Net earnings (loss)                                     $   57.0     $  (13.4)    $   41.2    $   22.0   $   35.2    $   25.3
Earnings (loss) per share of common stock:
 Before cumulative effect of accounting change          $   3.16     $   (.72)    $   2.13    $   2.00   $   1.81    $   1.30
 Cumulative effect of accounting change                        -            -            -        (.88)         -           -
  Net earnings (loss) per share of common stock         $   3.16     $   (.72)    $   2.13    $   1.12   $   1.81    $   1.30
Year-End Financial Position
Current assets                                          $  471.7     $  439.3     $  415.9    $  413.3   $  427.6    $  474.1
Current liabilities                                        316.0        301.7        243.5       285.4      312.5       348.0
Working capital                                            155.7        137.6        172.4       127.9      115.1       126.1
Property, plant and equipment, net                         228.0        245.9        245.7       221.3      239.2       218.7
Long-term debt, net of current portion                     183.1        195.1        167.0       103.9      115.0       134.6
Shareholders' equity                                       291.1        250.0        322.0       313.1      320.6       303.0
Total assets                                               846.7        814.8        803.5       767.7      805.6       844.3
Dividends Paid
Preferred stock                                         $     .2     $     .2     $     .2    $     .2   $     .2    $     .2
Common stock                                                14.4         15.2         15.4        15.4       15.2        15.2
Per share of common stock                                    .80          .80          .80         .80        .79         .79
Other Financial Data
Current ratio                                              1.5:1        1.5:1        1.7:1       1.4:1      1.4:1       1.4:1
Return on beginning shareholders' equity                   22.7%        (4.2)%       13.1%       12.1%*     11.5%        8.5%
Equity per share of common stock                        $  16.16     $  13.63     $  16.64    $  16.19   $  16.41    $  15.68
Debt to total capitalization                                 45%          50%          37%         33%        34%         50%
Depreciation                                            $   22.8     $   24.9     $   23.8    $   24.7   $   24.1    $   22.4
Capital expenditures, excluding acquisitions            $   30.8     $   51.9     $   45.7    $   51.2   $   57.3    $   46.2
Average common shares outstanding                           18.0         18.9         19.3        19.5       19.4        19.3
Number of common shareholders                              5,234        4,939        5,097       5,113      5,008       5,273
Number of employees                                        7,495        8,390        8,341       8,231      9,140       9,172
Market price per share of common stock:
 At year-end                                            $ 18 5/8     $ 17 3/8     $ 25 3/4    $ 26 3/8   $ 25 5/8    $ 16 1/2
 Range for year                                         $ 19 5/8-    $ 26 3/8-    $ 28 7/8-   $ 31 1/2-  $ 26 1/2-   $ 22 1/4-
                                                          15 1/8       16 3/4       23 1/4      23 7/8     16 3/8      16 1/8

*Exclusive of cumulative effect of accounting change.