Form 10-K, Exhibit 13
period 1996-02-29
INTERNATIONAL MULTIFOODS CORP
filed 1996-05-15
CIK 51410

Exhibit 13
                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Results of Operations

Overview
Fiscal 1996 net earnings were $24.1 million, or $1.33 per share, compared with net earnings of $57 million, or $3.16 per share, in fiscal 1995 and a net loss of $13.4 million, or $.72 per share, in fiscal 1994. Exclusive of unusual items, fiscal 1996 net earnings were $23.6 million, or $1.31 per share, compared with $28 million, or $1.55 per share, in fiscal 1995 and $35.5 million, or $1.86 per share, in fiscal 1994.
    Unusual items in fiscal 1996 resulted in a net benefit of $0.5 million after tax, or $.02 per share. Included in unusual items was a gain from the divestiture of the Company's surimi seafood business, a charge related to the write-down of vending distribution software costs and a charge for a corporate restructuring plan. The Company also recognized a benefit with respect to a tax settlement. The aggregate pre-tax benefit from the write-down of software costs and the corporate restructuring plan was approximately $1.5 million in fiscal 1996 and is expected to be approximately $3 million in fiscal 1997.
    Unusual items in fiscal 1995 resulted in a net benefit of $29 million after tax, or $1.61 per share. Included in unusual items was a gain from the divestiture of the Company's Frozen Specialty Foods business and a charge for the integration of the Company's limited-menu foodservice distribution businesses. The integration of the limited-menu foodservice distribution business of Leprino Foods Company, acquired by the Company in fiscal 1995, with the Company's former Pueringer business has occurred more slowly than originally anticipated. The pre-tax benefit from the integration was approximately $1 million in fiscal 1996 and is expected to be approximately $2 million in fiscal 1997. The Company previously disclosed that the integration was expected to provide pre-tax benefits of up to $3 million in fiscal 1996 and $6 million in fiscal 1997.
    Unusual items in fiscal 1994 reduced after-tax earnings by $48.9 million, or $2.58 per share. Included in fiscal 1994 unusual items were the disposition of certain underperforming assets and an investment in an unconsolidated affiliate, the write-down of certain assets and the reorganization of remaining operations.

Segment Results
Net sales and operating results by business segment are included in Note 19 to the consolidated financial statements.

Fiscal 1996 compared with fiscal 1995. Consolidated net sales increased 10% to $2.52 billion. Net sales increased from revenues of the limited-menu distribution business of Leprino Foods Company which was acquired in August 1994. Consolidated operating earnings were $50.1 million in fiscal 1996 as compared to $86.5 million in fiscal 1995. Continuing businesses operating earnings before unusual items were $53.3 million in fiscal 1996 as compared to $48.4 million in fiscal 1995.


Net Sales from Continuing Businesses (in billions)
[Graphic Material Omitted]
                                  1994     1995     1996
Foodservice Distribution          $1.1     $1.4     $1.7
Bakery                              .4       .5       .5
Venezuela Foods                     .3       .3       .3
                                  $1.8     $2.2     $2.5


Operating Earnings from Continuing Businesses*
[Graphic Material Omitted]
                                      1995     1996
Foodservice Distribution               29%      36%
Bakery                                 38%      33%
Venezuela Foods                        33%      31%

*Before unusual items

    Foodservice Distribution net sales increased 23% to $1.7 billion. The increase was primarily from a full year of sales of the acquired limited-menu distribution business of Leprino Foods Company. The increase in sales was partially offset by a 1% decline in net sales of the Company's vending distribution business as a result of lower volumes to independent customers. The lower volumes were the result of service-related difficulties, which the Company is addressing. Operating earnings before unusual items increased 27% to $22.3 million compared with $17.5 million in fiscal 1995. Earnings improved with the full-year benefit of earnings from the acquired limited-menu distribution business of Leprino Foods Company, higher earnings in the Company's food exporting business and that certain businesses had a 53 week reporting period. Earnings also benefited as the Company's vending distribution business was able to purchase certain inventories at favorable prices. Earnings were adversely impacted by the lower volumes and from higher selling costs in vending distribution. In addition, the Company has experienced delays in the integration of the acquired distribution business of Leprino Foods Company, the former Pueringer business and the Alum Rock Foodservice business, which was acquired in fiscal 1996. Fiscal 1996 unusual items of $9.4 million consisted of $8.9 million for the write-down of certain software costs of the vending distribution business information system and a $0.5 million charge for the write-down of a lease commitment. The software write-down was the result of the Company's decision to limit the scope of applications being implemented as part of its business information system. Accordingly, the Company determined that certain software applications would not be used. Fiscal 1995 unusual items of $6.2 million were for costs associated with the integration of the limited-menu distribution businesses.
    The Company's food exporting business sells branded and commodity food products worldwide. During the Company's fourth quarter, Russian authorities announced a ban to be effective in March 1996 on U.S. poultry products, one of the Company's major commodity exports. In March 1996 Russian and U.S. officials reached a preliminary agreement which provided for a lifting of the ban. Although the Company expects its exports of poultry to Russia will continue, future sales and earnings would be adversely affected if final resolution is not reached or if the final resolution impacts the ability to competitively sell such poultry products.
    Bakery net sales were $459.7 million in fiscal 1996 compared with $459.2 million in fiscal 1995. Sales improved on higher volumes in commercial bakery products in Canada and were offset by lower volumes in U.S. bakery and North American frozen products. Operating earnings declined 7% to $20.8 million compared with $22.4 million in fiscal 1995. The earnings decline was the result of the lower volumes partially offset by improved earnings in consumer and commercial bakery products in Canada. Earnings benefited from reduced trade spending and a 53 week reporting period in fiscal 1996.
    Venezuela Foods net sales increased 3% to $328.5 million. The increase was the result of higher volumes in bakery, consumer and agricultural products along with the benefit in the first-half of fiscal 1996 of a stable exchange rate as a result of government imposed foreign exchange controls. The increase was partially offset by the impact of a significant devaluation in the free-market exchange rate during the second half of fiscal 1996, as described below. Higher volumes in bakery products resulted primarily from business obtained from the addition of two wheat flour mills which the Company had leased beginning in October 1994 and subsequently purchased in August 1995. Increased volumes in consumer products were principally from increased market share and the impact of a corn flour business acquisition. Operating earnings declined 4% to $19.1 million compared with $19.9 million in fiscal 1995. The decline was partially the result of the significant devaluation in the free-market exchange rate. Earnings were also adversely impacted by a $3.9 million charge associated with the December 1995 change in the official exchange rate from 170 to 290 Venezuelan bolivars per U.S. dollar. The charge resulted from the Company having to settle certain U.S. dollar obligations, principally from wheat imports, at the new official exchange rate. These adverse effects were partially offset by the benefit of a stable exchange rate in the first-half of fiscal 1996 and the higher volumes.
    In June 1994, the Venezuelan government implemented foreign exchange controls and established an official exchange rate of 170 Venezuelan bolivars per U.S. dollar. The official exchange rate was subsequently changed to 290 bolivars per U.S. dollar in December 1995. Until the second quarter of fiscal 1996, the only legal way of exchanging bolivars for U.S. dollars was from the government at the official rate. In the second quarter, the Venezuelan government began allowing certain bonds denominated in U.S. dollars to be traded on local exchanges. This provided a legal mechanism for exchanging bolivars to U.S. dollars and established a free-market exchange rate. Accordingly, effective August 31, 1995, the Company began using the free-market exchange rate for translating into U.S. dollars all bolivar-denominated balances not expected to be settled at the official exchange rate by the Venezuelan government. The Company used the official exchange rate for translation of certain transactions, principally payments for raw material imports.
    In the last half of fiscal 1996, there was a significant devaluation in the free-market exchange rate. In the Company's opinion, the significant devaluation was caused by continued high inflation, limits on U.S. dollars available at the official exchange rate and uncertainty regarding the Venezuelan government's negotiations with the International Monetary Fund for a U.S. dollar loan. At February 29, 1996, the free-market exchange rate was 478 bolivars per U.S. dollar compared to 229 bolivars per U.S. dollar at August 31, 1995. The Company expects that the currency devaluation which occurred in the last half of the fiscal year will have a significant adverse effect on the Company's Venezuela Foods operating results in the first half of fiscal 1997.
    In June 1994, the Venezuelan government also implemented price controls which affect most of Venezuela Foods' products. Although the government has allowed price increases for the Company's products, gross profit margins stated in U.S. dollars were reduced in the second half of fiscal 1996 as the impact of the significant devaluation of the bolivar in the free market exceeded allowed price increases. During the fourth quarter of fiscal 1996, price controls on all but a few products were eliminated. However, many of the Company's products continue to be impacted by remaining price controls. There can be no assurance that the Company will be able to obtain sufficient price increases in the future to offset the effect of additional devaluations.
    In April 1996, the Venezuelan government announced it would implement significant measures in order to address the country's economic problems and to take the actions believed necessary to receive approval from the International Monetary Fund for a loan agreement. The measures include the removal of controls on foreign exchange and interest rates, an increase in the wholesale tax and an increase in gasoline prices. On April 22, 1996, the government allowed the exchange rate to be determined by market supply and demand and eliminated the official exchange rate. The Venezuelan Central Bank, however, has the authority to buy and sell foreign currency in the open market as it deems necessary. The Company is unable to determine the extent or timing of future devaluations or recoveries in the exchange rate, as well as the impact, if any, of Venezuelan Central Bank transactions in the foreign currency market. At April 23, 1996, the exchange rate was 471 bolivars per U.S. dollar. The removal of controls over interest rates has resulted in a significant increase in the interest rate for local currency borrowings. Although the Company expects the higher interest rates to negatively impact fiscal 1997 earnings, the Company may be able to limit the impact of the increased interest rates with various financing strategies.
    As of February 29, 1996, net monetary liabilities of the Company's Venezuelan operations totaled the U.S.-dollar equivalent of $6 million. The Company anticipates that its Venezuelan operations may be in a net monetary asset position during part of fiscal 1997. If the bolivar were to decline in value versus the U.S. dollar and the Company was in a net monetary asset position, there would be foreign exchange losses, the amount of which will depend upon the size of the net monetary position and the magnitude of the currency devaluation. In addition, the Company may be unable to immediately increase selling prices to maintain then-current gross profit margins. The Company's strategies for management of currency risk include product pricing strategies and management of its net monetary asset exposure.
    Divested businesses net sales were $18.1 million in fiscal 1996 compared with $122.3 million in fiscal 1995. Operating earnings before unusual items were $2.5 million compared with $11.9 million in fiscal 1995. Fiscal 1996 results consisted of the Company's surimi seafood business, which was divested in June 1995. In addition to the surimi seafood business, fiscal 1995 results included the Frozen Specialty Foods and Meats businesses which were divested in June and May 1994, respectively. The unusual gain of $9.9 million in fiscal 1996 was from the divestiture of the surimi seafood business. Unusual items of $34.2 million in fiscal 1995 were primarily from the gain on the divestiture of the Frozen Specialty Foods business.

Fiscal 1995 compared with fiscal 1994. Consolidated net sales increased 6% to $2.3 billion. Consolidated operating earnings before unusual items declined 11% to $60.3 million from $67.8 million in fiscal 1994. As a result of unusual items, consolidated operating earnings were $86.5 million in fiscal 1995 as compared to an operating loss of $2.2 million in fiscal 1994.
    Foodservice Distribution net sales increased 26% to $1.4 billion. Excluding the effect of acquisitions, net sales increased 3%. Operating earnings before unusual items declined 2% to $17.5 million compared with $17.8 million in fiscal 1994. A significant decrease in vending distribution earnings resulted primarily from costs associated with delays in the implementation timetable of a business information system. Fiscal 1995 operating earnings benefited from the earnings of the acquired Leprino Distribution business and improved earnings from the Company's former Pueringer business as a result of higher volumes. Fiscal 1994 unusual items of $9.1 million were for organizational changes in vending distribution.
    Bakery net sales increased 4% to $459.2 million principally as a result of higher volumes in frozen bakery products, commercial flour and consumer flour, partially offset by a 3% impact from a decline in the average Canadian exchange rate. Operating earnings before unusual items increased 15% to $22.4 million compared with $19.5 million in fiscal 1994. The increase was primarily the result of the benefits from the reorganization of operations and improved volumes. The earnings improvement was partially offset by the unfavorable Canadian exchange rate and costs related to the introduction of consumer salsa products in Canada and consumer condiments in the southern United States. Fiscal 1994 unusual items of $29.4 million consisted of closing and downsizing certain facilities and organizational changes.
    Venezuela Foods net sales increased 19% to $317.7 million primarily on volume increases in bakery, consumer and agricultural products. Volumes in bakery products benefited from additional business obtained in connection with the lease of two wheat flour mills beginning in October 1994. Improved volumes in consumer products were partially due to the impact of a corn flour business acquired in May 1994. Operating earnings declined 18% to $19.9 million, compared with $24.3 million in fiscal 1994. The earnings decline was primarily the result of difficult economic conditions including rising inflation, which resulted in the change to the U.S. dollar as the functional currency for translation purposes in the fourth quarter of fiscal 1994. These unfavorable impacts were partially offset by the effects of higher volumes and the short-term stability realized from government-imposed foreign exchange controls.
    Divested businesses net sales were $122.3 million in fiscal 1995 as compared with $340 million in fiscal 1994. Operating earnings before unusual items were $11.9 million compared with $18.5 million in fiscal 1994. Sales and earnings declined as a result of the fiscal 1995 divestitures of the Frozen Specialty Foods and Meats businesses. Unusual items totaling $30.7 million in fiscal 1994 included the write-down of the Company's Meats business net assets to net realizable value and the loss on the sale of a regional bakery distribution business.

Non-operating Expense and Income
In fiscal 1996, net interest expense increased from $12.1 million to $18.7 million, primarily as a result of higher interest rates in the United States and Canada and lower interest income in Venezuela. Increased interest expense was also the result of higher debt levels in Venezuela and the United States.
    In fiscal 1995, net interest expense increased from $10.7 million to $12.1 million, principally as a result of higher interest rates in the United States and Canada, partially offset by higher interest income in Venezuela.

Income Taxes
The effective tax rates on earnings before unusual items were 29.4% and 38.5% in fiscal 1996 and 1995, respectively. The decline was the result of a lower effective tax rate in Venezuela. The Company's overall effective tax rate was 13.3% in fiscal 1996 compared to 20.5% in fiscal 1995 and 46.0% in fiscal 1994. The low tax rate in fiscal 1996 was the result of a benefit from a tax settlement. The fiscal 1995 effective tax rate was impacted by the low tax rate on the Frozen Specialty Foods divestiture. The Company's overall tax rate benefited in each fiscal year by a low effective tax rate in Venezuela.


Financial Condition

Capital Resources and Liquidity
The Company's balance sheet and overall financial condition reflect the impact of business acquisitions and a divestiture during fiscal 1996. Common shareholders' equity increased to $299.6 million while the debt-to-total capitalization ratio was unchanged at 45%.


Debt to Total Capitalization (in millions)
[Graphic Material Omitted]

                                 1994     1995     1996
Total Debt                       $258     $241     $242
Total Capitalization             $511     $536     $542
Ratio                             50%      45%      45%


    Short-term financing is provided by the use of commercial paper, Canadian bankers' acceptances and short-term bank borrowings. Approximately $291 million in U.S. and Canadian revolving credit agreements and lines of credit are maintained to ensure availability of funds. As of February 29, 1996, approximately $136 million of debt obligations were at variable interest rates. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission, which provides for the issuance of up to $150 million in medium-term notes in various amounts. As of February 29, 1996, $140 million remained available under the medium-term note program. See Notes 9 and 10 to the consolidated financial statements for additional information on capital resources.
    In fiscal 1996, operating working capital increased $43.5 million, exclusive of the impact of acquisitions, a disposition and foreign exchange. The increase was partially the result of higher accounts receivable resulting from high sales volume in Foodservice Distribution during February and from the effects of inflation in Venezuela. In addition, other current liabilities decreased as a result of payments associated with the Company's integration of businesses and reorganization of operations as well as timing of payroll disbursements and a reduction in the Company's income tax liability. The balance sheet impact from acquisitions is summarized in Note 2 to the consolidated financial statements.


Capital Expenditures by Continuing Businesses (in millions)
[Graphic Material Omitted]

                                1994     1995     1996
Foodservice Distribution       $20.8    $ 8.4    $13.9
Bakery                          18.3     15.2     12.0
Venezuela Foods                  8.7      5.5      5.0
                               $47.8    $29.1    $30.9

    Capital expenditures by continuing businesses totaled $30.9 million in fiscal 1996 compared to $29.1 million in fiscal 1995. Approximately 45% of the fiscal 1996 capital expenditures was attributable to projects focused on increasing earnings through volume improvements, new business or cost savings. The remaining capital expenditures related to projects that were required to maintain existing facilities and equipment.
     During fiscal 1996, business acquisitions totaled $29.9 million. In addition to the acquisition of the Alum Rock Foodservice business, the Company acquired a corn flour business and two wheat flour mills in Venezuela. The Company also completed the divestiture of its surimi seafood business at a sale price of approximately $48 million.
    On September 1, 1995, the Company redeemed all of its outstanding shares of Cumulative Redeemable Sinking Fund First Preferred Capital Stock at a redemption price of $105 per share. The Company funded the redemption, which was approximately $3.7 million, with borrowings.
    The Company believes that cash flows from operations together with available external financing will be sufficient to fund operations, dividend payments and capital expenditures anticipated for fiscal 1997.


Commodity Risk Management
    The Company's Canadian operations minimize risks associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. The Company also enters into futures contracts to reduce the risk of price increases on certain anticipated raw material purchases. See
Note 7 to the consolidated financial statements for further discussion.








Independent Auditors' Report

The Board of Directors and Shareholders
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 29, 1996 and February 28, 1995, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended February 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 29, 1996 and February 28, 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 1996 in conformity with generally accepted accounting principles.


/s/KPMG Peat Marwick LLP
KPMG Peat Marwick  LLP
Minneapolis, Minnesota
April 9, 1996, except as to
Note 18, which is as of
April 23, 1996



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


/s/Anthony Luiso                                 /s/Duncan H. Cocroft
Anthony Luiso                                    Duncan H. Cocroft
Chairman, President and                          Vice President-Finance,
Chief Executive Officer                          Chief Financial Officer and
                                                 Treasurer



              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Operations



Fiscal year ended the last day of February
(in thousands,except per share data)        1996          1995          1994

Net sales                             $2,523,197    $2,295,119    $2,158,354
Cost of sales                         (2,135,707)   (1,901,932)   (1,743,892)
  Gross profit                           387,490       393,187       414,462
Delivery and distribution               (162,870)     (146,220)     (141,838)
Selling, general and
  administrative                        (168,825)     (186,616)     (204,852)
Unusual items                             (5,700)       26,240       (70,007)
       Operating earnings (loss)          50,095        86,591        (2,235)

Interest, net                            (18,747)      (12,105)      (10,685)
Foreign exchange gains (losses)
  on cash and equivalents                 (3,594)       (2,747)          203
Loss from unconsolidated affiliates            -             -       (12,187)
  Earnings (loss) before
    income taxes                          27,754        71,739       (24,904)
Income taxes                              (3,679)      (14,718)       11,466

Net earnings (loss)                   $   24,075    $   57,021    $  (13,438)

Net earnings (loss) per share of
  common stock                        $     1.33    $     3.16    $     (.72)

Average shares of common
  stock outstanding                       17,965        17,974        18,911

See accompanying notes to consolidated financial statements.



              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets



February 29, 1996 and February 28, 1995
(in thousands)                                         1996        1995
Assets
Current assets:
  Cash and equivalents                             $  7,508    $ 10,792
  Trade accounts receivable, net of allowance       165,527     142,474
  Inventories                                       230,626     256,878
  Deferred income taxes                              10,792      18,506
  Other current assets                               44,582      43,047
    Total current assets                            459,035     471,697
Property, plant and equipment, net                  226,498     228,025
Goodwill, net                                        99,999     108,636
Other assets                                         36,725      38,347
Total assets                                       $822,257    $846,705

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 28,541    $ 47,149
  Current portion of long-term debt                  11,000      11,083
  Accounts payable                                  170,884     167,114
  Other current liabilities                          61,870      90,646
    Total current liabilities                       272,295     315,992
Long-term debt                                      202,937     183,087
Deferred income taxes                                12,975      15,767
Employee benefits and other liabilities              34,487      37,193
    Total liabilities                               522,694     552,039
Redeemable preferred stock,
  redemption value $3,784                                 -       3,604
Shareholders' equity:
  Preferred capital stock                                 -           -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184       2,184
  Capital in excess of par value                     88,316      88,862
  Retained earnings                                 404,813     395,406
  Equity adjustment from foreign
    currency translation                           (108,170)   (108,884)
  Equity adjustment from minimum
    pension liability                                (2,674)     (1,641)
  Treasury stock, 3,864 and 3,835 shares, at cost   (83,948)    (83,417)
  Unearned restricted stock                            (958)     (1,448)
    Total shareholders' equity                      299,563     291,062
Commitments and contingencies
Total liabilities and shareholders' equity         $822,257    $846,705

See accompanying notes to consolidated financial statements.


                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows


Fiscal year ended the last day of February
(in thousands)                                  1996          1995       1994
Cash flows from operations:
  Net earnings (loss)                       $ 24,075      $ 57,021   $(13,438)
  Adjustments to reconcile net earnings
    (loss) to cash provided by operations:
      Depreciation and amortization           29,772        27,045     29,892
      Provision for unusual charges           15,493         5,413     70,007
      Equity in losses of
        unconsolidated affiliates                  -             -     12,187
      Gain on major business dispositions     (9,900)      (33,581)         -
      Deferred income tax expense (benefit)    4,544         4,483    (12,504)
      Provision for losses on receivables      5,783         4,477      3,783
      Changes in operating assets and
        liabilities, net of business
        acquisitions and dispositions*       (43,456)      (49,351)   (49,573)
      Other, net                                (730)        6,372     (4,137)
          Cash provided by operations         25,581        21,879     36,217
Cash flows from investing activities:
  Acquisitions of businesses,
    net of cash acquired                     (29,904)     (115,847)   (18,476)
  Capital expenditures                       (31,181)      (30,776)   (51,904)
  Proceeds from business dispositions         48,009       156,367      4,862
  Proceeds from other property disposals       1,707           823      1,482
          Cash provided by (used for)
            investing activities             (11,369)       10,567    (64,036)
Cash flows from financing activities:
  Net increase (decrease) in notes payable   (12,203)       (7,231)    40,095
  Additions to long-term debt                 85,945         4,973     40,000
  Reductions in long-term debt               (65,165)       (7,038)    (8,735)
  Dividends paid                             (14,471)      (14,560)   (15,423)
  Proceeds from issuance of common stock       1,470           355      1,579
  Purchase of treasury stock                  (2,877)       (5,877)   (27,490)
  Redemption of preferred stock               (3,732)            -          -
  Other, net                                    (712)          (19)      (209)
          Cash provided by (used for)
            financing activities             (11,745)      (29,397)    29,817
Effect of exchange rate changes
  on cash and equivalents                     (5,751)       (2,764)    (2,535)
Net increase (decrease) in cash
  and equivalents                             (3,284)          285       (537)
Cash and equivalents at beginning of year     10,792        10,507     11,044

Cash and equivalents at end of year          $ 7,508      $ 10,792   $ 10,507

*Cash flows from changes in operating
 assets and liabilities, net of
 business acquisitions and dispositions:
   Accounts receivable                      $(45,993)     $   (441)  $(18,410)
   Inventories                                19,172       (47,866)   (23,032)
   Other current assets                       (4,759)       (9,089)    (1,889)
   Accounts payable                           16,871        16,643      1,989
   Other current liabilities                 (28,747)       (8,598)    (8,231)
     Net change                             $(43,456)     $(49,351)  $(49,573)

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

Cost of sales. To more closely match costs with related revenues, the Company classifies the inflation element inherent in interest rates on Venezuelan local currency borrowings and the foreign exchange gains and losses, which occur on certain Venezuelan borrowings, as a component of cost of sales. Accordingly, cost of sales was reduced by $7.8 million in fiscal 1996 and $0.4 million in fiscal 1995 and was increased by $2.8 million in fiscal 1994.

Foreign currency translation and transactions. For the Company's Canadian operations, the functional currency is the local currency. Assets and liabilities are translated at current exchange rates and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included in a separate component of shareholders' equity.
    Effective December 1, 1993, the functional currency for the Company's Venezuelan operations changed from the local currency to the U.S. dollar. Nonmonetary assets and liabilities, principally inventory and fixed assets, are translated at historical exchange rates while monetary assets and liabilities are translated at current exchange rates. Results of operations are translated using the weighted average exchange rate in effect during the fiscal year, except that cost of sales and depreciation are translated at historical rates. The gains or losses resulting from translation are included in the determination of net earnings.
    The Company recognized in its results of operations net foreign exchange gains of $2.4 million in fiscal 1996, principally from translation of Venezuelan monetary assets and liabilities. The Company also recognized in its results of operations net foreign exchange losses of $3.0 million in fiscal 1995 and $2.3 million in fiscal 1994.

Income taxes.  Income taxes are accounted for under the asset and liability
method.    Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities.

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

Inventories. Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value).
    In Canada, inventories of grain are valued on the basis of replacement market prices prevailing at fiscal year-end. The Company generally minimizes risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.
    The Company also enters into futures contracts to reduce the risk of price increases with respect to certain anticipated raw material purchases. The futures contracts are accounted for as hedges, with gains and losses deferred in inventory and subsequently included in cost of sales as the inventory is sold.

Property, plant and equipment. Property, plant and equipment is stated at cost and depreciation is computed using the straight-line method for determining financial statement income. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and other intangibles. Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Goodwill and other intangibles are amortized on a straight-line basis over not more than a 40-year period. Other intangibles are included in other assets on the consolidated balance sheets. Accumulated amortization of goodwill and other intangibles at February 29, 1996 and February 28, 1995 was $19.4 million and $16.8 million, respectively.
    In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which is required to be adopted by the Company on or before the fiscal year ending February 28, 1997. The standard generally requires recognition of impairment in the carrying value of goodwill and other long-lived assets if the undiscounted expected future net cash flows is less than the carrying amount of the assets. If SFAS 121 had been adopted in fiscal 1996, management believes it would not have had a material effect on the Company's financial condition or results of operations.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.



Note 2:  Businesses Acquired
The Company acquired, with cash and notes, several businesses during the three years ended February 29, 1996. All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included since their respective dates of acquisition. The most significant acquisitions were as follows:

Fiscal
 Year     Business Segment      Name                       Date Acquired
1996      Venezuela Foods       Two wheat flour mills
                                  in Puerto Cabello, VZ    August 1995
          Foodservice
            Distribution        Alum Rock Foodservice      July 1995
          Venezuela Foods       Corn flour business
                                  in Ciudad Bolivar, VZ    April 1995
1995      Foodservice           Distribution business
            Distribution          of Leprino Foods Co.     August 1994
1994      Foodservice
            Distribution        Bevmatic                   August 1993
          Bakery                JAMCO                      June 1993

    Components of cash used for acquisitions, as reflected in the consolidated statements of cash flows, were as follows:

(in thousands)                               1996        1995        1994
Fair value of current assets,
  net of cash acquired                    $ 7,252    $ 46,298     $ 4,738
Fair value of noncurrent assets,
  excluding goodwill                       21,266      39,003      12,276
Goodwill                                    2,626      51,478       5,778
Liabilities assumed, principally current     (740)    (20,932)     (1,816)
Purchase contract liabilities                (500)          -      (2,500)
    Cash paid at closing,
      net of cash acquired                $29,904    $115,847     $18,476

    Assuming the Company's acquisitions had been completed on March 1, 1994, the beginning of fiscal 1995, pro forma net sales of the Company would have been approximately $2.55 billion for each of fiscal 1996 and 1995. The pro forma effect on net earnings and net earnings per share of common stock is not significant. The pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the acquisitions been completed as of the beginning of fiscal 1995.

Note 3:  Interest, Net
Interest, net consisted of the following:

(in thousands)                            1996     1995      1994
Interest expense                       $20,452  $16,287   $13,181
Capitalized interest                      (128)    (317)     (746)
Non-operating interest income           (1,577)  (3,865)   (1,750)
  Interest, net                        $18,747  $12,105   $10,685
    Cash payments for interest, net of amounts capitalized, totaled $21.5 million in fiscal 1996, $14.6 million in fiscal 1995 and $12.0 million in fiscal 1994.
    Total interest income was $2.5 million in fiscal 1996, $4.9 million in fiscal 1995 and $2.3 million in fiscal 1994.


Note 4:  Unusual Items
In fiscal 1996, the Company recognized unusual items that resulted in a net pre-tax charge of $5.7 million, with a net after-tax benefit of $0.5 million ($.02 per share). The unusual items resulted from the Company's decision to limit the scope of software applications being implemented in its vending distribution business information system, management's approval and commitment to a plan of reducing the cost of corporate administrative operations, and the Company's divestiture of its surimi seafood business.
The net pre-tax charge consisted of $8.9 million for the write-down of vending distribution computer software costs and $2.0 million for other asset write-downs; $4.7 million for termination benefits covering corporate administrative employees and a lease commitment write-down; and a $9.9 million gain from the business divestiture. All significant actions are expected to be completed by the first half of fiscal year 1997. The lease commitment write-down liability will be amortized to income over the life of the related lease agreement. The Company also recognized a $5.0 million tax benefit which resulted from an agreement with the IRS regarding proposed disallowances of certain deductions taken during fiscal years 1985 through 1991 and the benefit of the closure by the IRS of its examinations of the Company's fiscal 1992 and 1993 tax returns.
    In fiscal 1995, the Company recognized unusual items that resulted in a net pre-tax benefit of $26.2 million, with a net after-tax benefit of $29.0 million ($1.61 per share). The net pre-tax benefit included a $33.6 million gain from the divestiture of the Company's Frozen Specialty Foods business;
a $0.6 million benefit related to previously divested businesses; a $6.2 million charge for the integration of the Company's limited-menu foodservice distribution businesses ("Business Integration"); and $1.8 million for costs associated with business acquisition activities. The Business Integration charge included $3.7 million for write-down of lease commitments;
$1.4 million for termination benefits paid to 125 warehouse, delivery and administrative employees and $1.1 million for asset write-downs. The liability for lease commitments is being amortized to income over the life of the related lease agreements. The Company also recognized a benefit from a tax settlement on proposed disallowances of certain deductions in connection with business acquisitions.
    In fiscal 1994, the Company recognized unusual items that resulted in pre-tax charges of $70.0 million and a $12.5 million charge related to its investments in Mexican unconsolidated affiliates. The total after-tax loss for these unusual items was $48.9 million ($2.58 per share). The unusual items resulted from the Company's decision to dispose of certain underperforming assets and reorganize its remaining operations, as well as to divest a regional bakery distribution business. The net pre-tax charge included $28.4 million for termination benefits and write-down of lease commitments and $41.6 million principally for asset write-downs. The liability for lease commitments is being amortized to income over the life of the related lease agreements.
    The following table summarizes the changes in the Company's reorganization and integration reserves for the year ended
February 29, 1996:

                             Foodservice Distribution         Bakery         Corporate
                             ------------------------  ------------------    ---------
                                                                  Consoli-
                               Organi-                 Organi-    dation/     Organi-
                              zational    Business     zational   Closing    zational
(in thousands)                 Changes   Integration   Changes   Facilities   Changes     Total

Accrued costs
  at February 28, 1995         $  792      $4,406       $4,310     $2,997     $    -    $12,505
Reserves additions                500           -            -          -      4,200      4,700
Reserves utilized              (1,292)     (2,149)      (2,845)    (2,560)    (2,108)   (10,954)
Exchange rate effect                -           -           85         47          -        132
Accrued costs
  at February 29, 1996         $    -      $2,257       $1,550     $  484     $2,092    $ 6,383


Note 5:  Income Taxes
Income tax expense was as follows:

                                  U.S. Operations    Non-U.S.
(in thousands)                   Federal    Other   Operations     Total
1996:
  Current expense (benefit)     $ (4,336) $  (442)    $ 3,913   $   (865)
  Deferred expense (benefit)       2,501     (922)      2,965      4,544
    Total tax expense (benefit) $ (1,835) $(1,364)    $ 6,878   $  3,679
 1995:
  Current expense               $  1,785  $ 2,340     $ 6,110   $ 10,235
  Deferred expense (benefit)         603     (151)      4,031      4,483
    Total tax expense           $  2,388  $ 2,189     $10,141   $ 14,718
 1994:
  Current expense (benefit)     $ (2,571) $   666     $ 2,943   $  1,038
  Deferred benefit                (9,028)  (2,021)     (1,455)   (12,504)
    Total tax expense (benefit) $(11,599) $(1,355)    $ 1,488   $(11,466)

Temporary differences which give rise to deferred tax assets and liabilities as of February 29, 1996 and February 28, 1995 were as follows:
                                      1996                    1995
                              -------------------    --------------------
                              Deferred   Deferred     Deferred  Deferred
                                Tax       Tax           Tax       Tax
(in thousands)                 Assets  Liabilities    Assets   Liabilities
Depreciation and
  amortization                $ 1,489    $25,884     $15,154    $28,141
Accrued expenses               21,913     10,131      23,306      7,346
Inventory valuation methods     2,175          -       8,973          -
Reorganization and
  divestiture reserves          5,014          -       8,723          -
Provision for losses
  on receivables                5,149          -       2,738         12
Foreign net operating
  loss carryforwards            6,115          -       9,383          -
Foreign earnings repatriation       -      4,207           -      4,273
Other                           4,350      2,479       3,537      1,865
    Subtotal                   46,205     42,701      71,814     41,637
Valuation allowance            (8,945)         -     (31,760)         -
      Total deferred taxes    $37,260    $42,701     $40,054    $41,637

    At February 29, 1996, the Company's Venezuelan operations had a net operating loss carryforward of approximately $5.9 million which will expire in fiscal 1998. The financial statement benefit of the net operating loss carryforward has been offset by the valuation allowance due to the limited carryforward period. The remainder of the valuation allowance also relates to the Company's Venezuelan operations. In fiscal 1996, the valuation allowance decreased $22.8 million. The decrease primarily resulted from the effect of the devaluation of the Venezuelan local currency on the valuation allowance offset by a corresponding decline in the related Venezuelan deferred tax assets and as such had no effect on tax expense. The decrease in the valuation allowance also resulted from the utilization of Venezuelan net operating loss carryforwards which have been reflected below in the effect of taxes on non-U.S. earnings.


    The effective tax rate varied from the U.S. federal statutory tax rate as follows:
                                              1996      1995      1994
U.S. federal statutory tax rate               35.0%     35.0%    (35.0)%
Differences:
  Effect of taxes on non-U.S. earnings        (7.4)     (1.9)       .1
  State and local income taxes                (3.2)      2.0      (3.5)
  Effect of intangibles                         .7      (2.5)      1.7
  Basis difference for business disposals      1.3     (12.6)    (12.2)
  Resolution of tax examinations             (18.0)        -         -
  Other                                        4.9        .5       2.9
    Effective tax rate                        13.3%     20.5%    (46.0)%

    Provision has been made for U.S. income taxes applicable to anticipated remittances of earnings from non-U.S. affiliates. No deferred tax liability has been recognized for temporary differences related to investments in non-U.S. affiliates as it is not practicable to estimate such deferred tax liability. Earnings before income taxes resulting from non-U.S. affiliates were $28.4 million in fiscal 1996, $33.0 million in fiscal 1995 and $3.5 million in fiscal 1994.
    Net income taxes paid (refunded) totaled $4.8 million in fiscal 1996, $5.9 million in fiscal 1995 and $(1.0) million in fiscal 1994.

Note 6:  Supplemental Balance Sheet Information

(in thousands)                                      1996            1995
Accounts receivable, net:
  Trade                                         $179,504        $149,132
  Allowance for doubtful accounts                (13,977)         (6,658)
    Total accounts receivable, net              $165,527        $142,474
Inventories:
  Raw materials, excluding grain                $ 17,529        $ 25,683
  Grain                                           46,331          65,402
  Finished and in-process goods                  159,077         158,497
  Packages and supplies                            7,689           7,296
    Total inventories                           $230,626        $256,878
Property, plant and equipment, net:
  Land                                          $ 12,045        $ 11,635
  Buildings and improvements                      90,001          87,739
  Machinery and equipment                        217,567         212,262
  Transportation equipment                         9,188           9,042
  Improvements in progress                        13,157          13,381
                                                 341,958         334,059
  Accumulated depreciation                      (115,460)       (106,034)
    Total property, plant and equipment, net    $226,498        $228,025
Accounts payable:
  Trade                                         $142,812        $131,754
  Other                                           28,072          35,360
    Total accounts payable                      $170,884        $167,114
Other current liabilities:
  Wages and benefits                            $ 10,524        $ 16,163
  Income taxes                                    10,890          18,177
  Reorganization reserves                          6,383          12,505
  Other accrued expenses                          34,073          43,801
    Total other current liabilities             $ 61,870        $ 90,646

Note 7:  Financial Instruments
Fair value of financial instruments. The carrying value of cash and equivalents, accounts receivable, accounts payable and debt approximate fair value.

Other financial instruments. The Company's Canadian operations minimize the risk associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts, and open flour sales contracts with wheat futures contracts. In the United States, the Company has entered into futures contracts to reduce the risk of price increases on anticipated flour and soybean oil purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges. The amount of deferred losses, measured by using quoted market prices, as of February 29, 1996 was insignificant. At February 29, 1996, the Company held futures contracts to purchase wheat and soybean oil with an aggregate contract value of $11.0 million and to sell wheat with contract values of $8.8 million.
The open futures contracts mature in the period March 1996 through December 1996 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour and soybean oil purchases.
    Since the Canadian operations' inventories, purchase contracts and sales contracts are generally denominated in Canadian dollars, the Company enters into foreign exchange forward contracts that have the effect of converting the U.S. dollar-denominated futures contracts into Canadian dollar equivalents. At February 29, 1996, the Company held foreign exchange forward contracts totaling $7.6 million. The foreign exchange forward contracts are purchased through major Canadian banking institutions.
    Management believes the credit risk of these exchange-traded futures contracts and foreign exchange forward contracts due to nonperformance of the counterparties is insignificant.


Note 8:  Accounts Receivable
As of February 29, 1996 and February 28, 1995, the Company had sold with limited recourse $13.1 million and $11.5 million of accounts receivable, respectively. Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in interest expense in the consolidated statements of operations.
    The Company also sold, with recourse, certain accounts receivable related to food export sales to Russia in fiscal 1996 and 1995. The related credit facilities limit the outstanding balance at any point in time to a total of $24 million and are subject to recourse in that the Company is obligated to pay amounts due to participating financial institutions in the event the customer fails to pay. The Company reduces its credit risk by requiring standby letters of credit and a security deposit and by maintaining title to the inventory until payment has been made. The outstanding balances on such receivables at February 29, 1996 and February 28, 1995 were $10.8 million and $13.2 million, respectively. Fees associated with these transactions are paid directly by the customer.




Note 9:  Notes Payable
Notes payable consisted of the following:

(in thousands)                                    1996            1995
U.S. commercial paper                         $ 61,750        $ 50,455
Canadian bankers' acceptances                   58,003          57,504
Notes payable, principally to banks             15,332          96,694
Amounts reclassified to long-term debt        (106,544)       (157,504)
  Total notes payable                         $ 28,541        $ 47,149

    In March 1996, the Company entered into a $200 million U.S. revolving credit agreement which expires March 15, 2001. In conjunction with the new U.S. credit facility, the Company terminated its $150 million U.S. revolving credit agreement. The Company also has an $84 million revolving credit agreement in Canada which expires March 15, 1997 and a $7 million short-term line of credit in Canada which expires in fiscal 1997. The interest rate on borrowings under these agreements is variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements contain certain restrictive covenants that include maintenance of minimum tangible net worth, a fixed charge coverage ratio and an indebtedness to capitalization ratio. None of the restrictive covenants are expected to affect the payment of dividends based on the Company's present dividend guideline. The Company had available $109 million under credit agreements as of February 29, 1996, and an additional $50 million was available in March 1996 under the new U.S. revolving credit agreement. Related commitment and facility fees were $0.6 million in each of fiscal 1996 and 1995.
  Notes payable totaling $106.5 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    The weighted average interest rate on U.S. commercial paper, Canadian bankers' acceptances and notes payable outstanding at February 29, 1996 was 5.6% and at February 28, 1995 was 6.7%.
    At February 29, 1996, the Company had available uncommitted lines of credit from banks in Venezuela of approximately $30 million. No compensating balances were required for any of these credit lines.

Note 10: Long-term Debt
Long-term debt, net of current portion of $11.0 million in fiscal
1996 and $11.1 million in fiscal 1995, was as follows:

(in thousands)                                           1996       1995
Medium-term notes                                    $ 95,000   $ 20,000
Industrial revenue bond financing                           -      3,500
Other, due in varying amounts through fiscal 2003       1,393      2,083
Notes payable, reclassified                           106,544    157,504
  Total long-term debt                               $202,937   $183,087

    During fiscal 1996 the Company issued the remaining $70 million of its medium-term notes, Series A. In addition, during fiscal 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. In fiscal 1996, the Company issued $10 million of its medium-term notes, Series B. Medium-term notes outstanding at February 29, 1996 mature in fiscal 1997 to 2007 and had a weighted average interest rate of 6.4%.
    Minimum principal payments totaling $202.9 million are due as follows:
$61.7 million in fiscal 1998, $23.3 million in fiscal 1999, $2.3 million in fiscal 2000, $20.3 million in fiscal 2001, $50.3 million in fiscal 2002 and $45.0 million in fiscal 2003 and beyond.


Note 11: Preferred Capital Stock
The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock, consisting of 500,000 shares, par value $1.00 per share.
    No Preferred Capital Stock was outstanding during the three years ended February 29, 1996.


Note 12:  Leases
The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 29, 1996:

                                                  Operating
(in thousands)                                       leases
1997                                                $21,636
1998                                                 17,710
1999                                                 14,840
2000                                                 12,518
2001                                                  8,303
2002 and beyond                                       8,616
  Total minimum lease payments *                    $83,623

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                            1996       1995       1994
Minimum rentals                        $29,104    $27,608    $28,270
Contingent rentals                          79        246      1,009
Sublease rentals                            (8)       (44)      (286)
  Total net rent expense               $29,175    $27,810    $28,993

Note 13:  Commitments and Contingencies
There were no contingencies or litigation as of February 29, 1996 that, in the opinion of management, would have had a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.
    At February 29, 1996, the estimated cost to complete improvements in progress totaled approximately $6 million.


Note 14: Shareholders' Equity
The following summarizes the changes in shareholders' equity for the three years ended February 29, 1996:

                                                                                Equity Adjustment from:
                                        $.10 par value    Capital in                 Foreign   Minimum    Unearned
                                     Common    Treasury    Excess of  Retained     Currency    Pension  Restricted
(in thousands)                        Stock       Stock    Par Value  Earnings  Translation  Liability       Stock     Total
                                     ------    --------    ---------  --------  -----------  ---------  ----------  --------
Balance at February 28, 1993         $2,184    $(55,150)     $88,880  $378,030    $ (87,066)   $(3,673)    $(1,243) $321,962
  Net loss                                -           -            -   (13,438)           -          -           -   (13,438)
  Translation adjustments                 -           -            -         -      (20,298)         -           -   (20,298)
  Dividends declared:
    Common stock                          -           -            -   (15,120)           -          -           -   (15,120)
    Preferred stock                       -           -            -      (174)           -          -           -      (174)
  1,200 shares purchased for treasury     -     (27,490)           -         -            -          -           -   (27,490)
  194 shares issued for
    employee benefit plans                -       4,276          278         -            -          -      (2,844)    1,710
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,480     1,480
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -      1,372           -     1,372
Balance at February 28, 1994          2,184     (78,364)      89,158   349,298     (107,364)    (2,301)     (2,607)  250,004
  Net earnings                            -           -            -    57,021            -          -           -    57,021
  Translation adjustments                 -           -            -         -       (1,520)         -           -    (1,520)
  Dividends declared:
    Common stock                          -           -            -   (10,746)           -          -           -   (10,746)
    Preferred stock                       -           -            -      (167)           -          -           -      (167)
  366 shares purchased for treasury       -      (5,877)           -         -            -          -           -    (5,877)
  37 shares issued for
    employee benefit plans                -         824         (296)        -            -          -        (222)      306
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,381     1,381
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -        660           -       660
Balance at February 28, 1995          2,184     (83,417)      88,862   395,406     (108,884)    (1,641)     (1,448)  291,062
  Net earnings                            -           -            -    24,075            -          -           -    24,075
  Translation adjustments                 -           -            -         -          714          -           -       714
  Dividends declared:
    Common stock                          -           -            -   (14,408)           -          -           -   (14,408)
    Preferred stock                       -           -            -      (260)           -          -           -      (260)
  137 shares purchased for treasury       -      (2,877)           -         -            -          -           -    (2,877)
  108 shares issued for
    employee benefit plans                -       2,346         (277)        -            -          -        (311)    1,758
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -         532       532
  Adjustment associated
    with long-term incentive
    program amendment                     -           -         (269)        -            -          -         269         -
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,033)          -    (1,033)
Balance at February 29, 1996         $2,184    $(83,948)     $88,316  $404,813    $(108,170)   $(2,674)    $  (958) $299,563


    The Company's 1989 stock-based plan permits awards of restricted stock and incentive units to key employees subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors. In fiscal 1996, grants of 31,935 shares of restricted stock were awarded with varying performance criteria and vesting periods. At February 29, 1996, the total number of restricted shares outstanding was 158,815. The market value of shares issued under the plan, as of the date of grant, has been recorded as unearned restricted stock and is shown as a separate component of shareholders' equity. Unearned restricted stock is expensed over the period restrictions lapse.
    The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.

Note 15: Stock Options
A total of 470,431 common shares are available for grants of stock options or restricted stock under the Company's 1986 and 1989 stock plans. Stock options are granted to directors, officers and key management employees to purchase shares of Company common stock at not less than fair market value at dates of grant for incentive stock options and at not less than 75% of fair market value at dates of grant for non-qualified stock options. Options generally become exercisable one year after the date of grant and expire ten years after the date of grant.


    The following table contains information on stock options:

                                            Option Price
                            Shares         Per Share-Range
Outstanding at
  February 28, 1993        1,805,707        $11.28 - 29.00
Granted                       85,019         19.25 - 25.75
Exercised                    (86,375)        11.28 - 23.21
Expired or canceled          (82,236)        19.21 - 28.06
Outstanding at
  February 28, 1994        1,722,115        $11.28 - 29.00
Granted                       72,077         16.06 - 18.00
Exercised                    (26,100)        11.28 - 14.97
Expired or canceled         (200,263)        11.28 - 29.00
Outstanding at
  February 28, 1995        1,567,829        $14.97 - 29.00
Granted                      220,513         18.69 - 22.69
Exercised                    (83,545)        14.97 - 20.17
Expired or canceled         (137,975)        16.50 - 28.06
Outstanding at
  February 29, 1996        1,566,822        $16.06 - 29.00

Options exercisable at:
February 28, 1994          1,443,027        $11.28 - 29.00
February 28, 1995          1,424,844        $14.97 - 29.00
February 29, 1996          1,383,422        $16.06 - 29.00


Note 16:  Retirement Plans
The Company sponsors two defined contribution plans and several defined benefit retirement plans.
    The defined contribution plans cover salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the employee's contribution subject to certain limitations. Employer contributions were $1.8 million in fiscal 1996, $1.7 million in fiscal 1995 and $2.1 million in fiscal 1994.
    In the United States and Canada, defined benefit plans cover substantially all employees. Benefits are based primarily on years of credited service and average compensation or stated amounts for each year of service. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' obligations. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.
    Net pension cost (credit) for the defined benefit plans was as follows:

(in thousands)                         1996        1995        1994
Service costs                       $ 1,946     $ 2,483     $ 2,769
Interest costs                       12,767      12,102      12,277
Actual return on plan assets        (39,431)      2,337     (22,813)
Net amortization and deferral        23,891     (16,760)      8,272
  Net pension cost (credit)         $  (827)    $   162     $   505



    The funded status of the defined benefit plans and the amounts recognized in the balance sheets were as follows:

                                   1996                     1995
                           --------------------     --------------------
                            Assets      Benefit      Assets      Benefit
                            Exceed        Obli-      Exceed        Obli-
                           Benefit      gations     Benefit      gations
                             Obli-       Exceed       Obli-       Exceed
(in thousands)             gations       Assets     gations       Assets
Actuarial present value
  of benefit obligations:
    Vested                $152,786     $ 10,022    $131,952      $ 8,183
    Nonvested                5,522        1,844       4,142        1,014
Accumulated benefit
  obligations              158,308       11,866     136,094        9,197
Effect of future
  salary increases           3,064          548       3,185          810
Projected benefit
  obligations              161,372       12,414     139,279       10,007
Plan assets at
  fair value               185,095            -     157,284            -
Plan assets in
  excess of (less
  than) projected
  benefit obligations       23,723      (12,414)     18,005      (10,007)
Unamortized prior
  service cost               5,601            -       6,080            -
Unrecognized effect
  from past experience
  different from that
  assumed                    5,758        4,932       9,390        3,500
Unrecognized transition
  (assets) obligations,
  net of amortization      (11,013)         428     (12,511)         802
Adjustment required
  to recognize minimum
  pension liability              -       (4,812)          -       (3,492)
      Prepaid (accrued)
        pension costs     $ 24,069     $(11,866)    $20,964      $(9,197)

    The Company amortizes prior service costs and unrecognized gains and losses on a straight-line basis over not more than 16 years. Other assumptions used, which reflect weighted averages of the U.S. and Canadian defined benefit plans, were as follows:
                                                         1996     1995
Discount rate                                            7.4%     8.6%
Expected long-term return rate on assets                 9.5%     9.5%
Rate of increase in future compensation                  4.0%     4.0%

    In Venezuela, all employees are entitled to certain severance indemnities based on compensation and cause of separation. This post-employment arrangement qualifies as a defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company has elected to define the vested benefit obligation for this arrangement as the actuarial present value of vested benefits the employee is entitled to if immediately separated at the measurement date. This arrangement has not been funded and the corresponding expense recognized was $3.8 million in fiscal 1996, $3.8 million in fiscal 1995 and $3.7 million in fiscal 1994.


Note 17:  Post-retirement Health and Life Insurance Benefits
The Company provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. The costs of the U.S. life insurance benefits are funded over the employees' active working lives through contributions to an insurance continuation fund maintained by an insurance company. Life insurance benefits for Canadian retirees are funded on a pay-as-you-go basis through an insurance company. Health care benefits for U.S. and Canadian retirees are provided under a self-insured program administered by an insurance company.
    The net periodic post-retirement benefit cost (credit) was as follows:

(in thousands)                               1996      1995      1994
Service costs                              $  222    $  296    $  458
Interest costs                                999     1,134     1,492
Net amortization and deferral              (1,785)   (1,689)   (1,944)
    Net post-retirement
      benefits cost (credit)               $ (564)   $ (259)   $    6

    The actuarial present value of benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      1996       1995
Actuarial present value of benefit obligations:
  Retirees                                       $ 8,740    $11,718
  Fully eligible active plan participants          1,242        539
  Other active plan participants                   2,719      2,535
Accumulated benefit obligations                   12,701     14,792
Unrecognized effect from past experience
  different from that assumed                      3,894      3,178
Unrecognized effect from plan amendments           2,291      3,747
    Accrued post-retirement cost                 $18,886    $21,717

The assumed annual rate of future increases in per capita cost of health care benefits ranged from 4% to 10.25% for each of the next 8 years and 4% thereafter. These trend rates reflect the Company's prior experience, plan provisions and management's expectation of future rates. Increasing the health care cost trend by 1% in each year would result in an insignificant change to the accumulated benefit obligation and the service and interest costs. The weighted average discount rates used were 7.5% and 8.6% in fiscal 1996 and 1995, respectively.
    The fiscal 1995 divestitures of the Frozen Specialty Foods and Meats businesses resulted in curtailment gains totaling $2.4 million. The curtailment gains are reflected in the gain and loss, respectively, on these transactions.


Note 18:  Business and Credit Concentrations
The Company's Venezuelan operations had net assets of $86 million at February 29, 1996 and accounted for 34% of fiscal 1996 consolidated operating earnings before unusual items. The Company's operations in Venezuela are subject to risks inherent in operating under a different legal and political system along with a difficult economic environment. The inflation rate in Venezuela for fiscal 1996 was 73% and the local currency experienced significant devaluation, as measured by both the official rate, under a foreign exchange control system, and the free-market exchange rate.
Effective April 22, 1996, the Venezuelan government removed the foreign exchange controls and eliminated the official exchange rate. At
April 23, 1996, the free-market exchange rate was 471 bolivars to the U.S. dollar compared to 478 bolivars to the U.S. dollar at February 29, 1996.
The Company has implemented product pricing strategies and manages its net monetary asset exposure in order to mitigate currency risks. During fiscal 1996, the Company also operated under price controls, which affected most of the Venezuelan operations' products. In addition, the Company's
Venezuelan operations are dependent on raw material imports for many of its products.
    The Company's food exporting business sells food products to Russia.
The Company's continued ability to do business in this region may be affected by political events or the economic stability of that region.



Note 19:  Multifoods' Business Segments
The Company's business segments are as follows:
  - Foodservice Distribution consists of U.S. vending distribution and limited-menu distribution and food exporting business.
  - Bakery consists of U.S. and Canadian bakery products and consumer products in Canada, which includes primarily home baking products and condiments.
  - Venezuela Foods consists of bakery products, consumer products for home baking and agricultural products.
  - Divested Businesses consists principally of the frozen specialty foods and meats businesses which were divested in fiscal 1995 and the surimi seafood business which was divested in fiscal 1996.

                                                                 Operating
                                       Net   Operating   Unusual  Earnings
(in millions)                        Sales       Costs     Items    (Loss)
1996:
  Foodservice Distribution        $1,716.9   $(1,694.6)   $ (9.4)  $ 12.9
  Bakery                             459.7      (438.9)        -     20.8
  Venezuela Foods                    328.5      (309.4)        -     19.1
  Divested Businesses                 18.1       (15.6)      9.9     12.4
  Corporate Expenses                     -        (8.9)     (6.2)   (15.1)
    Total                         $2,523.2   $(2,467.4)   $ (5.7)  $ 50.1

1995:
  Foodservice Distribution        $1,395.9   $(1,378.4)   $ (6.2)  $ 11.3
  Bakery                             459.2      (436.8)        -     22.4
  Venezuela Foods                    317.7      (297.8)        -     19.9
  Divested Businesses                122.3      (110.4)     34.2     46.1
  Corporate Expenses                     -       (11.4)     (1.8)   (13.2)
    Total                         $2,295.1   $(2,234.8)   $ 26.2   $ 86.5

1994:
  Foodservice Distribution        $1,110.3   $(1,092.5)   $ (9.1)  $  8.7
  Bakery                             440.3      (420.8)    (29.4)    (9.9)
  Venezuela Foods                    267.8      (243.5)        -     24.3
  Divested Businesses                340.0      (321.5)    (30.7)   (12.2)
  Corporate Expenses                     -       (12.3)      (.8)   (13.1)
    Total                         $2,158.4   $(2,090.6)   $(70.0)  $ (2.2)


                                  1996                                   1995                                1994
                    ----------------------------------   ----------------------------------   ----------------------------------
                                  Depreciation                        Depreciation                         Depreciation
                      Capital          and                  Capital       and                    Capital       and
 (in millions)      Expenditures  Amortization  Assets   Expenditures  Amortization  Assets   Expenditures  Amortization  Assets
 Foodservice
   Distribution        $13.9          $13.3     $415.9      $ 8.4          $10.2      $371.9      $20.8        $ 6.1      $248.8
 Bakery                 12.0           10.0      241.8       15.2            9.1       251.0       18.3          8.9       238.4
 Venezuela Foods         5.0            5.2      125.8        5.5            3.1       147.1        8.7          2.3       104.3
 Divested Businesses      .1             .8          -        1.5            3.9        39.6        3.6         11.9       183.9
 Corporate                .2             .5       38.8         .2             .7        37.1         .5           .7        39.4
   Total               $31.2          $29.8     $822.3      $30.8          $27.0      $846.7      $51.9        $29.9      $814.8


Amounts expended for business acquisitions are not considered as part of capital expenditures. Assets are identifiable to business segments either by their direct use or by allocations when used jointly by two or more segments.



Note 20:   Quarterly Summary (unaudited)

                                                                    Operating
                                        Net   Operating   Unusual    Earnings
(in millions)                         Sales       Costs     Items      (Loss)
First Quarter - 1996
  Foodservice Distribution           $416.4     $(410.8)   $    -     $  5.6
  Bakery                              108.0      (106.4)        -        1.6
  Venezuela Foods                      96.7       (90.2)        -        6.5
  Divested Businesses                  13.5       (11.9)        -        1.6
  Corporate Expenses                      -        (3.2)        -       (3.2)
    Total                            $634.6     $(622.5)   $    -     $ 12.1
First Quarter - 1995
  Foodservice Distribution           $293.3     $(288.3)   $    -     $  5.0
  Bakery                              104.1      (103.0)        -        1.1
  Venezuela Foods                      76.7       (74.2)        -        2.5
  Divested Businesses                  73.8       (69.3)        -        4.5
  Corporate Expenses                      -        (2.6)        -       (2.6)
    Total                            $547.9     $(537.4)   $    -     $ 10.5
Second Quarter - 1996
  Foodservice Distribution           $400.3     $(396.5)   $ (9.4)    $ (5.6)
  Bakery                              110.1      (105.4)        -        4.7
  Venezuela Foods                     106.3       (97.8)        -        8.5
  Divested Businesses                   4.6        (3.7)      9.9       10.8
  Corporate Expenses                      -        (2.5)     (6.2)      (8.7)
    Total                            $621.3     $(605.9)   $ (5.7)    $  9.7
Second Quarter - 1995
  Foodservice Distribution           $275.2     $(272.3)   $ (6.2)    $ (3.3)
  Bakery                              113.8      (109.2)        -        4.6
  Venezuela Foods                      70.2       (66.0)        -        4.2
  Divested Businesses                  17.1       (14.4)     32.9       35.6
  Corporate Expenses                      -        (3.0)        -       (3.0)
    Total                            $476.3     $(464.9)   $ 26.7     $ 38.1
Third Quarter - 1996
  Foodservice Distribution           $440.8     $(432.9)   $    -     $  7.9
  Bakery                              126.1      (117.9)        -        8.2
  Venezuela Foods                      65.2       (64.8)        -         .4
  Corporate Expenses                      -        (1.5)        -       (1.5)
    Total                            $632.1     $(617.1)   $    -     $ 15.0
Third Quarter - 1995
  Foodservice Distribution           $423.3     $(417.3)   $    -     $  6.0
  Bakery                              132.7      (122.6)        -       10.1
  Venezuela Foods                      81.0       (74.8)        -        6.2
  Divested Businesses                  16.4       (14.2)        -        2.2
  Corporate Expenses                      -        (3.3)        -       (3.3)
    Total                            $653.4     $(632.2)   $    -     $ 21.2
Fourth Quarter - 1996
  Foodservice Distribution           $459.4     $(454.4)   $    -     $  5.0
  Bakery                              115.5      (109.2)        -        6.3
  Venezuela Foods                      60.3       (56.6)        -        3.7
  Corporate Expenses                      -        (1.7)        -       (1.7)
    Total                            $635.2     $(621.9)   $    -     $ 13.3
Fourth Quarter - 1995
  Foodservice Distribution           $404.1     $(400.5)   $    -     $  3.6
  Bakery                              108.6      (102.0)        -        6.6
  Venezuela Foods                      89.8       (82.8)        -        7.0
  Divested Businesses                  15.0       (12.5)      1.3        3.8
  Corporate Expenses                      -        (2.5)     (1.8)      (4.3)
    Total                            $617.5     $(600.3)   $  (.5)    $ 16.7




(in millions,                First Quarter       Second Quarter       Third Quarter       Fourth Quarter        Total Year
except per share data)       1996      1995       1996      1995      1996      1995      1996      1995      1996      1995
                            -----     -----     ------     -----     -----    ------     -----     -----    ------    ------
Gross profit                $99.9     $98.9     $100.5     $82.7     $95.8    $112.4     $91.3     $99.2    $387.5    $393.2

Net earnings                  4.6       3.0        7.0(b)   31.4(c)    6.7      10.9       5.8      11.7(d)   24.1      57.0
  Per share (a)               .25       .17        .38(b)   1.74(c)    .38       .61       .32       .65(d)   1.33      3.16

Dividends paid per share
  of common stock             .20       .20        .20       .20       .20       .20       .20       .20       .80       .80

Market price of
  common stock:
    Close                  21 1/8    16 1/8     22 1/2    16 3/4    22 3/8    15 7/8    18 5/8    18 5/8    18 5/8    18 5/8
    High                   21 7/8    18 3/8     23        16 7/8    23 7/8    18 3/8    23 7/8    19 5/8    23 7/8    19 5/8
    Low                    18 1/8    15 1/8     20 5/8    15 3/8    20 1/4    15 3/4    17 1/4    15 7/8    17 1/4    15 1/8


(a) Earnings per share is computed independently for each period presented. As a result of the effect of common shares purchased for treasury, the total of the per share results for the four quarters does not equal the annual net earnings per share in fiscal 1995.

(b) Includes a net after-tax benefit of $0.5 million, or $.02 per share from unusual items. Unusual items included a gain from the divestiture of the Company's surimi seafood business, a write-down of vending distribution computer software, a charge for a corporate restructuring plan and a benefit from a tax settlement.

(c) Includes a net after-tax benefit of $25.9 million, or $1.44 per share from unusual items. The net benefit is the result of a gain from the divestiture of the Company's Frozen Specialty Foods business and a charge for the integration of the Company's limited-menu foodservice distribution businesses.

 (d) Includes a net after-tax benefit from unusual items of $3.1 million, or $.17 per share. Unusual items included a benefit from a tax settlement and costs associated with acquisition activities.




International Multifoods and Subsidiaries
Six-Year Comparative Summary



Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)   1996        1995        1994        1993        1992        1991
                                                      --------    --------    --------    --------    --------    --------
Consolidated Summary of Operations
Net sales                                             $2,523.2    $2,295.1    $2,158.4    $2,199.2    $2,264.8    $2,175.7
Cost of sales                                         (2,135.7)   (1,901.9)   (1,743.9)   (1,783.4)   (1,817.8)   (1,744.2)
Delivery and distribution                               (162.9)     (146.2)     (141.8)     (141.7)     (138.0)     (128.3)
Selling, general and administrative                     (168.8)     (186.7)     (204.9)     (199.0)     (224.1)     (217.6)
Unusual items                                             (5.7)       26.2       (70.0)          -         3.4         1.0
Interest, net                                            (18.7)      (12.1)      (10.7)      (11.9)      (18.8)      (20.7)
Foreign exchange gains (losses) on
  cash and equivalents                                    (3.6)       (2.7)         .2         1.1           -           -
Earnings (losses) from unconsolidated affiliates             -           -       (12.2)        1.8        (2.1)         .3
 Earnings (loss) before income taxes and cumulative
  effect of accounting change                             27.8        71.7       (24.9)       66.1        67.4        66.2
Income taxes                                              (3.7)      (14.7)       11.5       (24.9)      (28.3)      (31.0)
 Earnings (loss) before cumulative
  effect of accounting change                             24.1        57.0       (13.4)       41.2        39.1        35.2
Cumulative effect of accounting change, net of taxes         -           -           -           -       (17.1)          -
Net earnings (loss)                                   $   24.1    $   57.0    $  (13.4)   $   41.2    $   22.0    $   35.2
Earnings (loss) per share of common stock:
 Before cumulative effect of accounting change        $   1.33    $   3.16    $   (.72)   $   2.13    $   2.00    $   1.81
 Cumulative effect of accounting change                      -           -           -           -        (.88)          -
  Net earnings (loss) per share of common stock       $   1.33    $   3.16    $   (.72)   $   2.13    $   1.12    $   1.81
Year-End Financial Position
Current assets                                        $  459.0    $  471.7    $  439.3    $  415.9    $  413.3    $  427.6
Current liabilities                                      272.3       316.0       301.7       243.5       285.4       312.5
Working capital                                          186.7       155.7       137.6       172.4       127.9       115.1
Property, plant and equipment, net                       226.5       228.0       245.9       245.7       221.3       239.2
Long-term debt                                           202.9       183.1       195.1       167.0       103.9       115.0
Shareholders' equity                                     299.6       291.1       250.0       322.0       313.1       320.6
Total assets                                             822.3       846.7       814.8       803.5       767.7       805.6
Dividends Paid
Preferred stock                                       $     .1    $     .2    $     .2    $     .2    $     .2    $     .2
Common stock                                              14.4        14.4        15.2        15.4        15.4        15.2
Per share of common stock                                  .80         .80         .80         .80         .80         .79
Other Financial Data
Current ratio                                            1.7:1       1.5:1       1.5:1       1.7:1       1.4:1       1.4:1
Equity per share of common stock                      $  16.66    $  16.16    $  13.63    $  16.64    $  16.19    $  16.41
Debt to total capitalization                               45%         45%         50%         37%         33%         34%
Depreciation                                          $   25.3    $   22.8    $   24.9    $   23.8    $   24.7    $   24.1
Capital expenditures, excluding acquisitions          $   31.2    $   30.8    $   51.9    $   45.7    $   51.2    $   57.3
Average common shares outstanding                         18.0        18.0        18.9        19.3        19.5        19.4
Number of common shareholders                            4,930       5,234       4,939       5,097       5,113       5,008
Number of employees                                      7,115       7,495       8,390       8,341       8,231       9,140
Market price per share of common stock:
 At year-end                                          $ 18 5/8    $ 18 5/8    $ 17 3/8    $ 25 3/4    $ 26 3/8    $ 25 5/8
 Range for year                                       $ 23 7/8-   $ 19 5/8-   $ 26 3/8-   $ 28 7/8-   $ 31 1/2-   $ 26 1/2-
                                                        17 1/4      15 1/8      16 3/4      23 1/4      23 7/8      16 3/8