Form 10-K405, Exhibit 13
period 1997-02-28
INTERNATIONAL MULTIFOODS CORP
filed 1997-05-15
CIK 51410

EXHIBIT 13
                    MANAGEMENT'S DISCUSSION AND ANALYSIS



Results of Operations

Overview

Fiscal 1997 net earnings were $2.8 million, or 15 cents per share, compared with $24.1 million, or $1.33 per share, in fiscal 1996. The decline in net earnings was primarily the result of unusual charges and an operating loss in the Company's vending distribution business. The vending distribution loss resulted from lower sales volumes, competitive pricing pressures and a changing customer mix. Excluding unusual items, fiscal 1997 net earnings were $17.6 million, or 98 cents per share, compared with $23.6 million, or $1.31 per share in fiscal 1996.
    Unusual items in fiscal 1997 resulted in a $14.8 million after-tax charge, or 83 cents per share. The Company estimates that the actions associated with unusual charges will reduce future annualized operating expenses by approximately $1 million. In fiscal 1996, unusual items totaled a net benefit of $0.5 million after tax, or 2
cents per share.   Further discussion of unusual items follows in
"Segment Results" and in Note 4 to the consolidated financial statements.
    Net sales for fiscal 1997 were up 3% to $2.6 billion, compared with $2.5 billion last year. All of the Company's business segments recorded sales increases.

Segment Results

The Company operates in three business segments: Foodservice
Distribution, North America Foods and Venezuela Foods. A description of the business segments and summary of operating results are included in Note 17 to the consolidated financial statements.

Fiscal 1997 compared with fiscal 1996

Foodservice Distribution: Net sales increased 3% to $1.8 billion.
This increase was primarily related to higher volumes in the Company's limited-menu distribution business, which resulted from the addition of several new customer accounts in fiscal 1997. The increase in limited-menu distribution net sales was partially offset by a sales decline in vending distribution as a result of lower volumes. The Company is addressing the decline in sales volumes by restructuring certain customer support functions as described below.
    Operating earnings before unusual items declined 43% to $12.6 million as a result of the vending distribution operating loss. The decline was partially offset by higher earnings in the limited-menu distribution and food exporting businesses. Limited-menu distribution earnings improved as a result of lower operating costs and the higher volumes. Food exporting earnings increased on higher volumes to a major customer that distributes food products in Russia. Earnings on sales to this customer accounted for approximately 14% of the Company's consolidated operating earnings before unusual items in fiscal 1997, compared with 3% in fiscal 1996.
    Fiscal 1997 unusual items included a $4 million charge for a restructuring plan at vending distribution and a $1.1 million charge to consolidate two limited-menu distribution facilities. The restructuring plan is directed at improving customer service and involves moving key customer support functions from a central location to each of the Company's vending distribution centers. The charges for the restructuring plan and facility consolidation cover losses on lease commitments and employee termination benefits. Fiscal 1996 unusual items of $9.4 million included an $8.9 million charge for a write-down of vending distribution software.

North America Foods: Net sales increased 4% to $476.7 million because of price increases resulting from higher worldwide wheat costs, and volume growth in consumer products. The increase was partially offset by lower volumes in U.S. bakery mix, which resulted primarily from softness in a large customer's business, and lower volumes in Canadian frozen bakery products, which occurred because of increased competitive pressures.
    Operating earnings before unusual items were $20.8 million, unchanged from the prior year. While higher consumer product volumes increased earnings, lower U.S. bakery mix and Canadian frozen bakery volumes adversely affected results. In addition, fiscal 1996 earnings benefited from a 53-week reporting period.
    In fiscal 1997, the Company recognized an unusual charge of $11.4 million for asset impairment in its Canadian frozen bakery operation. The impairment resulted from a significant decline in operating performance during fiscal 1997, which occurred because of increased competitive pressures. The Company estimated the fair value of the assets in accordance with Statement of Financial Accounting Standards No. 121 by using discounted expected future cash flows. In estimating future cash flows, considerable management judgment is necessary and actual results could vary significantly from such estimates.

Venezuela Foods: Net sales increased 6% to $346.8 million on higher sales prices and increased consumer corn flour volumes. The increase was partially offset by lower volumes in commercial wheat flour and animal feeds. Sales volumes were affected by substantially higher local prices, which caused consumers to shift to lower-priced products, such as corn flour, and away from higher-priced products, such as meat and prepared food products. Sales in the prior year were adversely affected by a significant devaluation in the free-market exchange rate while the Company operated under government price controls.
    Operating earnings declined 3% to $18.6 million as a result of significant prior year currency devaluation, which affected first quarter results, competitive pricing pressures following the April 1996 implementation of economic reforms and a major increase in the cost of locally grown grain. Prior year results were adversely affected by a significant devaluation in the free-market exchange rate and a $3.9 million charge associated with the December 1995 change in the official exchange rate. When the official exchange rate was changed, the Company had to settle certain U.S. dollar obligations at a substantially higher cost.
    During fiscal 1997, the Venezuelan government implemented major reforms in order to address the country's economic problems. Economic reforms included the removal of controls over foreign exchange, interest rates and prices. The Venezuelan government also entered into a loan agreement with the International Monetary Fund. The Company believes the reforms are a positive development over the long term.

Corporate: Fiscal 1997 corporate expenses included $2.2 million in costs associated with the resignation of the Company's former chief executive officer and $1.4 million principally for the cost of business assessment studies. Fiscal 1996 corporate expenses included a charge of $6.2 million for costs associated with reducing corporate administrative operations.




Fiscal 1996 compared with fiscal 1995

Fiscal 1996 net earnings were $24.1 million, or $1.33 per share, compared with net earnings of $57 million, or $3.16 per share, in fiscal 1995. Fiscal 1995 results included a $1.61 per share benefit from unusual items, principally from the gain on the sale of the Company's frozen specialty foods business. Excluding unusual items, fiscal 1995 net earnings were $28 million, or $1.55 per share.
    Net sales for fiscal 1996 increased 10% to $2.5 billion, compared with $2.3 billion in fiscal 1995. The increase was largely the result of the full-year inclusion of a fiscal 1995 distribution business acquisition.

Foodservice Distribution: Net sales increased 23% to $1.7 billion from the full-year inclusion of the acquired limited-menu distribution business of Leprino Foods Company. The increase was partially offset by a slight sales decline in the Company's vending distribution business as a result of lower volumes.
    Fiscal 1996 operating earnings before unusual items increased 27% to $22.3 million on the full-year earnings contribution of the business acquisition, higher earnings in the Company's food exporting business and the benefit of purchasing certain inventories before suppliers increased prices. Earnings were adversely affected by the lower volumes and from higher selling costs in vending distribution. Fiscal 1995 operating earnings included an unusual charge of $6.2 million for costs associated with integration of the Company's limited-menu distribution business.

North America Foods: Net sales were $459.7 million in fiscal 1996 compared with $459.2 million in fiscal 1995. Sales improved on higher volumes in commercial bakery products in Canada but were offset by lower volumes in U.S. bakery mix and North American frozen products.
    Operating earnings declined 7% to $20.8 million from $22.4 million in fiscal 1995. The earnings decline was the result of the lower volumes partially offset by improved earnings in consumer and commercial bakery products in Canada and the benefit of a 53-week reporting period in fiscal 1996.

Venezuela Foods: Net sales increased 3% to $328.5 million on higher volumes along with the benefit in the first half of fiscal 1996 of a stable exchange rate as a result of government imposed foreign exchange controls. The increase was partially offset by the impact of a significant devaluation in the free-market exchange rate during the second half of fiscal 1996. Higher volumes in commercial bakery products resulted primarily on business obtained from the addition of two wheat flour mills which the Company had leased beginning in October 1994 and subsequently purchased in August 1995. Consumer product volumes increased on higher market share and the benefit of a corn flour business acquisition.
    Fiscal 1996 operating earnings declined 4% to $19.1 million as a result of the significant devaluation in the free-market exchange rate and from a $3.9 million charge associated with the December 1995 change in the official exchange rate. The decline was partially offset by the benefit of a stable exchange rate in the first half of fiscal 1996 and the higher volumes.

Divested businesses: Fiscal 1996 results consisted of the Company's surimi seafood business, which was divested in June 1995. In addition to the surimi seafood business, fiscal 1995 results included the frozen specialty foods and meats businesses, which were divested in June and May 1994, respectively. The unusual gain of $9.9 million in fiscal 1996 was from the divestiture of the surimi seafood business. Unusual items of $34.2 million in fiscal 1995 were primarily from the gain on the divestiture of the frozen specialty foods business.


Non-operating Expense and Income

In fiscal 1997, net interest expense declined to $16.8 million from $17.9 million last year. The decline was the result of lower interest rates in Canada and interest income earned on income tax refunds in the United States.
    In fiscal 1996, net interest expense increased to $17.9 million from $11.4 million as a result of higher interest rates in the United States and Canada, and lower interest income in Venezuela. Interest expense also increased as a result of higher debt levels.
    In fiscal 1996, net other income (expense) included foreign exchange losses of $3.6 million from Venezuelan local currency cash and cash equivalents.


Income Taxes

The effective tax rates on earnings before unusual items were 30% and 29.4% in fiscal 1997 and 1996, respectively. Including the impact of unusual items, the Company's overall effective tax rate was 44.6% in fiscal 1997, compared with 13.3% in fiscal 1996 and 20.5% in fiscal 1995. The low tax rate in fiscal 1996 was the result of a $5 million benefit from a tax settlement. The fiscal 1995 effective tax rate was affected by a low tax rate on the frozen specialty foods business divestiture. The Company's overall tax rate in each fiscal year was affected by low effective tax rates in Venezuela.


Financial Condition

Capital Resources and Liquidity

The Company's short-term financing is provided by borrowings against its U.S. and Canadian revolving credit agreements, uncommitted lines of credit and, on a more limited basis, U.S. commercial paper. Approximately $280 million in committed U.S. and Canadian revolving credit agreements are maintained to ensure availability of funds. Additionally, the Company's Venezuelan subsidiary has uncommitted lines of credit totaling $135 million, which are not guaranteed by the parent Company. As of February 28, 1997, approximately $200 million of outstanding debt obligations were at variable interest rates. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission that provides for the issuance of up to $150 million in medium-term notes in various amounts. As of February 28, 1997, $140 million was available under the medium-term note program. See Notes 8 and 9 to the consolidated financial statements for additional information on capital resources.
    In fiscal 1997, Standard and Poor's lowered its ratings on the Company's long-term debt and commercial paper to BBB- and A-3, respectively, and Moody's Investors Service, Inc. lowered its rating on the Company's long-term debt and commercial paper to Baa3 and Prime-3, respectively. The Company believes that the ratings downgrades will not have a material impact on the Company's results of operations or ability to obtain financing.
    During fiscal 1997, the debt-to-total capitalization ratio increased from 45% to 51%. The primary reason for the higher percentage is an increase in operating working capital of approximately $71 million, which occurred primarily because of higher inventories and accounts receivable in Venezuela and the Company's food exporting business. The increase in working capital was partially offset by higher accounts payable, which resulted from the timing of payments Companywide and higher prices in Venezuela. In Venezuela, inventories were up as a result of the significantly higher costs of locally grown grain, primarily corn, and accounts receivable increased because of higher sales prices which resulted from local inflation. Accounts receivable increased in the Company's food exporting business because of delays in receiving payment from a major customer that distributes food products in Russia and from the adoption of a new accounting standard. The delay occurred because the Russian government began to enforce a tariff on imported products. On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, which sets forth the accounting for transfers of assets. As a result, the Company no longer transfers its food exporting business receivables to a third party. As of February 29, 1996, the outstanding balance of sold receivables from the food exporting business was $10.8 million. The increase in working capital was financed principally through short-term borrowings.
    Capital expenditures for fiscal 1997 were $27.5 million compared with $31.2 million in fiscal 1996. Approximately 30% of the fiscal 1997 capital expenditures was attributable to projects designed to increase earnings through volume improvements, new business or cost savings. The remaining capital expenditures were related to projects required to maintain existing facilities and equipment.
    The Company believes that cash flows from operations together with available external financing will be sufficient to fund operations, dividend payments and capital expenditures anticipated for fiscal 1998.


Business Concentrations

The Company's Venezuelan operations are subject to risks inherent in operating under a different legal and political system along with a difficult economic environment. Among these risks are inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws.
    The Company's present strategies for managing Venezuelan currency risk include product pricing strategies and active management of its net monetary exposure, principally through U.S. dollar versus bolivar denominated financing. With respect to product pricing strategies, the Company is exposed to the risk of declines in gross profit margins if the bolivar were to decline in value versus the U.S. dollar. With respect to the Company's Venezuela monetary position (which includes its bolivar denominated assets and liabilities, except for inventory and fixed assets), the Company is exposed to the risk of foreign exchange gains and losses if the bolivar were to change in value versus the U.S. dollar. For example, if the bolivar were to decline in value and the Company were in a net monetary asset position (i.e., bolivar denominated assets exceed liabilities), there would be foreign exchange losses, the amount of which would depend upon the size of the net monetary asset position and the magnitude of the currency devaluation. Conversely, if the Company were in a net monetary liability position (i.e., bolivar denominated liabilities exceed assets) and the bolivar declined in value, there would be foreign exchange gains. As of February 28, 1997, the Company's Venezuelan operation was in a net monetary liability position of $18 million.
    The Company's food exporting business has a major customer that distributes food products in Russia. The Company's financial position and results of operations could be adversely affected in the event of economic or political instability in Russia or if the customer experienced difficulty in meeting its commitments.


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




Independent Auditors' Report

The Board of Directors and Shareholders of
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 28, 1997, and February 29, 1996, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 28, 1997, and February 29, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1997 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Minneapolis, Minnesota
April 8, 1997





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


/s/Gary E. Costley                    /s/ William L. Trubeck
Gary E. Costley                       William L. Trubeck
Chairman, President and               Senior Vice President - Finance,
Chief Executive Officer                  and Chief Financial Officer





              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Earnings





Fiscal year ended the last day of February
(in thousands, except per share data)       1997          1996          1995
----------------------------------------------------------------------------
Net sales                             $2,595,873    $2,523,197    $2,295,119
Cost of sales                         (2,215,366)   (2,135,707)   (1,901,932)
----------------------------------------------------------------------------
Gross profit                             380,507       387,490       393,187
Delivery and distribution               (167,788)     (162,870)     (146,220)
Selling, general and
  administrative                        (170,508)     (168,825)     (186,616)
Unusual items                            (20,107)       (5,700)       26,240
----------------------------------------------------------------------------
Operating earnings                        22,104        50,095        86,591
Interest, net                            (16,758)      (17,908)      (11,410)
Other income (expense), net                 (330)       (4,433)       (3,442)
----------------------------------------------------------------------------
Earnings before income taxes               5,016        27,754        71,739
Income taxes                              (2,236)       (3,679)      (14,718)
----------------------------------------------------------------------------
Net earnings                          $    2,780    $   24,075    $   57,021
============================================================================
Net earnings per share of
  common stock                        $      .15    $     1.33    $     3.16
============================================================================
Average shares of common
  stock outstanding                       17,982        17,965        17,974
============================================================================
See accompanying notes to consolidated financial statements.


              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets



February 28, 1997 and February 29, 1996
(in thousands)                                         1997        1996
-----------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $  8,753    $  7,508
  Trade accounts receivable, net of allowance       207,459     165,527
  Inventories                                       283,948     230,626
  Deferred income taxes                               9,418      10,792
  Other current assets                               53,678      44,582
-----------------------------------------------------------------------
    Total current assets                            563,256     459,035
-----------------------------------------------------------------------
Property, plant and equipment, net                  225,357     226,498
Goodwill, net                                        87,641      99,999
Other assets                                         39,034      36,725
-----------------------------------------------------------------------
Total assets                                       $915,288    $822,257
=======================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 88,201    $ 28,541
  Current portion of long-term debt                   6,790      11,000
  Accounts payable                                  206,966     170,884
  Other current liabilities                          70,037      61,870
-----------------------------------------------------------------------
    Total current liabilities                       371,994     272,295
-----------------------------------------------------------------------
Long-term debt                                      202,328     202,937
Deferred income taxes                                17,419      12,975
Employee benefits and other liabilities              33,969      34,487
-----------------------------------------------------------------------
    Total liabilities                               625,710     522,694
-----------------------------------------------------------------------
Shareholders' equity:
  Preferred capital stock                                 -           -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184       2,184
  Capital in excess of par value                     88,124      88,316
  Retained earnings                                 393,335     404,813
  Equity adjustment from foreign
    currency translation                           (108,000)   (108,170)
  Equity adjustment from minimum
    pension liability                                (2,309)     (2,674)
  Treasury stock, 3,835 and 3,864 shares, at cost   (83,262)    (83,948)
  Unearned restricted stock                            (494)       (958)
-----------------------------------------------------------------------
    Total shareholders' equity                      289,578     299,563
-----------------------------------------------------------------------
Commitments and contingencies

Total liabilities and shareholders' equity         $915,288    $822,257
=======================================================================
See accompanying notes to consolidated financial statements.


                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows


Fiscal year ended the last day of February
(in thousands)                                    1997         1996       1995
------------------------------------------------------------------------------
Cash flows from operations:
  Net earnings                                $  2,780     $ 24,075   $ 57,021
  Adjustments to reconcile net earnings
    to cash provided by (used for) operations:
      Depreciation and amortization             30,748       29,772     27,045
      Provision for unusual charges             20,107       15,493      5,413
      Gain on major business dispositions            -       (9,900)   (33,581)
      Deferred income tax expense                3,252        4,544      4,483
      Provision for losses on receivables        2,862        5,783      4,477
      Changes in operating assets and
        liabilities, net of business
        acquisitions and dispositions*         (71,196)     (43,456)   (49,351)
      Other, net                                (1,000)        (730)     6,372
------------------------------------------------------------------------------
          Cash provided by
            (used for) operations              (12,447)      25,581     21,879
------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions of businesses,
    net of cash acquired                             -      (29,904)  (115,847)
  Capital expenditures                         (27,507)     (31,181)   (30,776)
  Proceeds from business dispositions                -       48,009    156,367
  Proceeds from other property disposals           623        1,707        823
------------------------------------------------------------------------------
          Cash provided by (used for)
            investing activities               (26,884)     (11,369)    10,567
------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase (decrease) in notes payable      60,119      (12,203)    (7,231)
  Additions to long-term debt                   20,000       85,945      4,973
  Reductions in long-term debt                 (25,390)     (65,165)    (7,038)
  Dividends paid                               (14,477)     (14,471)   (14,560)
  Proceeds from issuance of common stock           546        1,470        355
  Purchase of treasury stock                       (82)      (2,877)    (5,877)
  Redemption of preferred stock                      -       (3,732)         -
  Other, net                                      (230)        (712)       (19)
------------------------------------------------------------------------------
          Cash provided by (used for)
            financing activities                40,486      (11,745)   (29,397)
------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                      90       (5,751)    (2,764)
------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                           1,245       (3,284)       285
Cash and cash equivalents at beginning of year   7,508       10,792     10,507
------------------------------------------------------------------------------

Cash and cash equivalents at end of year      $  8,753     $  7,508   $ 10,792
==============================================================================
*Cash flows from changes in operating
   assets and liabilities, net of
   business acquisitions and dispositions:
     Accounts receivable                      $(45,043)    $(45,993)  $   (441)
     Inventories                               (53,086)      19,172    (47,866)
     Other current assets                       (9,671)      (4,759)    (9,089)
     Accounts payable                           36,688       16,871     16,643
     Other current liabilities                     (84)     (28,747)    (8,598)
------------------------------------------------------------------------------
       Net change                             $(71,196)    $(43,456)  $(49,351)
==============================================================================

See accompanying notes to consolidated financial statements.



Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies
Basis of statement presentation
The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries.
Intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Net sales
The Company reports the gross margin earned from commodity sales of its food exporting business as net sales. If gross commodity sales had been reported, net sales and cost of sales would have increased by $278.2 million in fiscal 1997, $227.2 million in fiscal 1996 and $150.3 million in fiscal 1995.

Cost of sales
To more closely match costs with related revenues, the Company classifies the inflation element inherent in interest rates on Venezuelan local currency borrowings and the foreign exchange gains and losses, which occur on certain Venezuelan borrowings, as a component of cost of sales. Accordingly, cost of sales was increased by $2.6 million in fiscal 1997 and was reduced by $7.8 million and $0.4 million in fiscal 1996 and 1995, respectively.

Foreign currency translation and transactions
For the Company's Canadian operations, the functional currency is the local currency. Assets and liabilities are translated at current exchange rates and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included as a separate component of shareholders' equity.
    The functional currency for the Company's Venezuelan operations is the U.S. dollar. Nonmonetary assets and liabilities, principally inventory and fixed assets, are translated at historical exchange rates while monetary assets and liabilities are translated at current exchange rates. Results of operations are translated using the weighted average exchange rate in effect during the fiscal year, except that cost of sales and depreciation are translated at historical rates. The gains or losses resulting from translation are included in the determination of net earnings.
    The Company recognized in its results of operations net foreign exchange gains of $0.4 million in fiscal 1997, $2.4 million in fiscal 1996 and net foreign exchange losses of $3.0 million in fiscal 1995.

Stock-based compensation
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation. The Financial Accounting Standards Board issued Statement No. 123, " Accounting for Stock-Based Compensation" (SFAS 123), which was effective in fiscal 1997. SFAS 123 provides the option either to continue the Company's current method of accounting for stock-based compensation or to adopt the fair value method of accounting. The Company elected to continue accounting for stock-based compensation using APB 25.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and tax basis of assets and liabilities.

Earnings per share
Earnings per share of common stock has been determined by dividing net earnings, after deduction of preferred stock dividends, by the average number of shares of common stock outstanding during the year. Common stock options and other common stock equivalents are not included in earnings per share computations since their effect is not significant.

Cash and cash equivalents
Included in cash and cash equivalents are cash on hand, time deposits, and highly liquid short-term investments purchased with original maturities of three months or less ("cash equivalents"). The Company's cash equivalents are readily convertible to known amounts of cash and are near their maturity. Accordingly, the risk of changes in value as a result of changes in interest rates is insignificant.

Inventories
Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value).
    In Canada, inventories of grain are valued on the basis of replacement market prices prevailing at fiscal year-end. The Company generally minimizes risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.
    The Company also enters into futures contracts to reduce the risk of price increases with respect to certain anticipated raw material purchases. The futures contracts are accounted for as hedges, with gains and losses deferred in inventory and subsequently included in cost of sales as the inventory is sold.

Property, plant and equipment
Property, plant and equipment is stated at cost and depreciation is computed using the straight-line method for determining financial statement income. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and other intangibles
Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Identifiable intangible assets represent costs allocated to noncompete agreements, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of goodwill and other intangibles at February 28, 1997 and February 29, 1996 was $22.2 million and $19.4 million, respectively.
    The Company assesses the recoverability of goodwill and other long-lived assets whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. The Company deems an asset to be impaired if a forecast of undiscounted future operating cash flows is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including values for similar assets or the results of valuation techniques such as discounting estimated future cash flows. The Company generally measures fair value by discounting estimated future cash flows.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New accounting pronouncement
In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128), which is required to be adopted by the Company in the fourth quarter of fiscal 1998. SFAS 128 simplifies the computation of earnings per share
(EPS) by replacing the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution as opposed to primary EPS that included common stock equivalents. Basic EPS is computed by dividing income available to common stockholders, which is net income less preferred stock dividends, by the weighted-average number of common shares outstanding for the period. This new pronouncement will not have an impact on the Company's reported EPS because its common stock equivalents did not enter into historical primary earnings per share computations since their effect was not significant.


Note 2:  Businesses Acquired
The Company acquired, with cash and notes, several businesses during fiscal 1996 and 1995. There were no acquisitions during fiscal 1997. All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included since their respective dates of acquisition. The most significant acquisitions were as follows:

Fiscal
 Year     Business Segment      Description                Date Acquired
------------------------------------------------------------------------
1996      Venezuela Foods       Two wheat flour mills
                                  in Puerto Cabello, VZ    August 1995
          Foodservice
            Distribution        Alum Rock Foodservice      July 1995

          Venezuela Foods       Corn flour business
                                  in Ciudad Bolivar, VZ    April 1995
------------------------------------------------------------------------
1995      Foodservice           Distribution business
            Distribution          of Leprino Foods Co.     August 1994
-----------------------------------------------------------------------
    Components of cash used for acquisitions, as reflected in the consolidated statements of cash flows, were as follows:

(in thousands)                                           1996        1995
-------------------------------------------------------------------------
Fair value of current assets,
  net of cash acquired                                $ 7,252    $ 46,298
Fair value of noncurrent assets,
  excluding goodwill                                   21,266      39,003
Goodwill                                                2,626      51,478
Liabilities assumed, principally current                 (740)    (20,932)
Purchase contract liabilities                            (500)          -
-------------------------------------------------------------------------
    Cash paid at closing,
      net of cash acquired                            $29,904    $115,847
=========================================================================

    Assuming the Company's acquisitions had been completed on March 1, 1994, the beginning of fiscal 1995, pro forma net sales of the Company would have been approximately $2.55 billion for each of fiscal 1996 and 1995. The pro forma effect on net earnings and net earnings per share of common stock is not significant. The pro forma information is not necessarily indicative of the combined results of operations that would have occurred had the acquisitions been completed as of the beginning of fiscal 1995. Goodwill acquired in the acquisitions is being amortized over 40 years on a straight-line basis.


Note 3:  Interest, Net
Interest, net consisted of the following:

(in thousands)                            1997     1996     1995
----------------------------------------------------------------
Interest expense                       $18,658  $19,613  $15,592
Capitalized interest                      (109)    (128)    (317)
Non-operating interest income           (1,791)  (1,577)  (3,865)
----------------------------------------------------------------
  Interest, net                        $16,758  $17,908  $11,410
================================================================
    Cash payments for interest, net of amounts capitalized, totaled $18.9 million in fiscal 1997, $20.7 million in fiscal 1996 and $13.9 million in fiscal 1995.
    Total interest income was $3.4 million in fiscal 1997, $2.5 million in fiscal 1996 and $4.9 million in fiscal 1995.


Note 4:  Unusual Items

Fiscal 1997

The Company recognized unusual items that resulted in pre-tax charges of $20.1 million ($14.8 million after-tax or 83 cents per share), and are comprised of the following:

(in millions)                                   Segment
------------------------------------------------------------------------
Asset impairment                 $11.4          North America Foods
Restructuring plan                 4.0          Foodservice Distribution
Severance and other costs          3.6          Corporate
Facility consolidation plan        1.1          Foodservice Distribution
------------------------------------------------------------------------
  Total                          $20.1
======================================

    In the fourth quarter, the Company recognized a charge of $11.4 million for asset impairment in its Canadian frozen bakery operation.
The impairment results in a $9.6 million reduction in goodwill and a $1.8 million reduction in fixed assets. Over the last several quarters, the operation has experienced a significant increase in competition in certain key markets. As a result, there has been a significant decline in sales volume and operating results. The Company reviews its long-lived assets and goodwill for impairment whenever changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. In this situation, the Company believes that the operating unit is the lowest level for which identifiable cash flows could be determined. Accordingly, the Company estimated the fair value of the operation's assets using discounted expected future cash flows and determined that the carrying value of the business unit exceeded the fair value. In estimating future cash flows, considerable management judgment is necessary and actual results could vary significantly from such estimates.
    In the fourth quarter, management adopted a restructuring plan at its vending distribution business directed at improving customer service.
The plan will include moving certain customer support functions from a central location to the distribution centers. Accordingly, the Company recorded a $2.8 million charge primarily from losses on lease commitments and a $1.2 million charge for involuntary employee termination benefits covering approximately 190 customer support employees. The restructuring plan will be substantially complete by the end of fiscal 1998.
    In the first quarter, the Company recognized $2.2 million in severance and other costs resulting from the resignation of the Company's former chief executive officer and $1.4 million principally for costs of business assessment studies.
    In the fourth quarter, management adopted a plan to consolidate two limited-menu business distribution centers. As a result, the Company recorded a $1.1 million charge for the loss on lease commitments and employee termination benefits. Involuntary employee termination benefits will cover approximately 40 warehouse, delivery and administrative employees. The distribution center consolidation will be substantially complete by the end of the second quarter of fiscal 1998.


Fiscal 1996

The Company recognized unusual items that resulted in a net pre-tax charge of $5.7 million ($0.5 million after-tax benefit or 2 cents per share), and are comprised of the following:

(in millions)                                   Segment
------------------------------------------------------------------------
Write-down of software costs      $8.9          Foodservice Distribution
Corporate restructuring plan       6.2          Corporate
Lease commitment loss               .5          Foodservice Distribution
Gain on business divestiture      (9.9)         Divested Businesses
------------------------------------------------------------------------
   Total                          $5.7
======================================

    The Company recognized an $8.9 million charge for the write-down of vending distribution computer software costs. The charge resulted from the Company's decision to limit the scope of the software applications being implemented. In addition, a $0.5 million charge for a loss on a lease commitment was also recognized in the vending distribution business.
    The Company recognized charges of $2.0 million for asset write-downs and $4.2 million for termination benefits in order to streamline corporate administrative operations. All significant actions relating to the plan were completed in fiscal 1997.
    The Company divested its surimi seafood business in June 1995 for a $9.9 million gain.
    The Company recognized a $5.0 million tax benefit which resulted from an agreement with the IRS regarding proposed disallowances of certain deductions taken during fiscal years 1985 through 1991 and the benefit of the closure by the IRS of its examinations of the Company's fiscal 1992 and 1993 tax returns.

Fiscal 1995

The Company recognized unusual items that resulted in a net pre-tax benefit of $26.2 million ($29.0 million after-tax or $1.61 per share), and are comprised of the following:

(in millions)                                   Segment
------------------------------------------------------------------------
Business integration            $  6.2          Foodservice Distribution
Business acquisition activities    1.8          Corporate
Gain on business divestiture     (33.6)         Divested Businesses
Other                              (.6)         Divested Businesses
------------------------------------------------------------------------
   Total                        $(26.2)
======================================

    A $6.2 million charge was recognized for the integration of the Company's limited-menu foodservice distribution businesses ("Business Integration"). The Business Integration charge included $3.7 million for losses on lease commitments, $1.4 million for termination benefits and $1.1 million for asset write-downs.
    The Company divested its frozen specialty foods business for a $33.6 million gain. An additional $0.6 million benefit was recognized relating to previously divested businesses.
    The Company also recognized a benefit from a tax settlement on proposed disallowances of certain deductions in connection with business acquisitions.


Note 5:  Income Taxes
Income tax expense was as follows:

                                  U.S. Operations    Non-U.S.
(in thousands)                   Federal    Other   Operations    Total
-----------------------------------------------------------------------
1997:
  Current expense (benefit)     $ (7,976) $    57    $ 6,903   $ (1,016)
  Deferred expense (benefit)       3,385     (440)       307      3,252
-----------------------------------------------------------------------
    Total tax expense (benefit) $ (4,591) $  (383)   $ 7,210   $  2,236
=======================================================================
1996:
  Current expense (benefit)     $ (4,336) $  (442)   $ 3,913   $   (865)
  Deferred expense (benefit)       2,501     (922)     2,965      4,544
-----------------------------------------------------------------------
    Total tax expense (benefit) $ (1,835) $(1,364)   $ 6,878   $  3,679
=======================================================================
1995:
  Current expense               $  1,785  $ 2,340    $ 6,110   $ 10,235
  Deferred expense (benefit)         603     (151)     4,031      4,483
-----------------------------------------------------------------------
    Total tax expense           $  2,388  $ 2,189    $10,141   $ 14,718
=======================================================================

    Temporary differences which give rise to deferred tax assets and liabilities as of February 28, 1997 and February 29, 1996 were as follows:

                                      1997                    1996
                              --------------------    -------------------
                              Deferred   Deferred     Deferred   Deferred
                                Tax       Tax           Tax        Tax
(in thousands)                 Assets  Liabilities    Assets   Liabilities
--------------------------------------------------------------------------
Depreciation and
  amortization                $ 1,633    $28,256     $ 1,489     $25,884
Accrued expenses               21,429     11,055      21,913      10,131
Inventory valuation methods       974          -       2,175           -
Reorganization and
  divestiture reserves          3,640          -       5,014           -
Provision for losses
  on receivables                3,263          -       5,149           -
Net operating
  loss carryforwards            4,591          -       3,521           -
Foreign earnings repatriation       -      3,027           -       4,207
Other                           2,983      2,558       2,961       2,479
------------------------------------------------------------------------
    Subtotal                   38,513     44,896      42,222      42,701
Valuation allowance            (2,420)         -      (4,962)          -
------------------------------------------------------------------------
      Total deferred taxes    $36,093    $44,896     $37,260     $42,701
========================================================================

    At February 28, 1997, the Company's foreign operations had net operating loss carryforwards of approximately $8.3 million of which approximately $5.8 million will expire in fiscal 1998 and the balance will expire in fiscal 2000 through 2004. The financial statement tax benefit of the net operating loss carryforwards has been offset by a valuation allowance because of the limited carryforward period.
    In fiscal 1997, the valuation allowance decreased approximately $2.5 million. The decrease primarily resulted from a decrease in Venezuelan deferred tax assets and as such had no effect on tax expense.
    Total income taxes differs from the amount computed by applying the U.S. federal income tax rate because of the following items:

(in thousands)                                1997      1996      1995
----------------------------------------------------------------------
Tax at U.S. federal statutory rate (35.0%)  $1,756    $9,714   $25,109
Differences:
  Effect of taxes on non-U.S. earnings         176    (2,049)   (1,380)
  State and local income taxes                (249)     (887)    1,416
  Effect of intangibles                        148       209    (1,794)
  Basis difference for business disposals        -       355    (9,003)
  Resolution of tax examinations                 -    (5,000)        -
  Other                                        405     1,337       370
----------------------------------------------------------------------
    Total income taxes                      $2,236    $3,679   $14,718
======================================================================

    Provision has been made for U.S. income taxes applicable to anticipated remittances of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $21.5 million in fiscal 1997, $28.4 million in fiscal 1996 and $33.0 million in fiscal 1995.
    Cash paid for income taxes totaled $6.7 million in fiscal 1997, $4.8 million in fiscal 1996 and $5.9 million in fiscal 1995.


Note 6:  Supplemental Balance Sheet Information

(in thousands)                                      1997            1996
------------------------------------------------------------------------
Trade accounts receivable, net:
  Trade                                         $216,798        $179,504
  Allowance for doubtful accounts                 (9,339)        (13,977)
------------------------------------------------------------------------
    Total trade accounts receivable, net        $207,459        $165,527
========================================================================
Inventories:
  Raw materials, excluding grain                $ 15,776        $ 17,529
  Grain                                           86,500          46,331
  Finished and in-process goods                  174,274         159,077
  Packages and supplies                            7,398           7,689
------------------------------------------------------------------------
    Total inventories                           $283,948        $230,626
========================================================================
Property, plant and equipment, net:
  Land                                          $ 13,413        $ 12,045
  Buildings and improvements                      93,099          90,001
  Machinery and equipment                        228,514         217,567
  Transportation equipment                         7,194           9,188
  Improvements in progress                        15,019          13,157
------------------------------------------------------------------------
                                                 357,239         341,958
  Accumulated depreciation                      (131,882)       (115,460)
------------------------------------------------------------------------
    Total property, plant and equipment, net    $225,357        $226,498
========================================================================
Other current liabilities:
  Wages and benefits                            $ 12,445        $ 10,524
  Income taxes                                    12,946          10,890
  Other accrued expenses                          44,646          40,456
------------------------------------------------------------------------
    Total other current liabilities             $ 70,037        $ 61,870
========================================================================

Note 7:  Financial Instruments

Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value. The
Company's $95 million carrying value of medium-term notes, $5 million of which is classified as current, had a fair value of $91.6 million as of February 28, 1997.

Commodity risk management
The Company's Canadian operations minimize the risk associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts, and open flour sales contracts with wheat futures contracts. In the United States, the Company has entered into futures and options on futures to reduce the risk of price fluctuations on anticipated flour and soybean oil purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.
The amount of deferred losses, measured by using quoted market prices, as of February 28, 1997 was $0.7 million. At February 28, 1997, the Company held futures and options on futures to purchase wheat and soybean oil with an aggregate contract value of $8.8 million and to sell wheat and soybean oil with contract values of $1.1 million. The open futures and options on futures mature in the period from May 1997 through December 1997 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour and soybean oil purchases.
    Since the Canadian operations' inventories, purchase contracts and sales contracts are generally denominated in Canadian dollars, the Company enters into foreign exchange forward contracts that have the effect of converting the U.S. dollar-denominated futures contracts into Canadian dollar equivalents. At February 28, 1997, the Company held foreign exchange forward contracts to sell and buy U.S. dollars totaling $7.4 million and $7.2 million, respectively. The foreign exchange forward contracts are purchased through major Canadian banking institutions.

Off-balance sheet risk
As of February 28, 1997 and February 29, 1996, the Company had sold with limited recourse $14.6 million and $13.1 million of accounts receivable, respectively, related to its Canadian operations. Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in other income (expense) in the consolidated statements of earnings.

Concentrations of credit risk
Management believes the credit risk of exchange-traded futures contracts and foreign exchange forward contracts due to nonperformance of the counterparties is insignificant.
    The Company extends credit on a regular basis under various terms to customers that meet certain financial and other criteria. In general, the Company does not require collateral or security. As of February 28, 1997, the most significant concentration of trade accounts receivable was with a major customer of the Company's food exporting business which accounted for approximately 20% of the Company's trade accounts
receivable.   The Company reduces its credit risk on sales to its major
food exporting customer by requiring standby letters of credit, security deposits and by maintaining title to a significant portion of the inventory until payment has been made. The Company believes that its remaining trade receivables do not represent significant concentrations of credit risk due to the large number of customers and markets into which its products are sold, as well as their dispersion across geographic areas.


Note 8:  Notes Payable

Notes payable consisted of the following:

(in thousands)                                    1997            1996
----------------------------------------------------------------------
U.S. commercial paper                         $  1,200        $ 61,750
Canadian bankers' acceptances                   43,854          58,003
Notes payable, principally to banks            154,077          15,332
Amounts reclassified to long-term debt        (110,930)       (106,544)
----------------------------------------------------------------------
  Total notes payable                         $ 88,201        $ 28,541
======================================================================

    The Company has a $200 million revolving credit agreement in the U.S. and an $80 million revolving credit agreement in Canada which expire on March 15, 2001. The Company had available $181 million under these revolving credit agreements as of February 28, 1997. The interest rate on borrowings under these agreements is variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements contain certain restrictive covenants that include maintenance of minimum tangible net worth, a fixed charge coverage ratio and an indebtedness to capitalization ratio. None of the restrictive covenants is expected to affect the payment of dividends based on the Company's present dividend rate. Related commitment and facility fees were $0.4 million in fiscal 1997 and $0.6 million in fiscal 1996.
    Notes payable totaling $110.9 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    The weighted average interest rate on notes payable outstanding at February 28, 1997, and February 29, 1996, was 5.7% and 5.6%, respectively.
    At February 28, 1997, the Company had total uncommitted lines of credit from banks in Venezuela of approximately $135 million, of which $67 million was available. No compensating balances were required for any of these credit lines.


Note 9: Long-term Debt

Long-term debt, net of current portion of $6.8 million in fiscal 1997 and $11.0 million in fiscal 1996, was as follows:

(in thousands)                                           1997       1996
------------------------------------------------------------------------
Medium-term notes                                    $ 90,000   $ 95,000
Other                                                   1,398      1,393
Notes payable, reclassified                           110,930    106,544
------------------------------------------------------------------------
  Total long-term debt                               $202,328   $202,937
========================================================================

    The Company maintains a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities, of which $140 million remained available at February 28, 1997. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. Medium-term notes outstanding at February 28, 1997 mature in fiscal 1998 to 2007 and had a weighted average interest rate of 6.5%.
    Minimum principal payments totaling $202.3 million are due as follows: $23.1 million in fiscal 1999, $2.3 million in fiscal 2000, $20.3 million in fiscal 2001, $111.4 million in fiscal 2002, $1.2 million in fiscal 2003 and $44.0 million in fiscal 2004 and beyond.


Note 10: Preferred Capital Stock
The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock, consisting of 500,000 shares, par value $1.00 per share.
    No Preferred Capital Stock was outstanding during the three years ended February 28, 1997.


Note 11:  Leases
The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 28, 1997:

                                                   Operating
(in thousands)                                       Leases
------------------------------------------------------------
1998                                                $23,475
1999                                                 20,539
2000                                                 16,489
2001                                                 10,838
2002                                                  6,061
2003 and beyond                                       5,681
-----------------------------------------------------------
  Total minimum lease payments *                    $83,083
===========================================================

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                            1997       1996       1995
--------------------------------------------------------------------
Minimum rentals                        $28,181    $29,104    $27,608
Contingent rentals                          29         79        246
Sublease rentals                            (2)        (8)       (44)
--------------------------------------------------------------------
  Total net rent expense               $28,208     $29,175   $27,810
====================================================================


Note 12:  Commitments and Contingencies

There were no contingencies or litigation as of February 28, 1997 that, in the opinion of management, would have had a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.
    At February 28, 1997, the estimated cost to complete improvements in progress totaled approximately $8 million.



Note 13: Shareholders' Equity
The following summarizes the changes in shareholders' equity for the three years ended February 28, 1997:
                                                                                 Equity Adjustment from:
                                                                                 -----------------------
                                        $.10 par value    Capital in                 Foreign   Minimum    Unearned
                                     Common    Treasury    Excess of  Retained     Currency    Pension  Restricted
(in thousands)                        Stock       Stock    Par Value  Earnings  Translation  Liability       Stock     Total
----------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1994         $2,184    $(78,364)     $89,158  $349,298    $(107,364)   $(2,301)    $(2,607) $250,004
  Net earnings                            -           -            -    57,021            -          -           -    57,021
  Translation adjustments                 -           -            -         -       (1,520)         -           -    (1,520)
  Dividends declared:
    Common stock                          -           -            -   (10,746)           -          -           -   (10,746)
    Preferred stock                       -           -            -      (167)           -          -           -      (167)
  366 shares purchased for treasury       -      (5,877)           -         -            -          -           -    (5,877)
  37 shares issued for
    employee benefit plans                -         824         (296)        -            -          -        (222)      306
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,381     1,381
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -        660           -       660
----------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1995          2,184     (83,417)      88,862   395,406     (108,884)    (1,641)     (1,448)  291,062
  Net earnings                            -           -            -    24,075            -          -           -    24,075
  Translation adjustments                 -           -            -         -          714          -           -       714
  Dividends declared:
    Common stock                          -           -            -   (14,408)           -          -           -   (14,408)
    Preferred stock                       -           -            -      (260)           -          -           -      (260)
  137 shares purchased for treasury       -      (2,877)           -         -            -          -           -    (2,877)
  108 shares issued for
    employee benefit plans                -       2,346         (277)        -            -          -        (311)    1,758
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -         532       532
  Adjustment associated
    with long-term incentive
    program amendment                     -           -         (269)        -            -          -         269         -
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,033)          -    (1,033)
----------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996          2,184     (83,948)      88,316   404,813     (108,170)    (2,674)       (958)  299,563
  Net earnings                            -           -            -     2,780            -          -           -     2,780
  Translation adjustments                 -           -            -         -          170          -           -       170
  Dividends declared on
    common stock                          -           -            -   (14,258)           -          -           -   (14,258)
  5 shares purchased for treasury         -         (82)           -         -            -          -           -       (82)
  35 shares issued for
    employee benefit plans                -         768         (192)        -            -          -        (569)        7
  Amortization of unearned
    restricted stock                      -           -            -         -            -          -       1,033     1,033
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -        365           -       365
----------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997         $2,184    $(83,262)     $88,124  $393,335    $(108,000)   $(2,309)    $  (494) $289,578
============================================================================================================================


    The Company's 1989 stock-based plan permits awards of restricted stock and incentive units to key employees subject to the provisions of the plan and as determined by the Compensation Committee of the Board of Directors. In fiscal 1997, grants of 41,610 shares of restricted stock were awarded with varying performance criteria and vesting periods. At February 28, 1997, the total number of restricted shares outstanding was 92,441. The market value of shares issued under the plan, as of the date of grant, has been recorded as unearned restricted stock and is shown as a separate component of shareholders' equity. Unearned restricted stock is expensed over the period restrictions lapse.
    The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.


Note 14: Stock Options
Stock options are granted to directors, officers and key management employees to purchase shares of Company common stock at not less than fair market value at dates of grant. Options generally become exercisable one year after the date of grant and expire ten years after the date of grant.
    A total of 238,039 common shares are available for grants of stock options or restricted stock under the Company's 1989 stock plan. The per share weighted-average fair values of stock options granted were $4.40 during fiscal 1997 and $4.87 during fiscal 1996 on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: fiscal 1997 - expected dividend yield of 3.8%, expected volatility of 19.8%, risk-free interest rates ranging between 6.5% and 7.0%, and an expected life of 8.3 years; fiscal 1996 - expected dividend yield of 3.5%, expected volatility of 19.9%, risk-free interest rates ranging between 6.1% and 7.0%, and an expected life of 7.7 years.


    The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for employee stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)      1997      1996
---------------------------------------------------------
Net earnings:
   As reported                           $2,780   $24,075
   Pro forma                             $2,370   $23,519

Net earnings per share:
   As reported                           $  .15   $  1.33
   Pro forma                             $  .13   $  1.30
---------------------------------------------------------

     The following table contains information on stock options:

                                            Option Price
                             Shares        Per Share-Range
----------------------------------------------------------
Outstanding at
  February 28, 1994        1,722,115        $11.28 - 29.00
Granted                       72,077         16.06 - 18.00
Exercised                    (26,100)        11.28 - 14.97
Expired or canceled         (200,263)        11.28 - 29.00
----------------------------------------------------------
Outstanding at
  February 28, 1995        1,567,829        $14.97 - 29.00
Granted                      220,513         18.69 - 22.69
Exercised                    (83,545)        14.97 - 20.17
Expired or canceled         (137,975)        16.50 - 28.06
----------------------------------------------------------
Outstanding at
  February 29, 1996        1,566,822        $16.06 - 29.00
Granted                      273,509         16.00 - 20.81
Exercised                    (30,250)        16.63 - 19.21
Expired or canceled         (285,050)        16.75 - 28.06
----------------------------------------------------------
Outstanding at
  February 28, 1997        1,525,031        $16.00 - 29.00
==========================================================
Options exercisable at:
February 28, 1995          1,424,844        $14.97 - 29.00
February 29, 1996          1,383,422        $16.06 - 29.00
February 28, 1997          1,321,281        $16.06 - 29.00
----------------------------------------------------------


Note 15:  Retirement Plans
The Company sponsors two defined contribution plans and several defined benefit retirement plans.
    The defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the participating employee's contributions subject to certain limitations. Employer contributions, which are invested in shares of the Company's common stock, were $2.1 million in fiscal 1997, $1.8 million in fiscal 1996 and $1.7 million in fiscal 1995.
    In the United States and Canada, defined benefit plans cover substantially all employees. Benefits are based primarily on years of credited service and average compensation or stated amounts for each year of service. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' obligations. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.
     Net pension cost (credit) for the defined benefit plans was as follows:

(in thousands)                         1997        1996        1995
-------------------------------------------------------------------
Service costs                       $ 2,492     $ 1,946     $ 2,483
Interest costs                       12,438      12,767      12,102
Actual return on plan assets        (30,382)    (39,431)      2,337
Net amortization and deferral        14,834      23,891     (16,760)
-------------------------------------------------------------------
  Net pension cost (credit)         $  (618)    $  (827)    $   162
===================================================================

     The funded status of the defined benefit plans and the amounts recognized in the balance sheets were as follows:

                                   1997                    1996
                           --------------------    ---------------------
                            Assets      Benefit      Assets      Benefit
                            Exceed        Obli-      Exceed        Obli-
                           Benefit      gations     Benefit      gations
                             Obli-       Exceed       Obli-       Exceed
(in thousands)             gations       Assets     gations       Assets
------------------------------------------------------------------------
Actuarial present value
  of benefit obligations:
    Vested                $148,102     $ 11,169    $152,786     $ 10,022
    Nonvested                2,753        1,926       5,522        1,844
------------------------------------------------------------------------
Accumulated benefit
  obligations              150,855       13,095     158,308       11,866
Effect of future
  salary increases           6,227          351       3,064          548
------------------------------------------------------------------------
Projected benefit
  obligations              157,082       13,446     161,372       12,414
Plan assets at
  fair value               202,131            -     185,095            -
------------------------------------------------------------------------
Plan assets in
  excess of (less
  than) projected
  benefit obligations       45,049      (13,446)     23,723      (12,414)
Unamortized prior
  service cost               5,217            -       5,601            -
Unrecognized effect
  from past experience
  different from that
  assumed                  (13,899)       4,145       5,758        4,932
Unrecognized transition
  (assets) obligations,
  net of amortization       (9,428)           -     (11,013)         428
Adjustment required
  to recognize minimum
  pension liability              -       (3,794)          -       (4,812)
------------------------------------------------------------------------
      Prepaid (accrued)
        pension costs     $ 26,939     $(13,095)   $ 24,069     $(11,866)
========================================================================

    The Company amortizes prior service costs and unrecognized gains and losses on a straight-line basis over not more than 16 years. Other assumptions used, which reflect weighted averages of the U.S. and Canadian defined benefit plans, were as follows:

                                                         1997     1996
-----------------------------------------------------------------------
Discount rate                                             7.6%     7.4%
Expected long-term return rate on assets                  9.5%     9.5%
Rate of increase in future compensation                   4.0%     4.0%
-----------------------------------------------------------------------

    In Venezuela, all employees are entitled to certain severance indemnities based on compensation and cause of separation. This post-employment arrangement qualifies as a defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company has elected to define the vested benefit obligation for this arrangement as the actuarial present value of vested benefits the employee is entitled to if immediately separated at the measurement date. This arrangement has not been funded and the corresponding expense recognized was $2.9 million in fiscal 1997 and $3.8 million in each of fiscal 1996 and 1995.


Note 16:  Post-retirement Health and Life Insurance Benefits
The Company provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. The costs of the U.S. life insurance benefits are funded over the employees' active working lives through contributions to an insurance continuation fund maintained by an insurance company. Life insurance benefits for Canadian retirees are funded on a pay-as-you-go basis through an insurance company. Health care benefits for U.S. and Canadian retirees are provided under a self-insured program administered by an insurance company.
    The net periodic post-retirement benefit cost (credit) was as follows:

(in thousands)                               1997      1996      1995
---------------------------------------------------------------------
Service costs                              $  474    $  222    $  296
Interest costs                              1,351       999     1,134
Net amortization and deferral              (1,417)   (1,785)   (1,689)
---------------------------------------------------------------------
    Net post-retirement
      benefits cost (credit)               $  408    $ (564)   $ (259)
=====================================================================

    The actuarial present value of benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      1997       1996
-------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                       $12,952    $ 8,740
  Fully eligible active plan participants          1,640      1,242
  Other active plan participants                   3,930      2,719
-------------------------------------------------------------------
Accumulated benefit obligations                   18,522     12,701
Plan assets at fair value                            535          -
-------------------------------------------------------------------
Accumulated obligation in excess of plan assets 17,987 12,701 Unrecognized effect from past experience
  different from that assumed                     (1,319)     3,894
Unrecognized effect from plan amendments             443      2,291
-------------------------------------------------------------------
    Accrued post-retirement cost                 $17,111    $18,886
===================================================================

    The assumed annual rate of future increases in per capita cost of health care benefits ranged from 4% to 9.5% for each of the next 8 years and 4% thereafter. These trend rates reflect the Company's prior experience, plan provisions and management's expectation of future rates. Increasing the health care cost trend by 1% in each year would result in an insignificant change to the accumulated benefit obligation and the service and interest costs. The weighted average discount rates used were 7.6% and 7.5% in fiscal 1997 and 1996, respectively.


Note 17:  Multifoods' Business Segments
The Company's business segments are Foodservice Distribution, North America Foods and Venezuela Foods. The Company's North America Foods segment was previously named Bakery.
    The Foodservice Distribution segment includes the Company's vending distribution business, the limited-menu distribution business and the food exporting business. The Company is the largest U.S. vending distributor of food products to vending and office coffee service operators. The limited-menu distribution business is a leading specialty distributor in the United States to independent pizza restaurants and other select limited-menu operators, including sandwich establishments. The business distributes a broad selection of items including cheeses, meats, snacks and paper goods. The Company's food exporting business markets and exports primarily branded and commodity food products to customers in diverse geographic areas, including Eastern Europe, Asia and the Caribbean region. The food exporting business has a major customer that distributes food products in Russia. In fiscal 1997, earnings on sales to this customer accounted for approximately 14% of the Company's consolidated operating earnings before unusual items.
    The North America Foods segment consists of two divisions, North America Bakery and Consumer Products. The North America Bakery division markets bakery products such as bakery mixes, frozen desserts and flour to retail, in-store and wholesale bakeries and foodservice customers in the United States and Canada. The Company's consumer products division sells flour, bakery mixes and condiments to consumers primarily in Canada. As of February 28, 1997, the Company had approximately $67 million of net assets located in Canada.
    The Venezuela Foods segment includes consumer products for home baking, bakery products for foods processors and commercial and retail bakeries, and products for the agricultural sector. Consumer products include wheat flour, corn flour, whole grain rice and rice flour. The Company's operations in Venezuela are subject to risks inherent in operating under a different legal and political system along with a difficult economic environment. Among these risks are inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws. The Company's Venezuelan operations are also dependent on raw material imports for many of its products. As of February 28, 1997, the Company had approximately $75 million of net assets located in Venezuela.
    Divested Businesses consists principally of the frozen specialty foods and meats businesses which were divested in fiscal 1995 and the surimi seafood business which was divested in fiscal 1996.

                                       Net   Operating   Unusual   Operating
(in millions)                        Sales       Costs     Items    Earnings
----------------------------------------------------------------------------
1997:
  Foodservice Distribution        $1,772.4   $(1,759.8)   $ (5.1)      $ 7.5
  North America Foods                476.7      (455.9)    (11.4)        9.4
  Venezuela Foods                    346.8      (328.2)        -        18.6
  Corporate Expenses                     -        (9.8)     (3.6)      (13.4)
----------------------------------------------------------------------------
    Total                         $2,595.9   $(2,553.7)   $(20.1)      $22.1
============================================================================
1996:
  Foodservice Distribution        $1,716.9   $(1,694.6)   $ (9.4)     $ 12.9
  North America Foods                459.7      (438.9)        -        20.8
  Venezuela Foods                    328.5      (309.4)        -        19.1
  Divested Businesses                 18.1       (15.6)      9.9        12.4
  Corporate Expenses                     -        (8.9)     (6.2)      (15.1)
----------------------------------------------------------------------------
    Total                         $2,523.2   $(2,467.4)   $ (5.7)     $ 50.1
============================================================================
1995:
  Foodservice Distribution        $1,395.9   $(1,378.4)   $ (6.2)     $ 11.3
  North America Foods                459.2      (436.8)        -        22.4
  Venezuela Foods                    317.7      (297.8)        -        19.9
  Divested Businesses                122.3      (110.4)     34.2        46.1
  Corporate Expenses                     -       (11.4)     (1.8)      (13.2)
----------------------------------------------------------------------------
    Total                         $2,295.1   $(2,234.8)   $ 26.2      $ 86.5
============================================================================


                              1997                                   1996                                 1995
                 ---------------------------------  -----------------------------------  ------------------------------------
                              Depreciation                        Depreciation                         Depreciation
                  Capital          and                  Capital       and                    Capital       and
(in millions)   Expenditures  Amortization  Assets   Expenditures  Amortization  Assets   Expenditures  Amortization   Assets
------------------------------------------------------------------------------------------------------------------------------
Foodservice
  Distribution    $ 7.3          $12.9      $437.4      $13.9          $13.3     $415.9      $ 8.4          $10.2      $371.9
North
   America Foods   14.0           10.7       234.7       12.0           10.0      241.8       15.2            9.1       251.0
Venezuela Foods     5.8            6.7       191.8        5.0            5.2      125.8        5.5            3.1       147.1
Divested
    Businesses        -              -           -         .1             .8          -        1.5            3.9        39.6
Corporate            .4             .4        51.4         .2             .5       38.8         .2             .7        37.1
-----------------------------------------------------------------------------------------------------------------------------
  Total           $27.5          $30.7      $915.3      $31.2          $29.8     $822.3      $30.8          $27.0      $846.7
=============================================================================================================================

Amounts expended for business acquisitions are not considered as part of capital expenditures. Assets are identifiable to business segments either by their direct use or by allocations when used jointly by two or more segments.





Note 18:   Quarterly Summary (unaudited)
                                                                    Operating
                                       Net    Operating   Unusual    Earnings
(in millions)                         Sales       Costs     Items      (Loss)
-----------------------------------------------------------------------------
First Quarter - 1997
  Foodservice Distribution           $443.3     $(438.2)   $    -     $  5.1
  North America Foods                 111.6      (109.5)        -        2.1
  Venezuela Foods                      71.2       (69.1)        -        2.1
  Corporate Expenses                      -        (2.7)     (3.6)      (6.3)
----------------------------------------------------------------------------
    Total                            $626.1     $(619.5)   $ (3.6)    $  3.0
============================================================================
First Quarter - 1996
  Foodservice Distribution           $416.4     $(410.8)   $    -     $  5.6
  North America Foods                 108.0      (106.4)        -        1.6
  Venezuela Foods                      96.7       (90.2)        -        6.5
  Divested Businesses                  13.5       (11.9)        -        1.6
  Corporate Expenses                      -        (3.2)        -       (3.2)
----------------------------------------------------------------------------
    Total                            $634.6     $(622.5)   $    -     $ 12.1
============================================================================
Second Quarter - 1997
  Foodservice Distribution           $432.7     $(432.3)   $    -     $   .4
  North America Foods                 114.4      (110.8)        -        3.6
  Venezuela Foods                      87.4       (78.5)        -        8.9
  Corporate Expenses                      -        (2.6)        -       (2.6)
----------------------------------------------------------------------------
    Total                            $634.5     $(624.2)   $    -     $ 10.3
============================================================================
Second Quarter - 1996
  Foodservice Distribution           $400.3     $(396.5)   $ (9.4)    $ (5.6)
  North America Foods                 110.1      (105.4)        -        4.7
  Venezuela Foods                     106.3       (97.8)        -        8.5
  Divested Businesses                   4.6        (3.7)      9.9       10.8
  Corporate Expenses                      -        (2.5)     (6.2)      (8.7)
----------------------------------------------------------------------------
    Total                            $621.3     $(605.9)   $ (5.7)    $  9.7
============================================================================

Third Quarter - 1997
  Foodservice Distribution           $461.5     $(456.9)   $    -     $  4.6
  North America Foods                 139.7      (130.4)        -        9.3
  Venezuela Foods                      95.9       (90.6)        -        5.3
  Corporate Expenses                      -        (2.3)        -       (2.3)
----------------------------------------------------------------------------
    Total                            $697.1     $(680.2)   $    -     $ 16.9
============================================================================
Third Quarter - 1996
  Foodservice Distribution           $440.8     $(432.9)   $    -     $  7.9
  North America Foods                 126.1      (117.9)        -        8.2
  Venezuela Foods                      65.2       (64.8)        -         .4
  Corporate Expenses                      -        (1.5)        -       (1.5)
----------------------------------------------------------------------------
    Total                            $632.1     $(617.1)   $    -     $ 15.0
============================================================================
Fourth Quarter - 1997
  Foodservice Distribution           $434.9     $(432.4)   $ (5.1)    $ (2.6)
  North America Foods                 111.0      (105.2)    (11.4)      (5.6)
  Venezuela Foods                      92.3       (90.0)        -        2.3
  Corporate Expenses                      -        (2.2)        -       (2.2)
----------------------------------------------------------------------------
    Total                            $638.2     $(629.8)   $(16.5)    $ (8.1)
============================================================================
Fourth Quarter - 1996
  Foodservice Distribution           $459.4     $(454.4)   $    -     $  5.0
  North America Foods                 115.5      (109.2)        -        6.3
  Venezuela Foods                      60.3       (56.6)        -        3.7
  Corporate Expenses                      -        (1.7)        -       (1.7)
----------------------------------------------------------------------------
    Total                            $635.2     $(621.9)   $    -     $ 13.3
============================================================================



                             First Quarter       Second Quarter       Third Quarter       Fourth Quarter        Total Year
(in millions,               ---------------     ----------------     ---------------     ---------------    ----------------
except per share data)       1997      1996       1997      1996      1997      1996      1997      1996      1997      1996
----------------------------------------------------------------------------------------------------------------------------
Gross profit                $89.3     $99.9      $94.8    $100.5    $104.6     $95.8     $91.8     $91.3    $380.5    $387.5

Net earnings (loss)           (.4)(a)   4.6        4.0       7.0(b)    8.6       6.7      (9.4)(c)   5.8       2.8      24.1
  Per share                  (.02)(a)   .25        .22       .38(b)    .48       .38      (.53)(c)   .32       .15      1.33

Dividends paid per share
  of common stock             .20       .20        .20       .20       .20       .20       .20       .20       .80       .80

Market price of
  common stock:
    Close                  19 7/8    21 1/8     16 5/8    22 1/2    15 3/4    22 3/8    21 1/8    18 5/8    21 1/8    18 5/8
    High                   21 3/8    21 7/8     20 3/8    23        17 1/2    23 7/8    22        23 7/8    22        23 7/8
    Low                    18 1/4    18 1/8     16 1/4    20 5/8    15 1/8    20 1/4    15 5/8    17 1/4    15 1/8    17 1/4
----------------------------------------------------------------------------------------------------------------------------

(a) Includes a net after-tax charge of $2.2 million, or 12 cents per share from unusual items.

(b) Includes a net after-tax benefit of $0.5 million, or 2 cents per share from unusual items.

(c) Includes a net after-tax charge of $12.6 million, or 71 cents per share from unusual items.



Six-Year Comparative Summary

Fiscal year ended the last day of February
(dollars and shares in millions,
 except per share data)                              1997         1996         1995         1994         1993         1992
--------------------------------------------------------------------------------------------------------------------------
Consolidated Summary of Operations
Net sales                                        $2,595.9     $2,523.2     $2,295.1     $2,158.4     $2,199.2     $2,264.8
Cost of sales                                    (2,215.4)    (2,135.7)    (1,901.9)    (1,743.9)    (1,783.4)    (1,817.8)
Delivery and distribution                          (167.8)      (162.9)      (146.2)      (141.8)      (141.7)      (138.0)
Selling, general and administrative                (170.5)      (168.8)      (186.7)      (204.9)      (199.0)      (224.1)
Unusual items                                       (20.1)        (5.7)        26.2        (70.0)           -          3.4
Interest, net                                       (16.8)       (17.9)       (11.4)       (10.1)       (10.9)       (17.2)
Other income (expense), net                           (.3)        (4.4)        (3.4)         (.4)          .1         (1.6)
Earnings (losses) from unconsolidated affiliates        -            -            -        (12.2)         1.8         (2.1)
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and cumulative
  effect of accounting change                         5.0         27.8         71.7        (24.9)        66.1         67.4
Income taxes                                         (2.2)        (3.7)       (14.7)        11.5        (24.9)       (28.3)
--------------------------------------------------------------------------------------------------------------------------
 Earnings (loss) before cumulative
  effect of accounting change                         2.8         24.1         57.0        (13.4)        41.2         39.1
Cumulative effect of accounting change, net of taxes    -            -            -            -            -        (17.1)
--------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                              $    2.8     $   24.1     $   57.0     $  (13.4)    $   41.2     $   22.0
==========================================================================================================================
Earnings (loss) per share of common stock:
 Before cumulative effect of accounting change   $    .15     $   1.33     $   3.16     $   (.72)    $   2.13     $   2.00
 Cumulative effect of accounting change                 -            -            -            -            -         (.88)
--------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss) per share of common stock  $    .15     $   1.33     $   3.16     $   (.72)    $   2.13     $   1.12
==========================================================================================================================
Year-End Financial Position
Current assets                                   $  563.3     $  459.0     $  471.7     $  439.3     $  415.9     $  413.3
Current liabilities                                 372.0        272.3        316.0        301.7        243.5        285.4
Working capital                                     191.3        186.7        155.7        137.6        172.4        127.9
Property, plant and equipment, net                  225.4        226.5        228.0        245.9        245.7        221.3
Long-term debt                                      202.3        202.9        183.1        195.1        167.0        103.9
Shareholders' equity                                289.6        299.6        291.1        250.0        322.0        313.1
Total assets                                        915.3        822.3        846.7        814.8        803.5        767.7
--------------------------------------------------------------------------------------------------------------------------
Dividends Paid
Preferred stock                                  $      -     $     .1     $     .2     $     .2     $     .2     $     .2
Common stock                                         14.5         14.4         14.4         15.2         15.4         15.4
Per share of common stock                             .80          .80          .80          .80          .80          .80
--------------------------------------------------------------------------------------------------------------------------
Other Financial Data
Current ratio                                       1.5:1        1.7:1        1.5:1        1.5:1        1.7:1        1.4:1
Equity per share of common stock                 $  16.08     $  16.66     $  16.16     $  13.63     $  16.64     $  16.19
Debt to total capitalization                          51%          45%          45%          50%          37%          33%
Depreciation                                     $   26.6     $   25.3     $   22.8     $   24.9     $   23.8     $   24.7
Capital expenditures, excluding acquisitions     $   27.5     $   31.2     $   30.8     $   51.9     $   45.7     $   51.2
Average common shares outstanding                    18.0         18.0         18.0         18.9         19.3         19.5
Number of common shareholders                       5,087        4,930        5,234        4,939        5,097        5,113
Number of employees                                 7,176        7,115        7,495        8,390        8,341        8,231
Market price per share of common stock:
 Close                                           $ 21 1/8     $ 18 5/8     $ 18 5/8     $ 17 3/8     $ 25 3/4     $ 26 3/8
 High                                            $ 22         $ 23 7/8     $ 19 5/8     $ 26 3/8     $ 28 7/8     $ 31 1/2
 Low                                             $ 15 1/8     $ 17 1/4     $ 15 1/8     $ 16 3/4     $ 23 1/4     $ 23 7/8
--------------------------------------------------------------------------------------------------------------------------