Form 10-K, Exhibit 13
period 1998-02-28
INTERNATIONAL MULTIFOODS CORP
filed 1998-05-14
CIK 51410

Exhibit 13
                  MANAGEMENT'S DISCUSSION AND ANALYSIS



Results of Operations

Overview

Fiscal 1998 net earnings were $20 million, or $1.09 per basic share, compared with $2.8 million, or 15 cents per basic share, in fiscal 1997. Net earnings increased on substantially higher operating earnings in Multifoods Distribution Group and North America Foods, which offset a significant decline in Venezuela Foods operating results and a higher effective tax rate. Net earnings were also affected by unusual items in both years. Excluding unusual items, fiscal 1998 net earnings were $23.2 million, or $1.26 per basic share, compared with $17.6 million, or 98 cents per basic share, in fiscal 1997.

Fiscal 1998 results included an unusual after-tax charge of $3.2 million, or 17 cents per share, as a result of a determination that receivables from a major customer of the Company's former food exporting business may not be fully recoverable. The Company exited its food exporting business in fiscal 1998. Unusual items in fiscal 1997 resulted in a $14.8 million after-tax charge, or 83 cents per share. Further discussion of unusual items follows in Segment Results and in
Note 3 to the consolidated financial statements.

Net sales for fiscal 1998 increased 1% to $2.6 billion.

Segment Results

The Company operates in three business segments: Multifoods Distribution Group, North America Foods and Venezuela Foods. In fiscal 1998, the Company changed the name of its Foodservice Distribution segment to Multifoods Distribution Group. In addition, the Company is now reporting the results of its former food exporting business in Divested Businesses. Food exporting results were previously included in Multifoods Distribution Group. Previously reported segment financial information has been reclassified to conform with the fiscal 1998 presentation.

A description of the business segments and summary of operating results are included in Note 17 to the consolidated financial statements.

Fiscal 1998 compared with Fiscal 1997

Multifoods Distribution Group: Net sales increased 2% to $1.8 billion. An increase in vending distribution net sales from higher volumes in the independent and fund-raising customer segments was partially offset by lower sales in the foodservice distribution business (formerly referred to as limited-menu distribution). Foodservice distribution net sales declined as a result of decisions to relinquish low-margin accounts.

Operating earnings before unusual items increased 384% to $23.7 million as a result of a substantial improvement in vending distribution. Vending distribution results improved on higher volumes, lower delivery and distribution costs, and a reduction in bad debt expense. In addition, vending distribution earnings benefited from the purchase of coffee prior to world-market price increases. Operating earnings also increased in foodservice distribution because of lower delivery and distribution costs. Segment results also included a $2 million curtailment gain from the elimination of the subsidy for post-retirement health-care benefits for future retirees. See Note 16 to the consolidated financial statements for additional information.

Fiscal 1997 unusual items included a $4 million charge for a restructuring plan and a $1.1 million charge to consolidate two foodservice distribution facilities. The restructuring plan involved moving key customer support functions from a central location to each of the Company's vending distribution centers. All significant actions related to the plan were completed in fiscal 1998.

In fiscal 1998, the Company announced that it would combine its vending and foodservice distribution businesses into a single distribution business to capitalize on growth and cost-saving opportunities. As a result, the Company expects to incur unusual charges during fiscal 1999. Although the Company believes such charges will be material to its results of operations, it is presently unable to estimate the amount of the charges or the benefits from such actions as the details and timetable of the consolidation plan have yet to be completed. The recognition of these charges will be dependent upon the timing of management's approval of the consolidation plan.

North America Foods: Net sales declined 1% to $471.7 million due to lower prices of the Company's grain-based products that resulted from a reduction in commodity costs and from unfavorable currency translation because of a weakening Canadian dollar. The decline was partially offset by higher volumes in Canadian commercial flour and U.S. bakery products.

Operating earnings before unusual items increased 47% to $30.6 million as a result of higher volumes and margins in Canadian commercial flour and U.S. bakery products. The increase in margins was the result of a more favorable product and customer mix, lower manufacturing costs and lower ingredient costs. Segment results also included a $0.6 million curtailment gain from the elimination of the subsidy for post-retirement health-care benefits for future retirees. The increase in operating earnings was partially offset by an operating loss in the Company's Canadian frozen bakery business due to lower volumes and margins, and unfavorable currency translation.

In fiscal 1997, the Company recognized an unusual charge of $11.4 million for asset impairment in its Canadian frozen bakery business. The impairment resulted from a significant decline in operating results during fiscal 1997, which occurred because of competitive pressures. The Company estimated the fair value of the assets in accordance with Statement of Financial Accounting Standards No. 121. During the second quarter of fiscal 1998, the Company announced its decision to sell the business, which had net assets of approximately $15 million as of February 28, 1998. If the Company is not successful in realizing its current estimate of fair value, it may be required to recognize an additional material charge to its results of operations.

Venezuela Foods: Net sales increased 4% to $360.7 million, as prior year sales were adversely affected by a significant devaluation in the exchange rate while the Company operated under price controls. The Venezuelan government eliminated price controls in April 1996. The net sales increase was partially offset by a substantial decrease in consumer corn flour volumes. The volume decline resulted from difficult economic conditions that caused a loss of consumer purchasing power and a shift in consumer buying patterns, including an overall decline in corn flour consumption. Volumes were also affected by continued competitive pressures and the Company being awarded less than its anticipated share of corn flour for a Venezuelan government subsidy program. The program is designed to make available to low-income consumers certain basic food products at below market prices and involves competitive bids by suppliers.

The business segment recognized an operating loss of $0.2 million, compared with operating earnings of $18.6 million last year. In addition to the lower corn flour volumes, the operating loss resulted from economic and competitive conditions that prevented the Company from raising prices sufficiently to cover higher raw material and operating costs. Operating costs increased primarily because of local inflation, which was approximately 37% in fiscal 1998.

The Company expects that the difficult economic and competitive environment in Venezuela will continue to adversely affect the Company's Venezuela Foods operating results in fiscal 1999. In order to improve Venezuela Foods' operating performance, the Company will be evaluating opportunities to reduce costs and focus on strategies that provide the highest possible returns to shareholders. As a result, future actions taken by the Company could result in material unusual charges to the Company's results of operations.

Divested Business: The Company's Divested Business segment in fiscal 1998 and 1997 represents the results of its former food exporting business. This business was principally involved in the international trading of food products. A significant portion of food exporting's sales was to a major customer that distributes food products in Russia. During fiscal 1998, the Company entered into an exit agreement to wind down its business with the major customer. In addition, the remainder of the food exporting business was sold. The proceeds and earnings impact from the sale were immaterial. The decline in fiscal 1998 net sales and operating earnings before unusual items is a result of the Company's decision to exit this business.

In fiscal 1998, the Company recognized an unusual pre-tax charge of $5 million as a result of a determination that receivables from the major customer may not be fully recoverable. The charge reduced the carrying value of the receivables to their estimated net realizable value. Prior to the charge, the Company's financial position included a $10.7 million note receivable and accounts receivable of $4.6 million from the major customer. In estimating net realizable value, considerable management judgment is necessary and, accordingly, future events may result in additional charges that could be material to the Company's results of operations. See Note 12 to the consolidated financial statements for additional discussion.

In fiscal 1998, the Company was notified that approximately $6 million in Company-owned inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by the major customer of the Company's former food exporting business. The Company believes, based on the facts known to date, that the loss is covered by insurance. If the loss from the theft of product is not covered by insurance, the Company would likely recognize a material charge to its results of operations.

Corporate: Fiscal 1997 corporate expenses included $2.2 million in costs associated with the resignation of the Company's former chief executive officer and $1.4 million principally for the cost of business assessment studies.

Fiscal 1997 compared with Fiscal 1996

Fiscal 1997 net earnings were $2.8 million, or 15 cents per basic share, compared with net earnings of $24.1 million, or $1.33 per basic share, in fiscal 1996. The decline in net earnings was primarily the result of unusual charges and an operating loss in the Company's vending distribution business. Excluding unusual items, fiscal 1997 net earnings were $17.6 million, or 98 cents per basic share, compared with $23.6 million, or $1.31 per basic share, in fiscal 1996.

Net sales for fiscal 1997 were up 3% to $2.6 billion. All of the Company's business segments recorded sales increases.

Multifoods Distribution Group: Net sales increased 2% to $1.7 billion, primarily because of higher volumes in the foodservice distribution business, which resulted from the addition of several new customer accounts in fiscal 1997. The increase was partially offset by a sales decline in vending distribution, resulting from lower volumes. The Company addressed the decline in sales volumes by restructuring certain customer support functions that resulted in a $4 million unusual charge, as described above.

Operating earnings before unusual charges declined 73% to $4.9 million as a result of the vending distribution operating loss. The decline was partially offset by higher earnings in foodservice distribution as a result of lower operating costs and the higher volumes. Fiscal 1996 operating earnings included an unusual charge of $9.4 million, primarily from the write-down of vending distribution software.

North America Foods: Net sales increased 4% to $476.7 million because of price increases resulting from higher worldwide wheat costs and volume growth in consumer products. The increase was partially offset by lower volumes in U.S. bakery mix, which resulted from softness in a large customer's business, and lower volumes in Canadian frozen bakery products.

Operating earnings before unusual items were $20.8 million, unchanged from the prior year. While higher consumer product volumes increased earnings, lower U.S. bakery mix and Canadian frozen bakery volumes adversely affected results. In addition, fiscal 1996 earnings benefited from a 53-week reporting period.

Venezuela Foods: Net sales increased 6% to $346.8 million on higher sales prices and increased consumer corn flour volumes. The increase was partially offset by lower volumes in commercial wheat flour and animal feeds. Sales volumes were affected by substantially higher local prices, which caused consumers to shift to lower-priced products, such as corn flour, and away from higher-priced products, such as meat and prepared foods products. Sales in the prior year were adversely affected by a significant devaluation in the free-market exchange rate while the Company operated under government price controls.

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

Corporate: Fiscal 1996 corporate expenses included an unusual charge of $6.2 million for costs associated with reducing corporate administrative operations.

Divested Businesses: Fiscal 1997 results represent the Company's former food exporting business, which the Company exited in fiscal 1998. In addition to the food exporting business, fiscal 1996 Divested Businesses results included the surimi seafood business, which was sold in June 1995. Fiscal 1997 operating earnings before unusual items increased 15% to $7.7 million as a result of higher volumes to the major customer of the food exporting business. The unusual gain of $9.9 million in fiscal 1996 was from the sale of the surimi seafood business.

Non-Operating Expense and Income

In fiscal 1998, net interest expense declined to $12.4 million from $16.8 million last year. The decline was primarily the result of $3.2 million in interest income recognized on U.S. Federal income tax refunds, lower interest rates in Canada and lower debt levels.

In fiscal 1997, net interest expense declined to $16.8 million from $17.9 million as a result of lower interest rates in Canada and $1 million in interest income recognized on U.S. Federal income tax refunds.

In fiscal 1996, other income (expense) included foreign exchange losses of $3.6 million on cash and cash equivalents in Venezuela.

Income Taxes

The effective tax rates on earnings before unusual items were 38% in fiscal 1998, 30% in fiscal 1997 and 29.4% in fiscal 1996. The increase in fiscal 1998 was due to the substantial decline in Venezuela Foods operating results, which had a low effective tax rate in prior years. Including the effects of unusual items, the Company's overall tax rates were 38.2% in fiscal 1998, 44.6% in fiscal 1997 and 13.3% in fiscal 1996. The high tax rate in fiscal 1997 was primarily caused by a low tax benefit associated with the Canadian frozen bakery business impairment charge. The low tax rate in fiscal 1996 was the result of a $5 million benefit from a tax settlement.

Financial Condition

Capital Resources and Liquidity
The Company's short-term financing is provided by borrowings against its U.S. and Canadian revolving credit agreements and uncommitted lines of credit. Approximately $280 million in committed U.S. and Canadian revolving credit agreements and $140 million of uncommitted lines of credit in the United States are maintained to ensure availability of funds. Additionally, the Company's Venezuelan subsidiary has uncommitted lines of credit totaling $148 million. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission that provides for the issuance of up to $150 million in medium-term notes in various amounts. As of February 28, 1998, $140 million was available under the medium-term note program. See Notes 8 and 9 to the consolidated financial statements for additional information on capital resources.

During fiscal 1998, the debt-to-total-capitalization ratio decreased from 51% to 38%. The improvement was due primarily to an increase in cash provided by operations, including a significant reduction in working capital, and proceeds from the exercise of stock options.

The reduction in working capital was the result of lower accounts receivable and inventory balances along with an increase in accounts payable. The reduction in accounts receivable and inventories was partially caused by the Company's decision to wind down its business with a major customer of the former food exporting business. The Company also had substantial collections against a significant prior year-end accounts receivable balance with this customer. In addition, working capital requirements were reduced in all businesses through improved management processes, including the Company's implementation of Economic Value Added principles. For example, a new grain procurement process in Venezuela was established that resulted in extended payment terms and, accordingly, increased the accounts payable balance outstanding at fiscal year-end.

Capital expenditures for fiscal 1998 were $26.1 million, compared with $27.5 million in fiscal 1997. Approximately 25% of the fiscal 1998 capital expenditures was attributable to projects designed to increase earnings through volume improvements, new business or cost savings. The remaining capital expenditures were related to projects required to maintain existing facilities and equipment.

The Company believes that cash flows from operations together with available external financing will be sufficient to fund operations, dividend payments and capital expenditures anticipated for fiscal 1999.

Business and Credit Concentrations

The Company's Venezuelan operations are subject to risks inherent in operating under a different legal and political system along with a difficult economic environment. Among these risks are inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws.

The Company's present strategies for managing Venezuelan currency risk include product pricing strategies and active management of its net monetary exposure, principally through U.S. dollar versus bolivar denominated financing. With respect to product pricing strategies, the Company is exposed to the risk of declines in gross profit margins if the bolivar were to decline in value versus the U.S. dollar. With respect to the Company's Venezuela monetary position (which includes its bolivar denominated assets and liabilities, except for inventory and fixed assets), the Company is exposed to the risk of foreign exchange gains and losses if the bolivar were to change in value versus the U.S. dollar. For example, if the bolivar were to decline in value and the Company were in a net monetary asset position (i.e., bolivar denominated assets exceed liabilities), there would be foreign exchange losses, the amount of which would depend upon the size of the net monetary asset position and the magnitude of the currency devaluation. Conversely, if the Company were in a net monetary liability position (i.e., bolivar denominated liabilities exceed assets) and the bolivar declined in value, there would be foreign exchange gains. As of February 28, 1998, the Company's Venezuelan operation was in a net monetary asset position of $7 million.

The Company has a carrying value of approximately $10.3 million ($15.3 million net of a $5 million reserve) in notes and accounts receivable from the major customer of the Company's former food exporting business. In the event of economic or political instability in Russia or if the customer experienced difficulty in meeting its commitments, there could be a material adverse effect on the Company's results of operations.

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

Year 2000

The Company has completed a comprehensive inventory and review of its computer systems and identified the systems that could be affected by the "Year 2000" issue. An implementation plan addressing these issues has been developed. The Company believes that implementation of scheduled upgrades to packaged software systems in North America will resolve the remaining "Year 2000" issues. The costs associated with implementing these upgrades, as well as ongoing testing of North American systems, are not expected to be material to the Company's results of operations. North American systems are scheduled to be compliant by June 30, 1999.

In Venezuela, the Company is in the process of evaluating packaged software to replace existing business and financial systems that are not "Year 2000" compliant. The capital cost for a new business system is estimated at $5.5 million. Alternatively, the Company may choose to modify some or all of its existing systems making them "Year 2000" compliant. The cost of these modifications is estimated at up to $1 million. The replacement or modification of existing systems is expected to be completed prior to the year 2000.

The Company believes that with upgrades to existing packaged systems in North America and conversion to new replacement systems in Venezuela, the "Year 2000" issue will not pose significant operational problems. However, if such upgrades or conversions are not completed in a timely manner, or major suppliers or customers experience "Year 2000" issues in their respective systems, the "Year 2000" issue may have a material adverse effect on the operations of the Company.

Cautionary Statement Relevant to Forward-Looking Information

This document contains certain statements that are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company's operations and financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the impact of competitive products and pricing; market conditions and weather patterns that may affect the costs of grain and other raw materials; changes in laws and regulation; the inability of the Company to obtain its estimated fair value of its Canadian frozen bakery business, which is being held for sale; the inability of the Company to either resolve the Company's "Year 2000" issues or to accurately estimate the cost associated with "Year 2000" compliance; economic and political conditions in Venezuela, including inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws; economic or political instability in Russia, including the possibility of tariff law changes or other marketplace changes and restrictions; the inability of the major customer of the Company's former food exporting business to meet remaining commitments; the inability of the Company to collect insurance proceeds related to the theft of inventory from the port of St. Petersburg, Russia; fluctuations in foreign exchange rates; other risks commonly encountered in international trade; and other factors as may be discussed in the Company's reports filed with the Securities and Exchange Commission.

Independent Auditors' Report

The Board of Directors and Shareholders of
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 28, 1998 and 1997, and the related consolidated statements of earnings and cash flows for each of the years in the three-year period ended February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 28, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1998, in conformity with generally accepted accounting principles.


KPMG Peat Marwick LLP
Minneapolis, Minnesota
March 30, 1998



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


Gary E. Costley                    William L. Trubeck
Chairman, President                Senior Vice President, Finance, and
Chief Executive Officer            and Chief Financial Officer;
                                   President, Latin America Operations



            INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Earnings



Fiscal year ended the last day of February
(in thousands, except per share data)  1998          1997          1996
------------------------------------------------------------------------

Net sales                        $2,611,792    $2,595,873    $2,523,197
Cost of materials and production (2,237,586)   (2,215,366)   (2,135,707)
Delivery and distribution          (163,915)     (167,788)     (162,870)
------------------------------------------------------------------------
Gross profit                        210,291       212,719       224,620
Selling, general and
  administrative                   (160,481)     (170,508)     (168,825)
Unusual items                        (5,000)      (20,107)       (5,700)
------------------------------------------------------------------------
Operating earnings                   44,810        22,104        50,095
Interest, net                       (12,377)      (16,758)      (17,908)
Other income (expense), net             (38)         (330)       (4,433)
------------------------------------------------------------------------
Earnings before income taxes         32,395         5,016        27,754
Income taxes                        (12,371)       (2,236)       (3,679)
------------------------------------------------------------------------
Net earnings                     $   20,024    $    2,780    $   24,075
========================================================================

Earnings per share of common stock:
  Basic                          $     1.09    $      .15    $     1.33
  Diluted                              1.08           .15          1.32
-----------------------------------------------------------------------

Average shares of common stock outstanding:
  Basic                             18,385        17,982        17,965
  Diluted                           18,619        17,987        18,014
----------------------------------------------------------------------


See accompanying notes to consolidated financial statements.




              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets


February 28, 1998 and 1997
(in thousands)                                         1998        1997
------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $ 10,363    $  8,753
  Trade accounts receivable, net of allowance       144,201     207,459
  Inventories                                       265,989     283,948
  Deferred income taxes                               7,080       9,418
  Other current assets                               56,771      53,678
-----------------------------------------------------------------------
    Total current assets                            484,404     563,256
-----------------------------------------------------------------------
Property, plant and equipment, net                  220,567     225,357
Goodwill, net                                        84,911      87,641
Other assets                                         37,504      39,034
-----------------------------------------------------------------------
Total assets                                       $827,386    $915,288
=======================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $  1,025    $ 88,201
  Current portion of long-term debt                  25,042       6,790
  Accounts payable                                  217,500     206,966
  Other current liabilities                          68,856      70,037
-----------------------------------------------------------------------
    Total current liabilities                       312,423     371,994
-----------------------------------------------------------------------
Long-term debt                                      162,857     202,328
Deferred income taxes                                13,810      17,419
Employee benefits and other liabilities              28,943      33,969
-----------------------------------------------------------------------
    Total liabilities                               518,033     625,710
-----------------------------------------------------------------------
Shareholders' equity:
  Preferred capital stock                                 -           -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184       2,184
  Capital in excess of par value                     91,340      88,124
  Retained earnings                                 398,754     393,335
  Equity adjustment from foreign
    currency translation                           (110,812)   (108,000)
  Equity adjustment from minimum
    pension liability                                (3,499)     (2,309)
  Treasury stock, 3,106 and 3,835 shares, at cost   (67,480)    (83,262)
  Unearned compensation                              (1,134)       (494)
------------------------------------------------------------------------
    Total shareholders' equity                      309,353     289,578
------------------------------------------------------------------------
Commitments and contingencies
------------------------------------------------------------------------
Total liabilities and shareholders' equity         $827,386    $915,288
========================================================================

See accompanying notes to consolidated financial statements.


                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows

Fiscal year ended the last day of February
(in thousands)                                    1998         1997         1996
--------------------------------------------------------------------------------
Cash flows from operations:
  Net earnings                                $ 20,024     $  2,780     $ 24,075
  Adjustments to reconcile net earnings
    to cash provided by (used for) operations:
      Depreciation and amortization             30,670       30,748       29,772
      Provision for unusual charges              5,000       20,107       15,493
      Gain on major business disposition             -            -       (9,900)
      Deferred income tax expense                2,486        3,252        4,544
      Provision for losses on (recoveries of)
        receivables                               (228)       2,862        5,783
      Change in noncurrent notes receivable    (10,298)        (328)         485
      Changes in working capital, net of
        business acquisitions
        and disposition*                        85,877      (71,196)     (43,456)
      Other, net                                (3,334)        (672)      (1,215)
---------------------------------------------------------------------------------
          Cash provided by
            (used for) operations              130,197      (12,447)      25,581
---------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisitions of businesses,
    net of cash acquired                             -            -      (29,904)
  Capital expenditures                         (26,125)     (27,507)     (31,181)
  Proceeds from business disposition                 -            -       48,009
  Proceeds from other property disposals         2,562          623        1,707
  Other, net                                       (14)           -            -
--------------------------------------------------------------------------------
          Cash used for
            investing activities               (23,577)     (26,884)     (11,369)
--------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase (decrease) in notes payable     (86,521)      60,119      (12,203)
  Additions to long-term debt                    9,278       20,000       85,945
  Reductions in long-term debt                 (28,251)     (25,390)     (65,165)
  Dividends paid                               (14,665)     (14,477)     (14,471)
  Proceeds from issuance of common stock        16,108          546        1,470
  Purchase of treasury stock                      (799)         (82)      (2,877)
  Redemption of preferred stock                      -            -       (3,732)
  Other, net                                       (16)        (230)        (712)
---------------------------------------------------------------------------------
          Cash provided by (used for)
            financing activities              (104,866)      40,486      (11,745)
---------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                    (144)          90       (5,751)
---------------------------------------------------------------------------------
Net increase (decrease) in cash
  and cash equivalents                           1,610        1,245       (3,284)
Cash and cash equivalents at beginning of year   8,753        7,508       10,792
---------------------------------------------------------------------------------
Cash and cash equivalents at end of year      $ 10,363     $  8,753     $  7,508
=================================================================================
*Cash flows from changes in working capital,
   net of business acquisitions and disposition:
     Accounts receivable                      $ 60,774     $(45,043)    $(45,993)
     Inventories                                16,065      (53,086)      19,172
     Other current assets                       (4,019)      (9,671)      (4,759)
     Accounts payable                           13,184       36,688       16,871
     Other current liabilities                    (127)         (84)     (28,747)
----------------------------------------------------------------------------------
       Net change                             $ 85,877     $(71,196)    $(43,456)
==================================================================================

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

Net sales

The Company reports the gross margin earned from commodity sales of its former food exporting business as net sales. If gross commodity sales had been reported, net sales and cost of sales would have increased by $60.5 million in fiscal 1998, $278.2 million in fiscal 1997 and $227.2 million in fiscal 1996.

Cost of sales

To more closely match costs with related revenues, the Company classifies the inflation element inherent in interest rates on Venezuelan local currency borrowings and the foreign exchange gains and losses, which occur on certain Venezuelan borrowings, as components of cost of sales. Accordingly, cost of sales was increased by $0.9 million in fiscal 1998 and $2.6 million in fiscal 1997, and was reduced by $7.8 million in fiscal 1996.

Foreign currency translation and transactions

The functional currency of the Company's Canadian operations is the Canadian dollar. Assets and liabilities are translated at current exchange rates, and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included as a separate component of shareholders' equity.

The functional currency of the Company's Venezuelan operations is the U.S. dollar. Nonmonetary assets and liabilities, principally inventory and fixed assets, are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. Results of operations are translated using the weighted average exchange rate in effect during the fiscal year, except that cost of sales and depreciation are translated at historical rates. The gains or losses resulting from translation are included in the determination of net earnings.

The Company recognized in its results of operations net foreign exchange gains of $0.1 million in fiscal 1998, $0.4 million in fiscal 1997 and $2.4 million in fiscal 1996.

Stock-based compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its stock-based compensation. Under APB 25, compensation expense is recorded for stock options if the market price of the underlying stock exceeds the exercise price on the date of grant. The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which the Company adopted in fiscal 1997. SFAS 123 gives the Company the option either to continue the Company's current method of accounting for stock-based compensation or to adopt the fair value method of accounting. The Company elected to continue accounting for stock-based compensation using APB 25 and to provide pro forma disclosure as if the fair value method had been applied. See Note 14.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.


Earnings per share

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), in the fourth quarter of fiscal 1998. SFAS 128 establishes standards for computing and presenting earnings per share and requires restatement of previously reported earnings per share amounts. For the Company, basic earnings per share under SFAS 128 are equivalent to earnings per share previously reported.

Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period.
Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Cash and cash equivalents

Included in cash and cash equivalents are cash on hand, time deposits and highly liquid short-term investments purchased with original maturities of three months or less ("cash equivalents").

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

Property, plant and equipment

Property, plant and equipment is stated at cost, and depreciation is computed using the straight-line method for determining financial statement income. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and other intangibles

Goodwill represents the excess of cost of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are being amortized on a straight-line basis over various periods not exceeding 40 years. Identifiable intangible assets represent costs allocated to noncompete agreements, trade names and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of goodwill and other intangibles at February 28, 1998 and 1997, was $25.9 million and $22.2 million, respectively.

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

New accounting pronouncements

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in the equity of a business from all nonowner transactions and events. The Company is required to adopt SFAS 130 in the first quarter of fiscal 1999. The Company does not expect the adoption of SFAS 130 to have a material effect on the consolidated financial statements.

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which establishes standards for disclosure of operating segments, products and services, geographic areas and major customers. The Company is required to adopt SFAS 131 beginning with its annual report for the fiscal year ending February 28, 1999. The Company does not expect the adoption of SFAS 131 to have a material effect on its current definition of operating segments or the consolidated financial statements.

Note 2:  Interest, Net

Interest, net consisted of the following:

(in thousands)                            1998     1997     1996
-----------------------------------------------------------------
Interest expense                       $17,651  $18,658  $19,613
Capitalized interest                        (8)    (109)    (128)
Non-operating interest income           (5,266)  (1,791)  (1,577)
-----------------------------------------------------------------
  Interest, net                        $12,377  $16,758  $17,908
=================================================================

Total interest income was $8.8 million in fiscal 1998, $3.4 million in fiscal 1997 and $2.5 million in fiscal 1996.

Cash payments for interest, net of amounts capitalized, totaled $17.1 million in fiscal 1998, $18.9 million in fiscal 1997 and $20.7 million in fiscal 1996.


Note 3:  Unusual Items

Fiscal 1998

The Company recognized a pre-tax charge of $5.0 million ($3.2 million after tax or 17 cents per share) as a result of a determination that receivables from a major customer of the Company's former food exporting business may not be fully recoverable. See Note 12 for additional discussion.

Fiscal 1997

The Company recognized unusual items that resulted in pre-tax charges of $20.1 million ($14.8 million after tax or 83 cents per share) and were comprised of the following:

(in millions)                                   Segment
-----------------------------------------------------------------------
Asset impairment                 $11.4     North America Foods
Restructuring plan                 4.0     Multifoods Distribution Group
Severance and other costs          3.6     Corporate
Facility consolidation plan        1.1     Multifoods Distribution Group
------------------------------------------------------------------------
  Total                          $20.1
=======================================

The Company recognized a charge of $11.4 million for asset impairment in its Canadian frozen bakery operation. The impairment resulted in a $9.6 million reduction in goodwill and a $1.8 million reduction in fixed assets. During fiscal 1997, the operation experienced a significant increase in competition in certain key markets. As a result, there was a significant decline in sales volume and operating results. The Company reviews its long-lived assets and goodwill for impairment whenever changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. In this situation, the Company believes that the operating unit is the lowest level for which identifiable cash flows could be determined. Accordingly, the Company estimated the fair value of the operation's assets using discounted expected future cash flows and determined that the carrying value of the business unit exceeded the fair value. In estimating future cash flows, considerable management judgment is necessary, and actual results could vary significantly from such estimates.

Management adopted a restructuring plan at its vending distribution business directed at improving customer service. The plan included moving certain customer support functions from a central location to the distribution centers. Accordingly, the Company recorded a $2.8 million charge primarily from losses on lease commitments and a $1.2 million charge for involuntary employee termination benefits covering approximately 190 customer support employees. All significant actions related to the plan were completed in fiscal 1998.

The Company recognized $2.2 million in severance and other costs resulting from the resignation of the Company's former chief executive officer and $1.4 million principally for costs of business assessment studies.

Management adopted a plan to consolidate two foodservice distribution centers. As a result, the Company recorded a $1.1 million charge for the loss on lease commitments and employee termination benefits. Involuntary employee termination benefits covered approximately 40 warehouse, delivery and administrative employees. All significant actions related to the plan were completed in fiscal 1998.

Fiscal 1996

The Company recognized unusual items that resulted in a net pre-tax charge of $5.7 million ($0.5 million after-tax benefit or 2 cents per share) and were comprised of the following:

(in millions)                                    Segment
-----------------------------------------------------------------------
Write-down of software costs      $8.9    Multifoods Distribution Group
Corporate restructuring plan       6.2    Corporate
Lease commitment loss               .5    Multifoods Distribution Group
Gain on business divestiture      (9.9)   Divested Businesses
-----------------------------------------------------------------------
Total                             $5.7
=======================================

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

The Company recognized a $5.0 million tax benefit that resulted from an agreement with the IRS regarding proposed disallowances of certain deductions taken during fiscal years 1985 through 1991 and the benefit of the closure by the IRS of its examinations of the Company's fiscal 1992 and 1993 tax returns.


Note 4:  Income Taxes

Income tax expense was as follows:

                                 U.S. Operations    Non-U.S.
(in thousands)                   Federal    Other   Operations    Total
------------------------------------------------------------------------
1998:
  Current expense (benefit)      $  (229) $   283    $ 9,831    $ 9,885
  Deferred expense (benefit)       3,240    1,472     (2,226)     2,486
-----------------------------------------------------------------------
    Total tax expense            $ 3,011  $ 1,755    $ 7,605    $12,371
=======================================================================
1997:
  Current expense (benefit)      $(7,976) $    57    $ 6,903    $(1,016)
  Deferred expense (benefit)       3,385     (440)       307      3,252
------------------------------------------------------------------------
    Total tax expense (benefit)  $(4,591) $  (383)   $ 7,210    $ 2,236
========================================================================
1996:
  Current expense (benefit)      $(4,336) $  (442)   $ 3,913    $  (865)
  Deferred expense (benefit)       2,501     (922)     2,965      4,544
------------------------------------------------------------------------
    Total tax expense (benefit)  $(1,835) $(1,364)   $ 6,878    $ 3,679
========================================================================

Temporary differences that gave rise to deferred tax assets and liabilities as of February 28, 1998 and 1997, were as follows:

                                      1998                    1997
                            -------------------     --------------------
                            Deferred   Deferred     Deferred   Deferred
                              Tax       Tax           Tax        Tax
(in thousands)               Assets  Liabilities    Assets   Liabilities
------------------------------------------------------------------------
Depreciation and
  amortization                $ 1,483   $29,247      $ 1,633    $28,256
Accrued expenses               20,952    11,738       21,429     11,055
Inventory valuation methods       743         -          974          -
Reorganization and
  divestiture reserves            637         -        3,640          -
Provision for losses
  on receivables                3,571         -        3,263          -
Loss carryforwards              7,137         -        4,591          -
Foreign earnings repatriation       -     3,139            -      3,027
Other                           4,631     2,246        2,983      2,558
------------------------------------------------------------------------
    Subtotal                   39,154    46,370       38,513     44,896
Valuation allowance            (1,111)        -       (2,420)         -
------------------------------------------------------------------------
      Total deferred taxes    $38,043   $46,370      $36,093    $44,896
========================================================================

At February 28, 1998, the Company had a U.S. federal consolidated net operating loss carryforward of approximately $7.9 million that will expire in fiscal 2013. The Company's foreign operations had net operating loss carryforwards of approximately $3.2 million that will expire in fiscal 2005. The Company's foreign operations also had capital loss carryforwards of approximately $3.6 million that have no expiration date. The Company expects to fully utilize the net operating and capital loss carryforwards.

In fiscal 1998, the Company's valuation allowance decreased approximately $1.3 million. Approximately $0.9 million of the decrease resulted from a change in the expected utilization of the net operating loss carryforwards of the Company's foreign operations. The remaining decrease resulted from a decline in Venezuelan deferred tax assets and had no effect on income tax expense.

Total income taxes differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

 (in thousands)                               1998      1997      1996
------------------------------------------------------------------------
Tax at U.S. federal statutory rate (35.0%)  $11,338    $1,756    $9,714

Differences:
  Effect of taxes on non-U.S. earnings         (130)      176    (2,049)
  State and local income taxes                1,141      (249)     (887)
  Effect of intangibles                         137       148       209
  Basis difference for business disposals        -          -       355
  Resolution of tax examinations                 -          -    (5,000)
  Other                                        (115)      405     1,337
------------------------------------------------------------------------
    Total income taxes                      $12,371    $2,236    $3,679
========================================================================

Provision has been made for U.S. income taxes applicable to anticipated remittances of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $22.1 million in fiscal 1998, $21.5 million in fiscal 1997 and $28.4 million in fiscal 1996.

Cash paid (received) for income taxes totaled $(0.9) million in fiscal 1998, $6.7 million in fiscal 1997 and $4.8 million in fiscal 1996.

Note 5:  Earnings Per Share

The Company adopted SFAS No. 128 "Earnings Per Share" in fiscal 1998. The table below reconciles average shares outstanding used to compute basic and diluted earnings per share. There was no earnings impact for the assumed conversion of stock options in each of the fiscal years.

                                  1998                1997                1996
                            ---------------     ---------------     ---------------
(in thousands, except       Average     Per     Average     Per     Average     Per
per share data)             Shares    Share     Shares    Share     Shares    Share
-----------------------------------------------------------------------------------
Basic E.P.S.                18,385    $1.09     17,982    $ .15     17,965    $1.33

Effect of
  Stock Options                234        -          5        -         49        -
-----------------------------------------------------------------------------------
Diluted E.P.S.              18,619    $1.08     17,987    $ .15     18,014    $1.32
-----------------------------------------------------------------------------------

Note 6:  Supplemental Balance Sheet Information

(in thousands)                                      1998            1997
------------------------------------------------------------------------
Trade accounts receivable, net:
 Trade                                          $148,947        $216,798
 Allowance for doubtful accounts                  (4,746)         (9,339)
------------------------------------------------------------------------
   Total trade accounts receivable, net         $144,201        $207,459
========================================================================

Inventories:
  Raw materials, excluding grain                $ 19,823        $ 15,776
  Grain                                           87,769          86,500
  Finished and in-process goods                  151,894         174,274
  Packages and supplies                            6,503           7,398
------------------------------------------------------------------------
    Total inventories                           $265,989        $283,948
========================================================================
Property, plant and equipment, net:
  Land                                          $ 15,123        $ 13,413
  Buildings and improvements                      98,204          93,099
  Machinery and equipment                        235,906         228,514
  Transportation equipment                         5,883           7,194
  Improvements in progress                        16,969          15,019
------------------------------------------------------------------------
                                                 372,085         357,239
  Accumulated depreciation                      (151,518)       (131,882)
------------------------------------------------------------------------
    Total property, plant and equipment, net    $220,567        $225,357
========================================================================
Other current liabilities:
  Wages and benefits                            $ 18,510        $ 12,445
  Income taxes                                    13,784          12,946
  Other accrued expenses                          36,562          44,646
------------------------------------------------------------------------
    Total other current liabilities             $ 68,856        $ 70,037
========================================================================


Note 7:  Financial Instruments

Fair value of financial instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value. The
Company's $90 million carrying value of medium-term notes, $23 million of which is classified as current, had a fair value of $87 million as of February 28, 1998.

Commodity risk management

The Company's Canadian operations minimize the risk associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, the Company has entered into futures to reduce the risk of price fluctuations on anticipated flour and soybean oil purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges. The amount of deferred gains, measured by using quoted market prices as of February 28, 1998, was immaterial. At February 28, 1998, the Company held futures to purchase wheat and soybean oil with an aggregate contract value of $17.1 million. The open futures mature in the period from March 1998 through December 1998 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour and soybean oil purchases.

Foreign currency hedging

As the Company's Canadian operations' inventories, purchase contracts and sales contracts are generally denominated in Canadian dollars, the Company enters into foreign exchange forward contracts that have the effect of converting the U.S. dollar-denominated futures contracts (see Commodity risk management) into Canadian dollar equivalents. At February 28, 1998, the Company held foreign exchange forward contracts to sell and buy U.S. dollars totaling $5.5 million and $13.5 million, respectively. The foreign exchange forward contracts are purchased through major Canadian banking institutions.

The Company's Canadian operations also purchase foreign currency forward contracts to minimize its exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales to customers. As of February 28, 1998, the aggregate notional amount of these contracts in U.S. dollars was $16.2 million, and the losses on such contracts were insignificant. The gains and losses arising on these transactions are recognized in income at the maturity of the contracts.

Interest rate risk management

In December 1997, the Company entered into a five-year interest-rate swap contract commencing March 2, 1998, and expiring March 3, 2003. Under the terms of the agreement, the Company will make quarterly payments based on a $20 million notional amount at a fixed rate of 6.175%. In return, the Company will receive a floating rate payment based on the current three-month London Interbank Offered Rate (LIBOR). The net amount received or paid under the terms of the contract will be classified as interest expense.

In December 1997, the Company also entered into a $20 million notional value 10-year forward Treasury lock at a rate of 5.815% with a settlement date of July 15, 1998. At the settlement date, the instrument is priced based on the then-current 10-year U.S. Treasury yield. The agreement provides for the Company to receive a payout if rates rise above 5.815% and to make a payment if rates fall below 5.815%. The result of this settlement will be amortized into interest expense.

Off-balance sheet risk

As of February 28, 1998 and 1997, the Company had sold with limited recourse $21.2 million and $14.6 million of accounts receivable, respectively, related to its Canadian operations. Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in other income (expense), net in the consolidated statements of earnings.

Concentrations of credit risk

Management believes the credit risk of exchange-traded futures contracts, foreign exchange forward contracts and interest rate contracts due to nonperformance of the counterparties is insignificant.

The Company extends credit on a regular basis under various terms to customers that meet certain financial and other criteria. In general, the Company does not require collateral or security. The Company believes that its trade receivables do not represent significant concentrations of credit risk due to the large number of customers and markets into which its products are sold, as well as their dispersion across geographic areas.

The Company has a carrying value of $10.3 million ($15.7 million net of a $5 million reserve) in notes and accounts receivable from a major customer of the Company's former food exporting business. See Note 12 for further discussion.

Note 8:  Notes Payable

Notes payable consisted of the following:

(in thousands)                                    1998            1997
-----------------------------------------------------------------------
U.S. commercial paper                          $     -        $  1,200
Canadian bankers' acceptances                   15,451          43,854
Notes payable, principally to banks             80,303         154,077
Amounts reclassified to long-term debt         (94,729)       (110,930)
-----------------------------------------------------------------------
  Total notes payable                          $ 1,025        $ 88,201
=======================================================================

The Company has a $200 million revolving credit agreement in the U.S. and an $80 million revolving credit agreement in Canada that expire March 15, 2001. The Company had available $251 million under these revolving credit agreements as of February 28, 1998. The interest rate on borrowings under these agreements is variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements contain certain restrictive covenants that include maintenance of minimum tangible net worth, a fixed charge coverage ratio and an indebtedness to capitalization ratio. None of the restrictive covenants is expected to affect the payment of dividends based on the Company's present dividend rate. Related facility fees were $0.4 million in fiscal 1998 and 1997.

Notes payable totaling $94.7 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.

The weighted average interest rate on notes payable outstanding at February 28, 1998 and 1997, was 6.0% and 5.7%, respectively.

At February 28, 1998, the Company had total uncommitted lines of credit from banks in the United States and Venezuela of approximately $288 million, of which $208 million was available. No compensating balances were required for any of these credit lines.

Note 9: Long-Term Debt

Long-term debt, net of current portion of $25.0 million in fiscal 1998 and $6.8 million in fiscal 1997, was as follows:

(in thousands)                                           1998       1997
------------------------------------------------------------------------
Medium-term notes                                    $ 67,000   $ 90,000
Other                                                   1,128      1,398
Notes payable, reclassified                            94,729    110,930
------------------------------------------------------------------------
  Total long-term debt                               $162,857   $202,328
========================================================================

The Company maintains a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities, of which $140 million remained available at February 28, 1998. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. Medium-term notes outstanding at February 28, 1998, mature in fiscal 1999 to 2006 and had a weighted average interest rate of 6.6%.

Minimum principal payments totaling $162.9 million are due as follows:
$2.3 million in fiscal 2000, $20.3 million in fiscal 2001, $95.1 million in fiscal 2002, $1.2 million in fiscal 2003, $14.0 million in fiscal 2004 and $30.0 million in fiscal 2005 and beyond.

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

No Preferred Capital Stock was outstanding during the three years ended February 28, 1998.


Note 11:  Leases

The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 28, 1998:

                                                   Operating
(in thousands)                                       Leases
------------------------------------------------------------
1999                                                $19,295
2000                                                 14,732
2001                                                  9,708
2002                                                  5,370
2003                                                  2,341
2004 and beyond                                       1,696
-----------------------------------------------------------
  Total minimum lease payments *                    $53,142
===========================================================

* Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                            1998       1997       1996
---------------------------------------------------------------------
Minimum rentals                        $28,508    $28,181    $29,104
Contingent rentals                          99         29         79
Sublease rentals                           (94)        (2)        (8)
---------------------------------------------------------------------
  Total net rent expense               $28,513    $28,208    $29,175
=====================================================================

Note 12:  Commitments and Contingencies

In fiscal 1998, the Company entered into an exit agreement with a major customer of the Company's former food exporting business. The terms of the exit agreement have been restructured on several occasions because of the customer's financial difficulties, which the Company believes were caused by delays in moving product into the Russian marketplace.
As of February 28, 1998, the Company had a note receivable from the customer of $10.7 million and accounts receivable of $4.6 million. The current agreement provides for payments on the accounts receivable balance totaling $3.0 million by June 1998 with the remaining balance added to the note receivable. The note receivable has a term of 60 months, bears interest at 8.5% and provides for monthly payments of interest only for the first 12 months, followed by 48 monthly payments of interest and principal in equal installments. As a result of uncertainities with respect to the customer's ability to meet its obligations, the Company recognized a $5.0 million pre-tax charge in the fourth quarter of fiscal 1998 to reduce the carrying value of the receivables to their estimated net realizable value. In estimating the net realizable value, considerable management judgment is necessary and, accordingly, future events may result in additional charges that could be material to the Company's results of operations.

In fiscal 1998, the Company was notified that approximately $6 million in Company-owned inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by the major customer of the Company's former food exporting business. The Company believes, based on the facts known to date, that the loss is covered by insurance. If the loss from the theft of product is not covered by insurance, the Company would likely recognize a material charge to its results of operations.

In February 1998, the Company signed an exclusive supply agreement with a customer in Venezuela that requires the Company to guarantee debt obligations of up to $6.8 million. The customer has pledged certain assets that have an estimated market value in excess of the guarantee. It is not practicable to estimate the fair value of the guarantee; however, the Company does not expect that it will incur losses as a result of this guarantee.

At February 28, 1998, the estimated cost to complete improvements in progress totaled approximately $10 million.


Note 13: Shareholders' Equity

The following summarizes the changes in shareholders' equity for the three years ended February 28, 1998:

                                                                                 Equity Adjustment from:
                                       $.10 par value                            -----------------------
                                      ----------------     Capital in             Foreign      Minimum
                                     Common    Treasury    Excess of  Retained    Currency     Pension     Unearned
(in thousands)                        Stock       Stock    Par Value  Earnings    Translation  Liability  Compensation   Total
------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1995         $2,184    $(83,417)     $88,862  $395,406    $(108,884)   $(1,641)      $(1,448) $291,062
  Net earnings                            -           -            -    24,075            -          -             -    24,075
  Translation adjustments                 -           -            -         -          714          -             -       714
  Dividends declared:
    Common stock                          -           -            -   (14,408)           -          -             -   (14,408)
    Preferred stock                       -           -            -      (260)           -          -             -      (260)
  137 shares purchased for treasury       -      (2,877)           -         -            -          -             -    (2,877)
  108 shares issued for
    employee benefit plans                -       2,346         (277)        -            -          -          (311)    1,758
  Amortization of unearned
    compensation                          -           -            -         -            -          -           532       532
  Adjustment associated
    with long-term incentive
    program amendment                     -           -         (269)        -            -          -           269         -
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,033)            -    (1,033)
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 29, 1996          2,184     (83,948)      88,316   404,813     (108,170)    (2,674)         (958)  299,563
  Net earnings                            -           -            -     2,780            -          -             -     2,780
  Translation adjustments                 -           -            -         -          170          -             -       170
  Dividends declared on
    common stock                          -           -            -   (14,258)           -          -             -   (14,258)
  5 shares purchased for treasury         -         (82)           -         -            -          -             -       (82)
  35 shares issued for
    employee benefit plans                -         768         (192)        -            -          -          (569)        7
  Amortization of unearned
    compensation                          -           -            -         -            -          -         1,033     1,033
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -        365             -       365
-------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1997          2,184     (83,262)      88,124   393,335     (108,000)    (2,309)         (494)  289,578
  Net earnings                            -           -            -    20,024            -          -             -    20,024
  Translation adjustments                 -           -            -         -       (2,812)         -             -    (2,812)
  Dividends declared on
    common stock                          -           -            -   (14,605)           -          -             -   (14,605)
  36 shares purchased for treasury        -        (799)           -         -            -          -             -      (799)
  764 shares issued for
    employee benefit plans                -      16,581        3,216         -            -          -        (1,289)   18,508
  Amortization of unearned
    compensation                          -           -            -         -            -          -           649       649
  Adjustment associated with
    recognition of minimum
    pension liability                     -           -            -         -            -     (1,190)            -    (1,190)
------------------------------------------------------------------------------------------------------------------------------
Balance at February 28, 1998         $2,184    $(67,480)     $91,340  $398,754    $(110,812)   $(3,499)      $(1,134) $309,353
==============================================================================================================================

The 1997 stock-based plan and the 1989 stock-based plan of the Company permit awards of restricted stock and incentive units to directors and key employees subject to the provisions of the plans and as determined by the Compensation Committee of the Board of Directors. In fiscal 1998, grants of 3,450 shares of restricted stock were awarded with varying performance criteria and vesting periods. At February 28, 1998, the total number of restricted shares outstanding was 59,479. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.

The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right.
In addition, if the Company is acquired in a merger or other business combination transaction or if 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.


Note 14: Stock Options

Stock options are granted to directors, officers and key management employees to purchase shares of Company common stock generally at not less than fair market value at dates of grant. Options generally become exercisable one year after the date of grant and expire 10 years after the date of grant.

At February 28, 1998, a total of 409,476 common shares were available for grants of stock options or restricted stock under the Company's 1989 and 1997 stock-based plans.


The per share weighted average fair values of stock options granted were $4.28 in fiscal 1998, $4.40 in fiscal 1997 and $4.87 in fiscal 1996.
The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The following assumptions were used in the calculation:


Assumptions                     1998             1997            1996
----------------------------------------------------------------------
Expected dividend yield         4.0%             3.8%            3.5%
Expected volatility            20.7%            19.8%           19.9%
Risk-free interest rates   5.7% to 6.8%     6.5% to 7.0%   6.1% to 7.0%
Expected life (in years)        8.3              8.3             7.7
----------------------------------------------------------------------

The Company applies APB Opinion No. 25 in accounting for the compensation cost of employee stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock options under SFAS 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)      1998     1997       1996
--------------------------------------------------------------------
Net earnings:
   As reported                          $20,024   $2,780    $24,075
   Pro forma                             19,265    2,370     23,519

Basic earnings per share:
   As reported                          $  1.09   $  .15    $  1.33
   Pro forma                               1.05      .13       1.30
--------------------------------------------------------------------
The following table contains information on stock options:

                                            Option Price
                             Shares        Per Share-Range
----------------------------------------------------------
Outstanding at
  February 28, 1995        1,567,829        $14.97 - 29.00
Granted                      220,513         18.69 - 22.69
Exercised                    (83,545)        14.97 - 20.17
Expired or canceled         (137,975)        16.50 - 28.06
----------------------------------------------------------
Outstanding at
  February 29, 1996        1,566,822        $16.06 - 29.00
Granted                      273,509         16.00 - 20.81
Exercised                    (30,250)        16.63 - 19.21
Expired or canceled         (285,050)        16.75 - 28.06
----------------------------------------------------------
Outstanding at
  February 28, 1997        1,525,031        $16.00 - 29.00
Granted                      583,066         18.19 - 27.69
Exercised                   (731,451)        16.75 - 28.06
Expired or canceled          (40,150)        18.69 - 28.06
----------------------------------------------------------
Outstanding at
  February 28, 1998        1,336,496        $16.00 - 29.00
==========================================================
Options exercisable at:
February 29, 1996          1,383,422        $16.06 - 29.00
February 28, 1997          1,321,281        $16.06 - 29.00
February 28, 1998            831,396        $16.00 - 29.00
----------------------------------------------------------

Note 15:  Retirement Plans

The Company sponsors two defined contribution plans and several defined benefit retirement plans.

The defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the participating employee's contributions subject to certain limitations. Employer contributions, which are invested in shares of the Company's common stock, were $2.0 million in fiscal 1998, $2.1 million in fiscal 1997 and $1.8 million in fiscal 1996.

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

Net pension credit for the defined benefit plans was as follows:

(in thousands)                         1998        1997        1996
--------------------------------------------------------------------
Service costs                       $ 2,492     $ 2,492     $ 1,946
Interest costs                       12,883      12,438      12,767
Actual return on plan assets        (45,148)    (30,382)    (39,431)
Net amortization and deferral        28,681      14,834      23,891
--------------------------------------------------------------------
  Net pension credit                $(1,092)    $  (618)    $  (827)
====================================================================


The funded status of the defined benefit plans and the amounts recognized in the balance sheets were as follows:

                                   1998                     1997
                            -------------------      -------------------
                            Assets      Benefit      Assets      Benefit
                            Exceed        Obli-      Exceed        Obli-
                           Benefit      gations     Benefit      gations
                             Obli-       Exceed       Obli-       Exceed
(in thousands)             gations       Assets     gations       Assets
------------------------------------------------------------------------
Actuarial present value
  of benefit obligations:
    Vested                $169,799     $ 15,355    $148,102     $ 11,169
    Nonvested                3,408          663       2,753        1,926
------------------------------------------------------------------------
Accumulated benefit
  obligations              173,207       16,018     150,855       13,095
Effect of future
  salary increases           4,402            -       6,227          351
------------------------------------------------------------------------
Projected benefit
  obligations              177,609       16,018     157,082       13,446
Plan assets at
  fair value               231,032            -     202,131            -
------------------------------------------------------------------------
Plan assets in
  excess of (less
  than) projected
  benefit obligations       53,423      (16,018)     45,049      (13,446)
Unamortized prior
  service cost               4,864            -       5,217            -
Unrecognized effect
  from past experience
  different from that
  assumed                  (21,119)       5,744     (13,899)       4,145
Unrecognized transition
  (assets) obligations,
  net of amortization       (7,663)           -      (9,428)           -
Adjustment required
  to recognize minimum
  pension liability              -       (5,744)          -       (3,794)
------------------------------------------------------------------------
      Prepaid (accrued)
        pension costs     $ 29,505     $(16,018)   $ 26,939     $(13,095)
=========================================================================

The Company amortizes prior service costs and unrecognized gains and losses on a straight-line basis over not more than 16 years. Other assumptions used, which reflect weighted averages of the U.S. and Canadian defined benefit plans, were as follows:

                                                         1998      1997
-----------------------------------------------------------------------
Discount rate                                             6.7%     7.6%
Expected long-term return rate on assets                  9.5%     9.5%
Rate of increase in future compensation                   4.0%     4.0%
-----------------------------------------------------------------------

In Venezuela, all employees are entitled to certain severance indemnities based on compensation and cause of separation. This post-employment arrangement qualifies as a defined benefit plan under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." The Company has elected to define the vested benefit obligation for this arrangement as the actuarial present value of vested benefits the employee is entitled to if immediately separated at the measurement date. This arrangement has not been funded, and the corresponding expense recognized was $3.6 million in fiscal 1998, $2.9 million in fiscal 1997 and $3.8 million in fiscal 1996.


Note 16:  Post-Retirement Health and Life Insurance Benefits

The Company provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. The costs of the U.S. life insurance benefits are funded over the employees' active working lives through contributions to an insurance continuation fund maintained by an insurance company. Life insurance benefits for Canadian retirees are funded on a pay-as-you-go basis through an insurance company. Health-care benefits for U.S. and Canadian retirees are provided under a self-insured program administered by an insurance company.

The net periodic post-retirement benefit cost (credit) was as follows:

(in thousands)                               1998      1997      1996
---------------------------------------------------------------------
Service costs                              $  356    $  474    $  222
Interest costs                              1,154     1,351       999
Net amortization and deferral                (861)   (1,417)   (1,785)
---------------------------------------------------------------------
    Net post-retirement
      benefits cost (credit)               $  649    $  408    $ (564)
=====================================================================

In addition to the net post-retirement benefit cost, the Company recorded a $2.9 million curtailment gain in fiscal 1998. The curtailment gain resulted from the Company's decision to eliminate subsidized retiree medical coverage for most of its active employees in the United States. Employees affected by this change who meet certain age and service requirements at the time of retirement can elect coverage under Company-sponsored retiree medical plans by paying the full cost of such plans.

The actuarial present value of benefit obligations and the amounts recognized in the consolidated balance sheets were as follows:

(in thousands)                                      1998       1997
-------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Retirees                                       $11,159    $12,952
  Fully eligible active plan participants          1,137      1,640
  Other active plan participants                   1,515      3,930
-------------------------------------------------------------------
Accumulated benefit obligations                   13,811     18,522
Plan assets at fair value                              -        535
-------------------------------------------------------------------
Accumulated obligation in excess of plan assets   13,811     17,987
Unrecognized effect from past experience
  different from that assumed                        220     (1,319)
Unrecognized effect from plan amendments            (348)       443
-------------------------------------------------------------------
    Accrued post-retirement cost                 $13,683    $17,111
===================================================================

The assumed annual rate of future increases in per capita cost of health-care benefits ranged from 4% to 8.8% for each of the next five years and 4% thereafter. These trend rates reflect the Company's prior experience, plan provisions and management's expectation of future rates. Increasing the health-care cost trend by 1% in each year would result in an insignificant change to the accumulated benefit obligation and the service and interest costs. The weighted average discount rates used were 6.8% and 7.6% in fiscal 1998 and 1997, respectively.

Note 17:  Multifoods' Business Segments

The Company's business segments are Multifoods Distribution Group, North America Foods, Venezuela Foods and Divested Businesses. In fiscal 1998, the Company changed the name of its Foodservice Distribution segment to Multifoods Distribution Group. In addition, the Company changed the reporting of its former food exporting business results from the Multifoods Distribution Group to the Divested Businesses segment.
Fiscal 1997 and 1996 segment financial information has been reclassified to conform with the fiscal 1998 presentation.

Multifoods Distribution Group includes the Company's vending and foodservice distribution businesses. The foodservice distribution business was formerly referred to as limited-menu distribution. The vending distribution business is the largest U.S. distributor of food products to vending and office coffee service operators. The foodservice distribution business is a distributor in the United States to foodservice operators. The foodservice business distributes a broad selection of items, including food products, paper goods and cleaning supplies.

North America Foods consists of two groups, U.S. Foods and Robin Hood Multifoods. U.S. Foods markets bakery products, such as bakery mixes and frozen desserts, to commercial customers in the United States. Robin Hood Multifoods sells flour, bakery mixes and condiments to consumer and commercial customers primarily in Canada. As of February 28, 1998, the Company had approximately $84 million of net assets located in Canada.

Venezuela Foods includes consumer foods, commercial foods and animal feeds. The business provides grain-based products to consumers, food processors, and commercial and retai bakeries. Principal consumer products include wheat flour, corn flour, whole grain rice and rice flour. The Company's operations in Venezuela are subject to risks inherent in operating under a different legal and political system along with a difficult economic environment. Among these risks are inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws. The Company's Venezuelan operations are also dependent on raw material imports for many of its products. As of February 28, 1998, the Company had approximately $70 million of net assets located in Venezuela.

Divested Businesses consists of the surimi seafood business, which was divested in fiscal 1996, and the food exporting business, which was divested in fiscal 1998.

                                                                    Operating
                                      Net     Operating   Unusual    Earnings
(in millions)                        Sales      Costs      Items      (Loss)
----------------------------------------------------------------------------
1998:
  Multifoods Distribution Group   $1,770.2   $(1,746.5)   $    -      $ 23.7
  North America Foods                471.7      (441.1)        -        30.6
  Venezuela Foods                    360.7      (360.9)        -         (.2)
  Divested Business                    9.2        (4.8)     (5.0)        (.6)
  Corporate Expenses                     -        (8.7)        -        (8.7)
----------------------------------------------------------------------------
    Total                         $2,611.8   $(2,562.0)   $ (5.0)     $ 44.8
============================================================================
1997:
  Multifoods Distribution Group   $1,729.9   $(1,725.0)   $ (5.1)     $  (.2)
  North America Foods                476.7      (455.9)    (11.4)        9.4
  Venezuela Foods                    346.8      (328.2)        -        18.6
  Divested Business                   42.5       (34.8)        -         7.7
  Corporate Expenses                     -        (9.8)     (3.6)      (13.4)
----------------------------------------------------------------------------
    Total                         $2,595.9   $(2,553.7)   $(20.1)     $ 22.1
============================================================================
1996:
  Multifoods Distribution Group   $1,691.6   $(1,673.5)   $ (9.4)     $  8.7
  North America Foods                459.7      (438.9)        -        20.8
  Venezuela Foods                    328.5      (309.4)        -        19.1
  Divested Businesses                 43.4       (36.7)      9.9        16.6
  Corporate Expenses                     -        (8.9)     (6.2)      (15.1)
----------------------------------------------------------------------------
    Total                         $2,523.2   $(2,467.4)   $ (5.7)     $ 50.1
============================================================================

                                  1998                                      1997                                 1996
                    ----------------------------------   ----------------------------------   ----------------------------------
                                  Depreciation                        Depreciation                         Depreciation
                      Capital          and                  Capital       and                    Capital       and
 (in millions)      Expenditures  Amortization  Assets   Expenditures  Amortization  Assets   Expenditures  Amortization  Assets
--------------------------------------------------------------------------------------------------------------------------------
 Multifoods
   Distribution
   Group               $ 5.4          $12.6     $341.4      $ 7.2          $12.9     $372.9      $13.9          $13.2     $392.5
 North America Foods     6.5           11.0      217.2       14.0           10.7      234.7       12.0           10.0      241.8
 Venezuela Foods         7.5            6.7      205.2        5.8            6.7      191.8        5.0            5.2      125.8
 Divested Businesses       -              -       18.9         .1              -       64.5         .1             .9       23.4
 Corporate               6.7             .4       44.7         .4             .4       51.4         .2             .5       38.8
--------------------------------------------------------------------------------------------------------------------------------
    Total              $26.1          $30.7     $827.4      $27.5          $30.7     $915.3      $31.2          $29.8     $822.3
================================================================================================================================

Amounts expended for business acquisitions are not considered as part of capital expenditures. Assets are identifiable to business segments either by their direct use or by allocations when used jointly by two or more segments.

Note 18:   Quarterly Summary (unaudited)

                                                                     Operating
                                       Net     Operating   Unusual   Earnings
(in millions)                         Sales      Costs      Items     (Loss)
------------------------------------------------------------------------------
First Quarter - 1998
  Multifoods Distribution Group      $446.7     $(443.2)   $    -     $  3.5
  North America Foods                 115.5      (112.5)        -        3.0
  Venezuela Foods                     102.3       (99.5)        -        2.8
  Divested Business                     2.7        (2.1)        -         .6
  Corporate Expenses                      -        (2.4)        -       (2.4)
-----------------------------------------------------------------------------
    Total                            $667.2     $(659.7)   $    -     $  7.5
=============================================================================
First Quarter - 1997
  Multifoods Distribution Group      $425.3     $(421.9)   $    -     $  3.4
  North America Foods                 111.6      (109.5)        -        2.1
  Venezuela Foods                      71.2       (69.1)        -        2.1
  Divested Business                    18.0       (16.3)        -        1.7
  Corporate Expenses                      -        (2.7)     (3.6)      (6.3)
-----------------------------------------------------------------------------
    Total                            $626.1     $(619.5)   $ (3.6)    $  3.0
=============================================================================
Second Quarter - 1998
  Multifoods Distribution Group      $422.2     $(417.1)   $    -     $  5.1
  North America Foods                 116.7      (111.4)        -        5.3
  Venezuela Foods                      87.6       (89.0)        -       (1.4)
  Divested Business                     2.7         (.6)        -        2.1
  Corporate Expenses                      -        (1.8)        -       (1.8)
-----------------------------------------------------------------------------
    Total                            $629.2     $(619.9)   $    -     $  9.3
=============================================================================
Second Quarter - 1997
  Multifoods Distribution Group      $424.6     $(425.3)   $    -     $  (.7)
  North America Foods                 114.4      (110.8)        -        3.6
  Venezuela Foods                      87.4       (78.5)        -        8.9
  Divested Business                     8.1        (7.0)        -        1.1
  Corporate Expenses                      -        (2.6)        -       (2.6)
-----------------------------------------------------------------------------
    Total                            $634.5     $(624.2)   $    -     $ 10.3
=============================================================================
Third Quarter - 1998
  Multifoods Distribution Group      $456.8     $(449.0)   $    -     $  7.8
  North America Foods                 133.4      (119.4)        -       14.0
  Venezuela Foods                      83.2       (86.0)        -       (2.8)
  Divested Business                     3.4        (2.1)        -        1.3
  Corporate Expenses                      -        (2.2)        -       (2.2)
-----------------------------------------------------------------------------
    Total                            $676.8     $(658.7)   $    -     $ 18.1
=============================================================================
Third Quarter - 1997
  Multifoods Distribution Group      $452.6     $(450.9)   $    -     $  1.7
  North America Foods                 139.7      (130.4)        -        9.3
  Venezuela Foods                      95.9       (90.6)        -        5.3
  Divested Business                     8.9        (6.0)        -        2.9
  Corporate Expenses                      -        (2.3)        -       (2.3)
-----------------------------------------------------------------------------
    Total                            $697.1     $(680.2)   $    -     $ 16.9
=============================================================================
Fourth Quarter - 1998
  Multifoods Distribution Group      $444.5     $(437.2)   $    -     $  7.3
  North America Foods                 106.1       (97.8)        -        8.3
  Venezuela Foods                      87.6       (86.4)        -        1.2
  Divested Business                      .4           -      (5.0)      (4.6)
  Corporate Expenses                      -        (2.3)        -       (2.3)
-----------------------------------------------------------------------------
    Total                            $638.6     $(623.7)   $ (5.0)    $  9.9
=============================================================================
Fourth Quarter - 1997
  Multifoods Distribution Group      $427.4     $(426.9)   $ (5.1)    $ (4.6)
  North America Foods                 111.0      (105.2)    (11.4)      (5.6)
  Venezuela Foods                      92.3       (90.0)        -        2.3
  Divested Business                     7.5        (5.5)        -        2.0
  Corporate Expenses                      -        (2.2)        -       (2.2)
-----------------------------------------------------------------------------
    Total                            $638.2     $(629.8)   $(16.5)    $ (8.1)
=============================================================================

Note 18:   Quarterly Summary  (unaudited) (continued)

                            First Quarter       Second Quarter       Third Quarter       Fourth Quarter        Total Year
(in millions,               -------------       --------------       -------------       --------------      --------------
except per share data)      1998      1997       1998      1997      1998      1997      1998      1997      1998      1997
---------------------------------------------------------------------------------------------------------------------------
Gross profit               $52.8     $48.9      $48.4     $53.2     $58.4     $61.2     $50.7     $49.4    $210.3    $212.7

Net earnings (loss)          2.0       (.4)(b)    4.5       4.0       9.4       8.6       4.1(c)   (9.4)(d)  20.0       2.8

Earnings (loss) per
  share of common stock (a):
    Basic                    .11      (.02)(b)    .25       .22       .51       .48       .22(c)   (.53)(d)  1.09       .15
    Diluted                  .11      (.02)(b)    .25       .22       .50       .48       .21(c)   (.53)(d)  1.08       .15

Dividends paid per share
 of common stock             .20       .20        .20       .20       .20       .20       .20       .20       .80       .80

Market price of
  common stock:
   Close                  28 1/4     19 7/8     26 7/8    16 5/8    26 7/8    15 3/4   27 15/16  21 1/8    27 15/16  21 1/8
   High                   28 1/4     21 3/8     29 3/8    20 3/8    32 7/16   17 1/2   29 1/4    22        32 7/16   22
   Low                    20         18 1/4     24 1/2    16 1/4    26 3/16   15 1/8   24 5/8    15 5/8    20        15 1/8
---------------------------------------------------------------------------------------------------------------------------

(a) Earnings (loss) per share are computed independently for each period presented. As a result of the effect of common shares issued from the exercise of employee stock options, the total of diluted per share results for the four quarters does not equal annual diluted earnings per share in fiscal 1998.

(b) Includes a net after-tax charge of $2.2 million, or 12 cents per share, from unusual items.

(c) Includes a net after-tax charge of $3.2 million, or 17 cents per share, from unusual items. Also includes a net after-tax gain of $1.8 million, or 10 cents per share, from the elimination of subsidized retire medical coverage for most active employees in the United States.

(d) Includes a net after-tax charge of $12.6 million, or 71 cents per share, from unusual items.


Six-Year Comparative Summary

Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)   1998         1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------------------------------
Consolidated Summary of Operations
Net sales                                             $2,611.8     $2,595.9     $2,523.2     $2,295.1     $2,158.4     $2,199.2
Cost of materials and production                      (2,237.6)    (2,215.4)    (2,135.7)    (1,901.9)    (1,743.9)    (1,783.4)
Delivery and distribution                               (163.9)      (167.8)      (162.9)      (146.2)      (141.8)      (141.7)
Selling, general and administrative                     (160.5)      (170.5)      (168.8)      (186.7)      (204.9)      (199.0)
Unusual items                                             (5.0)       (20.1)        (5.7)        26.2        (70.0)           -
Interest, net                                            (12.4)       (16.8)       (17.9)       (11.4)       (10.1)       (10.9)
Other income (expense), net                                  -          (.3)        (4.4)        (3.4)         (.4)          .1
Earnings (losses) from unconsolidated affiliates             -            -            -            -        (12.2)         1.8
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes                       32.4          5.0         27.8         71.7        (24.9)        66.1
Income taxes                                             (12.4)        (2.2)        (3.7)       (14.7)        11.5        (24.9)
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                   $   20.0     $    2.8     $   24.1     $   57.0     $  (13.4)    $   41.2
================================================================================================================================
Earnings (loss) per share of common stock:
  Basic                                               $   1.09     $    .15     $   1.33     $   3.16     $   (.72)    $   2.13
  Diluted                                                 1.08          .15         1.32         3.16         (.72)        2.10
--------------------------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Current assets                                        $  484.4     $  563.3     $  459.0     $  471.7     $  439.3     $  415.9
Current liabilities                                      312.4        372.0        272.3        316.0        301.7        243.5
Working capital (excluding cash and short-term debt)     187.7        277.5        218.8        203.1        189.7        187.9
Property, plant and equipment, net                       220.6        225.4        226.5        228.0        245.9        245.7
Long-term debt                                           162.9        202.3        202.9        183.1        195.1        167.0
Shareholders' equity                                     309.4        289.6        299.6        291.1        250.0        322.0
Total assets                                             827.4        915.3        822.3        846.7        814.8        803.5
--------------------------------------------------------------------------------------------------------------------------------
Dividends Paid
Preferred stock                                       $      -     $      -     $     .1     $     .2     $     .2     $     .2
Common stock                                              14.7         14.5         14.4         14.4         15.2         15.4
Per share of common stock                                  .80          .80          .80          .80          .80          .80
--------------------------------------------------------------------------------------------------------------------------------
Other Financial Data
Current ratio                                            1.6:1        1.5:1        1.7:1        1.5:1        1.5:1        1.7:1
Equity per share of common stock                      $  16.51     $  16.08     $  16.66     $  16.16     $  13.63     $  16.64
Debt to total capitalization                               38%          51%          45%          45%          50%          37%
Depreciation                                          $   27.0     $   26.6     $   25.3     $   22.8     $   24.9     $   23.8
Capital expenditures, excluding acquisitions          $   26.1     $   27.5     $   31.2     $   30.8     $   51.9     $   45.7
Average common shares outstanding:
  Basic                                                   18.4         18.0         18.0         18.0         18.9         19.3
  Diluted                                                 18.6         18.0         18.0         18.0         18.9         19.5
Number of common shareholders                            4,705        5,087        4,930        5,234        4,939        5,097
Number of employees                                      6,807        7,176        7,115        7,495        8,390        8,341
Market price per share of common stock:
  Close                                             $ 27 15/16     $ 21 1/8     $ 18 5/8     $ 18 5/8     $ 17 3/8     $ 25 3/4
  High                                              $ 32  7/16     $ 22         $ 23 7/8     $ 19 5/8     $ 26 3/8     $ 28 7/8
  Low                                               $ 20           $ 15 1/8     $ 17 1/4     $ 15 1/8     $ 16 3/4     $ 23 1/4
--------------------------------------------------------------------------------------------------------------------------------