Form 10-K405, Exhibit 13
period 1999-02-28
INTERNATIONAL MULTIFOODS CORP
filed 1999-05-13
CIK 51410

Exhibit 13
                  MANAGEMENT'S DISCUSSION AND ANALYSIS


In fiscal 1999, the Company announced its decision to sell its Venezuela Foods business. The decision was based on management's belief that shareholders would be best served by the more predictable financial results expected from the Company's remaining businesses. As a result of this decision, the Venezuela Foods business segment has been classified as discontinued operations in the consolidated financial statements and in the following management discussion and analysis.

RESULTS OF OPERATIONS

Overview

For the year ended February 28, 1999, the net loss from continuing and discontinued operations totaled $131.9 million, or $6.98 per diluted share, compared with net earnings of $20 million, or $1.08 per share, a year ago. The net loss in fiscal 1999 resulted from a $138.7 million loss from discontinued operations, which included a $93.3 million non-cash charge for the recognition of unrealized foreign currency translation losses. The unrealized translation losses were previously classified as a separate component of shareholders' equity.

Fiscal 1999 results also included $18.7 million, or 99 cents per diluted share, of after-tax unusual charges related to continuing operations. Unusual charges resulted from the Company's plan to consolidate its two distribution businesses, the write-off of receivables from a major customer of the Company's former food-exporting business, and the write-down of assets and costs associated with the Canadian frozen bakery business.

Start-up costs and temporary inefficiencies that occurred as the Company consolidated the distribution operations offset the savings achieved in fiscal 1999 from the actions associated with unusual charges. The Company expects these actions, however, to improve operating earnings by $3 million to $5 million in fiscal 2000 and $9 million to $12 million in fiscal 2001. Further information on unusual charges follows in the discussion of Segment Results and in Note 4 to the consolidated financial statements.

Continuing Operations

Fiscal 1999 earnings from continuing operations were $6.8 million, or 36 cents per share, compared with $24.6 million, or $1.33 per diluted share, in the prior year. Net earnings were affected by unusual charges in both years. Excluding unusual charges, fiscal 1999 earnings were $25.5 million, or $1.35 per diluted share, compared with $27.8 million, or $1.50 per diluted share, in the prior year. The decline in earnings was the result of prior year non-recurring items that contributed 33 cents per share to last year's earnings. These non-recurring items included income from the Company's divested food-exporting business, a gain on the elimination of the subsidy for post-retirement health-care benefits for future retirees and interest income on income tax refunds. In addition, last year's earnings benefited from a low effective tax rate.

Segment Results

The Company operates in two business segments: Multifoods Distribution Group and North America Foods. The food-exporting business, which the Company exited in fiscal 1998, is referred to as Divested Business. A description of business segments and a summary of operating results are included in Note 15 to the consolidated financial statements.

Fiscal 1999 compared with Fiscal 1998

Multifoods Distribution Group: Net sales increased 4% to $1.85 billion as a result of higher sales to independent vending operators and pizza and Mexican restaurant customers. The increase was also due to higher foodservice prices that resulted from an increase in cheese costs.
    Operating earnings before unusual items increased 19% to $28.3 million as a result of the higher sales volumes and lower administrative costs. The increase was partially offset by higher distribution costs, resulting from temporary inefficiencies associated with the consolidation of distribution centers. Prior-year results included a $2 million curtailment gain from the elimination of the subsidy for post-retirement health-care benefits for future retirees.
    In fiscal 1999, the Company recognized an unusual charge of $11.5 million for actions associated with the Company's plan to consolidate the vending and foodservice distribution operations into a single business. The charge covers losses on lease commitments; employee termination benefits; costs incurred for warehouse network, logistics and transportation studies; and the write-down of leasehold improvements.

North America Foods: Net sales declined 4% to $450.8 million due to unfavorable currency translation because of a stronger U.S. dollar and the impact of lower wheat costs, which reduced sales prices. Excluding these factors, sales increased approximately 2% in fiscal 1999. The increase was the result of higher U.S. bakery product and foodservice condiments sales volumes. The increase was partially offset by volume declines in consumer branded flour and commercial bakery ingredients in Canada.
    Operating earnings before unusual items increased 2% to $31.3 million as a result of the higher sales volumes and lower selling and administrative expenses. Operating earnings, however, were adversely affected by approximately $2.2 million from currency translation.
    In fiscal 1999, the Company recognized an unusual charge of $7.2 million for the write-down of assets and the cost of work-force reductions associated with its Canadian frozen bakery business. The charge resulted from the inability to sell the business at a price acceptable to the Company and from the loss of a major customer. In accordance with Statement of Financial Accounting Standards No. 121, the Company evaluated the carrying value of its long-lived assets as a result of these events. The Company estimated the fair value of the assets based on information received from prospective buyers and in consideration of the loss of the major customer. Accordingly, the Company recognized a $6.1 million charge to reduce the carrying value of the assets. In addition, the unusual charge included $1.1 million primarily for employee termination benefits.

Divested Business: The divested business segment represents the Company's former food-exporting business, which the Company exited in fiscal 1998. During fiscal 1999, the Company recognized earnings of $0.8 million from a refund of customs taxes paid in prior years. The Company also recognized an unusual charge of $10.3 million for the write-off of receivables from a major customer.

Fiscal 1998 compared with Fiscal 1997

Fiscal 1998 earnings from continuing operations were $24.6 million, or $1.33 per diluted share, compared with a loss of $11.4 million, or 63 cents per diluted share, in fiscal 1997. Net earnings were affected by unusual charges in both years. Excluding unusual charges, fiscal 1998 earnings were $27.8 million, or $1.50 per diluted share, compared with $3.4 million, or 19 cents per share, in fiscal 1997. The increase in fiscal 1998 was the result of higher Multifoods Distribution Group and North America Foods operating earnings and non-recurring items in fiscal 1998.

Multifoods Distribution Group: Net sales increased 2% to $1.77 billion because of higher volumes to independent vending operators and fund-raising customers. The increase was partially offset by lower sales in foodservice distribution as a result of decisions to relinquish certain low-margin accounts.
    Operating earnings before unusual items increased 384% to $23.7 million as a result of a substantial improvement in vending distribution. Vending distribution results improved on higher volumes, lower delivery and distribution costs, and a reduction in bad debt expense. In addition, vending distribution earnings benefited from the purchase of coffee prior to world-market price increases. Operating earnings also increased in foodservice distribution because of lower delivery and distribution costs.
    Fiscal 1997 unusual items included a $4 million charge for a restructuring plan and a $1.1 million charge to consolidate two foodservice distribution facilities. The restructuring plan involved moving key customer support functions from a central location to each of the Company's vending distribution centers. All significant actions related to the plan were completed in fiscal 1998.

North America Foods: Net sales declined 1% to $471.7 million due to lower prices on the Company's grain-based products that resulted from a reduction in commodity costs and unfavorable currency translation. The decline was partially offset by higher volumes in Canadian commercial flour and U.S. bakery products.
    Operating earnings before unusual items increased 47% to $30.6 million as a result of higher volumes and margins in Canadian commercial flour and U.S. bakery products. The increase in margins was the result of a more favorable product and customer mix, lower manufacturing costs and lower ingredient costs. The increase in operating earnings was partially offset by an operating loss in the Company's Canadian frozen bakery business due to lower volumes and margins, and unfavorable currency translation.
    In fiscal 1997, the Company recognized an unusual charge of $11.4 million for asset impairment in its Canadian frozen bakery business.
The impairment resulted from a significant decline in operating results during fiscal 1997, which occurred because of competitive pressures.

Corporate: Fiscal 1997 corporate expenses included $2.2 million in costs associated with the resignation of the Company's former chief executive officer and $1.4 million principally for the cost of business assessment studies.

Non-Operating Expense and Income

In fiscal 1999, net interest expense for continuing operations was $10.4 million, compared with $7.5 million last year. In the prior year, the Company recognized $3.2 million in interest income from U.S. Federal income tax refunds.

In fiscal 1998, net interest expense declined to $7.5 million from $12.3 million in fiscal 1997. In addition to the interest income recognized in fiscal 1998, the decline resulted from lower interest rates in Canada and lower debt levels.

Interest expense for continuing operations excludes interest associated with debt obligations of the Company's discontinued Venezuela Foods business. Interest expense classified in discontinued operations for fiscal years 1999, 1998 and 1997 was $4.9 million, $4.8 million and $4.4 million, respectively.

In the third quarter of fiscal 1999, the Company recognized a gain of $0.8 million from the sale of its investment in a Mexican animal feed business.

Income Taxes

The effective tax rates on earnings before unusual items were 38% in fiscal 1999, 33.7% in fiscal 1998 and 66.8% in fiscal 1997. The low tax rate in fiscal 1998 was the result of a change in the expected utilization of net operating loss and capital loss carryforwards of the Company's Canadian business. The high effective tax rate in fiscal 1997 was due to the impact of non-deductible items and a low tax benefit from the carryback of U.S. net operating losses against a very low pre-tax earnings base. Including the effect of unusual items, the Company's overall tax rates were 44.3% in fiscal 1999 and 33.3% in fiscal 1998. Because of a low tax benefit associated with the Canadian frozen bakery business impairment charge, fiscal 1997 reflected income tax expense on a pre-tax loss.

Discontinued Operations

In August 1998, the Company announced its intention to sell its Venezuela Foods business. The Company recognized an estimated loss on disposition of $114.9 million in the second quarter of fiscal 1999. The loss was based on the terms set forth in a letter of intent with a prospective buyer. During the third quarter of fiscal 1999, the Company announced that the prospective buyer had decided not to proceed with the transaction, and as a result, the Company recorded an additional loss of $7.2 million. The adjustment was necessary because the estimated sale date had changed from the assumption used in the original loss provision. During the fourth quarter, the Company recorded an additional loss of $2.5 million as a result of higher-than-expected operating losses and an adjustment to the estimated income taxes on the sale.

Including the adjustments described in the preceding paragraph, the Company recognized an estimated loss on disposition of $124.6 million (after taxes of $10.8 million) in fiscal 1999. The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22 million for operating losses from the measurement date (July 31, 1998) to expected disposal date, and a $9.3 million loss on disposal. The disposition loss was based on selling the business during fiscal 2000 at a sale price that approximates the net book value of the business. In estimating the loss from discontinued operations, considerable management judgment is necessary, and actual results could differ materially from current estimates.

In addition to the estimated loss on the disposition, the Company recognized a loss of $14.1 million (net of $0.7 million tax benefit) for the operating results of Venezuela Foods for the five months ended July 31, 1998. The provision for operating losses from July 31, 1998, to the anticipated sale date are reflected in the net loss on disposition.

Net sales of the Venezuela Foods business declined 4% to $347.2 million in fiscal 1999. The decline was the result of a reduction in corn flour and commercial wheat flour sales volumes. Excluding loss provisions related to the disposal, operating losses were $28.1 million in fiscal 1999, compared with earnings of $0.3 million in fiscal 1998. The current-year operating loss was primarily the result of difficult economic conditions that adversely affected sales volumes and prevented the Company from raising prices to cover higher raw material and operating costs. In addition, the current-year operating loss included a charge of $8.5 million, which consisted of a $5.3 million asset write-down, and $3.2 million for employee severance liabilities and costs associated with the departure of the business segment's former president.

FINANCIAL CONDITION

Capital Resources and Liquidity

The Company's short-term financing is provided by borrowings against its U.S. and Canadian revolving credit agreements and uncommitted lines of credit. As of February 28, 1999, the Company had $320 million under committed revolving credit agreements and $110 million of uncommitted lines of credit. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission that provides for the issuance of up to $150 million in medium-term notes in various amounts. As of February 28, 1999, $140 million was available under the medium-term note program. See Notes 8 and 9 to the consolidated financial statements for additional information on capital resources.

The Company's debt-to-total capitalization ratio increased to 38% at February 28, 1999, compared with 32% at February 28, 1998. The ratios for both periods exclude debt obligations of the Company's Venezuelan business that are expected to be assumed by a buyer and that have been classified as net assets of discontinued operations in the consolidated balance sheet. Including debt obligations of continuing and discontinued operations, the debt-to-total capitalization ratio was 48%, compared with 38% at February 28, 1998. The increase in the debt-to-total capitalization ratio was the result of increased working capital requirements of continuing and discontinued operations, and the impact on debt and shareholders' equity due to the loss from discontinued operations and unusual charges.

Capital expenditures for continuing operations were $28.1 million in fiscal 1999, compared with $18.6 million in fiscal 1998. Approximately 45% of the fiscal 1999 capital expenditures was attributed to projects designed to increase earnings through volume improvements, new business or cost savings. For fiscal 2000, the Company currently expects to spend about $50 million on capital projects. This estimate includes approximately $30 million to consolidate and expand distribution facilities and $10 million to expand production capacity in North America Foods.

The Company believes that cash flows from operations together with available external financing will be sufficient to fund operations, dividend payments and capital expenditures anticipated for fiscal 2000.

Discontinued Operations

The Company's Venezuelan business used $39.5 million of cash for operations in fiscal 1999, primarily as a result of a significant operating loss and an increase in working capital needs. Financing requirements were met by a combination of local and U.S.-based financing sources, which were substantially guaranteed by the Company. The
Company believes that cash used by Venezuelan operations in fiscal 2000 will be lower than fiscal 1999 due to an expected improvement in operating results.

Based on management's current estimates, the Company expects to receive net proceeds of approximately $25 million from the sale of its Venezuelan business, after payment of transaction costs and taxes. In addition, the Company expects that the buyer will assume the debt obligations of the Venezuelan business. Actual net proceeds from the sale could differ materially from this estimate. The Company intends to initially use the net proceeds to reduce debt.

The Company's Venezuelan business is subject to risks inherent in operating under a different legal and political system, and in a difficult economic environment. Among these risks are inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws.

The Company's present strategies for managing Venezuelan currency risk include product pricing strategies and active management of its net monetary exposure, principally through U.S. dollar versus bolivar-denominated financing. With respect to product pricing strategies, the Company is exposed to the risk of declines in gross profit margins if the bolivar were to decline in value versus the U.S. dollar. With respect to the Company's Venezuela monetary position (which includes its bolivar-denominated assets and liabilities, except for inventory and fixed assets), the Company is exposed to the risk of foreign exchange gains and losses if the bolivar were to change in value versus the U.S. dollar. For example, if the bolivar were to decline in value and the Company were in a net monetary asset position (i.e., bolivar-denominated assets exceed liabilities), there would be foreign exchange losses, the amount of which would depend upon the size of the net monetary asset position and the magnitude of the currency devaluation. Conversely, if the Company were in a net monetary liability position (i.e., bolivar-denominated liabilities exceed assets) and the bolivar declined in value, there would be foreign exchange gains. As of February 28, 1999, the Company's Venezuelan business was in a net monetary liability position of $2 million.

MARKET RISK MANAGEMENT

The Company is exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect the Company's results of operations and financial position. To minimize these risks, the Company utilizes derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. The Company uses derivative financial instruments as risk management tools and not for speculative or trading purposes. See Note 7 to the consolidated financial statements for further information regarding financial instruments.

The Company used sensitivity analysis to determine the impact of market risk exposures on the fair values of the Company's debt and financial instruments, including derivative financial instruments. Sensitivity analysis assesses the risk of loss in market risk sensitive instruments based on hypothetical changes in market prices or rates.

Commodity Risk Management: The Company's Canadian operations minimize the risk associated with wheat market price fluctuations by hedging its wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, the Company has entered into futures contracts to reduce the risk of price fluctuations on anticipated flour, soybean oil and sugar purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.

The open futures contracts mature in the period from March 1999 to March 2000 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour, soybean oil and sugar purchases. Based on a 10% adverse change (defined as a decrease in the current price of the commodity), the loss in fair value would be $2.1 million. The loss in fair value, if realized, would be offset by lower costs of wheat, soybean oil and sugar recognized in fiscal 2000.

Foreign Currency Hedging: The Company's Canadian operations enter into foreign currency forward contracts to minimize its exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales and purchases. In addition, the Company's Canadian operations also enter into foreign currency forward contracts that have the effect of converting the U.S. dollar-denominated grain futures contracts (see Commodity Risk Management) into Canadian dollar equivalents.

The Company estimates that a hypothetical 10% adverse change (defined as a weaker Canadian dollar) would result in a net pre-tax loss of $1.1 million on the U.S. dollar contracts sold and bought. The losses would be substantially offset by gains from the revaluation or settlement of the underlying positions hedged.

Interest Rate Risk Management: The Company's exposure to changes in interest rates results from borrowing activities used to meet its working capital and other long-term financing needs. The borrowings are comprised of notes payable, principally to banks, which have variable interest rates, and of fixed rate medium-term notes.

Based on an increase in interest rates of 53 basis points (defined as a 10% increase in current interest rates on notes payable), the potential adverse impact on annual interest expense would be approximately $0.5 million.

An increase in interest rates of 66 basis points (defined as a 10% increase in current market interest rates on medium-term notes) would result in a decrease in fair value of approximately $7.3 million on medium-term notes outstanding. Conversely, a decrease in interest rates of 66 basis points would result in a $5.9 million increase in the fair value of medium-term notes outstanding.

The Company entered into fixed interest rate swaps to reduce the Company's risk of increased interest costs during periods of rising interest rates. The interest rate swaps mature during time periods ranging from March 2003 to December 2008. Assuming a hypothetical interest rate change of approximately 58 basis points (defined as a 10% decrease in current interest rates), the fair values of the interest rate swaps would decrease by approximately $1.3 million.

YEAR 2000

The Company is actively addressing the Year 2000 issue. Each of the Company's businesses has had Year 2000 project teams in place for approximately 18 months or longer. Each team has developed and adopted a plan of action to deal with the problems posed by the new millennium change. There is a companywide Year 2000 Project Committee to oversee the activities and the progress of each of the business-unit teams. Each of the plans is monitored on an ongoing basis, and a status report is distributed to senior management and the board of directors each month.

Multifoods Distribution Group has completed a comprehensive inventory and review of both computer systems and non-computer systems that could include some type of embedded technology. An implementation plan addressing these issues has been developed with an original target completion date of June 30, 1999, for Year 2000 compliance for all computer and non-computer systems. This plan includes the detailed testing and implementation of both packaged and custom-developed software systems at all locations. Based upon preliminary tests, the Company believes that these systems are Year 2000 compliant. Detailed testing of these systems is underway, and it is anticipated that this testing will be completed by August 31, 1999, and that the full implementation of these Year 2000 compliant systems will be completed by October 31, 1999. The testing and implementation of these systems fulfills critical business needs and provides Year 2000 compliance. The non-computer systems have been inventoried and evaluated, and the critical systems tested. The Company believes that there are no critical deficiencies in these systems. The testing of these systems for Year 2000 compliance did not displace projects of a more critical nature. The costs associated with Year 2000 testing are not expected to be material to the Company's results of operations.

North America Foods has completed a comprehensive review of both computer systems and non-computer systems that could include some type of embedded technology. An implementation plan addressing these issues has been developed with a target completion date of June 30, 1999, for Year 2000 compliance for all computer and non-computer systems.
Progress towards compliance continues to be made in accordance with the established implementation plan. This plan includes upgrading existing packaged software in the United States and Canada, as well as testing all systems for Year 2000 compliance. The successful upgrading and testing of these packaged systems has been completed in the United States and Canada. The upgrading of the packaged software systems was driven by business needs, as well as Year 2000 issues. The non-computer systems have been inventoried and evaluated, and the critical systems tested. The Company believes that there are no critical deficiencies in these systems. The costs associated with upgrading the packaged systems and testing all systems are not expected to be material to the Company's results of operations.

Multifoods Distribution Group and North America Foods are in the process of evaluating critical vendors, suppliers and customers, and developing appropriate contingency plans. Information from critical business partners has been solicited and evaluated, and additional information requested where appropriate. The Company continues to evaluate the Year 2000 readiness of its business partners and the critical nature of its customers and suppliers. Based upon this analysis, the Company will develop contingency plans, where appropriate. It is anticipated that these contingency plans will be complete by September 30, 1999.

In Venezuela, the Company has completed a comprehensive review of its existing business and financial systems. These systems were not Year 2000 compliant, and the Company has chosen to replace these systems with packaged software that is Year 2000 compliant. The implementation began in June 1998, and it is scheduled to be complete by June 30, 1999. The capital cost for the new business system is estimated to be $4.6 million. The Company has completed a preliminary inventory and assessment of non-computer systems, and based upon this information, the Company believes that there are no critical deficiencies in these systems. A more complete inventory and assessment is in progress and is scheduled to be completed by June 30, 1999. The Company is also in the process of evaluating critical relationships with vendors, suppliers and customers, and will develop contingency plans, as appropriate.

The Company believes that by upgrading the packaged software in North America and by replacing the business and financial systems in Venezuela, the Year 2000 issue will not create significant operational problems. Based upon the evaluation and testing completed at this time, the Company does not anticipate any significant Year 2000 issues with non-computer systems. The Company continues to monitor and assess the Year 2000 readiness of its critical vendors, suppliers and customers, and will develop contingency plans, where appropriate and necessary.
All Year 2000 projects are proceeding according to current schedules and plans; however, if there are any significant delays in their completion or if major suppliers or customers experience Year 2000 issues with their systems that the Company does not anticipate, the Year 2000 issue may have a material effect on the operations of the Company.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, the Company and its representatives may from time-to-time make written and oral forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the impact of competitive products and pricing; market conditions and weather patterns that may affect the costs of grain, cheese and other raw materials; changes in laws and regulation; the inability of the Company or its business partners to resolve "Year 2000" issues or the inability of the Company to accurately estimate the cost associated with "Year 2000" compliance; economic and political conditions in Venezuela, including inflation, currency volatility, possible limitations on foreign investment, exchangeability of currency, dividend repatriation and changes in existing tax laws; the Company's ability to complete the sale of the Venezuela Foods business; the Company's ability to realize the earnings benefit from the integration of its distribution businesses; the inability of the Company to collect on a $6 million insurance claim related to the theft of product in St. Petersburg, Russia; fluctuations in foreign exchange rates; risks commonly encountered in international trade; and other factors as may be discussed in the Company's reports filed with the Securities and Exchange Commission.


Independent Auditors' Report

The Board of Directors and Shareholders of
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 28, 1999 and 1998, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended February 28, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 28, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Minneapolis, Minnesota
March 29, 1999

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

/s/ Gary E. Costley                /s/ William L. Trubeck
Gary E. Costley                    William L. Trubeck
Chairman, President                Senior Vice President, Finance,
and Chief Executive Officer        Chief Financial Officer and
                                   President, Latin America Operations

                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Operations


Fiscal year ended the last day of February
(in thousands, except per share data)        1999          1998          1997
-----------------------------------------------------------------------------
Net sales                             $ 2,296,550   $ 2,251,096   $ 2,249,106
Cost of materials and production       (1,961,441)   (1,915,226)   (1,918,312)
Delivery and distribution                (150,310)     (145,879)     (155,538)
-----------------------------------------------------------------------------
Gross profit                              184,799       189,991       175,256
Selling, general and
  administrative                         (132,943)     (140,503)     (152,161)
Unusual items                             (28,963)       (5,000)      (20,107)
-----------------------------------------------------------------------------
Operating earnings                         22,893        44,488         2,988
Interest, net                             (10,382)       (7,552)      (12,314)
Other income (expense), net                  (245)           54          (441)
-----------------------------------------------------------------------------
Earnings (loss) from continuing
  operations before income taxes           12,266        36,990        (9,767)
Income taxes                               (5,434)      (12,316)       (1,607)
-----------------------------------------------------------------------------
Earnings (loss) from continuing
  operations                                6,832        24,674       (11,374)
-----------------------------------------------------------------------------
Discontinued operations:
  Operating earnings (loss),
    after tax                             (14,068)       (4,650)       14,154
  Net loss on disposition,
    after tax                            (124,634)            -             -
-----------------------------------------------------------------------------
Earnings (loss) from discontinued
  operations                             (138,702)       (4,650)       14,154
-----------------------------------------------------------------------------
Net earnings (loss)                   $  (131,870)  $    20,024   $     2,780
=============================================================================

Basic earnings (loss) per share:
  Continuing operations               $      0.36   $      1.34   $     (0.63)
  Discontinued operations                   (7.39)        (0.25)         0.78
-----------------------------------------------------------------------------
    Total                             $     (7.03)  $      1.09   $      0.15
=============================================================================

Diluted earnings (loss) per share:
  Continuing operations               $      0.36   $      1.33   $     (0.63)
  Discontinued operations                   (7.34)        (0.25)         0.78
-----------------------------------------------------------------------------
    Total                             $     (6.98)  $      1.08   $      0.15
=============================================================================

Average shares of common stock
  outstanding:
    Basic                                  18,759        18,385        17,982
    Diluted                                18,903        18,619        17,982
-----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets

February 28, 1999 and 1998
(in thousands)                                         1999          1998
-------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $ 13,495     $   9,126
  Trade accounts receivable, net of allowance       124,843       111,944
  Inventories                                       162,414       156,335
  Deferred income taxes                              13,364        12,725
  Net current assets of discontinued operations           -        62,962
  Other current assets                               25,951        30,292
-------------------------------------------------------------------------
    Total current assets                            340,067       383,384
-------------------------------------------------------------------------
Property, plant and equipment, net                  165,161       169,982
Goodwill, net                                        82,089        84,911
Net noncurrent assets of discontinued operations     44,905         7,976
Other assets                                         64,711        57,341
-------------------------------------------------------------------------
Total assets                                       $696,933     $ 703,594
=========================================================================
Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 32,489     $   1,025
  Current portion of long-term debt                   2,750        24,500
  Accounts payable                                  161,700       132,401
  Net current liabilities of discontinued
    operations                                        9,079             -
  Other current liabilities                          58,227        63,839
-------------------------------------------------------------------------
    Total current liabilities                       264,245       221,765
-------------------------------------------------------------------------
Long-term debt                                      121,199       120,951
Deferred income taxes                                17,036        19,455
Employee benefits and other liabilities              34,137        32,070
-------------------------------------------------------------------------
    Total liabilities                               436,617       394,241
-------------------------------------------------------------------------
Shareholders' equity:
  Preferred capital stock                                 -             -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184         2,184
  Capital in excess of par value                     92,000        91,340
  Retained earnings                                 251,874       398,754
  Accumulated other comprehensive loss              (17,215)     (114,311)
  Treasury stock, 3,068 and 3,106 shares, at cost   (67,741)      (67,480)
  Unearned compensation                                (786)       (1,134)
-------------------------------------------------------------------------
    Total shareholders' equity                      260,316       309,353
-------------------------------------------------------------------------
Commitments and contingencies
-------------------------------------------------------------------------
Total liabilities and shareholders' equity         $696,933     $ 703,594
=========================================================================


See accompanying notes to consolidated financial statements.

                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows

Fiscal year ended the last day of February
(in thousands)                                           1999           1998        1997
----------------------------------------------------------------------------------------
Cash flows from operations:
  Earnings (loss) from continuing operations         $  6,832      $  24,674    $(11,374)
  Adjustments to reconcile earnings (loss) from
    continuing operations to cash provided by
    continuing operations:
      Depreciation and amortization                    22,081         23,965      24,024
      Provision for unusual charges                    28,963          5,000      20,107
      Deferred income tax expense (benefit)            (2,748)         2,486       3,252
      Provision for losses on (recoveries of)
        receivables                                       713           (430)      2,721
      Change in noncurrent notes receivable              (200)       (10,298)        566
      Changes in working capital*                     (15,582)        50,222     (13,493)
      Other, net                                       (2,907)          (727)     (4,734)
----------------------------------------------------------------------------------------
      Cash provided by continuing operations           37,152         94,892      21,069
      Cash provided by (used for)
        discontinued operations                       (39,500)        35,304     (33,516)
----------------------------------------------------------------------------------------
          Cash provided by (used for)
            operations                                 (2,348)       130,196     (12,447)
----------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                (28,050)       (18,642)    (21,714)
  Proceeds from sale of investment                      2,340              -           -
  Proceeds from other property disposals                2,010            669         606
  Discontinued operations                              (6,220)        (5,604)     (5,776)
----------------------------------------------------------------------------------------
          Cash used for
            investing activities                      (29,920)       (23,577)    (26,884)
----------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase (decrease) in notes payable             31,430        (12,862)     19,664
  Additions to long-term debt                           3,157              -      20,000
  Reductions in long-term debt                        (23,750)       (60,658)    (25,390)
  Dividends paid                                      (14,995)       (14,665)    (14,477)
  Proceeds from issuance of common stock                4,129         16,108         546
  Purchase of treasury stock                           (4,787)          (799)        (82)
  Discontinued operations                              45,346        (31,974)     40,455
  Other, net                                           (2,133)           (16)       (230)
----------------------------------------------------------------------------------------
          Cash provided by (used for)
            financing activities                       38,397       (104,866)     40,486
----------------------------------------------------------------------------------------
(Increase) decrease in cash from discontinued
  operations                                           (1,747)         1,978        (827)
----------------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                            (13)           (52)        (21)
----------------------------------------------------------------------------------------
Net increase in cash and cash equivalents               4,369          3,679         307
Cash and cash equivalents at beginning of year          9,126          5,447       5,140
----------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 13,495      $   9,126    $  5,447
========================================================================================

*Cash flows from changes in working capital:
     Accounts receivable                             $(17,880)     $  67,307    $(29,096)
     Inventories                                       (8,693)        19,874         197
     Other current assets                               5,360          2,068      (9,105)
     Accounts payable                                  30,744        (38,300)     22,483
     Other current liabilities                        (25,113)          (727)      2,028
----------------------------------------------------------------------------------------
       Net change                                    $(15,582)     $  50,222    $(13,493)
========================================================================================


                                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                                   Consolidated Statements of Shareholders' Equity

                           $.10 par value                                     Accumulated
                         -------------------        Capital in                   Other
                            Common    Treasury      Excess of     Retained   Comprehensive         Unearned
(in thousands)              Stock       Stock       Par Value     Earnings          Loss         Compensation        Total
--------------------------------------------------------------------------------------------------------------------------
Balance at
  February 29, 1996         $2,184     $(83,948)       $88,316    $ 404,813        $(110,844)         $  (958)   $ 299,563
Comprehensive income(a)          -            -              -        2,780              535                -        3,315
Dividends declared on
  common stock                   -            -              -      (14,258)               -                -      (14,258)
5 shares purchased for
  treasury                       -          (82)             -            -                -                -          (82)
35 shares issued for
  employee benefit plans         -          768           (192)           -                -             (569)           7
Amortization of unearned
  compensation                   -            -              -            -                -            1,033        1,033
--------------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1997          2,184      (83,262)        88,124      393,335         (110,309)            (494)     289,578
Comprehensive income(a)          -            -              -       20,024           (4,002)               -       16,022
Dividends declared on
  common stock                   -            -              -      (14,605)               -                -      (14,605)
36 shares purchased for
  treasury                       -         (799)             -            -                -                -         (799)
764 shares issued for
  employee benefit plans         -       16,581          3,216            -                -           (1,289)      18,508
Amortization of unearned
  compensation                   -            -              -            -                -              649          649
--------------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1998          2,184      (67,480)        91,340      398,754         (114,311)          (1,134)     309,353
Comprehensive loss(a)            -            -              -     (131,870)          97,096                -      (34,774)
Dividends declared on
  common stock                   -            -              -      (15,010)               -                -      (15,010)
170 shares purchased for
  treasury                       -       (4,787)             -            -                -                -       (4,787)
208 shares issued for
  employee benefit plans         -        4,526            660            -                -             (262)       4,924
Amortization of unearned
  compensation                   -            -              -            -                -              610          610
--------------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1999         $2,184     $(67,741)       $92,000    $ 251,874        $ (17,215)         $  (786)   $ 260,316
==========================================================================================================================

(a) Reconciliations of net earnings (loss) to comprehensive income
(loss) are as follows:



(in thousands)                                                       1999        1998       1997
------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $(131,870)    $20,024     $2,780
------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
  Foreign currency translation adjustments                         (4,547)     (2,812)       170
  Reclassification adjustment due to foreign currency
    translation adjustments recognized                            101,555           -          -
  Minimum pension liability adjustment (net of tax
    of $(56), $761 and $(233), respectively)                           88      (1,190)       365
------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                            97,096      (4,002)       535
------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                     $ (34,774)    $16,022     $3,315
================================================================================================

See accompanying notes to consolidated financial statements.




Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Actual results could differ from these estimates.
    The Company has reclassified certain amounts in the prior-year financial statements to conform with the fiscal 1999 presentation. This included classifying the Venezuela Foods business as discontinued operations (see Note 2). The notes to the consolidated financial statements, except where otherwise indicated, relate to continuing operations only.

Basis of statement presentation
The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Foreign currency translation and transactions
The functional currency of the Company's Canadian operations is the Canadian dollar. Assets and liabilities are translated at current exchange rates, and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included as a separate component of shareholders' equity.
    The functional currency of the Company's discontinued Venezuelan operations is the U.S. dollar. Nonmonetary assets and liabilities, principally inventory and fixed assets, are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. Results of operations are translated using the weighted average exchange rate in effect during the fiscal year, except that cost of sales and depreciation are translated at historical rates. The gains or losses resulting from translation are included in the determination of net earnings.

Stock-based compensation
The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Earnings per share
Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period.
Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
    The computations for basic and diluted earnings (loss) per share from continuing operations are as follows:


(in thousands, except per share data)                1999       1998       1997
-------------------------------------------------------------------------------
Earnings (loss) from continuing operations        $ 6,832    $24,674   $(11,374)
-------------------------------------------------------------------------------

Average shares of common stock outstanding:
  Basic                                            18,759     18,385     17,982
  Effect of stock options                             144        234          -
-------------------------------------------------------------------------------
  Diluted                                          18,903     18,619     17,982
-------------------------------------------------------------------------------

Earnings (loss) per share from continuing
  operations:
    Basic                                         $  0.36    $  1.34   $  (0.63)
    Diluted                                          0.36       1.33      (0.63)
-------------------------------------------------------------------------------

Cash and cash equivalents
Included in cash and cash equivalents are cash on hand, time deposits and highly liquid short-term investments purchased with original maturities of three months or less.

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

Goodwill and other intangibles
Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are amortized on a straight-line basis over various periods not exceeding 40 years. Identifiable intangible assets represent costs allocated to noncompete agreements, trade names and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of goodwill and other intangibles at February 28, 1999 and 1998, was $29.3 million and $25.8 million, respectively.

Recoverability of long-lived assets
The Company assesses the recoverability of goodwill and other long-lived assets whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. The Company deems an asset to be impaired if a forecast of undiscounted future operating cash flows is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

New accounting pronouncement
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," which must be adopted by the Company no later than March 1, 2000. SFAS 133 requires that all derivative instruments be recorded on the consolidated balance sheet at their fair value. Changes in fair value will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company has not yet determined the impact that adoption or subsequent application of SFAS 133 will have on its financial position and results of operations.

Note 2:  Discontinued Operations

In August 1998, the Company announced its intention to sell its Venezuela Foods business. The Company recognized an estimated loss on disposition of $114.9 million in the second quarter of fiscal 1999. The loss was based on the terms set forth in a letter of intent with a prospective buyer. During the third quarter of fiscal 1999, the Company announced that the prospective buyer had decided not to proceed with the transaction, and as a result, the Company recorded an additional loss of $7.2 million. The adjustment was necessary because the estimated sale date had changed from the assumption used in the original loss provision. During the fourth quarter, the Company recorded an additional loss of $2.5 million as a result of higher-than-expected operating losses and an adjustment to the estimated income taxes on the sale.
    Including the adjustments described above, the Company recognized an estimated loss on disposition of $124.6 million (after taxes of $10.8 million) in fiscal 1999. The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22.0 million for operating losses from the measurement date (July 31, 1998) to expected disposal date, and a $9.3 million loss on disposal. The disposition loss is based on selling the business during fiscal 2000 at a sale price that approximates the net book value of the business. In estimating the loss from discontinued operations, considerable management judgment is necessary, and actual results could differ materially from current estimates.
    In addition to the estimated loss on the disposition, the Company recognized a loss of $14.1 million (net of $0.7 million tax benefit) for the operating results of Venezuela Foods for the five months ended July 31, 1998. Operating losses from July 31, 1998, to the anticipated sale date are reflected in the net loss on disposition.
    Excluding the loss provisions related to the disposal, the operating results of Venezuela Foods for the 12 months ended February 28, 1999 and 1998, were as follows:

(in thousands)                            1999          1998
------------------------------------------------------------
Net sales                             $347,178      $360,696
Operating earnings (loss)              (28,102)          322
Interest, net                           (4,901)       (4,825)
Net loss                               (34,274)       (4,650)
------------------------------------------------------------

    The net assets of the Venezuela Foods business were as follows:

(in thousands)                            1999          1998
------------------------------------------------------------
Cash and cash equivalents             $  2,745      $  1,237
Trade accounts receivable, net          34,807        32,258
Inventories                             72,638       109,654
Other current assets                     6,009        10,471
Notes payable                          (83,843)            -
Current portion of long-term debt         (583)         (542)
Accounts payable                       (33,312)      (85,099)
Other current liabilities               (7,540)       (5,017)
------------------------------------------------------------
Net current assets (liabilities) of
  discontinued operations             $ (9,079)     $ 62,962
============================================================

Property, plant and equipment, net    $ 46,127      $ 50,585
Other assets                             1,665         1,310
Long-term debt                            (896)      (41,906)
Employee benefits and other
  liabilities                           (1,991)       (2,013)
------------------------------------------------------------
Net noncurrent assets of
  discontinued operations             $ 44,905      $  7,976
============================================================

Note 3:  Interest, Net

Interest, net consisted of the following:


(in thousands)                            1999         1998       1997
----------------------------------------------------------------------
Interest expense                       $11,107      $12,754    $13,954
Capitalized interest                      (196)          (8)      (109)
Non-operating interest income             (529)      (5,194)    (1,531)
----------------------------------------------------------------------
Interest, net                          $10,382      $ 7,552    $12,314
======================================================================

    Total interest income was $0.6 million in fiscal 1999, $8.5 million in fiscal 1998 and $2.9 million in fiscal 1997.
    Cash payments for interest, net of amounts capitalized, totaled $11.4 million in fiscal 1999, $14.4 million in fiscal 1998 and $10.9 million in fiscal 1997.
    Interest expense of the Venezuela Foods business has been classified in discontinued operations.

Note 4:  Unusual Items

Fiscal 1999
The Company recognized unusual items that resulted in pre-tax charges of $29.0 million ($18.7 million after tax or 99 cents per diluted share) and were comprised of the following:


                            Employee
                          Termination    Lease     Property, Plant
                            Benefits   Commitment   and Equipment  Receivable
(in millions)              and Other     Costs       Write-down    Write-off    Total
-------------------------------------------------------------------------------------
Multifoods Distribution
  Group                        $ 6.4         $2.3           $ 2.8      $    -  $ 11.5
North America Foods              1.1            -             6.1           -     7.2
Divested Business                  -            -               -        10.3    10.3
-------------------------------------------------------------------------------------
Total unusual charges            7.5          2.3             8.9        10.3    29.0
Asset write-down and
  receivable write-off             -            -            (8.9)      (10.3)  (19.2)
Cash payments                   (5.0)        (0.7)              -           -    (5.7)
-------------------------------------------------------------------------------------
Liability balance as of
  February 28, 1999            $ 2.5         $1.6           $   -      $    -  $  4.1
=====================================================================================

    Management adopted a plan to consolidate its foodservice and vending distribution operations into a single business. The plan involves reducing the number of distribution centers by nine, reducing the size of the work force by approximately 300 people and reducing the vehicle fleet size by up to 10 percent. The charge covers losses on lease commitments; employee termination benefits; costs incurred for warehouse network, logistics and transportation studies; and the write-down of leasehold improvements. The Company believes that the actions associated with the plan will be completed over a 24-month period ended June 2000.
    The Company recognized a charge of $7.2 million for the write-down of assets and the cost of work-force reductions associated with its Canadian frozen bakery business. The charge resulted from the inability to sell the business at a price acceptable to the Company and from the loss of a major customer. The Company evaluated the carrying value of its long-lived assets as a result of these events and recognized a $6.1 million charge for asset impairment. In addition, a charge of $1.1 million primarily for employee termination benefits was recognized.
    The Company recognized an unusual charge of $10.3 million for the write-off of receivables from a major customer of its former food-exporting business. The Company had negotiated an exit agreement with this customer in fiscal 1998, which provided for payments to the Company for amounts due under notes and accounts receivable. The agreement had been restructured on several occasions because of the customer's financial difficulties. As a result of uncertainties with respect to the customer's ability to meet its obligations, the Company recognized a $5.0 million charge in the fourth quarter of fiscal 1998. In June 1998, the Company was notified by the customer that it would not meet its obligations under the restructured exit agreement. The Company believes the customer's financial problems were caused by its difficulty in moving product into the Russian marketplace and were complicated by economic difficulties in Russia. Accordingly, the Company believes that the remaining amounts due from the customer are not collectible.

Fiscal 1998
The Company recognized a pre-tax charge of $5.0 million ($3.2 million after tax or 17 cents per share) to reduce the carrying value of its receivables from a major customer of the Company's former food-exporting business. See further discussion under Fiscal 1999.

Fiscal 1997
The Company recognized unusual items that resulted in pre-tax charges of $20.1 million ($14.8 million after tax or 83 cents per share) and were comprised of the following:

(in millions)                                   Segment
-----------------------------------------------------------------------------
Asset impairment                   $11.4        North America Foods
Restructuring plan                   4.0        Multifoods Distribution Group
Severance and other costs            3.6        Corporate
Facility consolidation plan          1.1        Multifoods Distribution Group
-----------------------------------------------------------------------------
Total                              $20.1
========================================

    The Company recognized a charge of $11.4 million for asset impairment in its Canadian frozen bakery business. The impairment resulted in a $9.6 million reduction in goodwill and a $1.8 million reduction in fixed assets. During fiscal 1997, the business experienced an increase in competition in certain key markets and a significant decline in sales volume and operating results. The Company estimated the fair value of the business's assets using discounted expected future cash flows and determined that the carrying value of the business unit exceeded the fair value.
    Management adopted a restructuring plan at its vending distribution business directed at improving customer service. The plan included moving certain customer support functions from a central location to the distribution centers. Accordingly, the Company recorded a $2.8 million charge primarily for losses on lease commitments and a $1.2 million charge for involuntary employee termination benefits covering approximately 190 customer support employees. All significant actions related to the plan were completed in fiscal 1998.
    The Company recognized $2.2 million in severance and other costs resulting from the resignation of the Company's former chief executive officer and $1.4 million principally for costs of business assessment studies.
    Management adopted a plan to consolidate two foodservice distribution centers. As a result, the Company recorded a $1.1 million charge for the loss on lease commitments and employee termination benefits. Involuntary employee termination benefits covered approximately 40 warehouse, delivery and administrative employees. All significant actions related to the plan were completed in fiscal 1998.

Note 5:  Income Taxes

Income tax expense was as follows:

                                  U.S. Operations
                                 -----------------    Non-U.S
(in thousands)                   Federal     Other   Operations     Total
-------------------------------------------------------------------------
1999:
Current expense                  $   356    $  278      $ 7,548   $ 8,182
Deferred expense (benefit)        (3,845)      (21)       1,118    (2,748)
-------------------------------------------------------------------------
Total tax expense (benefit)      $(3,489)   $  257      $ 8,666   $ 5,434
=========================================================================
1998:
Current expense (benefit)        $  (229)   $  283      $ 9,775   $ 9,829
Deferred expense (benefit)         3,241     1,472       (2,226)    2,487
-------------------------------------------------------------------------
Total tax expense                $ 3,012    $1,755      $ 7,549   $12,316
=========================================================================
1997:
Current expense (benefit)        $(7,976)   $   57      $ 6,274   $(1,645)
Deferred expense (benefit)         3,385      (440)         307     3,252
-------------------------------------------------------------------------
Total tax expense (benefit)      $(4,591)   $ (383)     $ 6,581   $ 1,607
=========================================================================


    Temporary differences that gave rise to deferred tax assets and liabilities as of February 28, 1999 and 1998, were as follows:


                                      1999                    1998
                              --------------------    --------------------
                              Deferred   Deferred     Deferred   Deferred
                                Tax        Tax          Tax        Tax
(in thousands)                 Assets  Liabilities     Assets  Liabilities
--------------------------------------------------------------------------
Depreciation and
  amortization                 $ 2,072     $26,793     $ 1,483     $29,191
Accrued expenses                20,591      13,959      20,736      11,681
Inventory valuation methods        633           -         614           -
Reorganization and
  divestiture reserves           3,261           -         637           -
Provision for losses
  on receivables                   937           -       3,425           -
Loss carryforwards               8,219           -       7,137           -
Foreign earnings repatriation        -       2,360           -       3,139
Other                            5,135       1,622       3,201       1,550
--------------------------------------------------------------------------
Subtotal                        40,848      44,734      37,233      45,561
Valuation allowance               (853)          -           -           -
--------------------------------------------------------------------------
Total deferred taxes           $39,995     $44,734     $37,233     $45,561
==========================================================================

    At February 28, 1999, the Company had a U.S. federal consolidated net operating loss carryforward of approximately $13.7 million that will expire in fiscal 2013 and 2019. The Company's foreign operations had net operating loss carryforwards of approximately $2.6 million that will expire in fiscal 2005. The Company's foreign operations also had capital loss carryforwards of approximately $3.4 million that have no expiration date. The Company expects to fully utilize the net operating and capital loss carryforwards.
    In fiscal 1999, the Company recognized a valuation allowance for its foreign tax credit carryforward due to uncertainty over the Company's ability to utilize these credits prior to their expiration.
    Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:


(in thousands)                                 1999       1998       1997
-------------------------------------------------------------------------
Tax at U.S. federal statutory rate          $ 4,293    $12,947    $(3,418)
Differences:
  Effect of taxes on non-U.S. earnings          912     (1,641)     4,887
  State and local income taxes                  167      1,141       (249)
  Effect of intangibles                         101        137        148
  Other                                         (39)      (268)       239
-------------------------------------------------------------------------
Total income taxes                          $ 5,434    $12,316    $ 1,607
=========================================================================

    Provision has been made for U.S. income taxes applicable to anticipated remittances of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $20.1 million in fiscal 1999, $26.3 million in fiscal 1998 and $6.2 million in fiscal 1997.
    Cash paid (received) for income taxes totaled $13.0 million in fiscal 1999, $(1.0) million in fiscal 1998 and $5.3 million in fiscal 1997.

Note 6:  Supplemental Balance Sheet Information


(in thousands)                                      1999            1998
------------------------------------------------------------------------
Trade accounts receivable, net:
  Trade                                        $ 127,877       $ 116,261
  Allowance for doubtful accounts                 (3,034)         (4,317)
------------------------------------------------------------------------
Total trade accounts receivable, net           $ 124,843       $ 111,944
========================================================================
Inventories:
  Raw materials, excluding grain               $  12,742       $   8,302
  Grain                                            2,745           6,258
  Finished and in-process goods                  142,122         137,501
  Packages and supplies                            4,805           4,274
------------------------------------------------------------------------
Total inventories                              $ 162,414       $ 156,335
========================================================================
Property, plant and equipment, net:
  Land                                         $  12,398       $  11,389
  Buildings and improvements                      82,766          80,172
  Machinery and equipment                        191,504         190,324
  Transportation equipment                         1,451           4,876
  Improvements in progress                        12,020           5,958
------------------------------------------------------------------------
                                                 300,139         292,719
  Accumulated depreciation                      (134,978)       (122,737)
------------------------------------------------------------------------
Total property, plant and equipment, net       $ 165,161       $ 169,982
========================================================================
Other assets:
  Prepaid pension                              $  34,595       $  29,505
  Identifiable intangible assets                  10,273          11,368
  Other                                           19,843          16,468
------------------------------------------------------------------------
Total other assets                             $  64,711       $  57,341
========================================================================
Other current liabilities:
  Wages and benefits                           $  11,075       $  15,282
  Income taxes                                    14,954          13,784
  Other                                           32,198          34,773
------------------------------------------------------------------------
Total other current liabilities                $  58,227       $  63,839
========================================================================
Accumulated other comprehensive loss:
  Foreign currency translation adjustment      $ (13,804)      $(110,812)
  Minimum pension liability adjustment            (3,411)         (3,499)
------------------------------------------------------------------------
Total accumulated other comprehensive loss     $ (17,215)      $(114,311)
========================================================================

Note 7:  Financial Instruments

Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value. The Company's $67.0 million carrying value of medium-term notes, $2.0 million of which is classified as current, had a fair value of $66.3 million as of February 28, 1999.

Commodity risk management
The Company utilizes commodity futures contracts to reduce the risks associated with price fluctuations on its wheat inventories and other major bakery ingredients, such as flour, soybean oil and sugar.
    At February 28, 1999, the Company held futures contracts to purchase wheat, soybean oil and sugar with an aggregate contract value of $23.1 million. The amount of deferred losses, measured by using quoted market prices as of February 28, 1999, was $1.8 million. Gains and losses on commodity futures contracts are deferred in inventory until the production flows through cost of goods sold.

Foreign currency hedging
The Company's Canadian operations enter into foreign currency forward contracts to minimize exposure to foreign currency fluctuations with respect to U.S. dollar-denominated transactions. At February 28, 1999, the Company held foreign exchange forward contracts to sell and buy U.S. dollars totaling $20.3 million and $11.3 million, respectively. The foreign exchange forward contracts are purchased through major Canadian banking institutions. The deferred gains on such contracts were insignificant. The gains and losses arising on these transactions are recognized in income at the maturity of the contracts.

Interest rate risk management
The Company enters into fixed interest rate swaps to reduce the Company's risk of increased interest costs during periods of rising interest rates. Under the terms of the agreements, the Company will make quarterly payments at a fixed rate. In return, the Company will receive floating rate payments based on the current three-month London Interbank Offered Rate (LIBOR). The net amount received or paid under the terms of the contract is classified as interest expense. The fair value as of February 28, 1999, was $0.4 million (unrealized gain). The following table provides further information on the interest rate swaps:


                                                           Pay-fixed   Receive-variable
Notional Amount    Commencing Date      Maturity Date        Rate            Rate
---------------------------------------------------------------------------------------
$20 million        March 2, 1998        March 3, 2003        6.175%      3-month LIBOR
$20 million        December 15, 1998    December 15, 2008    5.320%      3-month LIBOR
---------------------------------------------------------------------------------------

Off-balance sheet risk
As of February 28, 1999 and 1998, the Company had sold with limited recourse $17.8 million and $21.2 million of accounts receivable, respectively, related to its Canadian operations. Collections received on these accounts may be replaced by new receivables in order to maintain the aggregate outstanding balance. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in other income (expense), net in the consolidated statements of operations.

Concentrations of credit risk
Management believes that the credit risk of exchange-traded futures contracts, foreign exchange forward contracts and interest rate contracts due to nonperformance of the counterparties is insignificant.
    The Company extends credit on a regular basis under various terms to customers that meet certain financial and other criteria. In general, the Company does not require collateral or security. The Company believes that its trade receivables do not represent significant concentrations of credit risk due to the large number of customers and markets into which its products are sold, as well as their dispersion across geographic areas.

Note 8:  Notes Payable


Notes payable consisted of the following:


(in thousands)                                    1999            1998
----------------------------------------------------------------------
Canadian bankers' acceptances                 $      -        $ 15,451
Notes payable, principally to banks             88,688          39,525
Amounts reclassified to long-term debt         (56,199)        (53,951)
----------------------------------------------------------------------
Total notes payable                           $ 32,489        $  1,025
======================================================================

    The Company has $320 million under committed revolving credit agreements, of which $270 million expires in March 2001 and $50 million expires in February 2000. The Company had available $229 million under these revolving credit agreements as of February 28, 1999. The interest rates on borrowings under these agreements are variable and based on current market factors. There are no restrictions on the use of these facilities for general corporate purposes and support for commercial paper issued by the Company. The credit agreements contain certain restrictive covenants that include maintenance of minimum tangible net worth, a fixed charge coverage ratio and an indebtedness to capitalization ratio. None of the restrictive covenants is expected to affect the payment of dividends based on the Company's present dividend rate. Related facility fees were $0.4 million in fiscal 1999 and 1998.
    Notes payable totaling $56.2 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    The weighted average interest rates on notes payable outstanding at February 28, 1999 and 1998, were 5.3% and 5.6%, respectively.
    At February 28, 1999, the Company had total uncommitted lines of credit from banks in the United States and Canada of approximately $110 million, of which $90 million was available. No compensating balances were required for any of these credit lines.

Note 9:  Long-Term Debt


Long-term debt, net of current portion of $2.8 million in fiscal 1999 and $24.5 million in fiscal 1998, was as follows:


(in thousands)                                           1999        1998
-------------------------------------------------------------------------
Medium-term notes                                    $ 65,000    $ 67,000
Notes payable, reclassified                            56,199      53,951
-------------------------------------------------------------------------
Total long-term debt                                 $121,199    $120,951
=========================================================================

    The Company maintains a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities, of which $140 million remained available at February 28, 1999. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. Medium-term notes outstanding at February 28, 1999, mature in fiscal 2000 to 2006 and have a weighted average interest rate of 6.6%.
    Minimum principal payments totaling $121.2 million are due as follows: $20.0 million in fiscal 2001, $56.2 million in fiscal 2002, $1.0 million in fiscal 2003, $14.0 million in fiscal 2004, $6.0 million in fiscal 2005 and $24.0 million in fiscal 2006. Minimum principal payments of $56.2 million in fiscal 2002 represent notes payable that were classified as long-term debt due to the revolving credit agreements that expire in March 2001 (see Note 8). The Company intends to refinance these obligations by establishing new long-term credit facilities.

Note 10:  Shareholders' Equity

The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock, consisting of 500,000 shares, par value $1.00 per share. No Preferred Capital Stock was outstanding during the three years ended February 28, 1999.
   The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right.
In addition, if the Company is acquired in a merger or other business combination transaction or if 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.

Note 11:  Leases

The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 28, 1999:


                                                   Operating
(in thousands)                                       Leases
------------------------------------------------------------
2000                                                 $17,417
2001                                                  13,685
2002                                                  10,591
2003                                                   7,635
2004                                                   5,862
2005 and beyond                                       10,258
------------------------------------------------------------
Total minimum lease payments*                        $65,448
============================================================

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.
    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                            1999        1998      1997
--------------------------------------------------------------------
Minimum rentals                        $25,091     $26,663   $27,096
Contingent rentals                          53          46         6
Sublease rentals                          (355)        (53)        -
--------------------------------------------------------------------
Total net rent expense                 $24,789     $26,656   $27,102
====================================================================

Note 12:  Commitments and Contingencies

In fiscal 1998, the Company was notified that approximately $6 million in Company-owned inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by the major customer of the Company's former food-exporting business. The Company believes, based on the facts known to date, that the loss is covered by insurance. If the loss from the theft of product is not covered by insurance, the Company would recognize a material charge to its results of operations.
    In fiscal 1998, the Company signed an exclusive supply agreement with a customer in Venezuela that requires the Company to guarantee debt obligations of up to $4.4 million. The customer has pledged certain assets that have an estimated market value in excess of the guarantee. It is not practicable to estimate the fair value of the guarantee; however, the Company does not expect that it will incur losses as a result of this guarantee.
    At February 28, 1999, the Company had guaranteed and provided standby letters of credit totaling $113.3 million related to bank loans and trade obligations of its discontinued Venezuela Foods business.
    At February 28, 1999, the estimated cost to complete improvements in progress totaled approximately $15 million.

Note 13:  Stock Plans

The 1989 and 1997 stock-based plans of the Company permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation Committee of the Board of Directors. At February 28, 1999, a total of 725,062 common shares were available for grants.
    In fiscal 1999, grants of 11,222 shares of restricted stock were awarded with varying performance criteria and vesting periods. At February 28, 1999, the total number of restricted shares outstanding was 55,357. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.
    Stock options are granted to purchase shares of Company common stock at not less than fair market value at dates of grant. With the exception of certain options that become exercisable over a period of years based on varying performance criteria, options generally become exercisable one year after the date of grant. In addition, options generally expire 10 years after the date of grant.
    The per share weighted average fair values of stock options granted were $6.91 in fiscal 1999, $4.28 in fiscal 1998 and $4.40 in fiscal 1997. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the calculation:

Assumptions                    1999             1998             1997
----------------------------------------------------------------------
Expected dividend yield         3.8%             4.0%             3.8%
Expected volatility            24.0%            20.7%            19.8%
Risk-free interest rates        5.7%             6.2%             6.6%
Expected life (in years)         8.2              8.3              8.3
----------------------------------------------------------------------

    The Company applies APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the date of grant for its stock options, the Company's earnings (loss) from continuing operations would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share data)      1999     1998       1997
-------------------------------------------------------------------
Earnings (loss) from continuing
  operations:
    As reported                          $6,832  $24,674   $(11,374)
    Pro forma                             5,944   23,915    (11,784)

Diluted earnings (loss) per share
  from continuing operations:
    As reported                          $ 0.36  $  1.33   $  (0.63)
    Pro forma                              0.31     1.28      (0.66)
-------------------------------------------------------------------


    The following table contains information on stock options:

                                            Option Price
                             Shares        Per Share-Range
----------------------------------------------------------
Outstanding at
  February 29, 1996        1,566,822        $16.06 - 29.00
Granted                      273,509         16.00 - 20.81
Exercised                    (30,250)        16.63 - 19.21
Expired or canceled         (285,050)        16.75 - 28.06
----------------------------------------------------------
Outstanding at
  February 28, 1997        1,525,031        $16.00 - 29.00
Granted                      583,066         18.19 - 27.69
Exercised                   (731,451)        16.75 - 28.06
Expired or canceled          (40,150)        18.69 - 28.06
----------------------------------------------------------
Outstanding at
  February 28, 1998        1,336,496        $16.00 - 29.00
Granted                      181,564         23.25 - 29.28
Exercised                   (191,879)        18.69 - 28.06
Expired or canceled          (25,222)        18.69 - 29.28
----------------------------------------------------------
Outstanding at
  February 28, 1999        1,300,959        $16.00 - 29.28
==========================================================
Options exercisable at:
February 28, 1997          1,321,281        $16.06 - 29.00
February 28, 1998            831,396        $16.00 - 29.00
February 28, 1999            875,009        $16.00 - 29.00
----------------------------------------------------------

Note 14:  Retirement Plans

Defined benefit pension plans and other post-retirement benefits
In the United States and Canada, defined benefit pension plans cover substantially all employees. Benefits are based primarily on years of credited service and average compensation or stated amounts for each year of service. These plans are generally funded by contributions to tax-exempt trusts in amounts sufficient to provide assets to cover the plans' obligations. Plan assets consist principally of listed equity securities, fixed income securities and cash equivalents.
    The Company also provides post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. Life insurance benefits are funded on a pay-as-you-go basis through an insurance company. Health-care benefits are provided under a self-insured program administered by an insurance company.
    Summaries related to the changes in benefit obligations and plan assets, and to the funded status of the plans are as follows:

                                                              Post-Retirement
                                 Pension Benefits                Benefits
                                -------------------        --------------------
(in thousands)                      1999       1998            1999        1998
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at
  beginning of year             $193,627   $180,074        $ 13,811    $ 18,522
Service cost                       3,337      2,492             101         356
Interest cost                     12,518     12,883             907       1,154
Plan participants'
  contributions                      556        592             526         443
Amendments                         2,989      1,149            (967)          -
Plan expenses                       (527)      (434)              -           -
Actuarial (gain) loss              9,835     14,165           2,093      (1,559)
Benefits payments                (15,127)   (14,708)         (1,760)     (2,020)
Curtailments                           -       (166)              -      (2,915)
Foreign exchange adjustment       (3,397)    (2,420)           (249)       (170)
-------------------------------------------------------------------------------
Benefit obligation at end
  of year                       $203,811   $193,627        $ 14,462    $ 13,811
===============================================================================

Change in plan assets
Fair value of plan assets
  at beginning of year          $231,032   $202,131        $      -    $    535
Actual return on plan assets      44,012     45,148               -          17
Employer contribution              1,017        982           1,234       1,025
Plan participants'
  contributions                      556        592             526         443
Benefits payments                (15,127)   (14,708)         (1,760)     (2,020)
Plan expenses                       (527)      (434)              -           -
Foreign exchange adjustment       (3,933)    (2,679)              -           -
-------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                   $257,030   $231,032        $      -    $      -
===============================================================================

Funded status
Funded status at end of year    $ 53,219   $ 37,405        $(14,462)   $(13,811)
Unrecognized transition
   asset                          (5,902)    (7,663)              -           -
Unrecognized prior service
  cost                             5,999      4,864            (575)        348
Unrecognized net (gain) loss     (29,800)   (15,375)          1,692        (220)
-------------------------------------------------------------------------------
Net amount recognized           $ 23,516   $ 19,231        $(13,345)   $(13,683)
===============================================================================

Amounts recognized in the
  consolidated balance sheet
  consist of:
    Prepaid benefit cost        $ 34,595   $ 29,505        $      -    $      -
    Accrued benefit liability    (16,679)   (16,018)        (13,345)    (13,683)
    Intangible asset                   8          8               -           -
    Accumulated other
      comprehensive loss           5,592      5,736               -           -
-------------------------------------------------------------------------------
Net amount recognized           $ 23,516   $ 19,231        $(13,345)   $(13,683)
===============================================================================

                                                                Post-Retirement
                                   Pension Benefits                 Benefits
                                   ----------------            ----------------
Weighted-average assumptions        1999       1998            1999        1998
-------------------------------------------------------------------------------
Discount rate                       6.2%       6.7%            6.2%        6.8%
Expected return on plan assets     10.3%       9.5%             N/A         N/A
Rate of compensation increase       4.0%       4.0%             N/A         N/A
-------------------------------------------------------------------------------

    The assumed annual rate of increase in per capita costs of post-retirement health-care benefits for fiscal 1999 ranged from 4% to 8%. The rate is assumed to decrease gradually to between 4% to 4.8% for fiscal 2004 and thereafter.
    Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a one-percentage change in the assumed health-care cost trends are as follows:

                                    1% point         1% point
(in thousands)                      Increase         Decrease
-------------------------------------------------------------
Total of service and interest cost   $ 37            $ (35)
Accumulated post-retirement
  benefit obligation                  548             (486)
-------------------------------------------------------------

                                                                 Post-Retirement
                                    Pension Benefits                  Benefits
                            ----------------------------    -------------------------
(in thousands)                  1999      1998      1997       1999     1998     1997
-------------------------------------------------------------------------------------
Components of net periodic
  benefit cost
Service cost                $  3,337  $  2,492  $  2,492     $  101  $   356  $   474
Interest cost                 12,518    12,883    12,438        907    1,154    1,351
Expected return on plan
  assets                     (20,419)  (16,419)  (15,972)         -       (9)     (21)
Amortization of transition
  (asset) obligation          (1,532)   (1,443)   (1,197)         -        -        -
Amortization of prior
  service cost                 1,367       820       807        (34)    (791)  (1,411)
Recognized actuarial
  (gain) loss                    760       575       814        117      (61)      15
-------------------------------------------------------------------------------------
Net periodic (benefit)
  cost                      $ (3,969) $ (1,092) $   (618)    $1,091  $   649  $   408
=====================================================================================

    The Company recognized a $2.9 million curtailment gain in fiscal 1998 from the elimination of subsidized retiree medical coverage for most active employees in the United Sates.
    The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:


                                        Pension Benefits
                                    ------------------------
(in thousands)                         1999             1998
------------------------------------------------------------
Projected benefit obligation        $17,251          $16,018
Accumulated benefit obligation       17,197           16,018
Plan assets                               -                -
------------------------------------------------------------

    The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:

(in thousands)                         1999             1998
------------------------------------------------------------
Minimum liability recognized in
  comprehensive loss                $(5,592)         $(5,736)
Tax benefit                           2,181            2,237
------------------------------------------------------------
Minimum liability recognized in
  comprehensive loss, net of tax    $(3,411)         $(3,499)
============================================================

Defined contribution plans
Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the participating employee's contributions subject to certain limitations. Employer contributions, which are invested in shares of the Company's common stock, were $2.2 million in fiscal 1999, $2.0 million in fiscal 1998 and $2.1 million in fiscal 1997.

Note 15:  Multifoods' Business Segments

The Company has two reportable business segments: Multifoods Distribution Group and North America Foods.
    Multifoods Distribution Group is a distributor of food and other products to the foodservice industry in the United States. The business offers foodservice customers a broad selection of national brand-name, regional and private-label items, including food products, paper goods and cleaning supplies, through its national network of distribution centers. Customers include casual-dining, limited-menu restaurants, such as pizza, Mexican and Italian establishments, and sandwich shops; vending operators; the office coffee service market; movie theaters; fund-raising groups; commissaries; and stadium and recreational concession stands. The Company holds leadership positions in the independent pizza restaurant, vending and office coffee service foodservice categories.
    North America Foods is comprised of two business units: U.S. Foods and Robin Hood Multifoods in Canada. U.S. Foods is a manufacturer and provider of baking mixes and frozen batters, doughs and desserts to commercial customers and foodservice operators. Customers include retail, wholesale and in-store bakeries, and foodservice establishments, such as restaurants and convenience stores. In Canada, Robin Hood Multifoods is a leading consumer foods manufacturer and marketer of flour and baking mixes, primarily under the Robin Hood brand name; and condiments, primarily under the Bick's brand name. The Company also serves as a leading provider of grain-based products and condiments to commercial customers and foodservice operators.
    Divested Business consists of the food-exporting business, which the Company exited in fiscal 1998.
    The Company does not allocate interest expense, income taxes or certain corporate expenses to its business segments. Inter-segment revenues were immaterial for the years ended February 28, 1999, 1998 and 1997. The following tables set forth information by business segment:

                                                                   Operating
                                       Net    Operating   Unusual   Earnings
(in millions)                         Sales     Costs      Items     (Loss)
----------------------------------------------------------------------------
1999:
  Multifoods Distribution Group    $1,845.8   $(1,817.5)   $(11.5)    $ 16.8
  North America Foods                 450.8      (419.5)     (7.2)      24.1
  Divested Business                       -         0.8     (10.3)      (9.5)
  Corporate Expenses                      -        (8.5)        -       (8.5)
----------------------------------------------------------------------------
Total                              $2,296.6   $(2,244.7)   $(29.0)    $ 22.9
============================================================================
1998:
  Multifoods Distribution Group    $1,770.2   $(1,746.5)   $    -     $ 23.7
  North America Foods                 471.7      (441.1)        -       30.6
  Divested Business                     9.2        (4.8)     (5.0)      (0.6)
  Corporate Expenses                      -        (9.2)        -       (9.2)
----------------------------------------------------------------------------
Total                              $2,251.1   $(2,201.6)   $ (5.0)    $ 44.5
============================================================================
1997:
  Multifoods Distribution Group    $1,729.9   $(1,725.0)   $ (5.1)    $ (0.2)
  North America Foods                 476.7      (455.9)    (11.4)       9.4
  Divested Business                    42.5       (34.8)        -        7.7
  Corporate Expenses                      -       (10.3)     (3.6)     (13.9)
----------------------------------------------------------------------------
Total                              $2,249.1   $(2,226.0)   $(20.1)    $  3.0
============================================================================



                                 1999                                  1998                                1997
                  ----------------------------------  ----------------------------------  ------------------------------
                              Depreciation                       Depreciation                        Depreciation
                  Capital          and                 Capital       and                  Capital       and
(in millions)   Expenditures  Amortization  Assets  Expenditures Amortization  Assets  Expenditures  Amortization Assets
------------------------------------------------------------------------------------------------------------------------
Multifoods
  Distribution
  Group             $13.0        $11.4      $354.3      $ 5.4       $12.6       $338.3       $ 7.2      $12.9     $367.0
North America Foods  14.7         10.3       215.6        6.5        11.0        216.3        14.0       10.7      233.7
Divested Business       -            -         6.7          -           -         16.6         0.1          -       63.9
Corporate             0.4          0.4        75.4        6.7         0.4         61.5         0.4        0.4       65.0
Discontinued
  Operations            -            -        44.9          -           -         70.9           -          -       75.2
------------------------------------------------------------------------------------------------------------------------
Total               $28.1        $22.1      $696.9      $18.6       $24.0       $703.6       $21.7      $24.0     $804.8
========================================================================================================================


Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, and current and deferred income tax assets.


Geographic Information
The Company's North America Foods business segment operates in the United States and Canada. The Canadian operations had revenues of $297.3 million, $324.7 million and $332.0 million for fiscal years 1999, 1998 and 1997, respectively. In addition, long-lived assets of the Canadian operations were $79.3 million, $84.9 million and $90.0 million at February 28, 1999, 1998 and 1997, respectively. Long-lived assets consist of property, plant and equipment; goodwill; and identifiable intangible assets.


Note 16:   Quarterly Summary (unaudited)

                                                                    Operating
                                       Net     Operating   Unusual   Earnings
(in millions)                         Sales      Costs      Items     (Loss)
----------------------------------------------------------------------------
First Quarter - 1999
  Multifoods Distribution Group      $454.7     $(448.2)   $(11.5)    $ (5.0)
  North America Foods                 110.5      (105.9)     (7.2)      (2.6)
  Divested Business                       -         0.8     (10.3)      (9.5)
  Corporate Expenses                      -        (2.0)        -       (2.0)
----------------------------------------------------------------------------
Total                                $565.2     $(555.3)   $(29.0)    $(19.1)
============================================================================
First Quarter - 1998
  Multifoods Distribution Group      $446.7     $(443.2)   $    -     $  3.5
  North America Foods                 115.5      (112.5)        -        3.0
  Divested Business                     2.7        (2.1)        -        0.6
  Corporate Expenses                      -        (2.6)        -       (2.6)
----------------------------------------------------------------------------
Total                                $564.9     $(560.4)   $    -     $  4.5
============================================================================
Second Quarter - 1999
  Multifoods Distribution Group      $442.1     $(436.6)   $    -     $  5.5
  North America Foods                 105.0       (98.1)        -        6.9
  Corporate Expenses                      -        (2.3)        -       (2.3)
----------------------------------------------------------------------------
Total                                $547.1     $(537.0)   $    -     $ 10.1
============================================================================
Second Quarter - 1998
  Multifoods Distribution Group      $422.2     $(417.1)   $    -     $  5.1
  North America Foods                 116.7      (111.4)        -        5.3
  Divested Business                     2.7        (0.6)        -        2.1
  Corporate Expenses                      -        (1.9)        -       (1.9)
----------------------------------------------------------------------------
Total                                $541.6     $(531.0)   $    -     $ 10.6
============================================================================
Third Quarter - 1999
  Multifoods Distribution Group      $483.8     $(475.4)   $    -     $  8.4
  North America Foods                 127.3      (115.9)        -       11.4
  Corporate Expenses                      -        (2.2)        -       (2.2)
----------------------------------------------------------------------------
Total                                $611.1     $(593.5)   $    -     $ 17.6
============================================================================
Third Quarter - 1998
  Multifoods Distribution Group      $456.8     $(449.0)   $    -     $  7.8
  North America Foods                 133.4      (119.4)        -       14.0
  Divested Business                     3.4        (2.1)        -        1.3
  Corporate Expenses                      -        (2.4)        -       (2.4)
----------------------------------------------------------------------------
Total                                $593.6     $(572.9)   $    -     $ 20.7
============================================================================
Fourth Quarter - 1999
  Multifoods Distribution Group      $465.2     $(457.3)   $    -     $  7.9
  North America Foods                 108.0       (99.6)        -        8.4
  Corporate Expenses                      -        (2.0)        -       (2.0)
----------------------------------------------------------------------------
Total                                $573.2     $(558.9)   $    -     $ 14.3
============================================================================
Fourth Quarter - 1998
  Multifoods Distribution Group      $444.5     $(437.2)   $    -     $  7.3
  North America Foods                 106.1       (97.8)        -        8.3
  Divested Business                     0.4           -      (5.0)      (4.6)
  Corporate Expenses                      -        (2.3)        -       (2.3)
----------------------------------------------------------------------------
Total                                $551.0     $(537.3)   $ (5.0)    $  8.7
============================================================================



Note 16:   Quarterly Summary  (unaudited) (continued)

                             First Quarter     Second Quarter     Third Quarter       Fourth Quarter        Total Year
(in millions)               ---------------   ----------------   ---------------     ---------------    ---------------
except per share data)       1999      1998      1999     1998     1999     1998      1999     1998       1999     1998
-----------------------------------------------------------------------------------------------------------------------
Gross profit               $ 44.8     $44.3   $  42.7   $ 44.7    $51.8    $55.7     $45.5    $45.3     $184.8   $190.0

Earnings (loss) from
  continuing operations     (14.6)(b)   0.9       4.6      6.1      9.8     13.1       7.0      4.5(d)     6.8     24.6
Earnings (loss) from
  discontinued operations    (9.7)(c)   1.1    (119.2)    (1.6)    (7.3)    (3.7)     (2.5)    (0.4)    (138.7)    (4.6)
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)         (24.3)      2.0    (114.6)     4.5      2.5      9.4       4.5      4.1     (131.9)    20.0

Basic earnings (loss) per
  share of common stock (a):
    Continuing operations   (0.78)(b)  0.05      0.24     0.33     0.52     0.70      0.38     0.24(d)    0.36     1.34
    Discontinued operations (0.52)(c)  0.06     (6.35)   (0.08)   (0.38)   (0.19)    (0.14)   (0.02)     (7.39)   (0.25)
-----------------------------------------------------------------------------------------------------------------------
       Total                (1.30)     0.11     (6.11)    0.25     0.14     0.51      0.24     0.22      (7.03)    1.09

Diluted earnings (loss) per
  share of common stock (a):
    Continuing operations   (0.78)(b)  0.05      0.24     0.33     0.52     0.69      0.37     0.24(d)    0.36     1.33
    Discontinued operations (0.52)(c)  0.06     (6.30)   (0.08)   (0.38)   (0.19)    (0.13)   (0.03)     (7.34)   (0.25)
-----------------------------------------------------------------------------------------------------------------------
       Total                (1.30)     0.11     (6.06)    0.25     0.14     0.50      0.24     0.21      (6.98)    1.08

Comprehensive income
  (loss)                    (26.2)      1.5     (26.8)     4.0     12.1      7.5       6.1      3.0      (34.8)    16.0

Dividend paid per share
  of common stock            0.20      0.20      0.20     0.20     0.20     0.20      0.20     0.20       0.80     0.80

Market price of
  common stock:
    Close                  29 3/4    28 1/4    17 3/8   26 7/8  25 7/16   26 7/8  21 11/16 27 15/16   21 11/16  27 15/16
    High                 30 15/16    28 1/4   31 7/16   29 3/8  25 9/16  32 7/16  26 13/16   29 1/4    31 7/16   32 7/16
    Low                    27 5/8    20       17 5/16   24 1/2   15 3/8  26 3/16  20 15/16   24 5/8     15 3/8   20
-----------------------------------------------------------------------------------------------------------------------

(a) Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings
    (loss) per share in fiscal 1999 and 1998 does not equal the total computed for the year.

(b) Includes a net after-tax charge of $18.7 million, or 99 cents per diluted share, from unusual items.

(c) Includes a net after-tax charge of $8.4 million, or 45 cents per share, from unusual items.

(d) Includes a net after-tax charge of $3.2 million, or 17 cents per share, from unusual items. Also includes a net after-tax gain of $1.8 million, or 10 cents per share, from the elimination of subsidized retiree medical coverage for most active employees in the United States.


Five-Year Comparative Summary

Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)      1999           1998         1997         1996         1995
-----------------------------------------------------------------------------------------------------------------------
Consolidated Summary of Operations
Net sales                                               $ 2,296.6      $ 2,251.1    $ 2,249.1    $ 2,194.7    $ 1,977.5
Cost of materials and production                         (1,961.5)      (1,915.2)    (1,918.3)    (1,856.3)    (1,637.7)
Delivery and distribution                                  (150.3)        (145.9)      (155.5)      (154.1)      (138.2)
Selling, general and administrative                        (132.9)        (140.5)      (152.2)      (148.2)      (162.2)
Unusual items                                               (29.0)          (5.0)       (20.1)        (5.6)        26.2
Interest, net                                               (10.4)          (7.5)       (12.3)       (15.0)       (11.4)
Other income (expense), net                                  (0.2)             -         (0.5)        (0.8)        (0.7)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
  before income taxes                                        12.3           37.0         (9.8)        14.7         53.5
Income taxes                                                 (5.5)         (12.4)        (1.6)         0.3        (10.2)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                    6.8           24.6        (11.4)        15.0         43.3
-----------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Operating earnings (loss), after tax                      (14.1)          (4.6)        14.2          9.1         13.7
  Net loss on disposition, after tax                       (124.6)             -            -            -            -
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations               (138.7)          (4.6)        14.2          9.1         13.7
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                     $  (131.9)     $    20.0    $     2.8    $    24.1    $    57.0
=======================================================================================================================
Basic earnings (loss) per share:
  Continuing operations                                 $    0.36      $    1.34    $   (0.63)   $    0.82    $    2.40
  Discontinued operations                                   (7.39)         (0.25)        0.78         0.51         0.76
-----------------------------------------------------------------------------------------------------------------------
    Total                                               $   (7.03)     $    1.09    $    0.15    $    1.33    $    3.16
=======================================================================================================================
Diluted earnings (loss) per share:
  Continuing operations                                 $    0.36      $    1.33    $   (0.63)   $    0.82    $    2.40
  Discontinued operations                                   (7.34)         (0.25)        0.78         0.50         0.76
-----------------------------------------------------------------------------------------------------------------------
    Total                                               $   (6.98)     $    1.08    $    0.15    $    1.32    $    3.16
=======================================================================================================================
Year-End Financial Position
Current assets (3)                                      $   340.1      $   383.4    $   439.9    $   389.7    $   377.2
Current liabilities (3)                                     264.2          221.8        257.6        215.7        232.6
Working capital (excluding cash and short-term debt)(3)     179.3          177.3        268.6        211.1        195.6
Property, plant and equipment, net (2)                      165.2          170.0        175.4        175.6        197.8
Long-term debt (2)                                          121.2          121.0        200.9        196.5        179.5
Shareholders' equity                                        260.3          309.4        289.6        299.6        291.1
Total assets (3)                                            696.9          703.6        804.8        768.5        764.2
-----------------------------------------------------------------------------------------------------------------------
Dividends Paid
Preferred stock                                         $       -      $       -    $       -    $     0.1    $     0.2
Common stock                                                 15.0           14.7         14.5         14.4         14.4
Per share of common stock                                    0.80           0.80         0.80         0.80         0.80
-----------------------------------------------------------------------------------------------------------------------
Other Financial Data
Current ratio                                               1.3:1          1.7:1        1.7:1        1.8:1        1.6:1
Equity per share of common stock                        $   13.86      $   16.51    $   16.08    $   16.66    $   16.16
Debt to total capitalization (2)                              38%            32%          43%          41%          39%
Depreciation (2)                                        $    18.6      $    20.3    $    19.9    $    20.1    $    19.7
Capital expenditures, excluding acquisitions (2)        $    28.1      $    18.6    $    21.7    $    26.2    $    25.3
Average common shares outstanding:
  Basic                                                      18.8           18.4         18.0         18.0         18.0
  Diluted                                                    18.9           18.6         18.0         18.0         18.0
Number of common shareholders                               4,658          4,705        5,087        4,930        5,234
Number of employees (3)                                     6,743          6,807        7,176        7,115        7,495
Market price per share of common stock:
  Close                                                 $21 11/16      $27 15/16    $  21 1/8    $  18 5/8    $  18 5/8
  High                                                  $ 31 7/16      $32  7/16    $  22        $  23 7/8    $  19 5/8
  Low                                                   $  15 3/8      $20          $  15 1/8    $  17 1/4    $  15 1/8
-----------------------------------------------------------------------------------------------------------------------

(1) In fiscal 1999, the Company classified its Venezuela Foods business as discontinued operations. Prior year information has been reclassified accordingly.
(2) Continuing operations only.
(3) Includes discontinued operations.