Form 10-K405, Exhibit 13
period 2000-02-29
INTERNATIONAL MULTIFOODS CORP
filed 2000-05-16
CIK 51410

Exhibit 13
Five-Year Comparative Summary

Fiscal year ended the last day of February
(dollars and shares in millions, except per share data)      2000         1999          1998         1997         1996
----------------------------------------------------------------------------------------------------------------------
Consolidated Summary of Operations
Net sales                                               $ 2,384.7    $ 2,296.6     $ 2,251.1    $ 2,249.1    $ 2,194.7
Cost of materials and production                         (2,032.3)    (1,961.5)     (1,915.2)    (1,918.3)    (1,856.3)
Delivery and distribution                                  (168.4)      (150.3)       (145.9)      (155.5)      (154.1)
Selling, general and administrative                        (132.1)      (132.9)       (140.5)      (152.2)      (148.2)
Unusual items                                                 0.5        (29.0)         (5.0)       (20.1)        (5.6)
Interest, net                                               (11.0)       (10.4)         (7.5)       (12.3)       (15.0)
Other income (expense), net                                  (1.0)        (0.2)            -         (0.5)        (0.8)
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
  before income taxes                                        40.4         12.3          37.0         (9.8)        14.7
Income taxes                                                (15.7)        (5.5)        (12.4)        (1.6)         0.3
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                   24.7          6.8          24.6        (11.4)        15.0
----------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Operating earnings (loss), after tax                          -        (14.1)         (4.6)        14.2          9.1
  Net loss on disposition, after tax                        (19.6)      (124.6)            -            -            -
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations                (19.6)      (138.7)         (4.6)        14.2          9.1
----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                     $     5.1    $  (131.9)    $    20.0    $     2.8    $    24.1
======================================================================================================================
Basic earnings (loss) per share:
  Continuing operations                                 $    1.32    $    0.36     $    1.34    $   (0.63)   $    0.82
  Discontinued operations                                   (1.05)       (7.39)        (0.25)        0.78         0.51
----------------------------------------------------------------------------------------------------------------------
    Total                                               $    0.27    $   (7.03)    $    1.09    $    0.15    $    1.33
======================================================================================================================
Diluted earnings (loss) per share:
  Continuing operations                                 $    1.31    $    0.36     $    1.33    $   (0.63)   $    0.82
  Discontinued operations                                   (1.04)       (7.34)        (0.25)        0.78         0.50
----------------------------------------------------------------------------------------------------------------------
    Total                                               $    0.27    $   (6.98)    $    1.08    $    0.15    $    1.32
======================================================================================================================
Year-End Financial Position
Current assets (3)                                      $   354.0    $   340.1     $   383.4    $   439.9    $   389.7
Current liabilities (3)                                     277.5        264.2         221.8        257.6        215.7
Working capital (excluding cash and short-term debt)(3)     126.8        179.3         177.3        268.6        211.1
Property, plant and equipment, net (2)                      204.9        165.2         170.0        175.4        175.6
Long-term debt (2)                                          147.2        121.2         121.0        200.9        196.5
Shareholders' equity                                        255.1        260.3         309.4        289.6        299.6
Total assets (3)                                            736.2        696.9         703.6        804.8        768.5
----------------------------------------------------------------------------------------------------------------------
Dividends Paid
Preferred stock                                         $       -    $       -     $       -    $       -    $     0.1
Common stock                                                 15.0         15.0          14.7         14.5         14.4
Per share of common stock                                    0.80         0.80          0.80         0.80         0.80
----------------------------------------------------------------------------------------------------------------------
Other Financial Data
Current ratio                                               1.3:1        1.3:1         1.7:1        1.7:1        1.8:1
Equity per share of common stock                        $   13.62    $   13.86     $   16.51    $   16.08    $   16.66
Debt to total capitalization (2)                              45%          38%           32%          43%          41%
Depreciation (2)                                        $    18.6    $    18.6     $    20.3    $    19.9    $    20.1
Capital expenditures, excluding acquisitions (2)        $    49.4    $    28.1     $    18.6    $    21.7    $    26.2
Average common shares outstanding:
  Basic                                                      18.8         18.8          18.4         18.0         18.0
  Diluted                                                    18.8         18.9          18.6         18.0         18.0
Number of common shareholders                               4,445        4,658         4,705        5,087        4,930
Number of employees (2)                                     4,362        4,232         4,043        4,204        4,183
Market price per share of common stock:
  Close                                                 $10 15/16    $21 11/16     $27 15/16    $  21 1/8    $  18 5/8
  High                                                  $ 24 3/16    $ 31 7/16     $32  7/16    $  22        $  23 7/8
  Low                                                   $  10 3/4    $  15 3/8     $20          $  15 1/8    $  17 1/4
----------------------------------------------------------------------------------------------------------------------

(1) In fiscal 1999, the Company classified its Venezuela Foods business as discontinued operations. Prior year information has been reclassified accordingly.
(2)  Continuing operations only.
(3)  Includes discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company currently operates in two business segments: Multifoods Distribution Group and North America Foods. Multifoods Distribution Group markets and distributes a broad selection of food and related products to the foodservice industry in the United States. Products are delivered from a nationwide network of distribution centers. North America Foods consists of two units, U.S. Foods and Robin Hood Multifoods. U.S. Foods produces bakery mixes and frozen bakery products for foodservice operators and commercial customers. Robin Hood Multifoods, a Canadian subsidiary, processes and markets flour, bakery mixes, condiments and other food products for consumers and commercial customers. A summary of operating results by business segment is included in Note 16 to the consolidated financial statements.

In August 1999, the Company completed the sale of its Venezuela Foods business. The Venezuelan business is classified as discontinued operations in the consolidated financial statements and in the following management discussion and analysis.

RESULTS OF OPERATIONS
---------------------

Overview

For the year ended February 29, 2000, net earnings were $5.1 million, or 27 cents per share. Fiscal 2000 earnings were reduced by an after-tax charge of $19.6 million associated with discontinued operations. The charge was due to a loss on the sale of the Venezuela Foods business and higher-than-expected Venezuelan operating losses.

For fiscal 1999, the net loss from continuing and discontinued operations totaled $131.9 million, or $6.98 per diluted share. The net loss resulted from a $138.7 million loss from discontinued operations, which included a $93.3 million non-cash charge for the recognition of unrealized foreign currency translation losses. Fiscal 1999 results were also reduced by after-tax unusual charges of $18.7 million, or 99 cents per diluted share, from continuing operations. The unusual charges were related to the Company's plan to consolidate its vending and foodservice distribution businesses, the write-off of receivables from a major customer of the Company's former food-exporting business, and the write-down of assets and costs associated with the Canadian frozen bakery business. Further information on unusual charges follows in the discussion of segment results and in Note 5 to the consolidated financial statements.


Continuing Operations

Fiscal 2000 compared with Fiscal 1999

Overview

Fiscal 2000 earnings from continuing operations were $24.7 million, or $1.31 per diluted share, compared with $6.8 million, or 36 cents per share, a year ago. Excluding unusual charges, fiscal 1999 earnings from continuing operations were $25.5 million, or $1.35 per diluted share. Current-year earnings declined because of lower operating earnings in Multifoods Distribution Group, which experienced higher delivery and distribution costs. The increase in these costs was related to issues associated with the distribution group's facility consolidations and information systems conversion. The Company experienced a decline in productivity due to employee turnover at recently consolidated facilities and inefficiencies as employees adjusted to new warehouse layouts and a new information system. In order to maintain strong customer service, the Company added temporary employees and incurred additional freight charges. The Company is addressing these issues and expects to return to more normalized cost levels by the middle of next fiscal year.

The decline in fiscal 2000 earnings, however, was partially offset by higher operating earnings in North America Foods and by lower administrative expenses, which benefited from reduced pension and employee incentive compensation costs.

Segment Results

Multifoods Distribution Group: Net sales increased 3% to $1.9 billion as a result of higher sales volumes to independent vending operators and the addition of results from Better Brands, Inc., a foodservice distribution business that was acquired in October 1999. The increase was partially offset by a significant decline in cheese prices during the last half of the fiscal year and lower sales to pizza restaurants. Excluding the impact of the cheese price decline and the acquisition of Better Brands, overall sales volumes increased 2% for the year.

Operating earnings before unusual charges declined 28% to $20.4 million due to increased labor and delivery costs at the Company's foodservice and recently consolidated distribution facilities. The increased costs at these facilities more than offset improved results achieved at the Company's vending distribution facilities and lower administrative expenses.

In fiscal 1999, the Company recognized an unusual charge of $11.5 million for actions associated with the Company's plan to consolidate its vending and foodservice operations into a single business. The high delivery and distribution costs experienced in fiscal 2000 more than offset the operating earnings benefit this year from the consolidation program. The Company continues to expect the consolidation plan to provide long-term annualized improvement in operating earnings of $9 million to $12 million from additional capacity to grow sales and cost-savings. The timing of achieving these full benefits, however, is not expected to occur until fiscal 2002.


In the third quarter of fiscal 2000, the Company recognized a gain of $0.5 million from the reversal of certain reserves established as part of the distribution group's consolidation plan and from the sale of a distribution facility. The reversal was required as management determined that four distribution centers identified for closure under the original plan would remain open. Consequently, the Company had fewer-than-planned work-force reductions and lower lease commitment costs. The decision to keep the four distribution centers open was based on the acquisition of Better Brands in the Northeast United States, as well as strong growth potential and strategic opportunities in certain markets. Except for the facilities that will now stay open, remaining actions are expected to be implemented as planned.

North America Foods: Net sales increased 8% to $485.1 million, due to higher sales volumes in the United States and Canada. Sales of U.S. bakery products increased 14% primarily because of additional business with large in-store bakery chains. In Canada, sales increased 5% on higher volumes of bakery ingredients and flour to commercial customers and condiments to foodservice customers. In addition, sales benefited from favorable currency translation because of a stronger Canadian dollar but were reduced by the impact of lower wheat costs, which affect the Company's prices.

Operating earnings before unusual charges increased 23% to $38.6 million because of the higher sales volumes and lower raw material costs. The improvement in operating margin resulted primarily from the effects of spreading fixed expenses over the higher sales volumes.

In fiscal 1999, the Company recognized an unusual charge of $7.2 million for the write-down of assets and the cost of work-force reductions in its Canadian frozen bakery business.


Non-Operating Expense and Income

In fiscal 2000, net interest expense for continuing operations was $11 million, compared with $10.4 million last year. The increase in interest expense resulted from higher debt levels but was partially offset by an increase in interest income. In the current year, the Company recognized interest income on a note from Gruma S.A. de C.V. (Gruma) that was received from the sale of its Venezuelan consumer and commercial foods business.

Interest expense for continuing operations excludes interest that was associated with debt obligations of the Company's discontinued Venezuela Foods business. Interest expense classified in discontinued operations for fiscal years 2000 and 1999 was $2.4 million and $4.9 million, respectively.

In fiscal 1999, the Company recognized a gain of $0.8 million from the sale of its investment in a Mexican animal feed business.


Income Taxes

The effective tax rates on earnings before unusual items was 38% in fiscal 2000 and 1999. Including the effect of unusual items, the Company's overall tax rates were 38.8% in fiscal 2000 and 44.3% in fiscal 1999. The Company currently expects an effective tax rate of approximately 38% in fiscal 2001.


Fiscal 1999 compared with Fiscal 1998

Overview

Fiscal 1999 earnings from continuing operations were $6.8 million, or 36 cents per share, compared with $24.6 million, or $1.33 per diluted share, in fiscal 1998. Net earnings were affected by unusual charges in both years. Excluding unusual charges, fiscal 1999 earnings were $25.5 million, or $1.35 per diluted share, compared with $27.8 million, or $1.50 per diluted share, in the prior year. The decline in earnings was the result of non-recurring items that contributed 33 cents per share to fiscal 1998 earnings. These non-recurring items included income from the Company's divested food-exporting business, a gain on the elimination of the post-retirement health-care benefit subsidy for future retirees and interest income on income tax refunds. In addition, fiscal 1998 earnings benefited from a low effective tax rate.

Segment Results

Multifoods Distribution Group: Net sales increased 4% to $1.85 billion as a result of higher sales to independent vending operators and pizza and Mexican restaurant customers. The increase was also due to higher foodservice prices that resulted from an increase in cheese costs.

Operating earnings before unusual items increased 19% to $28.3 million as a result of the higher sales volumes and lower administrative costs. The increase was partially offset by higher distribution costs, resulting from inefficiencies associated with the consolidation of distribution centers. Fiscal 1998 results included a $2 million curtailment gain from the elimination of the subsidy for post-retirement health-care benefits for future retirees.

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

Non-Operating Expense and Income

In fiscal 1999, net interest expense for continuing operations was $10.4 million, compared with $7.5 million in fiscal 1998. The low net interest cost in fiscal 1998 was the result of $3.2 million in interest income recognized from U.S. Federal income tax refunds.

Income Taxes

The effective tax rates on earnings before unusual items were 38% in fiscal 1999 and 33.7% in fiscal 1998. The low tax rate in fiscal 1998 was the result of a change in the expected utilization of net operating loss and capital loss carryforwards of the Company's Canadian business. Including the effect of unusual items, the Company's overall tax rates were 44.3% in fiscal 1999 and 33.3% in fiscal 1998.

Discontinued Operations

In fiscal 1999, the Company recognized an estimated loss of $124.6 million for the planned disposition of its Venezuela Foods business.
The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22 million for operating losses from the measurement date (July 31,1998) to the expected disposal date, and a $9.3 million loss on disposal. The $9.3 million estimated loss on disposal was based on selling the business at net book value during fiscal 2000, with the loss resulting from estimated transaction costs and taxes.

In fiscal 2000, the Company completed its divestiture of the Venezuela Foods business and recorded an additional after-tax charge of $19.6 million. The charge consisted of a $4 million loss on the June 1999 sale of the Venezuelan agriculture and animal feeds business, a $3.8 million provision resulting from higher-than-expected operating losses and an $11.8 million charge from the August 1999 sale of the Venezuelan consumer and commercial foods business to Gruma. The $11.8 million charge primarily resulted from a higher-than-expected loss on the sale transaction, and a write-down of certain receivables and properties in Venezuela that were retained by the Company.


FINANCIAL CONDITION
-------------------

Capital Resources and Liquidity
The Company's short-term financing is provided by borrowings against its U.S. and Canadian revolving credit agreements and uncommitted lines of credit. As of February 29, 2000, the Company's committed revolving credit agreements totaled $276 million and its uncommitted lines of credit totaled $115 million. The Company intends to establish new long-term credit facilities during fiscal 2001 to replace the existing revolving credit agreements that expire in March 2001. The Company has a medium-term note program under its shelf registration statement filed with the Securities and Exchange Commission that provides for the issuance of up to $150 million in medium-term notes in various amounts. As of February 29, 2000, $140 million was available under the medium-term note program. See Notes 9 and 10 to the consolidated financial statements for additional information on capital resources.

The Company's debt-to-total-capitalization ratio increased to 45% at February 29, 2000, compared with 38% at February 28, 1999. The increase in the debt-to-total-capitalization ratio was primarily the result of planned capital expenditures and the acquisition of Better Brands.

Capital expenditures were $49.4 million in fiscal 2000, compared with $28.1 million in fiscal 1999. The increase reflects expenditures for facility expansion and consolidation projects in Multifoods Distribution Group and investments in North America Foods to accommodate volume growth. For fiscal 2001, the Company currently expects to spend about $35 million on capital projects. This includes investments in the distribution group's remaining consolidation and expansion projects and further investment in North America Foods.

In June 1999, the Company sold its Venezuelan agriculture and animal feeds business for $27.5 million in cash. Proceeds were used to reduce debt obligations of the Venezuelan business. In August 1999, the Company completed the sale of its Venezuelan consumer and commercial foods business to Gruma. The Company received an $18.96 million note from Gruma, payable over five years at an annual interest rate of 7.5%, and Gruma paid off or assumed the remaining debt obligations of the Venezuelan business, which totaled $55.5 million. The Company, however, retained $11.9 million of Venezuelan receivables and properties, which are expected to be collected or liquidated over the next 12-18 months.

The Company believes that cash flows from operations together with available external financing will be sufficient to fund operations, dividend payments and capital expenditures anticipated for fiscal 2001.


MARKET RISK MANAGEMENT
----------------------

The Company is exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect the Company's results of operations and financial position. To minimize these risks, the Company utilizes derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. The Company uses derivative financial instruments as risk management tools and not for speculative or trading purposes. See Note 8 to the consolidated financial statements for further information regarding financial instruments.

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

The open futures contracts mature in the period from March 2000 to December 2000 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour, soybean oil and sugar purchases.

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

The Company used sensitivity analysis to determine the impact of market risk exposures on the fair values of the Company's debt and financial instruments, including derivative financial instruments. Sensitivity analysis assesses the risk of loss in market risk sensitive instruments based on hypothetical changes in market prices or rates. The following tables provide information on the potential impact in fair value and pre-tax earnings assuming a 10% adverse change.

                                  Potential Effect on Fair Value
                                  ------------------------------
(in millions)                         2000                  1999
----------------------------------------------------------------
Futures contracts                     $1.1                  $2.1
Medium-term notes                      6.2                   6.6
Interest rate swaps                      -                   1.3
----------------------------------------------------------------


                          Potential Decrease in Pre-Tax Earnings
                          --------------------------------------
(in millions)                         2000                  1999
----------------------------------------------------------------
Currency forward contracts            $2.9                  $1.1
Notes payable                          0.9                   0.5
----------------------------------------------------------------



CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION
------------------------------------------------------------

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, the Company and its representatives may from time-to-time make written and oral forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company's operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the impact of competitive products and pricing; market or weather conditions that may affect the costs of grain, cheese, other raw materials and fuel; changes in laws and regulations; fluctuations in interest rates; the Company's ability to realize the book value of its remaining Venezuelan assets; the Company's ability to reduce delivery and distribution costs and realize the earnings benefits related to the distribution group's consolidation and expansion plans; the inability of the Company to collect on a $6 million insurance claim related to the theft of product in St. Petersburg, Russia; fluctuations in foreign exchange rates; risks commonly encountered in international trade; and other factors as may be discussed in the Company's reports filed with the Securities and Exchange Commission.



Independent Auditors' Report

The Board of Directors and Shareholders of
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of February 29, 2000, and February 28, 1999, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended February 29, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of February 29, 2000, and February 28, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended February 29, 2000, in conformity with generally accepted accounting principles.


/s/ KPMG LLP
-----------------------
KPMG LLP
Minneapolis, Minnesota
March 27, 2000



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


/s/ Gary E. Costley                  /s/ John E. Byom
--------------------                 --------------------------

Gary E. Costley                      John E. Byom
Chairman, President                  Vice President, Finance,
and Chief Executive Officer          and Chief Financial Officer




             INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                      Consolidated Statements of Operations


Fiscal year ended the last day of February
(in thousands, except per share data)        2000          1999          1998
-----------------------------------------------------------------------------
Net sales                             $ 2,384,715   $ 2,296,550   $ 2,251,096
Cost of materials and production       (2,032,349)   (1,961,441)   (1,915,226)
Delivery and distribution                (168,371)     (150,310)     (145,879)
-----------------------------------------------------------------------------
Gross profit                              183,995       184,799       189,991
Selling, general and
  administrative                         (132,057)     (132,943)     (140,503)
Unusual items                                 519       (28,963)       (5,000)
-----------------------------------------------------------------------------
Operating earnings                         52,457        22,893        44,488
Interest, net                             (11,040)      (10,382)       (7,552)
Other income (expense), net                (1,066)         (245)           54
-----------------------------------------------------------------------------
Earnings from continuing
  operations before income taxes           40,351        12,266        36,990
Income taxes                              (15,656)       (5,434)      (12,316)
-----------------------------------------------------------------------------
Earnings from continuing
  operations                               24,695         6,832        24,674
-----------------------------------------------------------------------------
Discontinued operations:
  Operating loss, after tax                     -       (14,068)       (4,650)
  Net loss on disposition,
    after tax                             (19,560)     (124,634)            -
-----------------------------------------------------------------------------
Loss from discontinued operations         (19,560)     (138,702)       (4,650)
-----------------------------------------------------------------------------
Net earnings (loss)                   $     5,135   $  (131,870)  $    20,024
=============================================================================

Basic earnings (loss) per share:
  Continuing operations               $      1.32   $      0.36   $      1.34
  Discontinued operations                   (1.05)        (7.39)        (0.25)
-----------------------------------------------------------------------------
    Total                             $      0.27   $     (7.03)  $      1.09
=============================================================================

Diluted earnings (loss) per share:
  Continuing operations               $      1.31   $      0.36   $      1.33
  Discontinued operations                   (1.04)        (7.34)        (0.25)
-----------------------------------------------------------------------------
    Total                             $      0.27   $     (6.98)  $      1.08
=============================================================================

Average shares of common stock
  outstanding:
    Basic                                  18,752        18,759        18,385
    Diluted                                18,786        18,903        18,619
-----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


              INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                          Consolidated Balance Sheets


February 29, 2000, and February 28, 1999
(in thousands)                                         2000          1999
-------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $ 11,224      $ 13,495
  Trade accounts receivable, net of allowance       122,638       124,843
  Inventories                                       171,342       162,414
  Deferred income taxes                               9,485        13,364
  Other current assets                               39,299        25,951
-------------------------------------------------------------------------
    Total current assets                            353,988       340,067
-------------------------------------------------------------------------
Property, plant and equipment, net                  204,924       165,161
Goodwill, net                                        84,894        82,089
Net noncurrent assets of discontinued operations          -        44,905
Other assets                                         92,401        64,711
-------------------------------------------------------------------------
Total assets                                       $736,207      $696,933
=========================================================================

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                    $ 41,521      $ 32,489
  Current portion of long-term debt                  20,000         2,750
  Accounts payable                                  167,282       161,700
  Net current liabilities of discontinued
    operations                                            -         9,079
  Other current liabilities                          48,652        58,227
-------------------------------------------------------------------------
    Total current liabilities                       277,455       264,245
-------------------------------------------------------------------------
Long-term debt                                      147,199       121,199
Deferred income taxes                                23,170        17,036
Employee benefits and other liabilities              33,259        34,137
-------------------------------------------------------------------------
    Total liabilities                               481,083       436,617
-------------------------------------------------------------------------
Shareholders' equity:
  Preferred capital stock                                 -             -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184         2,184
  Capital in excess of par value                     91,888        92,000
  Retained earnings                                 242,013       251,874
  Accumulated other comprehensive loss              (12,122)      (17,215)
  Treasury stock, 3,106 and 3,068 shares, at cost   (68,437)      (67,741)
  Unearned compensation                                (402)         (786)
-------------------------------------------------------------------------
    Total shareholders' equity                      255,124       260,316
-------------------------------------------------------------------------
Commitments and contingencies
-------------------------------------------------------------------------
Total liabilities and shareholders' equity         $736,207      $696,933
=========================================================================

See accompanying notes to consolidated financial statements.

                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                     Consolidated Statements of Cash Flows

Fiscal year ended the last day of February
(in thousands)                                           2000           1999           1998
-------------------------------------------------------------------------------------------
Cash flows from operations:
  Earnings from continuing operations                $ 24,695       $  6,832      $  24,674
  Adjustments to reconcile earnings from
    continuing operations to cash provided by
    continuing operations:
      Depreciation and amortization                    22,157         22,081         23,965
      (Gain) loss from unusual items                     (519)        28,963          5,000
      Deferred income tax expense (benefit)             8,443         (2,748)         2,486
      Provision for losses on (recoveries of)
        receivables                                     1,847            713           (430)
      Changes in working capital*                      (2,347)       (15,582)        50,222
      Other, net                                       (4,276)        (3,107)       (11,025)
-------------------------------------------------------------------------------------------
      Cash provided by continuing operations           50,000         37,152         94,892
      Cash provided by (used for)
        discontinued operations                       (12,541)       (39,500)        35,304
-------------------------------------------------------------------------------------------
          Cash provided by (used for)
            operations                                 37,459         (2,348)       130,196
-------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                (49,438)       (28,050)       (18,642)
  Acquisition of business                             (27,934)             -              -
  Purchase of Venezuelan operation assets             (15,799)             -              -
  Proceeds from sale of investment                          -          2,340              -
  Proceeds from other property disposals                4,405          2,010            669
  Discontinued operations                              38,098         (6,220)        (5,604)
-------------------------------------------------------------------------------------------
          Cash used for
            investing activities                      (50,668)       (29,920)       (23,577)
-------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase (decrease) in notes payable              9,492         31,430        (12,862)
  Additions to long-term debt                          44,921          3,157              -
  Reductions in long-term debt                         (2,750)       (23,750)       (60,658)
  Dividends paid                                      (14,988)       (14,995)       (14,665)
  Proceeds from issuance of common stock                1,235          4,129         16,108
  Purchase of treasury stock                           (2,598)        (4,787)          (799)
  Discontinued operations                             (26,195)        45,346        (31,974)
  Other, net                                            2,104         (2,133)           (16)
-------------------------------------------------------------------------------------------
          Cash provided by (used for)
            financing activities                       11,221         38,397       (104,866)
-------------------------------------------------------------------------------------------
(Increase) decrease in cash from discontinued
  operations                                             (263)        (1,747)         1,978
-------------------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                            (20)           (13)           (52)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   (2,271)         4,369          3,679
Cash and cash equivalents at beginning of year         13,495          9,126          5,447
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 11,224       $ 13,495      $   9,126
===========================================================================================

*Cash flows from changes in working capital:
   Accounts receivable                               $  9,325       $(17,880)     $  67,307
   Inventories                                         (1,124)        (8,693)        19,874
   Other current assets                                (6,960)         5,360          2,068
   Accounts payable                                     1,036         30,744        (38,300)
   Other current liabilities                           (4,624)       (25,113)          (727)
-------------------------------------------------------------------------------------------
     Net change                                      $ (2,347)      $(15,582)     $  50,222
===========================================================================================

See accompanying notes to consolidated financial statements.


                                INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES
                                   Consolidated Statements of Shareholders' Equity


                            10 cents par value                                 Accumulated
                            ------------------      Capital in                    Other
                            Common    Treasury       Excess of     Retained   Comprehensive     Unearned
(in thousands)              Stock       Stock        Par Value     Earnings       Loss        Compensation       Total
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1997         $2,184     $(83,262)       $88,124    $ 393,335       $(110,309)       $  (494)   $289,578
Comprehensive income(a)          -            -              -       20,024          (4,002)             -      16,022
Dividends declared on
  common stock                   -            -              -      (14,605)              -              -     (14,605)
36 shares purchased for
  treasury                       -         (799)             -            -               -              -        (799)
764 shares issued for
  employee benefit plans         -       16,581          3,216            -               -         (1,289)     18,508
Amortization of unearned
  compensation                   -            -              -            -               -            649         649
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1998          2,184      (67,480)        91,340      398,754        (114,311)        (1,134)    309,353
Comprehensive loss(a)            -            -              -     (131,870)         97,096              -     (34,774)
Dividends declared on
  common stock                   -            -              -      (15,010)              -              -     (15,010)
170 shares purchased for
  treasury                       -       (4,787)             -            -               -              -      (4,787)
208 shares issued for
  employee benefit plans         -        4,526            660            -               -           (262)      4,924
Amortization of unearned
  compensation                   -            -              -            -               -            610         610
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1999          2,184      (67,741)        92,000      251,874         (17,215)          (786)    260,316
Comprehensive income(a)          -            -              -        5,135           5,093              -      10,228
Dividends declared on
  common stock                   -            -              -      (14,996)              -              -     (14,996)
124 shares purchased for
  treasury                       -       (2,599)             -            -               -              -      (2,599)
86 shares issued for
  employee benefit plans         -        1,903           (112)           -               -           (226)      1,565
Amortization of unearned
  compensation                   -            -              -            -               -            610         610
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 29, 2000         $2,184     $(68,437)       $91,888    $ 242,013       $ (12,122)       $  (402)   $255,124
======================================================================================================================

(a) Reconciliations of net earnings (loss) to comprehensive income (loss) are as follows:

(in thousands)                                                       2000        1999        1998
-------------------------------------------------------------------------------------------------
Net earnings (loss)                                               $ 5,135   $(131,870)    $20,024
-------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
  Foreign currency translation adjustments                          3,600      (4,547)     (2,812)
  Reclassification adjustment due to foreign currency
    translation adjustments recognized                                  -     101,555           -
  Minimum pension liability adjustment (net of tax
    of $(955), $(56), and $761, respectively)                       1,493          88      (1,190)
-------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                             5,093      97,096      (4,002)
-------------------------------------------------------------------------------------------------

Comprehensive income (loss)                                       $10,228   $ (34,774)    $16,022
=================================================================================================

See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from these estimates.
    In fiscal 2000, the Company completed the sale of its Venezuela Foods business. The business segment is classified as discontinued operations in the consolidated financial statements (see Note 3). The notes to the consolidated financial statements, except where otherwise indicated, relate to continuing operations only.

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

Income Taxes
Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Earnings Per Share
Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period.
Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
     The computations for basic and diluted earnings per share from continuing operations are as follows:

(in thousands, except per share data)                2000       1999       1998
-------------------------------------------------------------------------------
Earnings from continuing operations               $24,695    $ 6,832    $24,674
-------------------------------------------------------------------------------

Average shares of common stock outstanding:
  Basic                                            18,752     18,759     18,385
  Effect of stock options                              34        144        234
-------------------------------------------------------------------------------
  Diluted                                          18,786     18,903     18,619
-------------------------------------------------------------------------------

Earnings per share from continuing operations:
  Basic                                           $  1.32    $  0.36    $  1.34
  Diluted                                            1.31       0.36       1.33
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

Goodwill and Other Intangibles
Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are amortized on a straight-line basis over various periods not exceeding 40 years. Identifiable intangible assets represent costs allocated to noncompete agreements, trade names and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of goodwill and other intangibles at February 29, 2000, and February 28, 1999, was $32.9 million and $29.3 million, respectively.

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

New Accounting Pronouncement
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are affected by the hedged item. The Company is currently assessing the impact of SFAS 133 on its financial statements and expects to adopt the new standard in March 2001.


Note 2:  Business Acquired

In October 1999, the Company completed its acquisition of Better Brands, Inc., a broadline foodservice distributor located in Windsor, Connecticut. The acquisition was accounted for using the purchase method, and accordingly, the results of operations for Better Brands have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price of $29.1 million included goodwill of $5.1 million, which will be amortized on a straight-line basis over 20 years. The Company's fiscal 2000 results would not have been materially different had this acquisition occurred at the beginning of the fiscal year.


Note 3:  Discontinued Operations

In fiscal 1999, the Company recognized an estimated after-tax loss of $124.6 million (after income tax expense of $10.8 million) for the planned disposition of its Venezuela Foods business. The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22.0 million for operating losses from the measurement date (July 31, 1998) to expected disposal date, and a $9.3 million loss on disposal. The $9.3 million estimated loss on disposal was based on selling the business at net book value during fiscal 2000, with the loss resulting from estimated transaction costs and taxes.
    In fiscal 2000, the Company completed its divestiture of the Venezuela Foods business and recorded an additional after-tax charge of $19.6 million (net of a $5.2 million tax benefit). The charge consisted of a $4.0 million loss on the June 1999 sale of the Venezuelan agriculture and animal feeds business, a $3.8 million provision resulting from higher-than-expected operating losses and an $11.8 million charge from the August 1999 sale of the Venezuelan consumer and commercial foods business to Gruma S.A. de C.V. (Gruma). The $11.8 million charge primarily resulted from a higher-than-expected loss on the sale transaction, and a write-down of certain receivables and properties in Venezuela that were retained by the Company. The retained assets totaled $10.4 million at February 29, 2000, and the Company expects to collect or liquidate these assets over the next 12-18 months.
    Proceeds from the sale of the Venezuelan agriculture and animal feeds business were $27.5 million in cash, which was used to reduce debt obligations of the Venezuelan business. Proceeds from the sale of the Venezuelan consumer and commercial foods business consisted of an $18.96 million note from Gruma and the assumption of the remaining debt obligations of the Venezuelan business, which totaled $55.5 million.
The note receivable is payable over five years and bears interest at an annual rate of 7.5%.
    Excluding the loss related to the disposal, the operating results of Venezuela Foods for fiscal 2000 (to the date of sale) and fiscal 1999 were as follows:

(in thousands)                              2000         1999
-------------------------------------------------------------
Net sales                               $115,574     $347,178
Operating loss                            (2,314)     (28,102)
Interest, net                             (2,387)      (4,901)
Net loss                                  (5,584)     (34,274)
-------------------------------------------------------------

    The net assets of the Venezuela Foods business as of February 28, 1999, were as follows:

(in thousands)                                           1999
-------------------------------------------------------------
Cash and cash equivalents                            $  2,745
Trade accounts receivable, net                         34,807
Inventories                                            72,638
Other current assets                                    6,009
Notes payable                                         (83,843)
Current portion of long-term debt                        (583)
Accounts payable                                      (33,312)
Other current liabilities                              (7,540)
-------------------------------------------------------------
Net current liabilities of
  discontinued operations                            $ (9,079)
=============================================================

Property, plant and equipment, net                   $ 46,127
Other assets                                            1,665
Long-term debt                                           (896)
Employee benefits and other
  liabilities                                          (1,991)
-------------------------------------------------------------
Net noncurrent assets of
  discontinued operations                            $ 44,905
=============================================================


Note 4:  Interest, Net

Interest, net consisted of the following:

(in thousands)                        2000         1999         1998
--------------------------------------------------------------------
Interest expense                   $13,902      $11,107      $12,754
Capitalized interest                  (814)        (196)          (8)
Non-operating interest income       (2,048)        (529)      (5,194)
--------------------------------------------------------------------
Interest, net                      $11,040      $10,382      $ 7,552
====================================================================

    Cash payments for interest, net of amounts capitalized, totaled $13.2 million in fiscal 2000, $11.4 million in fiscal 1999 and $14.4 million in fiscal 1998.
    Interest expense of the Venezuela Foods business is classified in discontinued operations.


Note 5:  Unusual Items

Fiscal 2000

In the third quarter of fiscal 2000, the Company recognized a gain of $0.5 million from the reversal of certain reserves established in fiscal 1999 as part of the distribution group's consolidation plan and from the sale of a distribution facility. The reversal was required as management determined that four distribution centers identified for closure under the original plan would remain open. Consequently, the Company had fewer-than-planned work-force reductions and lower lease commitment costs. The decision to keep the four distribution centers open was based on the acquisition of a foodservice distribution business in the Northeast United States, as well as strong growth potential and strategic opportunities in certain markets. Except for the facilities that will now stay open, remaining actions are expected to be implemented as planned.

Fiscal 1999

The Company recognized unusual items that resulted in pre-tax charges of $29.0 million ($18.7 million after tax or 99 cents per diluted share). The following table displays the components of the unusual charges by business segment along with a roll-forward of the liability balance from February 28, 1999, to February 29, 2000.

                            Employee
                          Termination    Lease     Property, Plant
                            Benefits   Commitment   and Equipment  Receivable
(in millions)              and Other     Costs       Write-down    Write-off    Total
-------------------------------------------------------------------------------------
Multifoods Distribution
  Group                        $ 6.4        $ 2.3           $ 2.8      $    -  $ 11.5
North America Foods              1.1            -             6.1           -     7.2
Divested Business                  -            -               -        10.3    10.3
-------------------------------------------------------------------------------------
Total unusual charges            7.5          2.3             8.9        10.3    29.0
Asset write-down and
  receivable write-off             -            -            (8.9)      (10.3)  (19.2)
Cash payments                   (5.0)        (0.7)              -           -    (5.7)
-------------------------------------------------------------------------------------
Liability balance as of
  February 28, 1999              2.5          1.6               -           -     4.1
Cash payments                   (1.5)        (0.3)              -           -    (1.8)
Liability balance reversed      (0.3)        (0.1)              -           -    (0.4)
-------------------------------------------------------------------------------------
Liability balance as of
  February 29, 2000            $ 0.7        $ 1.2           $   -      $    -   $ 1.9
=====================================================================================

    Management adopted a plan to consolidate its foodservice and vending distribution operations into a single business. The plan involved reducing the number of distribution centers by nine, reducing the size of the work force by approximately 300 people and reducing the vehicle fleet size by up to 10 percent. The charge covered losses on lease commitments; employee termination benefits; costs incurred for warehouse network, logistics and transportation studies; and the write-down of leasehold improvements. As a result of certain changes made to the plan during fiscal 2000, certain accruals were reversed. See further discussion under Fiscal 2000.
    The Company recognized a charge of $7.2 million for the write-down of assets and the cost of work-force reductions associated with its Canadian frozen bakery business. The charge resulted from the inability to sell the business at a price acceptable to the Company and from the loss of a major customer. The Company evaluated the carrying value of its long-lived assets as a result of these events and recognized a $6.1 million charge for asset impairment. In addition, a charge of $1.1 million primarily for employee termination benefits was recognized.
    The Company recognized an unusual charge of $10.3 million for the write-off of receivables from a major customer of its former food-exporting business. The Company had negotiated an exit agreement with this customer in fiscal 1998, which provided for payments to the Company for amounts due under notes and accounts receivable. The agreement had been restructured on several occasions because of the customer's financial difficulties. As a result of uncertainties with respect to the customer's ability to meet its obligations, the Company recognized a $5.0 million charge in the fourth quarter of fiscal 1998. In June 1998, the Company was notified by the customer that it would not meet its obligations under the restructured exit agreement. The Company believes the customer's financial problems were caused by its difficulty in moving product into the Russian marketplace and were complicated by economic difficulties in Russia. Accordingly, the Company believes that the remaining amounts due from the customer are not collectible.

Fiscal 1998

The Company recognized a pre-tax charge of $5.0 million ($3.2 million after tax or 17 cents per share) to reduce the carrying value of its receivables from a major customer of the Company's former food-exporting business. See further discussion under Fiscal 1999.


Note 6:  Income Taxes

Income tax expense was as follows:

                               U.S. Operations
                              -----------------    Non-U.S.
(in thousands)                Federal     Other   Operations     Total
----------------------------------------------------------------------
2000:
Current expense (benefit)     $  (773)   $   93      $ 7,893   $ 7,213
Deferred expense                3,775     1,732        2,936     8,443
----------------------------------------------------------------------
Total tax expense             $ 3,002    $1,825      $10,829   $15,656
======================================================================
1999:
Current expense               $   356    $  278      $ 7,548   $ 8,182
Deferred expense (benefit)     (3,845)      (21)       1,118    (2,748)
----------------------------------------------------------------------
Total tax expense (benefit)   $(3,489)   $  257      $ 8,666   $ 5,434
======================================================================
1998:
Current expense (benefit)     $  (229)   $  283      $ 9,775   $ 9,829
Deferred expense (benefit)      3,241     1,472       (2,226)    2,487
----------------------------------------------------------------------
Total tax expense             $ 3,012    $1,755      $ 7,549   $12,316
======================================================================

    Temporary differences that gave rise to deferred tax assets and liabilities as of February 29, 2000, and February 28, 1999, were as follows:

                                      2000                    1999
                              --------------------    --------------------
                              Deferred   Deferred     Deferred   Deferred
                                Tax        Tax          Tax        Tax
(in thousands)                 Assets  Liabilities     Assets  Liabilities
--------------------------------------------------------------------------
Depreciation and
  amortization                 $ 2,247     $28,328     $ 2,072     $26,793
Accrued expenses                16,535      16,012      20,591      13,959
Inventory valuation methods        537           -         633           -
Reorganization and
  divestiture reserves           1,657           -       3,261           -
Provision for losses
  on receivables                 1,729           -         937           -
Loss carryforwards               3,735           -       8,219           -
Foreign earnings repatriation        -       2,676           -       2,360
Other                            7,550       1,057       5,135       1,622
--------------------------------------------------------------------------
Subtotal                        33,990      48,073      40,848      44,734
Valuation allowance             (1,249)          -        (853)          -
--------------------------------------------------------------------------
Total deferred taxes           $32,741     $48,073     $39,995     $44,734
==========================================================================

    At February 29, 2000, the Company had a U.S. federal consolidated net operating loss carryforward of approximately $5.5 million that will expire in fiscal 2019. The Company's foreign operations had net operating loss carryforwards of approximately $1.4 million that will expire in fiscal 2005. The Company's foreign operations also had capital loss carryforwards of approximately $3.2 million that have no expiration date. The Company expects to fully utilize the net operating and capital loss carryforwards.
    In fiscal 1999 and 2000, the Company recognized a valuation allowance for its foreign tax credit carryforward due to uncertainty over the Company's ability to utilize these credits before their expiration.
    Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

(in thousands)                                 2000       1999       1998
-------------------------------------------------------------------------
Tax at U.S. federal statutory rate          $14,123     $4,293    $12,947
Differences:
  Effect of taxes on non-U.S. earnings          379        912     (1,641)
  State and local income taxes                1,216        167      1,141
  Effect of intangibles                         137        101        137
  Other                                        (199)       (39)      (268)
-------------------------------------------------------------------------
Total income taxes                          $15,656     $5,434    $12,316
=========================================================================

    Provision has been made for U.S. income taxes applicable to anticipated remittances of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $29.9 million in fiscal 2000, $20.1 million in fiscal 1999 and $26.3 million in fiscal 1998.
    Cash paid (received) for income taxes totaled $4.1 million in fiscal 2000, $13.0 million in fiscal 1999 and $(1.0) million in fiscal 1998.


Note 7:  Supplemental Balance Sheet Information

(in thousands)                                      2000          1999
----------------------------------------------------------------------
Trade accounts receivable, net:
  Trade                                        $ 127,576     $ 127,877
  Allowance for doubtful accounts                 (4,938)       (3,034)
----------------------------------------------------------------------
Total trade accounts receivable, net           $ 122,638     $ 124,843
======================================================================
Inventories:
  Raw materials, excluding grain               $  12,470     $  12,742
  Grain                                            2,736         2,745
  Finished and in-process goods                  152,493       142,122
  Packages and supplies                            3,643         4,805
----------------------------------------------------------------------
Total inventories                              $ 171,342     $ 162,414
======================================================================
Property, plant and equipment, net:
  Land                                         $  14,938     $  12,398
  Buildings and improvements                      97,022        82,766
  Machinery and equipment                        219,978       191,504
  Transportation equipment                         1,570         1,451
  Improvements in progress                        20,921        12,020
----------------------------------------------------------------------
                                                 354,429       300,139
  Accumulated depreciation                      (149,505)     (134,978)
----------------------------------------------------------------------
Total property, plant and equipment, net       $ 204,924     $ 165,161
======================================================================
Other assets:
  Prepaid pension                              $  44,659     $  34,595
  Identifiable intangible assets                  12,339        10,273
  Other                                           35,403        19,843
----------------------------------------------------------------------
Total other assets                             $  92,401     $  64,711
======================================================================
Other current liabilities:
  Wages and benefits                           $   9,424     $  11,075
  Income taxes                                     8,921        14,954
  Other                                           30,307        32,198
----------------------------------------------------------------------
Total other current liabilities                $  48,652     $  58,227
======================================================================
Accumulated other comprehensive loss:
  Foreign currency translation adjustment      $ (10,204)    $ (13,804)
  Minimum pension liability adjustment            (1,918)       (3,411)
----------------------------------------------------------------------
Total accumulated other comprehensive loss     $ (12,122)    $ (17,215)
======================================================================


Note 8:  Financial Instruments

The following tables provide information on the carrying amount, notional amounts and fair value of financial instruments, including derivative financial instruments. The carrying value of financial instruments classified as current assets and current liabilities, such as cash and cash equivalents, receivables, accounts payable and short-term debt, approximate fair value due to the short-term maturity of the instruments. The fair value of medium-term notes, futures contracts, currency forward contracts and interest rate swaps was based on quoted market prices. The fair value of the note receivable from Gruma was based on prevailing market conditions and available financial information.

                                         2000                 1999
                                  -------------------   -----------------
                                  Carrying      Fair    Carrying    Fair
(in thousands)                     Amount       Value    Amount     Value
-------------------------------------------------------------------------
Assets:
  Note receivable from Gruma       $17,864    $16,870    $     -  $     -
Liabilities:
  Medium-term notes                 65,000     61,907     67,000   66,286
-------------------------------------------------------------------------

                                         2000                 1999
                                  -------------------   -----------------
                                  Notional      Fair    Notional    Fair
(in thousands)                     Amount       Value    Amount     Value
-------------------------------------------------------------------------
Derivative financial instruments:
  Futures contracts-buy            $11,433      $(257)   $23,098  $(2,482)
  Futures contracts-sell               231          -          -        -
  Currency forward contracts-buy    11,027       (101)    11,304       99
  Currency forward contracts-sell   37,692        267     20,254      214
  Interest rate swaps                    -          -     40,000      401
-------------------------------------------------------------------------

Commodity Risk Management
The Company utilizes commodity futures contracts, primarily wheat futures contracts, to reduce the risks associated with price fluctuations on its wheat inventories and other major bakery ingredients, such as flour, soybean oil and sugar. For commodity futures contracts that are accounted for as hedges, gains and losses are deferred in inventory and subsequently included in cost of sales as the inventory is sold.

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

Interest Rate Risk Management
In fiscal 2000, the Company terminated the two interest rate swaps that it had entered into in fiscal 1999. In accordance with Emerging Issues Task Force 84-7, "Termination of Interest Rate Swaps," the gains on the transactions were deferred and will be recognized over the remaining original term of the interest rate swaps.

Off-Balance Sheet Risk
As of February 29, 2000, and February 28, 1999, the Company had sold with limited recourse $18.5 million and $17.8 million of accounts receivable, respectively, related to its Canadian operations. To maintain the aggregate outstanding balance, collections received on these accounts may be replaced by new receivables. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in other income (expense), net, in the consolidated statements of operations.

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


Note 9:  Notes Payable

Notes payable consisted of the following:

(in thousands)                                    2000          1999
--------------------------------------------------------------------
Canadian bankers' acceptances                $   8,938      $      -
Notes payable, principally to banks            133,782        88,688
Amounts reclassified to long-term debt        (101,199)      (56,199)
--------------------------------------------------------------------
Total notes payable                          $  41,521      $ 32,489
====================================================================

    The Company has committed revolving credit agreements totaling $276 million that expire in March 2001. The Company had available $165 million under these revolving credit agreements as of February 29, 2000. The interest rates on borrowings under these agreements are variable and based on current market factors. These facilities are available for general corporate purposes. The credit agreements contain certain restrictive covenants that include maintenance of minimum tangible net worth, a fixed charge coverage ratio and an indebtedness to capitalization ratio. None of the restrictive covenants is expected to affect the payment of dividends based on the Company's present dividend rate. Related facility fees were $0.4 million in fiscal 2000 and 1999.
    At February 29, 2000, the Company had total uncommitted lines of credit from banks in the United States and Canada of approximately $115 million, of which $86 million was available. No compensating balances were required for any of these credit lines.
    Notes payable totaling $101.2 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    The weighted average interest rates on notes payable outstanding at February 29, 2000, and February 28, 1999, were 6.1% and 5.3%, respectively.


Note 10:  Long-Term Debt

Long-term debt, net of current portion of $20.0 million in fiscal 2000 and $2.8 million in fiscal 1999, was as follows:

(in thousands)                               2000        1999
-------------------------------------------------------------
Medium-term notes                        $ 45,000    $ 65,000
Other                                       1,000           -
Notes payable, reclassified               101,199      56,199
-------------------------------------------------------------
Total long-term debt                     $147,199    $121,199
=============================================================

    The Company maintains a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities, of which $140 million remained available at February 29, 2000. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. Medium-term notes outstanding at February 29, 2000, mature in fiscal 2001 to 2006 and have a weighted average interest rate of 6.6%.
    Minimum principal payments totaling $147.2 million are due as follows: $102.2 million in fiscal 2002, $1.0 million in fiscal 2003, $14.0 million in fiscal 2004, $6.0 million in fiscal 2005 and $24.0 million in fiscal 2006. Minimum principal payments of $101.2 million in fiscal 2002 represent notes payable that were classified as long-term debt due to the revolving credit agreements that expire in March 2001 (see Note 9). The Company intends to refinance these obligations by establishing new long-term credit facilities.


Note 11:  Shareholders' Equity

The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series 1990 Junior Participating Capital Preferred Stock, consisting of 500,000 shares, par value $1.00 per share. No Preferred Capital Stock was outstanding during the three years ended February 29, 2000.
   The Company has a shareholder rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 10% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 10% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series 1990 Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $100, subject to adjustment. If a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common (or, in certain circumstances, preferred) stock having a market value of twice the then-current exercise price of the right.
In addition, if the Company is acquired in a merger or other business combination transaction or if 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common (or, in certain circumstances, preferred) stock of the Company. Prior to the acquisition by a person or group of beneficial ownership of 10% or more of the Company's outstanding common stock, the rights are redeemable for $.01 per right at the option of the Board of Directors.


Note 12:  Leases

The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
    The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of February 29, 2000:

                                                   Operating
(in thousands)                                       Leases
------------------------------------------------------------
2001                                                 $20,646
2002                                                  16,116
2003                                                  12,031
2004                                                   9,743
2005                                                   8,604
2006 and beyond                                       15,683
------------------------------------------------------------
Total minimum lease payments*                        $82,823
============================================================

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)                  2000        1999        1998
------------------------------------------------------------
Minimum rentals              $26,145     $25,091     $26,663
Contingent rentals                25          53          46
Sublease rentals                (488)       (355)        (53)
------------------------------------------------------------
Total net rent expense       $25,682     $24,789     $26,656
============================================================


Note 13:  Commitments and Contingencies

In fiscal 1998, the Company was notified that approximately $6 million in Company-owned inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by a major customer of the Company's former food-exporting business. The Company believes, based on the facts known to date, that the loss is covered by insurance. If the loss from the theft of product is not covered by insurance, the Company would recognize a material charge to its results of operations.
    At February 29, 2000, the estimated cost to complete improvements in progress totaled approximately $25 million.


Note 14:  Stock Plans

The 1989 and 1997 stock-based plans of the Company permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation Committee of the Board of Directors. At February 29, 2000, a total of 565,959 common shares were available for grants.
    In fiscal 2000, grants of 27,553 shares of restricted stock were awarded with varying performance criteria and vesting periods. At February 29, 2000, the total number of restricted shares outstanding was 73,215. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.
    Stock options are granted to purchase shares of Company common stock at not less than fair market value at dates of grant. With the exception of certain options that become exercisable over a period of years based on varying performance criteria, options generally become exercisable one year after the date of grant. In addition, options generally expire 10 years after the date of grant.
    The per share weighted average fair values of stock options granted were $5.35 in fiscal 2000, $6.91 in fiscal 1999 and $4.28 in fiscal 1998. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the calculation:

Assumptions                   2000             1999             1998
--------------------------------------------------------------------
Expected dividend yield       4.4%             3.8%             4.0%
Expected volatility          27.6%            24.0%            20.7%
Risk-free interest rates      5.7%             5.7%             6.2%
Expected life (in years)       6.9              8.2              8.3
--------------------------------------------------------------------

    The Company applies APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the date of grant for its stock options, the Company's earnings from continuing operations would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)      2000     1999       1998
-------------------------------------------------------------------
Earnings from continuing
  operations:
    As reported                         $24,695   $6,832    $24,674
    Pro forma                            23,968    5,944     23,915

Diluted earnings per share
  from continuing operations:
    As reported                         $  1.31   $ 0.36    $  1.33
    Pro forma                              1.28     0.31       1.28
-------------------------------------------------------------------


The following table contains information on stock options:

                                               Weighted
                                           Average Exercise
                             Shares         Price per Share
-----------------------------------------------------------
Outstanding at
  February 28, 1997        1,525,031            $21.73
Granted                      583,066             23.14
Exercised                   (731,451)            22.03
Expired or canceled          (40,150)            24.07
-----------------------------------------------------------
Outstanding at
  February 28, 1998        1,336,496            $22.11
Granted                      181,564             28.55
Exercised                   (191,879)            21.52
Expired or canceled          (25,222)            25.75
-----------------------------------------------------------
Outstanding at
  February 28, 1999        1,300,959            $23.02
Granted                      141,550             22.21
Exercised                    (61,089)            20.21
Expired or canceled          (60,700)            25.38
-----------------------------------------------------------
Outstanding at
  February 29, 2000        1,320,720            $22.96
===========================================================
Options exercisable at:
February 28, 1998            831,396            $21.29
February 28, 1999            875,009            $21.74
February 29, 2000            934,670            $22.58
-----------------------------------------------------------

    For options outstanding at February 29, 2000, the range of exercise price per share was $16 to $29.28 and the average remaining contractual life was 6.4 years.


Note 15:  Retirement Plans

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

                                                              Post-Retirement
                                 Pension Benefits                Benefits
                                -------------------        --------------------
(in thousands)                      2000       1999             2000       1999
-------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at
  beginning of year             $203,811   $193,627         $ 14,462   $ 13,811
Service cost                       3,724      3,337              149        101
Interest cost                     12,358     12,518              929        907
Plan participants'
  contributions                      600        556              668        526
Amendments                           557      2,989                -       (967)
Plan expenses                       (474)      (527)               -          -
Actuarial (gain) loss            (24,512)     9,835             (763)     2,093
Benefits payments                (15,606)   (15,127)          (2,040)    (1,760)
Foreign exchange adjustment        2,111     (3,397)             177       (249)
-------------------------------------------------------------------------------
Benefit obligation at end
  of year                       $182,569   $203,811         $ 13,582   $ 14,462
===============================================================================

Change in plan assets
Fair value of plan assets
  at beginning of year          $257,030   $231,032         $      -   $      -
Actual return on plan assets      42,588     44,012                -          -
Employer contribution              1,289      1,017            1,372      1,234
Plan participants'
  contributions                      600        556              668        526
Benefits payments                (15,606)   (15,127)          (2,040)    (1,760)
Plan expenses                       (474)      (527)               -          -
Foreign exchange adjustment        2,677     (3,933)               -          -
-------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                   $288,104   $257,030         $      -   $      -
===============================================================================

Funded status
Funded status at end of year    $105,535   $ 53,219         $(13,582)  $(14,462)
Unrecognized transition
  asset                           (4,471)    (5,902)               -          -
Unrecognized prior service
  cost                             5,616      5,999             (571)      (575)
Unrecognized net (gain) loss     (73,921)   (29,800)             850      1,692
-------------------------------------------------------------------------------
Net amount recognized           $ 32,759   $ 23,516         $(13,303)  $(13,345)
===============================================================================

Amounts recognized in the
  consolidated balance sheet
  consist of:
    Prepaid benefit cost        $ 44,659   $ 34,595         $      -   $      -
    Accrued benefit liability    (15,044)   (16,679)         (13,303)   (13,345)
    Intangible asset                   -          8                -          -
    Accumulated other
      comprehensive loss           3,144      5,592                -          -
-------------------------------------------------------------------------------
Net amount recognized           $ 32,759   $ 23,516         $(13,303)  $(13,345)
===============================================================================

                                                             Post-Retirement
                                 Pension Benefits                Benefits
                                -------------------        --------------------
Weighted-average assumptions        2000       1999            2000        1999
-------------------------------------------------------------------------------
Discount rate                       7.6%       6.2%            7.6%        6.2%
Expected return on plan assets     10.3%      10.3%             N/A         N/A
Rate of compensation increase       4.0%       4.0%             N/A         N/A
-------------------------------------------------------------------------------

    The assumed annual rate of increase in per capita costs of post-retirement health-care benefits for fiscal 2000 ranged from 5.0% to 6.5%. The rate is assumed to decrease gradually to 4% for fiscal 2004 and thereafter.
    Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a one-percent change in the assumed health-care cost trends are as follows:

                                    1% point      1% point
(in thousands)                      Increase      Decrease
----------------------------------------------------------
Total of service and interest cost      $ 74         $ (60)
Accumulated post-retirement
  benefit obligation                     693          (592)
----------------------------------------------------------


                                                                 Post-Retirement
                                  Pension Benefits                   Benefits
                            ----------------------------    -------------------------
(in thousands)                  2000      1999      1998       2000     1999     1998
-------------------------------------------------------------------------------------
Components of net periodic
  benefit cost
Service cost                $  3,724  $  3,337  $  2,492     $  149   $  101  $   356
Interest cost                 12,358    12,518    12,883        929      907    1,154
Expected return on plan
  assets                     (23,017)  (20,419)  (16,419)         -        -       (9)
Amortization of transition
  asset                       (1,539)   (1,532)   (1,443)         -        -        -
Amortization of prior
  service cost                 1,080     1,367       820        (35)     (34)    (791)
Recognized actuarial
  (gain) loss                    (45)      760       575        159      117      (61)
-------------------------------------------------------------------------------------
Net periodic (benefit)
  cost                      $ (7,439) $ (3,969) $ (1,092)    $1,202   $1,091  $   649
=====================================================================================

    The Company recognized a $2.9 million curtailment gain in fiscal 1998 from the elimination of subsidized retiree medical coverage for most active employees in the United States.
    The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:

                                        Pension Benefits
                                    ------------------------
(in thousands)                         2000             1999
------------------------------------------------------------
Projected benefit obligation        $15,564          $17,251
Accumulated benefit obligation       15,336           17,197
------------------------------------------------------------

    The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:

(in thousands)                         2000             1999
------------------------------------------------------------
Minimum liability recognized in
  comprehensive loss                $(3,144)         $(5,592)
Tax benefit                           1,226            2,181
------------------------------------------------------------
Minimum liability recognized in
  comprehensive loss, net of tax    $(1,918)         $(3,411)
============================================================

Defined Contribution Plans
Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the participating employee's contributions subject to certain limitations. Employer contributions, which are invested in shares of the Company's common stock, were $2.3 million in fiscal 2000, $2.2 million in fiscal 1999 and $2.0 million in fiscal 1998.


Note 16:  Multifoods' Business Segments

The Company has two reportable business segments: Multifoods Distribution Group and North America Foods.
    Multifoods Distribution Group is a distributor of food and related products to the foodservice industry in the United States. The business offers foodservice customers a broad selection of national brand-name, regional and private-label items, including food products, paper goods and cleaning supplies, through its national network of distribution centers. Customers include casual-dining, limited-menu restaurants, such as pizza, Mexican and Italian establishments, and sandwich shops; vending operators; the office coffee service market; movie theaters; fund-raising groups; commissaries; and stadium and recreational concession stands. In October 1999, the Company acquired Better Brands, Inc., a broadline foodservice distributor based in the Northeast United States. The acquisition enhances the Company's position in the foodservice industry and expands its geographic reach. The Company holds leadership positions in the independent pizza restaurant, vending and office coffee service foodservice categories.
    North America Foods is comprised of two business units: U.S. Foods and Robin Hood Multifoods in Canada. U.S. Foods is a manufacturer and provider of baking mixes and frozen batters, doughs and desserts to foodservice operators and commercial customers. Customers include retail, wholesale and in-store bakeries, and foodservice establishments, such as restaurants and convenience stores. In Canada, Robin Hood Multifoods is a leading consumer foods manufacturer and marketer of flour and baking mixes, primarily under the Robin Hood brand name; and condiments, primarily under the Bick's brand name. The Company also is a leading provider of grain-based products and condiments to foodservice operators and commercial customers.
    Divested Business consists of the food-exporting business, which the Company exited in fiscal 1998.
    The Company does not allocate interest expense, income taxes or certain corporate expenses to its business segments. Inter-segment revenues were immaterial for the years ended February 29, 2000 and February 28, 1999 and 1998. The following tables set forth information by business segment:


                                                                  Operating
                                       Net    Operating   Unusual  Earnings
(in millions)                         Sales     Costs      Items    (Loss)
---------------------------------------------------------------------------
2000:
  Multifoods Distribution Group    $1,899.6   $(1,879.2)   $  0.5    $ 20.9
  North America Foods                 485.1      (446.5)        -      38.6
  Corporate Expenses                      -        (7.1)        -      (7.1)
---------------------------------------------------------------------------
Total                              $2,384.7   $(2,332.8)   $  0.5    $ 52.4
===========================================================================
1999:
  Multifoods Distribution Group    $1,845.8   $(1,817.5)   $(11.5)   $ 16.8
  North America Foods                 450.8      (419.5)     (7.2)     24.1
  Divested Business                       -         0.8     (10.3)     (9.5)
  Corporate Expenses                      -        (8.5)        -      (8.5)
---------------------------------------------------------------------------
Total                              $2,296.6   $(2,244.7)   $(29.0)   $ 22.9
===========================================================================
1998:
  Multifoods Distribution Group    $1,770.2   $(1,746.5)   $    -    $ 23.7
  North America Foods                 471.7      (441.1)        -      30.6
  Divested Business                     9.2        (4.8)     (5.0)     (0.6)
  Corporate Expenses                      -        (9.2)        -      (9.2)
---------------------------------------------------------------------------
Total                              $2,251.1   $(2,201.6)   $ (5.0)   $ 44.5
===========================================================================

                                2000                                1999                              1998
                   -------------------------------  --------------------------------  --------------------------------
                               Depreciation                      Depreciation                      Depreciation
                    Capital         and                Capital        and                Capital        and
(in millions)     Expenditures Amortization Assets  Expenditures Amortization Assets  Expenditures Amortization Assets
----------------------------------------------------------------------------------------------------------------------
Multifoods
  Distribution
  Group               $31.1      $11.0      $400.2      $13.0       $11.4     $354.3      $ 5.4      $12.6      $338.3
North America Foods    18.3       10.8       232.7       14.7        10.3      215.6        6.5       11.0       216.3
Divested Business         -          -         6.2          -           -        6.7          -          -        16.6
Corporate                 -        0.4        97.1        0.4         0.4       75.4        6.7        0.4        61.5
Discontinued
  Operations              -          -           -          -           -       44.9          -          -        70.9
----------------------------------------------------------------------------------------------------------------------
Total                 $49.4      $22.2      $736.2      $28.1       $22.1     $696.9      $18.6      $24.0      $703.6
======================================================================================================================

    Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, retained assets of the discontinued Venezuela Foods business and current and deferred income tax assets.

Geographic Information

The Company's North America Foods business segment operates in the United States and Canada. The Canadian operations had revenues of $311.8 million, $297.3 million and $324.7 million for fiscal years 2000, 1999 and 1998, respectively. In addition, long-lived assets of the Canadian operations were $87.6 million, $79.3 million and $84.9 million at February 29, 2000, February 28, 1999 and 1998, respectively. Long-lived assets consist of property, plant and equipment; goodwill; and identifiable intangible assets.


Note 17:  Quarterly Summary (unaudited)

                                                                    Operating
                                       Net     Operating   Unusual   Earnings
(in millions)                         Sales      Costs      Items     (Loss)
-----------------------------------------------------------------------------
First Quarter - 2000
  Multifoods Distribution Group      $472.0      $(465.7)   $    -     $  6.3
  North America Foods                 116.8       (110.5)        -        6.3
  Corporate Expenses                      -         (2.3)        -       (2.3)
-----------------------------------------------------------------------------
Total                                $588.8      $(578.5)   $    -     $ 10.3
=============================================================================
First Quarter - 1999
  Multifoods Distribution Group      $454.7      $(448.2)   $(11.5)    $ (5.0)
  North America Foods                 110.5       (105.9)     (7.2)      (2.6)
  Divested business                       -          0.8     (10.3)      (9.5)
  Corporate Expenses                      -         (2.0)        -       (2.0)
-----------------------------------------------------------------------------
Total                                $565.2      $(555.3)   $(29.0)    $(19.1)
=============================================================================
Second Quarter - 2000
  Multifoods Distribution Group      $452.5      $(447.7)   $    -     $  4.8
  North America Foods                 116.2       (108.2)        -        8.0
  Corporate Expenses                      -         (1.9)        -       (1.9)
-----------------------------------------------------------------------------
Total                                $568.7      $(557.8)   $    -     $ 10.9
=============================================================================
Second Quarter - 1999
  Multifoods Distribution Group      $442.1      $(436.6)   $    -     $  5.5
  North America Foods                 105.0        (98.1)        -        6.9
  Corporate Expenses                      -         (2.3)        -       (2.3)
-----------------------------------------------------------------------------
Total                                $547.1      $(537.0)   $    -     $ 10.1
=============================================================================
Third Quarter - 2000
  Multifoods Distribution Group      $496.2      $(492.0)   $  0.5     $  4.7
  North America Foods                 136.0       (122.1)        -       13.9
  Corporate Expenses                      -         (1.9)        -       (1.9)
-----------------------------------------------------------------------------
Total                                $632.2      $(616.0)   $  0.5     $ 16.7
=============================================================================
Third Quarter - 1999
  Multifoods Distribution Group      $483.8      $(475.4)   $    -     $  8.4
  North America Foods                 127.3       (115.9)        -       11.4
  Corporate Expenses                      -         (2.2)        -       (2.2)
-----------------------------------------------------------------------------
Total                                $611.1      $(593.5)   $    -     $ 17.6
=============================================================================
Fourth Quarter - 2000
  Multifoods Distribution Group      $478.9      $(473.8)   $    -     $  5.1
  North America Foods                 116.1       (105.7)        -       10.4
  Corporate Expenses                      -         (1.0)        -       (1.0)
-----------------------------------------------------------------------------
Total                                $595.0      $(580.5)   $    -     $ 14.5
=============================================================================
Fourth Quarter - 1999
  Multifoods Distribution Group      $465.2      $(457.3)   $    -     $  7.9
  North America Foods                 108.0        (99.6)        -        8.4
  Corporate Expenses                      -         (2.0)        -       (2.0)
-----------------------------------------------------------------------------
Total                                $573.2      $(558.9)   $    -     $ 14.3
=============================================================================



                             First Quarter     Second Quarter      Third Quarter      Fourth Quarter       Total Year
(in millions,               ---------------   ----------------    ---------------    ----------------   ---------------
except per share data)       2000      1999      2000     1999      2000     1999     2000     1999       2000     1999
-----------------------------------------------------------------------------------------------------------------------
Gross profit                $ 43.8   $ 44.8    $  42.5  $ 42.7     $50.5   $ 51.8    $47.2   $ 45.5     $184.0   $184.8

Earnings (loss) from
   continuing operations       4.6    (14.6)(b)    5.1     4.6       8.1      9.8      6.9      7.0       24.7      6.8
Earnings (loss) from
  discontinued operations     (7.8)    (9.7)     (11.8) (119.2)        -     (7.3)       -     (2.5)     (19.6)  (138.7)
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)           (3.2)   (24.3)      (6.7) (114.6)      8.1      2.5      6.9      4.5        5.1   (131.9)

Basic earnings (loss) per
  share of common stock (a):
    Continuing operations     0.24    (0.78)(b)   0.27    0.24      0.43     0.52     0.37     0.38       1.32     0.36
    Discontinued operations  (0.41)   (0.52)     (0.63)  (6.35)        -    (0.38)       -    (0.14)     (1.05)   (7.39)
-----------------------------------------------------------------------------------------------------------------------
       Total                 (0.17)   (1.30)     (0.36)  (6.11)     0.43     0.14     0.37     0.24       0.27    (7.03)

Diluted earnings (loss) per
  share of common stock (a):
    Continuing operations     0.24    (0.78)(b)   0.27    0.24      0.43     0.52     0.37     0.37       1.31     0.36
    Discontinued operations  (0.41)   (0.52)     (0.62)  (6.30)        -    (0.38)       -    (0.13)     (1.04)   (7.34)
-----------------------------------------------------------------------------------------------------------------------
       Total                 (0.17)   (1.30)     (0.35)  (6.06)     0.43     0.14     0.37     0.24       0.27    (6.98)

Comprehensive income
  (loss)                      (1.1)   (26.2)      (7.7)  (26.8)      9.6     12.1      9.4      6.1       10.2    (34.8)

Dividend paid per share
  of common stock             0.20     0.20       0.20    0.20      0.20     0.20     0.20     0.20       0.80     0.80

Market price of
  common stock:
    Close                  22       29 3/4    22 11/16  17 3/8   13 15/16 25 7/16  10 15/16   21 11/16  10 15/16  21 11/16
    High                   24 3/16  30 15/16  24 3/16   31 7/16  23 3/8   25 9/16  14 7/16    26 13/16  24 3/16   31 7/16
    Low                    19 5/8   27 5/8    21 5/16   17 5/16  13 5/8   15 3/8   10 3/4     20 15/16  10 3/4    15 3/8
--------------------------------------------------------------------------------------------------------------------------

(a) Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings (loss) per share in fiscal 2000 and 1999 does not equal the total computed for the year.

(b) Includes a net after-tax charge of $18.7 million, or 99 cents per diluted share, from unusual items.