Form 10-K, Exhibit 13
period 2001-03-03
INTERNATIONAL MULTIFOODS CORP
filed 2001-05-29
CIK 51410

                                                                      EXHIBIT 13

FIVE-YEAR COMPARATIVE SUMMARY
                                                                                Fiscal Year Ended
                                                        -----------------------------------------------------------------
                                                          March 3,  February 29,  February 28,  February 28,  February 28,
(dollars and shares in millions, except per share data)      2001          2000          1999          1998          1997
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED SUMMARY OF OPERATIONS
Net sales                                               $ 2,524.9     $ 2,384.7     $ 2,296.6     $ 2,251.1     $ 2,249.1
Cost of materials and production                         (2,151.0)     (2,032.3)     (1,961.5)     (1,915.2)     (1,918.3)
Delivery and distribution                                  (184.9)       (168.4)       (150.3)       (145.9)       (155.5)
Selling, general and administrative                        (137.2)       (132.1)       (132.9)       (140.5)       (152.2)
Unusual items                                                 3.5           0.5         (29.0)         (5.0)        (20.1)
Interest, net                                               (14.8)        (11.0)        (10.4)         (7.5)        (12.3)
Other income (expense), net                                  (1.4)         (1.0)         (0.2)            -          (0.5)
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
  before income taxes                                        39.1          40.4          12.3          37.0          (9.8)
Income taxes                                                (17.9)        (15.7)         (5.5)        (12.4)         (1.6)
-------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                   21.2          24.7           6.8          24.6         (11.4)
-------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Operating earnings (loss), after tax                          -             -         (14.1)         (4.6)         14.2
  Net loss on disposition, after tax                            -         (19.6)       (124.6)            -             -
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations                    -         (19.6)       (138.7)         (4.6)         14.2
-------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                     $    21.2     $     5.1     $  (131.9)    $    20.0     $     2.8
=========================================================================================================================
Basic earnings (loss) per share:
  Continuing operations                                 $    1.13     $    1.32     $    0.36     $    1.34     $   (0.63)
  Discontinued operations                                       -         (1.05)        (7.39)        (0.25)         0.78
-------------------------------------------------------------------------------------------------------------------------
    Total                                               $    1.13     $    0.27     $   (7.03)    $    1.09     $    0.15
=========================================================================================================================
Diluted earnings (loss) per share:
  Continuing operations                                 $    1.12     $    1.31     $    0.36     $    1.33     $   (0.63)
  Discontinued Operations                                       -         (1.04)        (7.34)        (0.25)         0.78
-------------------------------------------------------------------------------------------------------------------------
    Total                                               $    1.12     $    0.27     $   (6.98)    $    1.08     $    0.15
=========================================================================================================================
YEAR END FINANCIAL POSITION
Current assets (3)                                      $   378.3     $   354.0     $   340.1     $   383.4     $   439.9
Current liabilities (3)                                     298.9         277.5         264.2         221.8         257.6
Working capital (excluding cash and short-term debt)(3)     109.7         126.8         179.3         177.3         268.6
Property, plant and equipment, net (2)                      206.2         204.9         165.2         170.0         175.4
Long-term debt (2)                                          145.4         147.2         121.2         121.0         200.9
Shareholders' equity                                        256.0         255.1         260.3         309.4         289.6
Total assets (3)                                            764.6         736.2         696.9         703.6         804.8
-------------------------------------------------------------------------------------------------------------------------
DIVIDENDS PAID
Common stock                                            $    15.0     $    15.0     $    15.0     $    14.7     $    14.5
Per share of common stock                                    0.80          0.80          0.80          0.80          0.80
-------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL DATA
Current ratio                                               1.3:1         1.3:1         1.3:1         1.7:1         1.7:1
Equity per share of common stock                        $   13.66     $   13.62     $   13.86     $   16.51     $   16.08
Debt to total capitalization (2)                              42%           45%           38%           32%           43%
Depreciation (2)                                        $    21.7     $    18.6     $    18.6     $    20.3     $    19.9
Capital expenditures, excluding acquisitions (2)        $    35.2     $    49.4     $    28.1     $    18.6     $    21.7
Average common shares outstanding:
  Basic                                                      18.7          18.8          18.8          18.4          18.0
  Diluted                                                    18.9          18.8          18.9          18.6          18.0
Number of common shareholders                               4,287         4,445         4,658         4,705         5,087
Number of employees (2)                                     4,654         4,362         4,232         4,043         4,204
Market price per share of common stock:
  Close                                                 $   19.21     $   10.94     $   21.69     $   27.94     $   21.13
  High                                                  $   23.31     $   24.19     $   31.44     $   32.44     $   22.00
  Low                                                   $    9.81     $   10.75     $   15.38     $   20.00     $   15.13
-------------------------------------------------------------------------------------------------------------------------

(1) In fiscal 1999, the Company classified its Venezuela Foods business as discontinued operations. Prior year information has been reclassified accordingly.
(2)  Continuing operations only.
(3)  Includes discontinued operations.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

We currently operate in two business segments: Multifoods Distribution Group and North America Foods. Multifoods Distribution Group markets and distributes a broad selection of food and related products to the foodservice industry in the United States. Products are delivered from a nationwide network of distribution centers. North America Foods consists of two units, U.S. Foodservice Products and Robin Hood Multifoods. U.S. Foodservice Products produces baking mixes and frozen bakery products for foodservice operators and commercial customers. Robin Hood Multifoods, a Canadian subsidiary, processes and markets flour, baking mixes, condiments and other food products for consumers and commercial customers.

In August 1999, we completed the sale of our Venezuela Foods business. The Venezuelan business is classified as discontinued operations in the consolidated financial statements and in the following management discussion and analysis.

In October 1999, we completed our acquisition of Better Brands, Inc., a broadline foodservice distributor located in Windsor, Connecticut, for $29.1 million. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations for Better Brands have been included in our financial statements since the date of acquisition.

In February 2001, we announced that we are exploring strategic alternatives for our Multifoods Distribution Group. Our review process is expected to involve evaluation of various alternative actions, some of which, if implemented, could result in a material charge to our results of operations.

PENDING ACQUISITION

On February 4, 2001, we entered into an asset purchase and sale agreement with The Pillsbury Company and General Mills, Inc. to acquire Pillsbury's desserts and specialty products business, Pillsbury's non-custom foodservice baking mix business and General Mills' Robin Hood business for approximately $304.6 million in cash. The assets we are acquiring include equipment and inventory of the Pillsbury businesses, inventory of the General Mills' Robin Hood business, and certain trademarks and trademark licenses. The acquisition is subject to a number of conditions, including the receipt of proceeds from new financing arrangements, the provisional approval by the Federal Trade Commission of the acquisition and completion of the merger of General Mills and Pillsbury. We expect to close the acquisition in the first half of fiscal year 2002.

The acquisition will be accounted for using the purchase method of accounting. We expect the acquisition to increase our operating earnings and net earnings in the first full year after closing, and thereafter. The earnings contribution from the acquired businesses will be partially offset by increased amortization expense associated with intangible assets acquired, higher interest expense due to the debt we will incur to finance the acquisition and one-time transition costs. In addition, our overall effective tax rate may increase if we decide to remit dividends from our Canadian subsidiary.

In connection with the acquisition we will enter into new financing arrangements, including a new senior secured credit facility and issuance of senior unsecured notes. Proceeds from the new financing arrangements will be used to pay for the acquisition and to refinance our existing debt. The acquisition and related financing will significantly increase our outstanding debt, as compared to historical levels. See further information in our discussion of Financial Condition.

RESULTS OF OPERATIONS

CONTINUING OPERATIONS

The following table sets forth statement of operations data for each of our business segments and on a consolidated basis. Fiscal 2001 was a 53-week period. Divested Business represents our former food-exporting business.


                                                 2001
(in millions)                               (53 weeks)        2000         1999
-------------------------------------------------------------------------------
NET SALES:
  Multifoods Distribution Group              $2,042.5     $1,899.6     $1,845.8
  North America Foods                           482.4        485.1        450.8
-------------------------------------------------------------------------------
TOTAL NET SALES                              $2,524.9     $2,384.7     $2,296.6
===============================================================================

OPERATING EARNINGS:
MULTIFOODS DISTRIBUTION GROUP
  Operating earnings before unusual items    $   16.8     $   20.4     $   28.3
  Unusual items                                  (0.3)         0.5        (11.5)
-------------------------------------------------------------------------------
                                                 16.5         20.9         16.8
-------------------------------------------------------------------------------
NORTH AMERICA FOODS
  Operating earnings before unusual items        40.5         38.6         31.3
  Unusual items                                  (1.8)           -         (7.2)
-------------------------------------------------------------------------------
                                                 38.7         38.6         24.1
-------------------------------------------------------------------------------
DIVESTED BUSINESS
  Operating earnings before unusual items           -            -          0.8
  Unusual items                                     -            -        (10.3)
-------------------------------------------------------------------------------
                                                    -            -         (9.5)
-------------------------------------------------------------------------------
CORPORATE EXPENSES
  Operating expenses before unusual items        (5.5)        (7.1)        (8.5)
  Unusual items                                   5.6            -            -
-------------------------------------------------------------------------------
                                                  0.1         (7.1)        (8.5)
-------------------------------------------------------------------------------
CONSOLIDATED
  Operating earnings before unusual items        51.8         51.9         51.9
  Unusual items                                   3.5          0.5        (29.0)
-------------------------------------------------------------------------------
TOTAL OPERATING EARNINGS                     $   55.3     $   52.4     $   22.9
===============================================================================

CONSOLIDATED EARNINGS SUMMARY:
Operating earnings                           $   55.3     $   52.4     $   22.9
Interest, net                                   (14.8)       (11.0)       (10.4)
Other income (expense), net                      (1.4)        (1.0)        (0.2)
-------------------------------------------------------------------------------
Earnings from continuing operations
  before income taxes                            39.1         40.4         12.3
Income taxes                                    (17.9)       (15.7)        (5.5)
-------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS          $   21.2     $   24.7     $    6.8
===============================================================================

FISCAL 2001 COMPARED WITH FISCAL 2000

Overview

Fiscal 2001 earnings from continuing operations were $21.2 million, or $1.12 per diluted share, compared with $24.7 million, or $1.31 per diluted share, a year ago. The decline in earnings was primarily attributable to increased interest expense, lower operating earnings in Multifoods Distribution Group and tax expense associated with a dividend from our Canadian subsidiary. Our distribution business was adversely affected by higher fuel costs and wage rates, and by start-up costs associated with $150 million in annualized new business accounts that we began to serve in the fourth quarter of fiscal 2001.

The decline in fiscal 2001 earnings was partially offset by higher operating earnings in North America Foods and the benefit of increased income from our defined benefit pension plans. Income from pension plans has increased due to strong investment performance in prior years that have resulted in pension assets significantly in excess of benefit obligations. Earnings were also impacted by a net pre-tax gain of $3.5 million associated with unusual items. Unusual items included a gain from the sale of our corporate headquarters building and charges for costs associated with the consolidation of our condiments processing facilities in Canada. Further information on unusual items follows in the discussion of segment results and in Note 6 to the consolidated financial statements.

Segment Results

Multifoods Distribution Group: Net sales increased 8% to $2,042.5 million as a result of higher sales volumes to vending operators and sandwich shops, and the full year benefit of our acquisition of Better Brands. The increase was partially offset by the impact of a decline in cheese prices and the loss of a regional foodservice account during the first quarter of fiscal 2001. Excluding the impact of the Better Brands acquisition, overall sales volumes increased 5% for the year.

Operating earnings before unusual items declined 18% to $16.8 million. Higher costs and a change in customer mix adversely affected operating earnings. We were impacted by higher fuel and wage costs along with start-up costs from new business accounts. We have had to increase pay in certain job categories and in certain locations during the year because of the tight labor market. In addition, productivity issues that resulted from facility consolidations and an information systems conversion that took place last year continued to impact delivery and distribution costs. These prior year actions increased employee turnover at the consolidated facilities and caused inefficiencies as employees adjusted to new warehouse layouts and a new information system. During fiscal 2001, we reduced the excess labor and delivery costs that resulted from these productivity issues. While we continue to focus on opportunities to improve productivity and efficiency, we expect that our fiscal 2002 operating results will continue to be impacted by high energy costs and increased wage rates.

In the current year, we recognized a net charge of $0.3 million from unusual items. The charge included $1.4 million for severance and lease commitment costs associated with the closure of two distribution facilities and the departure of the group's President. In addition, we reversed a liability of $1.1 million primarily for lease commitment costs for the closure of a distribution center in California that is no longer planned.

North America Foods: Net sales declined 1% to $482.4 million, compared with $485.1 million last year. Sales declined due to reduced sales of consumer flour in Canada, the purchase of a customer by a competitor in the United States and the impact of unfavorable currency translation. Sales were also adversely impacted by lower raw material costs this year. The decline was partially offset by good sales growth in flour and bakery mixes to commercial customers in Canada and strong sales of thaw-and-sell bakery products in the United States.

Operating earnings before unusual charges increased 5% to $40.5 million because of lower raw material costs and higher Canadian commercial sales volumes. The earnings improvement was partially offset by higher costs, the impact of lower consumer flour volumes and unfavorable currency translation. We were impacted by higher energy costs during the year, which affected our delivery and production expenses. In addition, we incurred start-up costs associated with a new customer account in the United States and one-time costs in Canada for our condiments facility consolidation project. We believe that higher energy costs, one-time project costs and unfavorable currency translation will continue to affect our operating results in fiscal 2002.

We are in the process of expanding our Canadian condiments operation in Dunnville, Ontario, and consolidating the condiment processing operations into that facility. The project includes closing a facility in Scarborough, Ontario, in fiscal 2002. We expect to realize an unusual gain from the sale of this facility. In fiscal 2001, we recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full time and seasonal employees. Certain one-time costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $0.7 million in fiscal 2001 and were included in general and administrative expenses. Our project will allow us to lower costs and increase production. We expect to realize a mid-single digit increase to earnings per share starting in fiscal 2003 from this project.

Corporate: In fiscal 2001, we recognized an unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also recognized severance costs of $0.2 million for corporate staff reductions.

Non-Operating Expense and Income

In fiscal 2001, net interest expense was $14.8 million, compared with $11 million last year. The increase in interest expense resulted from higher interest rates and debt levels. Higher average debt levels were driven primarily by the acquisition of Better Brands late in the third quarter last year.

Income Taxes

In fiscal 2001, we recognized income tax expense of $3.1 million associated with a dividend from our Canadian subsidiary. The effective tax rate on earnings before the impact of the Canadian dividend and unusual items was 38% in fiscal 2001 and 2000.

FISCAL 2000 COMPARED WITH FISCAL 1999

Overview

Fiscal 2000 earnings from continuing operations were $24.7 million, or $1.31 per diluted share, compared with $6.8 million, or 36 cents per share, in fiscal 1999. Excluding unusual charges, fiscal 1999 earnings from continuing operations were $25.5 million, or $1.35 per diluted share. Fiscal 2000 earnings declined because of lower operating earnings in Multifoods Distribution Group, which experienced higher delivery and distribution costs. The increase in these costs was related to productivity issues associated with the distribution group's facility consolidations and information systems conversion. In order to maintain strong customer service, we added temporary employees and incurred additional freight charges.

The decline in fiscal 2000 earnings, however, was partially offset by higher operating earnings in North America Foods and by lower administrative expenses, which benefited from increased pension income and reduced employee incentive compensation costs.

Segment Results

Multifoods Distribution Group: Net sales increased 3% to $1,899.6 million as a result of higher sales volumes to independent vending operators and the addition of Better Brands. The increase was partially offset by a significant decline in cheese prices during the last half of the fiscal year and lower sales to pizza restaurants. Excluding the impact of the acquisition of Better Brands, overall sales volumes increased 2% for the year.

Operating earnings before unusual charges declined 28% to $20.4 million due to increased labor and delivery costs at our foodservice and recently consolidated distribution facilities. The increased costs at these facilities more than offset improved results achieved at our vending distribution facilities and lower administrative expenses.

In fiscal 1999, we recognized an unusual charge of $11.5 million for actions associated with our plan to consolidate the vending and foodservice operations into a single business. In fiscal 2000, we recognized a gain of $0.5 million from the reversal of certain reserves established as part of the distribution group's consolidation plan and from the sale of a distribution facility. The reversal was required as management determined that four distribution centers identified for closure under the original plan would remain open. Consequently, we had fewer-than-planned work-force reductions and lower lease commitment costs. The decision to keep the four distribution centers open was based on the subsequent acquisition of Better Brands in the northeast United States, as well as strong growth potential and strategic opportunities in certain markets.

North America Foods: Net sales increased 8% to $485.1 million, due to higher sales volumes. Sales of U.S. bakery products increased 14% primarily because of additional business with large in-store bakery chains. In Canada, sales increased 5% on higher volumes of bakery mixes and flour to commercial customers and condiments to foodservice customers. In addition, sales benefited from favorable currency translation because of a stronger Canadian dollar but were reduced by the impact of lower wheat costs, which affect our sales prices.

Operating earnings before unusual charges increased 23% to $38.6 million because of the higher sales volumes and lower raw material costs. The improvement in operating margin resulted primarily from the effects of spreading fixed expenses over the higher sales volumes.

In fiscal 1999, we recognized an unusual charge of $7.2 million for the write-down of assets and the cost of work-force reductions in our Canadian frozen bakery business.

Divested Business: The divested business segment represents our former food-exporting business, which we exited in fiscal 1998. During fiscal 1999, we recognized earnings of $0.8 million from a refund of customs taxes paid in prior years. We also recognized an unusual charge of $10.3 million for the write-off of receivables from a major customer.

Non-Operating Expense and Income

In fiscal 2000, net interest expense was $11 million, compared with $10.4 million in fiscal 1999. The increase in interest expense resulted from higher debt levels but was partially offset by an increase in interest income. In fiscal 2000, we recognized interest income on a note from Gruma S.A. de C.V. (Gruma) that was received from the sale of our Venezuelan consumer and commercial foods business.

Interest expense excludes interest that was associated with debt obligations of our discontinued Venezuela Foods business. Interest expense classified in discontinued operations for fiscal years 2000 and 1999 was $2.4 million and $4.9 million, respectively.

In fiscal 1999, we recognized a gain of $0.8 million from the sale of our investment in a Mexican animal feed business.

Income Taxes

The effective tax rate on earnings before unusual items was 38% in fiscal 2000 and 1999. Including the effect of unusual items, our overall tax rates were 38.8% in fiscal 2000 and 44.3% in fiscal 1999.

DISCONTINUED OPERATIONS

In fiscal 1999, we recognized an estimated loss of $124.6 million for the planned disposition of our Venezuela Foods business. The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22 million for operating losses from the measurement date (July 31, 1998) to the expected disposal date, and a $9.3 million loss on disposal.

In fiscal 2000, we completed the divestiture of our Venezuela Foods business and recorded an additional after-tax charge of $19.6 million. The charge consisted of a $4 million loss on the June 1999 sale of the Venezuelan agriculture and animal feeds business, a $3.8 million provision resulting from higher-than-expected operating losses and an $11.8 million charge from the August 1999 sale of the Venezuelan consumer and commercial foods business to Gruma. The $11.8 million charge primarily resulted from a higher-than-expected loss on the sale transaction, and a write-down of certain receivables and properties in Venezuela that we retained. During fiscal 2001, substantially all of the retained receivables and properties were collected or sold at book value.


FINANCIAL CONDITION

Our short-term financing is provided by borrowings against our U.S. and Canadian revolving credit agreements and uncommitted lines of credit.
Our committed revolving credit agreements totaled $255 million, of which $115 million was available at March 3, 2001. Our uncommitted lines of credit totaled $40 million, none of which was outstanding at fiscal year end. We also have a medium-term note program under our shelf registration statement filed with the Securities and Exchange Commission that provides for the issuance of up to $150 million in medium-term notes in various amounts. As of March 3, 2001, $140 million was available under the medium-term note program.

See Notes 10 and 11 to the consolidated financial statements for additional information on capital resources.

Our debt-to-total-capitalization ratio decreased to 42% at March 3, 2001, compared with 45% at February 29, 2000. The decrease in the debt-to-total-capitalization ratio was primarily the result of cash provided by operations together with the sale of certain corporate assets. Cash flows from operations in fiscal 2001 benefited from improved cash management and year-end timing of payments to suppliers, which caused a substantial increase in accounts payable at March 3, 2001, compared to the prior year end.

Cash flows from investing activities in fiscal 2001 included $12 million received from the sale of our corporate headquarters building and $7.4 million received from the sale of certain Venezuelan assets. The Venezuelan assets consisted of properties that were not included in the sale of the Venezuela Foods business. Proceeds from these dispositions were used to reduce debt obligations.

Capital expenditures were $35.2 million in fiscal 2001, compared with $49.4 million in fiscal 2000. Capital expenditures in fiscal 2000 included significant amounts for facility expansion and consolidation projects at Multifoods Distribution Group. Capital expenditures in fiscal 2001 reflect amounts for completion of distribution facility projects and investments in North America Foods to accommodate volume growth. For fiscal 2002, we currently expect to spend about $30 million on capital projects. Our estimate includes expenditures associated with the expansion of our condiments operation in Dunnville, Ontario.

In June 1999, we sold our Venezuelan agriculture and animal feeds business for $27.5 million in cash. Proceeds were used to reduce debt obligations of the Venezuelan business. In August 1999, we completed the sale of our Venezuelan consumer and commercial foods business to Gruma. We received a $19 million note from Gruma, payable over five years at an annual interest rate of 7.5%, and Gruma paid off or assumed the remaining debt obligations of our Venezuelan business, which totaled $55.5 million.

In anticipation of the pending acquisition of assets from Pillsbury and General Mills, we announced in February 2001 that we eliminated our quarterly dividend of 20 cents per share.

We believe that cash flows from operations together with available external financing will be sufficient to fund operations and capital expenditures anticipated for fiscal 2002.

IMPACT OF PENDING ACQUISITION

We expect to finance the pending acquisition of assets from Pillsbury and General Mills, replace existing credit facilities and refinance existing debt by entering into a $450 million senior secured credit facility and issuing $200 million of senior unsecured notes. In addition to financing a portion of the acquisition, the senior secured credit facility will be used to finance our working capital needs and for general corporate purposes. The interest rates on borrowings under the senior secured credit facility will be variable and based on market factors.

We anticipate that the senior credit facility and the indenture with respect to the notes will contain a number of restrictive covenants that will restrict our corporate and business activities. These restrictions are expected to impact, among other things, our ability to incur debt, pay dividends, create liens and sell assets. In addition, we will be required to comply with financial covenant ratios and tests.

We believe that cash from operations together with these contemplated financing arrangements will be sufficient to meet our liquidity needs.

MARKET RISK MANAGEMENT

We are exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we utilize derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. See Note 9 to the consolidated financial statements for further information regarding financial instruments.

Commodity Risk Management: Our Canadian operations minimize the risk associated with wheat market price fluctuations by hedging our wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, we entered into futures contracts to reduce the risk of price fluctuations on anticipated flour purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.

The open futures contracts mature in the period from March 2001 to July 2002 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

Foreign Currency Hedging: Our Canadian operations enter into foreign currency forward contracts to minimize our exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales and purchases. In addition, our Canadian operations also enter into foreign currency forward contracts that have the effect of converting the U.S. dollar-denominated grain futures contracts (see Commodity Risk Management) into Canadian dollar equivalents.

Interest Rate Risk Management: Our exposure to changes in interest rates results from borrowing activities used to meet our working capital and other long-term financing needs. The borrowings are comprised of notes payable, principally to banks, which have variable interest rates, and of fixed rate medium-term notes.

We used sensitivity analysis to determine the impact of market risk exposures on the fair values of our debt and financial instruments, including derivative financial instruments. Sensitivity analysis assesses the risk of loss in market risk sensitive instruments based on hypothetical changes in market prices or rates. The following tables provide information on the potential impact in fair value and pre-tax earnings assuming a 10% adverse change.


                                  Potential Effect on Fair Value
                                  ------------------------------
(in millions)                         2001                  2000
----------------------------------------------------------------
Futures contracts                     $2.3                  $1.1
Medium-term notes                      4.2                   6.2
Interest rate swap                     0.1                     -
----------------------------------------------------------------


                          Potential Decrease in Pre-tax Earnings
                          --------------------------------------
(in millions)                         2001                  2000
----------------------------------------------------------------
Currency forward contracts            $2.9                  $2.9
Notes payable                          0.8                   0.9
----------------------------------------------------------------


CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we may from time-to-time make written and oral forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning our operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements.

We caution that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, the closing of the pending acquisition and the timing of the close; actions in the financial markets; regulatory approval related to the pending acquisition; integration problems associated with the pending acquisition; the results of our review of strategic alternatives for our Multifoods Distribution Group; the impact of competitive products and pricing; market or weather conditions that may affect the costs of grain, cheese, other raw materials, fuel and labor; changes in laws and regulations; fluctuations in interest rates; the inability to collect on a $6 million insurance claim related to the theft of product in St. Petersburg, Russia; fluctuations in foreign exchange rates; risks commonly encountered in international trade; and other factors as may be discussed in our reports filed with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
International Multifoods Corporation:

We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of March 3, 2001, and February 29, 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended March 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of March 3, 2001, and February 29, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 3, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Minneapolis, Minnesota
March 27, 2001



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States of America and include, where required, amounts based on management's best estimates and judgments. Management continues to be responsible for the integrity and objectivity of data in these consolidated financial statements, which it seeks to ensure through an extensive system of internal controls. Such controls are designed to provide reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition and that financial records are sufficiently reliable to permit the preparation of consolidated financial statements. It is recognized that estimates and judgments are required to assess and balance the relative cost and expected benefits of any system of internal controls.
    The system of internal accounting controls is designed to provide reasonable assurance that the books and records reflect the Company's transactions and that its established policies and procedures are carefully followed. The system includes written policies and procedures, a financial reporting system, an internal audit department and careful selection and training of qualified personnel.

/s/ Gary E. Costley                  /s/ John E. Byom

Gary E. Costley                      John E. Byom
Chairman, President                  Vice President, Finance,
and Chief Executive Officer          and Chief Financial Officer

             INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                 FISCAL YEAR ENDED
                                      ---------------------------------------
                                          MARCH 3,  February 29,  February 28,
(IN THOUSANDS, EXCEPT PER SHARE DATA)        2001          2000          1999
-----------------------------------------------------------------------------

Net sales                             $ 2,524,907   $ 2,384,715   $ 2,296,550
Cost of materials and production       (2,150,949)   (2,032,349)   (1,961,441)
Delivery and distribution                (184,917)     (168,371)     (150,310)
-----------------------------------------------------------------------------
Gross profit                              189,041       183,995       184,799
Selling, general and
  administrative                         (137,283)     (132,057)     (132,943)
Unusual items                               3,488           519       (28,963)
-----------------------------------------------------------------------------
Operating earnings                         55,246        52,457        22,893
Interest, net                             (14,801)      (11,040)      (10,382)
Other income (expense), net                (1,346)       (1,066)         (245)
-----------------------------------------------------------------------------
Earnings from continuing
  operations before income taxes           39,099        40,351        12,266
Income taxes                              (17,924)      (15,656)       (5,434)
-----------------------------------------------------------------------------
Earnings from continuing
  operations                               21,175        24,695         6,832
-----------------------------------------------------------------------------
Discontinued operations:
  Operating loss, after tax                     -             -       (14,068)
  Net loss on disposition,
    after tax                                   -       (19,560)     (124,634)
-----------------------------------------------------------------------------
Loss from discontinued operations               -       (19,560)     (138,702)
-----------------------------------------------------------------------------
NET EARNINGS (LOSS)                   $    21,175   $     5,135   $  (131,870)
=============================================================================

Basic earnings (loss) per share:
  Continuing operations               $      1.13   $      1.32   $      0.36
  Discontinued operations                       -         (1.05)        (7.39)
-----------------------------------------------------------------------------
    TOTAL                             $      1.13   $      0.27   $     (7.03)
=============================================================================

Diluted earnings (loss) per share:
  Continuing operations               $      1.12   $      1.31   $      0.36
  Discontinued operations                       -         (1.04)        (7.34)
-----------------------------------------------------------------------------
    TOTAL                             $      1.12   $      0.27   $     (6.98)
=============================================================================

Average shares of common stock outstanding:
    Basic                                  18,739        18,752        18,759
    Diluted                                18,874        18,786        18,903
-----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

              INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                    MARCH 3,  February 29,
(IN THOUSANDS)                                         2001          2000
-------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                        $ 10,247      $ 11,224
  Trade accounts receivable, net of allowance       131,780       122,638
  Inventories                                       185,207       171,342
  Deferred income taxes                              10,001         9,485
  Other current assets                               41,082        39,299
-------------------------------------------------------------------------
    Total current assets                            378,317       353,988
Property, plant and equipment, net                  206,160       204,924
Goodwill, net                                        81,919        84,894
Other assets                                         98,229        92,401
-------------------------------------------------------------------------
TOTAL ASSETS                                       $764,625      $736,207
=========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable                                    $ 39,542      $ 41,521
  Current portion of long-term debt                   1,000        20,000
  Accounts payable                                  216,050       167,282
  Other current liabilities                          42,288        48,652
-------------------------------------------------------------------------
    Total current liabilities                       298,880       277,455
Long-term debt                                      145,420       147,199
Deferred income taxes                                32,014        23,170
Employee benefits and other liabilities              32,329        33,259
-------------------------------------------------------------------------
    Total liabilities                               508,643       481,083
-------------------------------------------------------------------------
Shareholders' equity:
  Preferred capital stock                                 -             -
  Common stock, authorized 50,000 shares;
    issued 21,844 shares                              2,184         2,184
  Capital in excess of par value                     91,643        91,888
  Retained earnings                                 248,204       242,013
  Accumulated other comprehensive loss              (17,670)      (12,122)
  Treasury stock, 3,098 and 3,106 shares, at cost   (68,239)      (68,437)
  Unearned compensation                                (140)         (402)
-------------------------------------------------------------------------
    Total shareholders' equity                      255,982       255,124
-------------------------------------------------------------------------
Commitments and contingencies
-------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $764,625      $736,207
=========================================================================

See accompanying notes to consolidated financial statements.

                INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                               FISCAL YEAR ENDED
                                                     --------------------------------------
                                                      MARCH 3,   February 29,   February 28,
(IN THOUSANDS)                                           2001           2000           1999
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS:
  Earnings from continuing operations                $ 21,175       $ 24,695      $   6,832
  Adjustments to reconcile earnings from
    continuing operations to cash provided by
    continuing operations:
      Depreciation and amortization                    25,380         22,157         22,081
      Unusual items                                    (3,488)          (519)        28,963
      Deferred income tax expense (benefit)             3,829          8,443         (2,748)
      Increase in prepaid pension asset               (14,538)        (9,634)        (7,678)
      Provision for losses on receivables               2,345          1,847            713
      Changes in working capital*                      11,583         (2,347)       (15,582)
      Other, net                                        1,566          5,358          4,571
-------------------------------------------------------------------------------------------
      Cash provided by continuing operations           47,852         50,000         37,152
      Cash provided by (used for)
        discontinued operations                         1,194        (12,541)       (39,500)
-------------------------------------------------------------------------------------------
          Cash provided by (used for)
            operations                                 49,046         37,459         (2,348)
-------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                (35,167)       (49,438)       (28,050)
  Acquisition of business                                   -        (27,934)             -
  Sale (purchase) of Venezuelan operation assets        7,371        (15,799)             -
  Proceeds from sale of investment                          -              -          2,340
  Payment received on note receivable                     948              -              -
  Proceeds from property disposals                     13,325          4,405          2,010
  Discontinued operations                                   -         38,098         (6,220)
-------------------------------------------------------------------------------------------
          Cash used for
            investing activities                      (13,523)       (50,668)       (29,920)
-------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in notes payable               (622)         9,492         31,430
  Additions to long-term debt                               -         44,921          3,157
  Reductions in long-term debt                        (20,000)        (2,750)       (23,750)
  Dividends paid                                      (14,958)       (14,988)       (14,995)
  Proceeds from issuance of common stock                   96          1,235          4,129
  Purchase of treasury stock                             (148)        (2,598)        (4,787)
  Discontinued operations                                   -        (26,195)        45,346
  Other, net                                             (848)         2,104         (2,133)
-------------------------------------------------------------------------------------------
          Cash provided by (used for)
            financing activities                      (36,480)        11,221         38,397
-------------------------------------------------------------------------------------------
Increase in cash from discontinued operations               -           (263)        (1,747)
-------------------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                            (20)           (20)           (13)
-------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents     (977)        (2,271)         4,369
Cash and cash equivalents at beginning of year         11,224         13,495          9,126
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $ 10,247       $ 11,224      $  13,495
===========================================================================================

*CASH FLOWS FROM CHANGES IN WORKING CAPITAL:
   Accounts receivable                               $(11,852)      $  9,325      $ (17,880)
   Inventories                                        (16,760)        (1,124)        (8,693)
   Other current assets                                (5,620)        (6,960)         5,360
   Accounts payable                                    50,357          1,036         30,744
   Other current liabilities                           (4,542)        (4,624)       (25,113)
-------------------------------------------------------------------------------------------
     NET CHANGE                                      $ 11,583       $ (2,347)     $ (15,582)
===========================================================================================

See accompanying notes to consolidated financial statements.

              INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                         10 cents par value                                     Accumulated
                         ------------------         Capital in                     Other
                            Common    Treasury       Excess of     Retained    Comprehensive     Unearned
(in thousands)              Stock       Stock        Par Value     Earnings         Loss       Compensation      Total
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1998         $2,184     $(67,480)       $91,340    $ 398,754       $(114,311)      $ (1,134)   $309,353
Comprehensive loss(a)            -            -              -     (131,870)         97,096              -     (34,774)
Dividends declared on
  common stock                   -            -              -      (15,010)              -              -     (15,010)
170 shares purchased for
  treasury                       -       (4,787)             -            -               -              -      (4,787)
208 shares issued for
  employee benefit plans         -        4,526            660            -               -           (262)      4,924
Amortization of unearned
  compensation                   -            -              -            -               -            610         610
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 28, 1999          2,184      (67,741)        92,000      251,874         (17,215)          (786)    260,316
Comprehensive income(a)          -            -              -        5,135           5,093              -      10,228
Dividends declared on
  common stock                   -            -              -      (14,996)              -              -     (14,996)
124 shares purchased for
  treasury                       -       (2,598)             -            -               -              -      (2,598)
86 shares issued for
  employee benefit plans         -        1,902           (112)           -               -           (226)      1,564
Amortization of unearned
  compensation                   -            -              -            -               -            610         610
----------------------------------------------------------------------------------------------------------------------
Balance at
  February 29, 2000          2,184      (68,437)        91,888      242,013         (12,122)          (402)    255,124
Comprehensive income(a)          -            -              -       21,175          (5,548)             -      15,627
Dividends declared on
  common stock                   -            -              -      (14,984)              -              -     (14,984)
9 shares purchased for
  treasury                       -         (148)             -            -               -              -        (148)
17 shares issued for
  employee benefit plans         -          346           (245)           -               -           (131)        (30)
Amortization of unearned
  compensation                   -            -              -            -               -            393         393
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
  MARCH 3, 2001             $2,184     $(68,239)       $91,643    $ 248,204       $ (17,670)       $  (140)   $255,982
======================================================================================================================

(a) Reconciliations of net earnings (loss) to comprehensive income (loss) are as follows:


(in thousands)                                                       2001        2000        1999
-------------------------------------------------------------------------------------------------
Net earnings (loss)                                               $21,175      $5,135   $(131,870)
-------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
  Foreign currency translation adjustments                         (5,175)      3,600      (4,547)
  Reclassification adjustment due to foreign currency
    translation adjustments recognized                                  -           -     101,555
  Minimum pension liability adjustment (net of tax
    of $239, $(955), and $(56), respectively)                        (373)      1,493          88
-------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                            (5,548)      5,093      97,096
-------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                       $15,627     $10,228    $(34,774)
=================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from these estimates.
    In March 2000, the Company changed its fiscal year from the last day of February to the Saturday closest to the last day of February. Fiscal 2001 is a 53-week year.

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

    The computations for basic and diluted earnings per share from continuing operations are as follows:


(in thousands, except per share data)                2001       2000       1999
-------------------------------------------------------------------------------
Earnings from continuing operations               $21,175    $24,695    $ 6,832
-------------------------------------------------------------------------------

Average shares of common stock outstanding:
  Basic                                            18,739     18,752     18,759
  Effect of stock options                             135         34        144
-------------------------------------------------------------------------------
  Diluted                                          18,874     18,786     18,903
-------------------------------------------------------------------------------

Earnings per share from continuing operations:
  Basic                                           $  1.13    $  1.32    $  0.36
  Diluted                                            1.12       1.31       0.36
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

GOODWILL AND OTHER INTANGIBLES
Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are amortized on a straight-line basis over various periods not exceeding 40 years. Identifiable intangible assets represent costs allocated to noncompete agreements, trade names and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives. Accumulated amortization of goodwill and other intangibles at March 3, 2001, and February 29, 2000, was $36.5 million and $32.9 million, respectively.

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

NEW ACCOUNTING PRONOUNCEMENT
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value will be recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI will be reclassified as earnings in the period in which earnings are affected by the hedged item. In June 2000, the FASB issued SFAS 138, which amended certain guidance within SFAS 133.
     The Company adopted SFAS 133, as amended, effective March 4, 2001. The impact of this change was a pre-tax charge of approximately $1 million to OCI and an increase to liabilities by approximately $1 million. The above assessment is based on the fair value of an interest rate swap and currency forward exchange contracts as of March 4, 2001, that were designated as cash flow hedges.


NOTE 2:  PENDING ACQUISITION

On February 4, 2001, the Company entered into an asset purchase and sale agreement with The Pillsbury Company and General Mills, Inc. to acquire Pillsbury's desserts and specialty products business, Pillsbury's non-custom foodservice baking mix business and General Mills' Robin Hood business for approximately $304.6 million in cash. The assets being acquired include equipment and inventory of the Pillsbury businesses, inventory of the General Mills' Robin Hood business, and certain trademarks and trademark licenses. The acquisition is subject to a number of conditions, including provisional approval by the Federal Trade Commission of the acquisition and completion of the merger of General Mills and Pillsbury. The Company expects to close the acquisition in the first half of fiscal year 2002.


NOTE 3:  BUSINESS ACQUIRED

In October 1999, the Company completed its acquisition of Better Brands, Inc., a broadline foodservice distributor located in Windsor, Connecticut. The acquisition was accounted for using the purchase method, and accordingly, the results of operations for Better Brands have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price of $29.1 million included goodwill of $5.1 million, which is being amortized on a straight-line basis over 20 years. The Company's fiscal 2000 results would not have been materially different had this acquisition occurred at the beginning of the fiscal year.


NOTE 4:  DISCONTINUED OPERATIONS

In fiscal 1999, the Company recognized an estimated after-tax loss of $124.6 million (after income tax expense of $10.8 million) for the planned disposition of its Venezuela Foods business. The disposition loss consisted of $93.3 million for the recognition of the unrealized foreign currency translation losses previously included as a separate component of shareholders' equity, a provision of $22.0 million for operating losses from the measurement date (July 31, 1998) to expected disposal date, and a $9.3 million loss on disposal.
    In fiscal 2000, the Company completed its divestiture of the Venezuela Foods business and recorded an additional after-tax charge of $19.6 million (net of a $5.2 million tax benefit). The charge consisted of a $4.0 million loss on the June 1999 sale of the Venezuelan agriculture and animal feeds business, a $3.8 million provision resulting from higher-than-expected operating losses and an $11.8 million charge from the August 1999 sale of the Venezuelan consumer and commercial foods business to Gruma S.A. de C.V. (Gruma). The $11.8 million charge primarily resulted from a higher-than-expected loss on the sale transaction, and a write-down of certain receivables and properties in Venezuela that were retained by the Company. During fiscal 2001, substantially all of the retained receivables and properties were collected or sold at book value.
    Proceeds from the sale of the Venezuelan agriculture and animal feeds business were $27.5 million in cash, which was used to reduce debt obligations of the Venezuelan business. Proceeds from the sale of the Venezuelan consumer and commercial foods business consisted of a $19 million note from Gruma and the assumption of the remaining debt obligations of the Venezuelan business, which totaled $55.5 million. The note receivable is payable over five years and bears interest at an annual rate of 7.5%.


NOTE 5:  INTEREST, NET

Interest, net consisted of the following:

(in thousands)                          2001         2000         1999
----------------------------------------------------------------------
Interest expense                     $18,269      $13,902      $11,107
Capitalized interest                    (542)        (814)        (196)
Non-operating interest income         (2,926)      (2,048)        (529)
----------------------------------------------------------------------
INTEREST, NET                        $14,801      $11,040      $10,382
======================================================================

    Cash payments for interest, net of amounts capitalized, totaled $19.3 million in fiscal 2001, $13.2 million in fiscal 2000 and $11.4 million in fiscal 1999.

    Interest expense of the Venezuela Foods business is classified in discontinued operations.

NOTE 6:  UNUSUAL ITEMS

FISCAL 2001

The Company recognized a pre-tax unusual gain of $3.5 million as follows:


                                                 Employee
                                     Gain on    Termination     Lease
                                     Sale of     and Other    Commitment
(in millions)                       Building     Exit Costs     Costs       Total
---------------------------------------------------------------------------------
CONDIMENTS FACILITY CONSOLIDATION     $  -          $(1.8)       $   -      $(1.8)
SALE OF HEADQUARTERS BUILDING          5.8           (0.2)           -        5.6
REVERSAL OF CHARGES                      -            0.2          0.9        1.1
SEVERANCE AND COSTS FOR CLOSURE
  OF DISTRIBUTION CENTERS                -           (1.1)        (0.3)      (1.4)
---------------------------------------------------------------------------------
TOTAL UNUSUAL GAIN                    $5.8          $(2.9)       $ 0.6      $ 3.5
=================================================================================

    The Company is in the process of expanding its Canadian condiments operation in Dunnville, Ontario, and consolidating the condiment processing operations into that facility. The project includes closing a facility in Scarborough, Ontario in fiscal 2002. The Company expects to realize an unusual gain from the sale of this facility. In fiscal 2001, the Company recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full time and seasonal employees. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $0.7 million in fiscal 2001 and were included in general and administrative expenses.
    The Company recognized a pre-tax unusual gain of $5.8 million from the sale of its corporate headquarters building in Minnesota. The Company also incurred severance costs of $0.2 million for corporate staff reductions that were associated with the sale.
     The Company decided to retain a distribution center in California that was originally scheduled to be closed as part of a fiscal 1999 consolidation plan. As a result, $1.1 million of costs were reversed, which included lease commitment and employee termination costs. Remaining actions initiated in the fiscal 1999 plan have been completed.

     The Company decided to close its Boise, Idaho, and West Allis, Wisconsin, distribution centers. Components of charges resulting from the closures included losses on lease commitments and employee termination costs. In addition, the Company recognized severance and related costs associated with the departure of the distribution group's President. These actions resulted in unusual charges of $1.4 million.
     The liability associated with unusual items as of March 3, 2001, was as follows:


                                                 Employee
                                                Termination      Lease
                                                 and Other    Commitment
(in millions)                                   Exit Costs      Costs      Total
--------------------------------------------------------------------------------
Liability balance as of February 29, 2000          $ 0.7         $ 1.2     $ 1.9
ADDITION TO LIABILITY                                3.1           0.3       3.4
CASH PAYMENTS                                       (1.6)         (0.6)     (2.2)
REVERSAL OF CHARGES                                 (0.2)         (0.9)     (1.1)
--------------------------------------------------------------------------------
LIABILITY BALANCE AS OF MARCH 3, 2001              $ 2.0         $   -     $ 2.0
================================================================================


Fiscal 2000

In the third quarter of fiscal 2000, the Company recognized a gain of $0.5 million from the reversal of certain reserves established in fiscal 1999 as part of the distribution group's consolidation plan and from the sale of a distribution facility. The reversal was required as management determined that four distribution centers identified for closure under the original plan would remain open. Consequently, the Company had fewer-than-planned work-force reductions and lower lease commitment costs. The decision to keep the four distribution centers open was based on the subsequent acquisition of a foodservice distribution business in the northeast United States, as well as strong growth potential and strategic opportunities in certain markets.

Fiscal 1999

The Company recognized unusual items that resulted in pre-tax charges of $29.0 million, as described below.
     The Company incurred a $11.5 million charge to consolidate its foodservice and vending distribution operations into a single business. The plan involved reducing the number of distribution centers by nine, reducing the size of the work force by approximately 300 people and reducing the vehicle fleet size by up to 10 percent. As a result of changes made to the plan, certain accruals were reversed. See further discussion under Fiscal 2000 and Fiscal 2001.
     The Company recognized a charge of $7.2 million, which consisted of a $6.1 million write-off for asset impairment and $1.1 million primarily for employee termination benefits, associated with its Canadian frozen bakery business. The charge resulted from the inability to sell the business at a price acceptable to the Company and from the loss of a major customer.
     The Company recognized an unusual charge of $10.3 million for the write-off of receivables from a major customer of its former food-exporting business. The Company had negotiated an exit agreement with this customer in fiscal 1998, which provided for payments to the Company for amounts due under notes and accounts receivable. The agreement was restructured on several occasions because of the customer's financial difficulties. In fiscal 1999, the Company was notified by the customer that it would not meet its obligations under the restructured exit agreement.


NOTE 7:  INCOME TAXES

Income tax expense was as follows:

                               U.S. Operations
                              -----------------    Non-U.S.
(in thousands)                Federal     Other   Operations     Total
----------------------------------------------------------------------
2001:
CURRENT EXPENSE               $ 5,130    $  102      $ 8,863   $14,095
DEFERRED EXPENSE                2,372       645          812     3,829
----------------------------------------------------------------------
TOTAL TAX EXPENSE             $ 7,502    $  747      $ 9,675   $17,924
======================================================================
2000:
Current expense (benefit)     $  (773)   $   93      $ 7,893   $ 7,213


Deferred expense                3,775     1,732        2,936     8,443
----------------------------------------------------------------------
Total tax expense             $ 3,002    $1,825      $10,829   $15,656
======================================================================
1999:
Current expense               $   356    $  278      $ 7,548   $ 8,182
Deferred expense (benefit)     (3,845)      (21)       1,118    (2,748)
----------------------------------------------------------------------
Total tax expense (benefit)   $(3,489)   $  257      $ 8,666   $ 5,434
======================================================================

    Temporary differences that gave rise to deferred tax assets and liabilities as of March 3, 2001, and February 29, 2000, were as follows:

                                      2001                    2000
                              --------------------    --------------------
                              DEFERRED   DEFERRED     Deferred   Deferred
                                TAX        TAX          Tax        Tax
(in thousands)                 ASSETS  LIABILITIES     Assets  Liabilities
--------------------------------------------------------------------------
Depreciation and
  amortization                 $ 2,389     $30,015     $ 2,247     $28,328
Prepaid pension asset                -      23,744           -      16,003
Accrued expenses                18,408          54      18,192           9
Inventory valuation methods      1,488           -         537           -
Provision for losses
  on receivables                 1,274           -       1,729           -
Deferred income                  3,458           -         465           -
Loss carryforwards               1,142           -       3,735           -
Alternative minimum tax
 credit carryforward             1,994           -       1,142           -
Foreign earnings repatriation        -           -           -       2,676
Other                            2,555         908       5,943       1,057
--------------------------------------------------------------------------
Subtotal                        32,708      54,721      33,990      48,073
Valuation allowance                  -           -      (1,249)          -
--------------------------------------------------------------------------
TOTAL DEFERRED TAXES           $32,708     $54,721     $32,741     $48,073
==========================================================================

         The Company's foreign operations had capital loss carryforwards of approximately $1.4 million that have no expiration date. The Company expects to fully utilize the capital loss carryforwards.
         In fiscal 2000, the Company had a valuation allowance for its foreign tax credit carryforwards due to uncertainty over its ability to utilize these credits before their expiration. In fiscal 2001, the Company fully utilized its foreign tax credit carryforwards and the benefit of that utilization is reflected in the taxes on U.S. Operations.
         Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

(in thousands)                                 2001       2000      1999
------------------------------------------------------------------------
Tax at U.S. federal statutory rate          $13,685    $14,123    $4,293
Differences:
  Effect of taxes on non-U.S. earnings        3,217        379       912
  State and local income taxes                  485      1,216       167
  Effect of intangibles                         122        137       101
  Other                                         415       (199)      (39)
------------------------------------------------------------------------
TOTAL INCOME TAXES                          $17,924    $15,656    $5,434
========================================================================

         No provision has been made for U.S. income taxes applicable to remittance of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $26.9 million in fiscal 2001, $29.9 million in fiscal 2000 and $20.1 million in fiscal 1999.
         Cash paid for income taxes totaled $10.8 million in fiscal 2001, $4.1 million in fiscal 2000 and $13.0 million in fiscal 1999.

NOTE 8:  SUPPLEMENTAL BALANCE SHEET INFORMATION

(in thousands)                                      2001          2000
----------------------------------------------------------------------
Trade accounts receivable, net:
  Trade                                        $ 135,991     $ 127,576
  Allowance for doubtful accounts                 (4,211)       (4,938)
----------------------------------------------------------------------
TOTAL TRADE ACCOUNTS RECEIVABLE, NET           $ 131,780     $ 122,638
======================================================================
Inventories:
  Raw materials, excluding grain               $  12,667     $  12,470
  Grain                                            3,784         2,736
  Finished and in-process goods                  164,600       152,493
  Packages and supplies                            4,156         3,643
----------------------------------------------------------------------
TOTAL INVENTORIES                              $ 185,207     $ 171,342
======================================================================
Property, plant and equipment, net:
  Land                                         $  13,079     $  14,938
  Buildings and improvements                     106,470        97,022
  Machinery and equipment                        234,203       221,548
  Improvements in progress                        14,756        20,921
----------------------------------------------------------------------
                                                 368,508       354,429
  Accumulated depreciation                      (162,348)     (149,505)
----------------------------------------------------------------------
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET       $ 206,160     $ 204,924
======================================================================
Other assets:
  Prepaid pension                              $  58,100     $  44,659
  Identifiable intangible assets                  11,257        12,339
  Other                                           28,872        35,403
----------------------------------------------------------------------
TOTAL OTHER ASSETS                             $  98,229     $  92,401
======================================================================
Other current liabilities:
  Wages and benefits                           $   9,723     $   9,424
  Income taxes                                     7,724         8,921
  Other                                           24,841        30,307
----------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES                $  42,288     $  48,652
======================================================================
Accumulated other comprehensive loss:
  Foreign currency translation adjustment      $ (15,379)    $ (10,204)
  Minimum pension liability adjustment            (2,291)       (1,918)
----------------------------------------------------------------------
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS     $ (17,670)    $ (12,122)
======================================================================


NOTE 9:  FINANCIAL INSTRUMENTS

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


                                          2001                  2000
                                   -------------------    -----------------
                                   CARRYING       FAIR    Carrying     Fair
(in thousands)                      AMOUNT       VALUE     Amount     Value
---------------------------------------------------------------------------
Assets:
  Note receivable from Gruma        $17,219    $15,128     $17,864  $16,870
Liabilities:
  Medium-term notes                  45,000     41,923      65,000   61,907
---------------------------------------------------------------------------


                                          2001                  2000
                                   -------------------    -----------------
                                   NOTIONAL       FAIR    Notional     Fair
(in thousands)                      AMOUNT       VALUE     Amount     Value
---------------------------------------------------------------------------
Derivative financial instruments:
  Futures contracts-buy             $22,701      $ (68)    $11,433    $(257)
  Futures contracts-sell                  -          -         231        -


  Currency forward contracts-buy     23,563        287      11,027     (101)
  Currency forward contracts-sell    46,344       (977)     37,692      267
  Interest rate swap                 25,000       (293)          -        -
---------------------------------------------------------------------------

COMMODITY RISK MANAGEMENT
The Company utilizes commodity futures contracts, primarily wheat futures contracts, to reduce the risks associated with price fluctuations on its wheat and flour inventories. The futures contracts are marked-to-market each month and the gains and losses are recognized in earnings.

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

INTEREST RATE RISK MANAGEMENT
The Company enters into interest rate swaps to reduce the impact of fluctuating interest rates. In November 2000, the Company entered into a $25 million notional amount interest rate swap agreement maturing on November 30, 2001. Under the terms of the agreement, the Company will make quarterly payments at a fixed-rate of 6.46%. In return, the Company will receive floating rate payments based on the current 3-month London Interbank Offered Rate (LIBOR). The net amount received or paid under the terms of the contract is classified as interest expense.

OFF-BALANCE SHEET RISK
As of March 3, 2001, and February 29, 2000, the Company had sold with limited recourse $19.8 million and $18.5 million of accounts receivable, respectively, related to its Canadian operations. To maintain the aggregate outstanding balance, collections received on these accounts may be replaced by new receivables. The credit risk of uncollectible accounts has been substantially transferred to the purchaser. Fees associated with these transactions are included in other income (expense), net, in the consolidated statements of operations.

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

NOTE 10:  NOTES PAYABLE

Notes payable consisted of the following:

(in thousands)                                    2001          2000
--------------------------------------------------------------------
Canadian bankers' acceptances                $  54,934     $   8,938
Notes payable, principally to banks             85,028       133,782
Amounts reclassified to long-term debt        (100,420)     (101,199)
--------------------------------------------------------------------
TOTAL NOTES PAYABLE                          $  39,542     $  41,521
====================================================================

    The Company has a $180 million revolving credit agreement in the United States that expires in October 2005 and a $75 million 364-day revolving credit agreement in Canada. The Canadian credit agreement can be extended annually for additional 364-day terms, or if not renewed, can be converted into a two-year term loan. The Company had available $115 million under these revolving credit agreements as of March 3, 2001. The interest rates on borrowings under these agreements are variable and based on current market factors and the credit rating of the Company. These facilities are available for general corporate purposes. The credit agreements contain covenants pertaining to the maintenance of a fixed charge coverage ratio and an indebtedness to capitalization ratio. Related facility fees were $0.6 million and $0.4 million in fiscal 2001 and 2000, respectively.
    At March 3, 2001, the Company had total unused and uncommitted lines of credit from banks in the United States and Canada of approximately $40 million. No compensating balances were required for any of these credit lines.
    Notes payable totaling $100.4 million have been classified as long-term debt as a result of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the revolving credit agreements.
    The weighted average interest rates on notes payable outstanding at March 3, 2001, and February 29, 2000, were 5.8% and 6.1%, respectively.


NOTE 11:  LONG-TERM DEBT

Long-term debt, net of current portion of $1.0 million in fiscal 2001 and $20.0 million in fiscal 2000, was as follows:


(in thousands)                               2001        2000
-------------------------------------------------------------
Medium-term notes                        $ 45,000    $ 45,000
Other                                           -       1,000
Notes payable, reclassified               100,420     101,199
-------------------------------------------------------------
TOTAL LONG-TERM DEBT                     $145,420    $147,199
=============================================================

    The Company maintains a shelf registration statement with the Securities and Exchange Commission for the issuance of $150 million of debt securities, of which $140 million remained available at March 3, 2001. The Company may issue up to the entire amount as medium-term notes, Series B, in varying amounts, rates and maturities. Medium-term notes outstanding at March 3, 2001, mature in fiscal 2002 to 2007 and have a weighted average interest rate of 6.6%.
    Minimum principal payments totaling $145.4 million are due as follows: $33.3 million in fiscal 2003, $14.0 million in fiscal 2004, $6.0 million in fiscal 2005, $82.1 million in fiscal 2006 and $10.0 million in fiscal 2007.

NOTE 12:  SHAREHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. The Company has created a series of such Preferred Capital Stock, designated as Series A Junior Participating Preferred Capital Stock, consisting of 500,000 shares, par value $1.00 per share. No Preferred Capital Stock was outstanding during the three years ended March 3, 2001.
   The Company has a share rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of the Company's outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 15% or more of the Company's outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series A Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $70, subject to adjustment. If a person or group acquires beneficial ownership of 15% or more of the Company's outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of the Company's common stock having a market value of twice the then-current exercise price of the right. In addition, if the Company is acquired in a merger or other business combination transaction or if 50% or more of its consolidated assets or earnings power are acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's outstanding common stock and prior to an acquisition by any person or group of 50% or more of the Company's outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for common stock or equivalent securities of the Company. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's outstanding common stock, the rights are redeemable for $.001 (subject to adjustment) per right at the option of the Board of Directors. In addition, prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Company's outstanding common stock, the Board of Directors may amend the terms of the rights to lower the 15% threshold for exercisability of the rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding common stock then beneficially owned by any person or group (with certain exceptions) or (ii) 10%.

NOTE 13:  LEASES

The Company leases certain plant, office space and equipment for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.
     The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of March 3, 2001:


                                                   Operating
(in thousands)                                       Leases
------------------------------------------------------------
2002                                                 $21,030
2003                                                  16,737
2004                                                  13,863
2005                                                  11,673
2006                                                   7,698
2007 AND BEYOND                                       12,173
------------------------------------------------------------
Total minimum lease payments*                        $83,174
============================================================

*Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

    Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:


(in thousands)                   2001        2000        1999
-------------------------------------------------------------
Minimum rentals               $26,730     $26,170     $25,144
Sublease rentals                 (249)       (488)       (355)
-------------------------------------------------------------
TOTAL NET RENT EXPENSE        $26,481     $25,682     $24,789
=============================================================


NOTE 14:  COMMITMENTS AND CONTINGENCIES

In fiscal 1998, the Company was notified that approximately $6 million in Company-owned inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by a major customer of the Company's former food-exporting business. The Company believes, based on the facts known to date, that the loss is covered by insurance. However, following submission of a claim for indemnity, the insurance carrier denied our claim for coverage and the Company commenced a lawsuit seeking to obtain coverage under the insurance carrier's policy. If the loss from the theft of product is not covered by such insurance, the Company would recognize a material charge to its results of operations.
    At March 3, 2001, the estimated cost to complete improvements in progress totaled approximately $12 million.

NOTE 15:  STOCK PLANS

The 1989 and 1997 stock-based plans of the Company permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation Committee of the Board of Directors. At March 3, 2001, a total of 186,261 common shares were available for grants.
    In fiscal 2001, grants of 11,941 shares of restricted stock were awarded with varying performance criteria and vesting periods. At March 3, 2001, the total number of restricted shares outstanding was 81,185. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.
    Stock options are granted to purchase shares of Company common stock at not less than fair market value at dates of grant. With the exception of certain options that become exercisable over a period of years based on varying performance criteria, options generally become exercisable one year after the date of grant. In addition, options generally expire 10 years after the date of grant.
    The per share weighted average fair values of stock options granted were $3.46 in fiscal 2001, $5.35 in fiscal 2000 and $6.91 in fiscal 1999. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the calculation:


Assumptions                   2001             2000             1999
--------------------------------------------------------------------
Expected dividend yield       4.4%             4.4%             3.8%
Expected volatility          31.6%            27.6%            24.0%
Risk-free interest rates      6.4%             5.7%             5.7%
Expected life (in years)       7.3              6.9              8.2
--------------------------------------------------------------------

    The Company applies APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the date of grant for its stock options, the Company's earnings from continuing operations would have been reduced to the pro forma amounts indicated below:


(in thousands, except per share data)      2001      2000      1999
-------------------------------------------------------------------
Earnings from continuing
  operations:
    As reported                         $21,175   $24,695    $6,832
    Pro forma                            19,805    23,968     5,944

Diluted earnings per share
  from continuing operations:
    As reported                         $  1.12   $  1.31    $ 0.36
    Pro forma                              1.05      1.28      0.31
-------------------------------------------------------------------

    The following table contains information on stock options:


                                               Weighted
                                           Average Exercise
                             Shares         Price Per Share
-----------------------------------------------------------
Outstanding at
  February 28, 1998        1,336,496            $22.11
Granted                      181,564             28.55
Exercised                   (191,879)            21.52
Expired or canceled          (25,222)            25.75
-----------------------------------------------------------
Outstanding at
  February 28, 1999        1,300,959            $23.02
Granted                      141,550             22.21
Exercised                    (61,089)            20.21
Expired or canceled          (60,700)            25.38
-----------------------------------------------------------
Outstanding at
  February 29, 2000        1,320,720            $22.96
GRANTED                      541,742             12.03
EXERCISED                     (6,000)            16.00
EXPIRED OR CANCELED         (252,940)            22.37
-----------------------------------------------------------
OUTSTANDING AT
  MARCH 3, 2001            1,603,522            $19.38
-----------------------------------------------------------
Options exercisable at:
February 28, 1999            875,009            $21.74
February 29, 2000            934,670            $22.58
MARCH 3, 2001                924,152            $22.22
-----------------------------------------------------------

    For options outstanding at March 3, 2001, the range of exercise price per share was $11.84 to $28.91 and the average remaining contractual life was 7.3 years.


NOTE 16:  RETIREMENT PLANS

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

    Summaries related to the changes in benefit obligations and plan assets, and to the funded status of the plans are as follows:

                                                             Post-Retirement
                                  Pension Benefits                Benefits
                                --------------------       --------------------
(in thousands)                      2001       2000             2001       2000
-------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
  beginning of year             $182,569   $203,811         $ 13,582   $ 14,462
Service cost                       3,298      3,724              171        149
Interest cost                     13,597     12,358            1,081        929
Plan participants'
  contributions                      547        600              756        668
Amendments                           813        557                -          -
Plan expenses                       (706)      (474)               -          -
Actuarial (gain) loss             15,654    (24,512)           1,645       (763)
Benefits payments                (15,984)   (15,606)          (2,529)    (2,040)
Curtailments                         405          -                -          -
Foreign exchange adjustment       (3,662)     2,111             (326)       177
-------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END
  OF YEAR                       $196,531   $182,569         $ 14,380   $ 13,582
===============================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year          $288,104   $257,030         $      -   $      -
Actual return on plan assets      11,038     42,588                -          -
Employer contribution              1,381      1,289            1,773      1,372
Plan participants'
  contributions                      547        600              756        668
Benefits payments                (15,984)   (15,606)          (2,529)    (2,040)
Plan expenses                       (659)      (474)               -          -
Foreign exchange adjustment       (4,876)     2,677                -          -
-------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT
  END OF YEAR                   $279,551   $288,104         $      -   $      -
===============================================================================

FUNDED STATUS
Funded status at end of year    $ 83,020   $105,535         $(14,380)  $(13,582)
Unrecognized transition
  asset                           (2,804)    (4,471)               -          -
Unrecognized prior service
  cost                             5,216      5,616             (490)      (571)
Unrecognized net (gain) loss     (39,783)   (73,921)           2,183        850
-------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED           $ 45,649   $ 32,759         $(12,687)  $(13,303)
===============================================================================

Amounts recognized in the
   consolidated balance sheet
   consist of:
    Prepaid pension asset       $ 58,100   $ 44,659         $      -   $      -
    Accrued benefit liability    (16,213)   (15,044)         (12,687)   (13,303)
    Intangible asset                   6          -                -          -
    Accumulated other
      comprehensive loss           3,756      3,144                -          -
-------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED           $ 45,649   $ 32,759         $(12,687)  $(13,303)
===============================================================================
                                                                 Post-Retirement
                                  Pension Benefits               Benefits
                                --------------------       --------------------
Weighted-average assumptions        2001       2000            2001        2000
-------------------------------------------------------------------------------
Discount rate                       7.2%       7.6%            7.2%        7.6%
Expected return on plan assets     10.3%      10.3%             N/A         N/A
Rate of compensation increase       4.0%       4.0%             N/A         N/A
-------------------------------------------------------------------------------

    The assumed annual rate of increase in per capita costs of post-retirement health-care benefits for fiscal 2001 ranged from 4.8% to 5.8%. The rate is assumed to decrease gradually to 4% for fiscal 2004 and thereafter.
    Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a one-percentage-point change in the assumed health-care cost trends are as follows:


                                     1-Percentage-Point
                                     ------------------
(in thousands)                      Increase      Decrease
----------------------------------------------------------
Total of service and interest cost      $ 79         $ (65)
Accumulated post-retirement
  benefit obligation                     768          (639)
----------------------------------------------------------


                                                                 Post-Retirement
                                  Pension Benefits                   Benefits
                            ----------------------------    -------------------------
(in thousands)                  2001      2000      1999       2001     2000     1999
-------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC
  BENEFIT COST
Service cost                $  3,298  $  3,724  $  3,337     $  171   $  149   $  101
Interest cost                 13,597    12,358    12,518      1,081      929      907
Expected return on plan
  assets                     (25,697)  (23,017)  (20,419)         -        -        -
Amortization of transition
  asset                       (1,521)   (1,539)   (1,532)         -        -        -
Amortization of prior
  service cost                   949     1,080     1,367        (34)     (35)     (34)
Recognized actuarial
  (gain) loss                 (3,567)      (45)      760        157      159      117
Curtailment loss                 401         -         -          -        -        -
-------------------------------------------------------------------------------------
NET PERIODIC (BENEFIT) COST $(12,540) $ (7,439) $ (3,969)    $1,375   $1,202   $1,091
=====================================================================================

    The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:


                                        Pension Benefits
                                    ------------------------
(in thousands)                         2001             2000
------------------------------------------------------------
Projected benefit obligation        $16,648          $15,564
Accumulated benefit obligation       16,420           15,336
------------------------------------------------------------

    The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:


(in thousands)                         2001             2000
------------------------------------------------------------
Minimum liability recognized in
  comprehensive loss                $(3,756)         $(3,144)
Tax benefit                           1,465            1,226
------------------------------------------------------------
MINIMUM LIABILITY RECOGNIZED IN
  COMPREHENSIVE LOSS, NET OF TAX    $(2,291)         $(1,918)
============================================================

DEFINED CONTRIBUTION PLANS
Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. The Company makes contributions equal to 50% of the participating employee's contributions subject to certain limitations. Employer contributions, which are invested in shares of the Company's common stock, were $2.4 million in fiscal 2001, $2.3 million in fiscal 2000 and $2.2 million in fiscal 1999.


NOTE 17:  MULTIFOODS' BUSINESS SEGMENTS

The Company has two reportable business segments: Multifoods Distribution Group and North America Foods.
    MULTIFOODS DISTRIBUTION GROUP is a distributor of food and related products to the foodservice industry in the United States. The business offers foodservice customers a broad selection of national brand-name, regional and private-label items, including food products, paper goods and cleaning supplies, through its national network of distribution centers. Customers include casual-dining, limited-menu restaurants, such as pizza, Mexican and Italian establishments, and sandwich shops; vending operators; the office coffee service market; movie theaters; fund-raising groups; commissaries; and stadium and recreational concession stands. In October 1999, the Company acquired Better Brands, Inc., a broadline foodservice distributor based in the northeast United States. The acquisition enhances the Company's position in the foodservice industry and expands its geographic reach. The Company holds leadership positions in the independent pizza restaurant, vending and office coffee service foodservice categories.
    NORTH AMERICA FOODS is comprised of two business units: U.S. Foodservice Products and Robin Hood Multifoods in Canada. U.S. Foodservice Products is a manufacturer and provider of baking mixes and frozen batters, doughs and desserts to foodservice operators and commercial customers. Customers include retail, wholesale and in-store bakeries, and foodservice establishments, such as restaurants and convenience stores. In Canada, Robin Hood Multifoods is a leading consumer foods manufacturer and marketer of flour and baking mixes, primarily under the Robin Hood brand name; and condiments, primarily under the Bick's brand name. The Company also is a leading provider of grain-based products and condiments to foodservice operators and commercial customers.
    DIVESTED BUSINESS consists of the food-exporting business, which the Company exited in fiscal 1998.

    The Company does not allocate interest expense, income taxes or certain corporate expenses to its business segments. The following tables set forth information by business segment:


                                                                  Operating
                                       Net    Operating   Unusual  Earnings
(in millions)                         Sales     Costs      Items    (Loss)
---------------------------------------------------------------------------
2001:
  MULTIFOODS DISTRIBUTION GROUP    $2,042.5   $(2,025.7)   $ (0.3)   $ 16.5
  NORTH AMERICA FOODS                 482.4      (441.9)     (1.8)     38.7
  CORPORATE EXPENSES                      -        (5.5)      5.6       0.1
---------------------------------------------------------------------------
TOTAL                              $2,524.9   $(2,473.1)   $  3.5    $ 55.3
===========================================================================
2000:
  Multifoods Distribution Group    $1,899.6   $(1,879.2)   $  0.5    $ 20.9
  North America Foods                 485.1      (446.5)        -      38.6
  Corporate Expenses                      -        (7.1)        -      (7.1)
---------------------------------------------------------------------------
Total                              $2,384.7   $(2,332.8)   $  0.5    $ 52.4
===========================================================================
1999:
  Multifoods Distribution Group    $1,845.8   $(1,817.5)   $(11.5)   $ 16.8
  North America Foods                 450.8      (419.5)     (7.2)     24.1
  Divested Business                       -         0.8     (10.3)     (9.5)
  Corporate Expenses                      -        (8.5)        -      (8.5)
---------------------------------------------------------------------------
Total                              $2,296.6   $(2,244.7)   $(29.0)   $ 22.9
===========================================================================


                                 2001                               2000                              1999
                  --------------------------------  --------------------------------  --------------------------------
                               DEPRECIATION                      Depreciation                      Depreciation
                    CAPITAL         AND                Capital        and                Capital        and
(in millions)     EXPENDITURES AMORTIZATION ASSETS  Expenditures Amortization Assets  Expenditures Amortization Assets
----------------------------------------------------------------------------------------------------------------------
Multifoods
  Distribution
  Group               $12.4       $13.7     $424.2      $31.1       $11.0     $400.2      $13.0       $11.4     $354.3
North America Foods    22.5        11.5      243.1       18.3        10.8      232.7       14.7        10.3      215.6
Divested Business         -           -        6.2          -           -        6.2          -           -        6.7
Corporate               0.3         0.2       91.1          -         0.4       97.1        0.4         0.4       75.4
Discontinued
  Operations              -           -          -          -           -          -          -           -       44.9
----------------------------------------------------------------------------------------------------------------------
TOTAL                 $35.2       $25.4     $764.6      $49.4       $22.2     $736.2      $28.1       $22.1     $696.9
======================================================================================================================

    Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, and current and deferred income tax assets.

Geographic Information

The Company's North America Foods business segment operates in the United States and Canada. The Canadian operations had revenues of $315.0 million, $311.8 million and $297.3 million for fiscal years 2001, 2000 and 1999, respectively. In addition, long-lived assets of the Canadian operations were $86.3 million, $87.6 million and $79.3 million at March 3, 2001, February 29, 2000, and February 28, 1999, respectively. Long-lived assets consist of property, plant and equipment; goodwill; and identifiable intangible assets.


NOTE 18:  QUARTERLY SUMMARY (UNAUDITED)

                                       Net     Operating   Unusual  Operating
(in millions)                         Sales      Costs      Items    Earnings
------------------------------------------------------------------------------
FIRST QUARTER - 2001
  MULTIFOODS DISTRIBUTION GROUP      $495.9      $(490.7)   $    -     $  5.2
  NORTH AMERICA FOODS                 114.4       (106.9)        -        7.5
  CORPORATE EXPENSES                      -         (1.5)        -       (1.5)
-----------------------------------------------------------------------------
TOTAL                                $610.3      $(599.1)   $    -     $ 11.2
=============================================================================
First Quarter - 2000
  Multifoods Distribution Group      $472.0      $(465.7)   $    -     $  6.3
  North America Foods                 116.8       (110.5)        -        6.3
  Corporate Expenses                      -         (2.3)        -       (2.3)
-----------------------------------------------------------------------------
Total                                $588.8      $(578.5)   $    -     $ 10.3
=============================================================================
SECOND QUARTER - 2001
  MULTIFOODS DISTRIBUTION GROUP      $468.8      $(465.0)   $ (0.3)    $  3.5
  NORTH AMERICA FOODS                 116.5       (107.4)        -        9.1
  CORPORATE EXPENSES                      -         (1.2)      5.6        4.4
-----------------------------------------------------------------------------
TOTAL                                $585.3      $(573.6)   $  5.3     $ 17.0
=============================================================================
Second Quarter - 2000
  Multifoods Distribution Group      $452.5      $(447.7)   $    -     $  4.8
  North America Foods                 116.2       (108.2)        -        8.0
  Corporate Expenses                      -         (1.9)        -       (1.9)
-----------------------------------------------------------------------------
Total                                $568.7      $(557.8)   $    -     $ 10.9
=============================================================================
THIRD QUARTER - 2001
  MULTIFOODS DISTRIBUTION GROUP      $518.7      $(512.7)   $    -     $  6.0
  NORTH AMERICA FOODS                 131.1       (116.7)     (1.5)      12.9
  CORPORATE EXPENSES                      -         (1.2)        -       (1.2)
-----------------------------------------------------------------------------
TOTAL                                $649.8      $(630.6)   $ (1.5)    $ 17.7
=============================================================================
Third Quarter - 2000
  Multifoods Distribution Group      $496.2      $(492.0)   $  0.5     $  4.7
  North America Foods                 136.0       (122.1)        -       13.9
  Corporate Expenses                      -         (1.9)        -       (1.9)
-----------------------------------------------------------------------------
Total                                $632.2      $(616.0)   $  0.5     $ 16.7
=============================================================================
FOURTH QUARTER - 2001
  MULTIFOODS DISTRIBUTION GROUP      $559.1      $(557.3)   $    -     $  1.8
  NORTH AMERICA FOODS                 120.4       (110.9)     (0.3)       9.2
  CORPORATE EXPENSES                      -         (1.6)        -       (1.6)
-----------------------------------------------------------------------------
TOTAL                                $679.5      $(669.8)   $ (0.3)    $  9.4
==============================================================================
Fourth Quarter - 2000
  Multifoods Distribution Group      $478.9      $(473.8)   $    -     $  5.1
  North America Foods                 116.1       (105.7)        -       10.4
  Corporate Expenses                      -         (1.0)        -       (1.0)
-----------------------------------------------------------------------------
Total                                $595.0      $(580.5)   $    -     $ 14.5
=============================================================================


NOTE 18:   QUARTERLY SUMMARY  (UNAUDITED)

                              FIRST QUARTER     SECOND QUARTER      THIRD QUARTER      FOURTH QUARTER       TOTAL YEAR
(in millions,                ---------------   ----------------    ---------------    ----------------   ----------------
except per share data)        2001     2000     2001      2000      2001     2000     2001      2000       2001     2000
------------------------------------------------------------------------------------------------------------------------

Gross profit                 $44.7   $ 43.8    $45.0    $ 42.5     $52.6    $50.5    $46.7     $47.2     $189.0   $184.0

Earnings from
  continuing operations        4.8      4.6      5.2(b)    5.1       8.5(c)   8.1      2.7(d)    6.9       21.2     24.7
Loss from discontinued
  operations                     -     (7.8)       -     (11.8)        -        -        -         -          -    (19.6)
------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)            4.8     (3.2)     5.2      (6.7)      8.5      8.1      2.7       6.9       21.2      5.1

Basic earnings (loss) per
  share of common stock (a):
    Continuing operations     0.25     0.24     0.28(b)   0.27      0.45(c)  0.43     0.14(d)   0.37       1.13     1.32
    Discontinued operations      -    (0.41)       -     (0.63)        -        -        -         -          -    (1.05)
------------------------------------------------------------------------------------------------------------------------
       Total                  0.25    (0.17)    0.28     (0.36)     0.45     0.43     0.14      0.37       1.13     0.27

Diluted earnings (loss) per
  share of common stock (a):
    Continuing operations     0.25     0.24     0.28(b)   0.27      0.45(c)  0.43     0.14(d)   0.37       1.12     1.31
    Discontinued operations      -    (0.41)       -     (0.62)        -        -        -         -          -    (1.04)
------------------------------------------------------------------------------------------------------------------------
       Total                  0.25    (0.17)    0.28     (0.35)     0.45     0.43     0.14      0.37       1.12     0.27

Comprehensive income
  (loss)                       1.0     (1.1)     6.9      (7.7)      5.6      9.6      2.1       9.4       15.6     10.2

Dividends paid per share
  of common stock             0.20     0.20     0.20      0.20      0.20     0.20     0.20      0.20       0.80     0.80

Market price of common stock:
    Close                    13.44    22.00    16.88     22.69     18.63    13.94    19.21     10.94      19.21    10.94
    High                     14.94    24.19    18.56     24.19     18.63    23.38    23.31     14.44      23.31    24.19
    Low                       9.81    19.63    12.56     21.31     15.75    13.63    16.44     10.75       9.81    10.75
------------------------------------------------------------------------------------------------------------------------

(a) Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings (loss) per share in fiscal 2001 and 2000 does not equal the total computed for the year.
(b) Includes a net after-tax gain of $0.2 million, or 1 cent per share, from unusual items and tax expense associated with a dividend from the Company's Canadian subsidiary.
(c) Includes a net after-tax charge of $0.9 million, or 5 cents per share, from unusual items.
(d) Includes a net after-tax charge of $0.2 million, or 1 cent per share, from unusual items.