Form 10-K, Exhibit 13
period 2002-03-02
INTERNATIONAL MULTIFOODS CORP
filed 2002-05-21
CIK 51410

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

Five-Year Comparative Summary

	Fiscal Year Ended
(dollars and shares in millions, except per share data)	March 2, 2002	March 3, 2001	Feb. 29, 2000	Feb. 28, 1999	Feb. 28, 1998
Consolidated Summary of Operations
Net sales	$2,849.1	$2,524.9	$2,384.7	$2,296.6	$2,251.1
Cost of materials and production	(2,427.2)	(2,151.0)	(2,032.3)	(1,961.5)	(1,915.2)
Delivery and distribution	(213.7)	(184.9)	(168.4)	(150.3)	(145.9)
Selling, general and administrative	(161.0)	(137.2)	(132.1)	(132.9)	(140.5)
Unusual items	(0.7)	3.5	0.5	(29.0)	(5.0)
Interest, net	(21.4)	(14.8)	(11.0)	(10.4)	(7.5)
Loss on cancellation of debt offering	(10.3)	—	—	—	—
Other income (expense), net	0.5	(1.4)	(1.0)	(0.2)	—

Earnings from continuing operations before income taxes	15.3	39.1	40.4	12.3	37.0
Income taxes	(5.6)	(17.9)	(15.7)	(5.5)	(12.4)

Earnings from continuing operations	9.7	21.2	24.7	6.8	24.6

Discontinued operations:
Operating loss, after tax	—	—	—	(14.1)	(4.6)
Net loss on disposition, after tax	—	—	(19.6)	(124.6)	—

Loss from discontinued operations	—	—	(19.6)	(138.7)	(4.6)

Earnings (loss) before extraordinary item	9.7	21.2	5.1	(131.9)	20.0
Extraordinary loss on early extinguishment of debt, net of tax	(0.5)	—	—	—	—

Net earnings (loss)	$9.2	$21.2	$5.1	$(131.9)	$20.0

Basic earnings (loss) per share:
Continuing operations	$0.51	$1.13	$1.32	$0.36	$1.34
Discontinued operations	—	—	(1.05)	(7.39)	(0.25)
Extraordinary item	(0.02)	—	—	—	—

Total	$0.49	$1.13	$0.27	$(7.03)	$1.09

Diluted earnings (loss) per share:
Continuing operations	$0.50	$1.12	$1.31	$0.36	$1.33
Discontinued operations	—	—	(1.04)	(7.34)	(0.25)
Extraordinary item	(0.02)	—	—	—	—

Total	$0.48	$1.12	$0.27	$(6.98)	$1.08

Year-End Financial Position
Current assets(3)	$469.2	$378.3	$354.0	$340.1	$383.4
Current liabilities(3)	270.1	298.9	277.5	264.2	221.8
Working capital (excluding cash and short-term debt)(3)	197.2	109.7	126.8	179.3	177.3
Property, plant and equipment, net(2)	230.3	206.2	204.9	165.2	170.0
Long-term debt(2)	514.5	145.4	147.2	121.2	121.0
Shareholders' equity	272.1	256.0	255.1	260.3	309.4
Total assets(3)	1,124.7	764.6	736.2	696.9	703.6

Dividends Paid
Common stock	$—	$15.0	$15.0	$15.0	$14.7
Per share of common stock	—	0.80	0.80	0.80	0.80

Other Financial Data
Current ratio	1.7:1	1.3:1	1.3:1	1.3:1	1.7:1
Equity per share of common stock	$14.32	$13.66	$13.62	$13.86	$16.51
Debt-to-total capitalization(2)	66%	42%	45%	38%	32%
Depreciation(2)	$23.9	$21.7	$18.6	$18.6	$20.3
Capital expenditures, excluding acquisitions(2)	$29.3	$35.2	$49.4	$28.1	$18.6
Average common shares outstanding:
Basic	18.9	18.7	18.8	18.8	18.4
Diluted	19.1	18.9	18.8	18.9	18.6
Number of common shareholders	4,022	4,287	4,445	4,658	4,705
Number of employees(2)	4,680	4,654	4,362	4,232	4,043
Market price per share of common stock:
Close	$21.86	$19.21	$10.94	$21.69	$27.94
High	$24.67	$23.31	$24.19	$31.44	$32.44
Low	$16.30	$9.81	$10.75	$15.38	$20.00

(1)
In fiscal 1999, we classified our Venezuela Foods business as discontinued operations. Prior-year information has been reclassified accordingly.

(2)
Continuing operations only.

(3)
Includes discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

        International Multifoods is a North American producer of branded consumer foods and foodservice products, including baking mixes, frozen bakery products, flour, ready-to-spread frostings, condiments, potato and pancake mix offerings. We also are a leading distributor of food and related products to targeted segments of the foodservice industry, including limited-menu restaurants and vending operators. We manage the company through four operating segments—U.S. Consumer Products, U.S. Foodservice Products, Canadian Foods and Multifoods Distribution Group.

        In November 2001, we completed our acquisition of the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting products business, and certain regional flour and side-dish brands of General Mills. The acquisition makes International Multifoods a leading marketer of U.S. consumer baking products and enhances our existing U.S. foodservice manufacturing business. The acquisition will substantially improve our operating earnings and cash flow. The cash purchase price for the acquisition was $304.5 million.

        In connection with the acquisition, we entered into a $450 million senior secured credit facility and issued $200 million of senior unsecured notes. Proceeds from the new financing arrangements were used to pay for the acquisition and refinance our existing debt obligations. The acquisition and related financing substantially increased our outstanding debt obligations. See further information in our discussion of Financial Condition.

        In February 2001, we announced that we were exploring strategic alternatives for Multifoods Distribution Group. Our review was delayed during fiscal 2002 as we focused on completing the acquisition and positioning our existing manufacturing operations for future growth. Although we are unable to provide a specific timetable, we expect to complete the review in fiscal 2003. If certain actions contemplated under the review are implemented, we may be required to recognize a material charge to our results of operations.

        In fiscal 2000, we completed the sale of our Venezuela Foods business. The Venezuelan business is classified as discontinued operations in the consolidated financial statements. We also acquired Better Brands, Inc., a broadline foodservice distributor located in Windsor, Conn., for $29.1 million.

RESULTS OF OPERATIONS

Fiscal 2002 compared with Fiscal 2001

Overview

        Consolidated net sales for fiscal 2002 increased $324.2 million, or 13%. The increase was primarily driven by the addition of several new foodservice distribution accounts and the contribution from the acquired Pillsbury and General Mills businesses. Excluding sales from the acquired businesses, net sales increased 8% in fiscal 2002.

        Net earnings in fiscal 2002 were affected by one-time costs related to the acquisition and unusual items. One-time costs included a write-off of $10.3 million for fees related to the planned issuance of $200 million of high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations. The following table presents the impact of one-time items on net earnings and diluted earnings per share for fiscal 2002 and 2001.

			Diluted Earnings per Share
	Net Earnings
(in millions, except per share data)
	2002	2001	2002	2001
Before one-time items	$16.3	$22.1	$0.85	$1.17
Extraordinary loss	(0.5)	—	(0.02)	—
Loss on cancellation of debt offering	(6.4)	—	(0.34)	—
Tax on Canadian dividend	—	(3.1)	—	(0.17)
Unusual items	(0.2)	2.2	(0.01)	0.12

Reported amounts	$9.2	$21.2	$0.48	$1.12

        The decline in net earnings before one-time items was primarily the result of lower operating earnings in our U.S. Foodservice Products and Canadian Foods businesses. We also had increased interest expense, which resulted from higher debt balances related to the acquisition. U.S. Foodservice Products was affected by higher fixed manufacturing and ingredient costs, while Canadian Foods was impacted by costs incurred to consolidate our condiments-processing facilities. The earnings decline was partially offset by the earnings contribution from the acquired businesses.

        Net earnings in both fiscal 2002 and 2001 included income from our defined benefit pension plans. Pension plans generated pre-tax income of $12.1 million in fiscal 2002 and $12.5 million in fiscal 2001. Strong investment performance in the 1990s caused pension assets to increase significantly, which resulted in recognition of pension income. However, the value of our pension assets declined $18.5 million in fiscal 2002, primarily due to a decline in the equity markets in 2001 and payment of benefits. The decline in the value of pension assets along with increased pension obligations is expected to reduce pension income by approximately $3 million in fiscal 2003.

        The following table sets forth statement of earnings data for each of our business segments. We formed the U.S. Consumer Products business in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills.

(in millions)	2002	2001 (53 weeks)	2000
Net sales:
U.S. Consumer Products	$112.0	$—	$—
U.S. Foodservice Products	215.8	196.4	200.0
Canadian Foods	282.7	286.0	285.1
Multifoods Distribution Group	2,238.6	2,042.5	1,899.6

Total net sales	$2,849.1	$2,524.9	$2,384.7

Operating earnings:
U.S. Consumer Products
Operating earnings before unusual items	$12.3	$—	$—
Unusual items	—	—	—

	12.3	—	—

U.S. Foodservice Products
Operating earnings before unusual items	5.0	10.7	7.9
Unusual items	(0.9)	—	—

	4.1	10.7	7.9

Canadian Foods
Operating earnings before unusual items	22.9	29.8	30.7
Unusual items	1.5	(1.8)	—

	24.4	28.0	30.7

Multifoods Distribution Group
Operating earnings before unusual items	16.5	16.8	20.4
Unusual items	(1.0)	(0.3)	0.5

	15.5	16.5	20.9

Corporate
Operating expenses before unusual items	(9.5)	(5.5)	(7.1)
Unusual items	(0.3)	5.6	—

	(9.8)	0.1	(7.1)

Consolidated
Operating earnings before unusual items	47.2	51.8	51.9
Unusual items	(0.7)	3.5	0.5

Total operating earnings	$46.5	$55.3	$52.4

Consolidated earnings summary:
Operating earnings	$46.5	$55.3	$52.4
Interest, net	(21.4)	(14.8)	(11.0)
Loss on cancellation of debt offering	(10.3)	—	—
Other income (expense), net	0.5	(1.4)	(1.0)

Earnings from continuing operations before income taxes	15.3	39.1	40.4
Income taxes	(5.6)	(17.9)	(15.7)

Earnings from continuing operations	9.7	21.2	24.7
Loss from discontinued operations, net of tax	—	—	(19.6)

Earnings before extraordinary item	9.7	21.2	5.1
Extraordinary loss on early extinguishment of debt, net of tax	(0.5)	—	—

Net earnings	$9.2	$21.2	$5.1

Segment Results

        U.S. Consumer Products: This business segment was formed in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills. The operating results of the acquired brands are included in our results since Nov. 13, 2001 (the date of acquisition).

        U.S. Foodservice Products: Net sales increased 10% to $215.8 million. Excluding the impact of the acquired foodservice brands of Pillsbury, sales increased approximately 6%. The remaining increase was primarily the result of the addition of a large new account, which we began to serve in the fourth quarter of fiscal 2001.

        Operating earnings before unusual items declined 53% to $5 million. Operating earnings were affected by higher ingredient costs and increased fixed manufacturing expense, which resulted from the addition of new production lines for our ready-to-bake and thaw-and-serve products. Competitive pricing pressures and soft volumes in regional accounts also affected our results. The decline was partially offset by the earnings contribution from the acquisition.

        As a result of the acquisition, we reorganized our U.S. Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million unusual charge for severance costs associated with the departure of 23 employees, including the president of the division.

        Canadian Foods: Net sales declined 1% to $282.7 million. Lower consumer grain-based and foodservice condiment volumes and unfavorable currency translation impacted net sales. This decline was partially offset by higher prices in our grain-based products, which resulted from increased commodity costs.

        Operating earnings before unusual items declined 23% to $22.9 million. Operating earnings were affected by costs and inefficiencies resulting from our condiments facility consolidation project, as well as lower sales volumes. Operating earnings also were affected by higher raw material costs and unfavorable currency translation.

        In October 2001, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $1.6 million in fiscal 2002 and were included in general and administrative expenses.

        Multifoods Distribution Group: Net sales increased 10% to $2,238.6 million. We achieved a substantial increase in sales to sandwich shops due to the addition of several large customer accounts. The sales increase also reflects volume gains in the pizza customer segment and the impact of higher cheese prices. The sales increase was partially offset by a decline in sales to vending operators. Vending distribution sales were impacted by lower industry demand in certain regions of the United States due to the soft economy and competitive pricing pressures.

        Operating earnings before unusual items declined 2% to $16.5 million. Operating earnings were impacted by inefficiencies associated with the significant new business we added, as well as a year-over-year increase in labor rates. This decline was partially offset by the earnings contribution that resulted from the increased sales volumes.

        We closed our Kent, Wash., distribution facility and also reduced our work force at certain other distribution centers. Approximately 39 salaried and hourly employees were terminated, resulting in a $0.5 million unusual charge. In addition, we recognized a $0.5 million loss on equipment disposals at one of our distribution centers as a result of canceling an expansion project at that facility.

        Corporate: Corporate expenses before unusual items in fiscal 2002 were $9.5 million, compared with $5.5 million a year ago. The increase was primarily the result of costs related to the acquisition.

Non-Operating Expense and Income

        In fiscal 2002, net interest expense was $21.4 million, compared with $14.8 million in the prior year. The increase in net interest expense was due to higher average debt balances, which resulted from the cost of the acquisition and increased working capital levels. The increase was partially offset by lower average borrowing rates on our variable rate debt obligations.

        In the third quarter of fiscal 2002, we wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

        Other income in fiscal 2002 included a $0.9 million gain from the sale of Prudential Financial, Inc. (Prudential) common stock. We received the common stock as part of Prudential's conversion from a mutual company to a stock company.

Income Taxes

        For fiscal 2002, our overall effective tax rate on earnings before extraordinary item was 37%, compared with 45.8% last year. In fiscal 2001, our effective tax rate was affected by income tax expense of $3.1 million associated with a dividend from our Canadian subsidiary. In addition, the effective tax rate in both years was affected by taxes associated with unusual items. Excluding the impact of the Canadian dividend and unusual items, our effective tax rate on earnings before extraordinary item was 38.1% in fiscal 2002 and 38% in fiscal 2001.

Extraordinary Item

        As a result of the refinancing of our debt facilities due to the acquisition, we recorded a $0.5 million after-tax charge in the third quarter of fiscal 2002. The charge consisted of direct costs incurred for the redemption of our outstanding medium-term notes and the write-off of unamortized bank fees related to previous credit arrangements.

Fiscal 2001 compared with Fiscal 2000

Overview

        Fiscal 2001 earnings from continuing operations were $21.2 million, or $1.12 per diluted share, compared with $24.7 million, or $1.31 per diluted share, in fiscal 2000. The decline in earnings was primarily attributable to increased interest expense, lower operating earnings in Multifoods Distribution Group and tax expense associated with a dividend from our Canadian subsidiary. Our distribution business was adversely affected by higher fuel costs and wage rates, and by start-up costs associated with new business that we began to serve in the fourth quarter of fiscal 2001.

        The decline in fiscal 2001 earnings was partially offset by higher operating earnings in our U.S. Foodservice Products business and the benefit of increased income from our defined benefit pension plans. Earnings also were impacted by a net pre-tax gain of $3.5 million associated with unusual items.

Unusual items included a gain from the sale of our corporate headquarters building and charges for costs associated with the consolidation of our condiments-processing facilities in Canada. Further information on unusual items follows in the discussion of segment results and in Note 5 to the consolidated financial statements.

Segment Results

        U.S. Foodservice Products: Net sales declined 2% to $196.4 million. Sales were affected by the purchase of a customer by one of our competitors and by lower baking mix sales. The decline was partially offset by strong sales of thaw-and-serve products.

        Operating earnings increased 35% to $10.7 million. The increase was primarily the result of lower ingredient and selling costs. This increase was partially offset by higher energy costs, which affected our delivery and production expenses. In addition, we incurred start-up costs associated with a new customer account.

        Canadian Foods: Net sales of $286 million were even with fiscal 2000. We achieved sales growth in commercial flour and baking mixes. However, sales were adversely impacted by a decline in consumer flour sales and unfavorable currency translation. Net sales also were impacted by lower commodity costs, which affect our price to commercial customers.

        Operating earnings before unusual items declined 3% to $29.8 million. The earnings decline resulted from the impact of lower consumer flour sales, unfavorable currency translation and higher costs. We were impacted by higher energy costs and one-time costs associated with our condiments facility consolidation project. The earnings decline was partially offset by higher commercial sales volumes.

        Our condiments consolidation project included expanding our Canadian condiments operation in Dunnville, Ontario, and closing a facility in Scarborough, Ontario. In fiscal 2001, we recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full-time and seasonal employees of our Scarborough, Ontario, facility. Certain one-time costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $0.7 million in fiscal 2001 and were included in general and administrative expenses.

        Multifoods Distribution Group: Net sales increased 8% to $2,042.5 million as a result of higher sales volumes to vending operators and sandwich shops, and the full-year benefit of our acquisition of Better Brands. The increase was partially offset by the impact of a decline in cheese prices and the loss of a regional foodservice account during the first quarter of fiscal 2001. Excluding the impact of the Better Brands acquisition, overall sales volumes increased 5%.

        Operating earnings before unusual items declined 18% to $16.8 million. Higher costs and a change in customer mix adversely affected operating earnings. We were impacted by higher fuel and wage costs along with start-up costs from new business. We increased pay in certain job categories and in certain locations during fiscal 2001 because of the tight labor market. In addition, productivity issues that resulted from facility consolidations and an information systems conversion that took place in fiscal 2000 continued to impact delivery and distribution costs. These prior-year actions increased employee turnover at the consolidated facilities and caused inefficiencies as employees adjusted to new warehouse layouts and a new information system.

        In fiscal 2001, we recognized a net charge of $0.3 million from unusual items. The charge included $1.4 million for severance and lease commitment costs associated with the closure of two distribution facilities and the departure of the group's president. In addition, we reversed a liability of $1.1 million primarily for lease commitment costs for the closure of a distribution center in California that is no longer planned.

        Corporate: In fiscal 2001, we recognized an unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also recognized severance costs of $0.2 million for corporate staff reductions.

Non-Operating Expense and Income

        In fiscal 2001, net interest expense was $14.8 million, compared with $11 million in fiscal 2000. The increase in interest expense resulted from higher interest rates and debt levels. Higher average debt levels were driven primarily by the acquisition of Better Brands late in the third quarter of fiscal 2000.

Income Taxes

        In fiscal 2001, we recognized income tax expense of $3.1 million associated with a dividend from our Canadian subsidiary. The effective tax rate on earnings before the impact of the Canadian dividend and unusual items was 38% in fiscal 2001 and 2000.

FINANCIAL CONDITION

        Our major sources of liquidity are cash flows from operations and borrowings from our $100 million revolving credit facility. As of March 2, 2002, there were no borrowings outstanding under the revolving credit facility, although $5.4 million of the facility was unavailable due to outstanding letters of credit.

        We believe that cash flows from operations, current cash on hand and borrowings from our existing revolving credit facility will be sufficient to meet our operating requirements and debt service obligations during fiscal 2003. However, our future financial performance could be impacted by a change in general economic or competitive conditions or other unforeseen events that are beyond our control. If our earnings were adversely impacted by such factors or events, we could violate our debt covenants. In the event that such noncompliance appears likely, or occurs, we would seek the lenders' approvals of amendments to, or waivers of, such financial covenants.

        We do not have any guarantees to third parties or written options on non-financial assets. In addition, we do not engage in any off-balance sheet financing arrangements or transactions with unconsolidated limited purpose entities.

        Our debt-to-total-capitalization ratio increased to 66% at March 2, 2002, compared with 42% at March 3, 2001. The increase was primarily the result of additional debt incurred for the acquisition.

Capital Resources

        In November 2001, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and a $200 million bilateral credit facility. We applied the proceeds from borrowings under the new credit facilities to pay for the acquisition, to refinance our existing debt, to pay fees and expenses related to the refinancing of our indebtedness and to fund our working capital needs.

        The $450 million senior secured facility is composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. During fiscal 2002, we made scheduled principal payments of $11 million on the term loans. The interest rates on borrowings under the $450 million senior secured facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of the covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets.

        In November 2001, we entered into interest rate swap agreements in order to fix a portion of our variable rate borrowings. The interest rate swap agreements were for terms of 1.5 years, 2 years and 3 years for notional amounts of $50 million, $25 million and $25 million, respectively. The fixed pay rates on the swaps are 2.81%, 3.33% and 3.93%, respectively, and we receive the three-month LIBOR rate.

        In December 2001, we repaid the $200 million bilateral credit facility by issuing $200 million of senior unsecured notes. The notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest rate of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

        In May 2001, Standard & Poor's lowered our corporate credit rating to "BB" in anticipation of the increased debt from the acquisition. Standard & Poor's also assigned a "BB+" bank loan rating to our $450 million senior secured bank facility. In December 2001, these ratings were affirmed by Standard & Poor's, and a "stable outlook" was assigned.

        Also in May 2001, Moody's Investors Service (Moody's) assigned prospective ratings to us in anticipation of the acquisition and the resulting increased leverage. In November 2001, Moody's assigned to us a "Ba3" senior implied rating and a "B1" senior unsecured issuer rating. Moody's also assigned a "Ba2" rating to our $450 million senior secured bank facility and a "positive outlook" on our debt ratings.

Cash Flows

        Cash used for operations was $7.7 million in fiscal 2002, compared with $49 million of cash provided by operations in fiscal 2001. The change was primarily due to an increase in working capital. Accounts receivable increased due to the termination of a receivable securitization program in Canada, which was required under our new credit facilities. Accounts payable declined due to timing of payments to suppliers.

        Cash used for investing activities was $317.7 million in fiscal 2002, compared with $13.5 million in fiscal 2001. Investing activities in fiscal 2002 primarily consisted of the acquisition and capital expenditures of $29.3 million. Capital expenditures included amounts for the expansion of our condiments operation in Dunnville, Ontario. Fiscal 2001 investing activities included $12 million received from the sale of our corporate headquarters building and capital expenditures of $35.2 million. Capital expenditures in fiscal 2001 included amounts for facility expansion and consolidation projects at Multifoods Distribution Group.

        For fiscal 2003, we expect to spend about $40 million on capital projects. Our estimate includes the purchase of a plant in Toledo, Ohio, from General Mills, which will occur when the plant has been converted to produce certain Pillsbury-branded products we acquired.

        The following is a summary of our contractual obligations, which requires us to make payments, as of March 2, 2002:

(in millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Revolving credit facility(1)	$—	$—	$—	$—	$—
Long-term debt	539.0	24.5	69.0	118.9	326.6
Operating leases	87.9	21.4	34.2	16.5	15.8

Total contractual obligations	$626.9	$45.9	$103.2	$135.4	$342.4

(1)
Maximum $100 million facility, of which $94.6 million was available at March 2, 2002. $5.4 million of the facility was unavailable due to outstanding letters of credit.

SIGNIFICANT ACCOUNTING POLICIES

        Our significant accounting policies are described in Note 1 to the consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and related notes to consolidated financial statements.

        We determined our critical accounting policies by taking into consideration areas in financial statement preparation that involve the most significant or subjective assessments. Our most critical accounting policies relate to trade promotion expenses, allowance for doubtful accounts receivable, inventories, goodwill and other intangible assets, pension plans and income taxes. Factors entering into our estimates included historical experience, current and expected economic conditions, and in certain cases, actuarial assumptions. Actual results may differ from these estimates under different assumptions or conditions.

Trade promotion

        We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We generally expense the cost of these incentives during the period in which the promotion occurs based on estimated performance. Actual payments may differ from estimates and are resolved in subsequent months. Due to the acquisition, trade promotion will become more significant to us in the future.

Allowance for doubtful accounts receivable

        We estimate the allowance for doubtful receivables based on the aging of receivables and review of specific accounts. We take into consideration historical trends, payment and write-off histories, current sales levels and general economic conditions.

Inventories

        Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value). In Canada, inventories of grain are valued on the basis of replacement market prices prevailing at fiscal year-end. We regularly review inventory on hand and write off or reserve for excess and obsolete inventory based upon expectations about future market conditions and sales volumes.

Goodwill and other intangibles

        Goodwill and other intangibles are amortized on a straight-line basis over their estimated useful lives, except that goodwill and intangibles with indefinite useful lives that were acquired after June 30, 2001, are not amortized. We assess the recoverability of goodwill and other intangibles whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. Estimates of future cash flow involve considerable management judgment. These estimates are based on historical data, anticipated market conditions and management plans.

        Effective in the first quarter of fiscal 2003, we will adopt Statement of Financial Accounting Standards No. 142 (SFAS 142), which will change the way we account for goodwill and other intangibles. Under SFAS 142, the test for goodwill impairment changed, and goodwill is required to be reviewed annually or more frequently if impairment indicators exist. In addition, for goodwill acquired in business acquisitions completed prior to July 1, 2001, amortization will cease as of the beginning of fiscal 2003. With respect to goodwill and identifiable intangibles acquired after June 30, 2001, which includes the intangible assets we acquired in our acquisition, we were required to adopt certain provisions with respect to intangible amortization in fiscal 2002. See additional information on the impact of SFAS 142 in our discussion of New Accounting Pronouncements.

Pension plans

        Our defined benefit pension plans cover substantially all employees in the United States and Canada. In determining the liabilities, cash contributions and expenses related to the plans, several actuarial assumptions and other estimates were used. These include assumptions on the discount or interest rates, compensation increase rates, expected rate of return on plan assets, mortality and withdrawal rates. Actual results may differ from these assumptions due to deviations in market interest rates, returns on invested assets and actual life spans of participants. These differences could result in a significant impact to the amount of pension income we record.

Income taxes

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. We reviewed our deferred tax assets for recoverability and established a valuation allowance based on expectations of future taxable income. If we were unable to generate sufficient future taxable income, we may be required to increase the amount of our valuation allowance, which would increase our effective tax rate and decrease our net earnings.

NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Under SFAS 142, goodwill and other intangible assets that have indefinite lives will no longer be amortized, but rather will be tested for impairment at least annually in accordance with the provisions of the standard. We adopted SFAS 141 on July 1, 2001, and SFAS 142 on March 3, 2002. With respect to intangible assets acquired after June 30, 2001, we were required to adopt certain provisions of SFAS 142 in fiscal 2002 in connection with our acquisition in November 2001. The provisions adopted provide that goodwill and intangible assets determined to have an indefinite useful life are not amortized.

        Under SFAS 142, the test for goodwill impairment is a two-step process. The first step is a comparison of the fair value of the reporting unit (as defined) with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Although we are in the process of evaluating goodwill for impairment under SFAS 142, we believe that substantially all the goodwill associated with Multifoods Distribution Group is impaired under the new rule. As of March 2, 2002, the net goodwill balance of Multifoods Distribution Group was $65.1 million. We will record the initial goodwill impairment charge as a cumulative effect of a change in accounting principle in our fiscal 2003 results of operations. In addition, for goodwill acquired in business acquisitions completed prior to July 1, 2001, amortization will cease as of the beginning of fiscal 2003. Fiscal 2002 goodwill amortization was $2.6 million pre-tax or $1.8 million after-tax.

        See additional discussion on new accounting pronouncements in Note 1 to the consolidated financial statements.

MARKET RISK MANAGEMENT

        We are exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. See Notes 8 and 9 to the consolidated financial statements for further information regarding financial instruments.

        Commodity Risk Management: Our Canadian operations minimize the risk associated with wheat market price fluctuations by hedging our wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, we enter into futures contracts to reduce the risk of price fluctuations on anticipated flour purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.

        The open futures contracts mature in the period from May 2002 to July 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

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

        Interest Rate Risk Management: Our exposure to changes in interest rates results from borrowing activities used to meet our working capital and other long-term financing needs. The interest rates on our term loans and revolving credit facility are variable and based on current market interest rates plus a spread based on our leverage. To reduce the impact of fluctuating interest rates, we enter into interest rate swap agreements in order to fix a portion of our variable rate borrowings. Under the swap agreements, we agree with a counterparty to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to a notional amount.

        We use sensitivity analysis to determine the impact of market risk exposures on the fair values of our debt and financial instruments, including derivative financial instruments. Sensitivity analysis assesses the risk of loss in market risk sensitive instruments based on hypothetical changes in market prices or rates. The following tables provide information on the potential impact on fair value and pre-tax earnings assuming a 10% adverse change.

	Potential Effect on Fair Value
(in millions)
	2002	2001
Futures contracts	$1.6	$2.3
Medium-term notes	—	4.2
Senior unsecured notes	7.7	—
Interest rate swaps	0.8	0.1

	Potential Decrease in Pre-Tax Earnings
(in millions)
	2002	2001
Currency forward contracts	$0.1	$2.9
Debt	1.2	0.8

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning our operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, successful completion of the integration of the acquired businesses; reliance on General Mills, Inc., to provide material transition and co-pack services to our U.S. Consumer Products division, including the conversion of the General Mills Toledo plant for our use; the results of our review of strategic alternatives for Multifoods Distribution Group; the impact of competitive products and pricing; changes in consumer preferences and tastes or perceptions of health-related issues; effectiveness of advertising or market-spending programs; market or weather conditions that may affect the costs of grain, cheese, other raw materials, fuel and labor; changes in laws and regulations; fluctuations in interest rates; the inability to collect on a $6 million insurance claim related to the theft of product in St. Petersburg, Russia; fluctuations in foreign exchange rates; risks commonly encountered in international trade; and other factors as may be discussed in our reports filed with the Securities and Exchange Commission.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Earnings

	Fiscal Year Ended
(in thousands, except per share data)	March 2, 2002	March 3, 2001	Feb. 29, 2000
Net sales	$2,849,085	$2,524,907	$2,384,715
Cost of materials and production	(2,427,144)	(2,150,949)	(2,032,349)
Delivery and distribution	(213,748)	(184,917)	(168,371)

Gross profit	208,193	189,041	183,995
Selling, general and administrative	(161,063)	(137,283)	(132,057)
Unusual items	(660)	3,488	519

Operating earnings	46,470	55,246	52,457
Interest, net	(21,385)	(14,801)	(11,040)
Loss on cancellation of debt offering	(10,304)	—	—
Other income (expense), net	532	(1,346)	(1,066)

Earnings from continuing operations before income taxes	15,313	39,099	40,351
Income taxes	(5,668)	(17,924)	(15,656)

Earnings from continuing operations	9,645	21,175	24,695
Loss from discontinued operations, net of tax of $5,141	—	—	(19,560)

Earnings before extraordinary item	9,645	21,175	5,135
Extraordinary loss on early extinguishment of debt, net of tax of $267	(454)	—	—

Net earnings	$9,191	$21,175	$5,135

Basic earnings per share:
Continuing operations	$0.51	$1.13	$1.32
Discontinued operations	—	—	(1.05)
Extraordinary item	(0.02)	—	—

Total	$0.49	$1.13	$0.27

Diluted earnings per share:
Continuing operations	$0.50	$1.12	$1.31
Discontinued operations	—	—	(1.04)
Extraordinary item	(0.02)	—	—

Total	$0.48	$1.12	$0.27

Average shares of common stock outstanding:
Basic	18,851	18,739	18,752
Diluted	19,096	18,874	18,786

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)	March 2, 2002	March 3, 2001
Assets
Current assets:
Cash and cash equivalents	$26,474	$10,247
Trade accounts receivable, net of allowance	149,914	131,780
Inventories	239,201	185,207
Deferred income taxes	6,079	10,001
Other current assets	47,556	41,082

Total current assets	469,224	378,317
Property, plant and equipment, net	230,283	206,160
Goodwill and other acquisition related intangibles, net	250,393	93,182
Other assets	174,770	86,966

Total assets	$1,124,670	$764,625

Liabilities and shareholders' equity
Current liabilities:
Notes payable	$—	$39,542
Current portion of long-term debt	24,508	1,000
Accounts payable	182,273	216,050
Other current liabilities	63,278	42,288

Total current liabilities	270,059	298,880
Long-term debt	514,541	145,420
Deferred income taxes	35,766	32,014
Employee benefits and other liabilities	32,234	32,329

Total liabilities	852,600	508,643

Shareholders' equity:
Preferred capital stock	—	—
Common stock, authorized 50,000 shares; issued 21,844 shares	2,184	2,184
Capital in excess of par value	92,472	91,643
Retained earnings	257,395	248,204
Accumulated other comprehensive loss	(14,840)	(17,670)
Treasury stock, 2,850 and 3,098 shares, at cost	(62,771)	(68,239)
Unearned compensation	(2,370)	(140)

Total shareholders' equity	272,070	255,982

Commitments and contingencies

Total liabilities and shareholders' equity	$1,124,670	$764,625

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
(in thousands)	March 2, 2002	March 3, 2001	Feb. 29, 2000
Cash flows from operations:
Earnings from continuing operations	$9,645	$21,175	$24,695
Adjustments to reconcile earnings from continuing operations to cash provided by (used for) continuing operations:
Depreciation and amortization	27,560	25,380	22,157
Unusual items	316	(3,488)	(519)
Deferred income tax expense (benefit)	(2,913)	3,829	8,443
Increase in prepaid pension assets	(13,725)	(14,538)	(9,634)
Provision for losses on receivables	2,977	2,345	1,847
Deferred gain on terminated interest rate swap	9,686	—	—
Changes in working capital*	(48,554)	11,583	(2,347)
Other, net	7,312	1,566	5,358

Cash provided by (used for) continuing operations	(7,696)	47,852	50,000
Cash provided by (used for) discontinued operations	—	1,194	(12,541)

Cash provided by (used for) operations	(7,696)	49,046	37,459

Cash flows from investing activities:
Capital expenditures	(29,280)	(35,167)	(49,438)
Acquisition of businesses	(310,274)	—	(27,934)
Sale (purchase) of Venezuelan operation assets	—	7,371	(15,799)
Payments received on note receivable	17,512	948	—
Proceeds from property disposals	4,352	13,325	4,405
Discontinued operations	—	—	38,098

Cash used for investing activities	(317,690)	(13,523)	(50,668)

Cash flows from financing activities:
Net increase (decrease) in notes payable	(39,068)	(622)	9,492
Additions to long-term debt	550,192	—	44,921
Reductions in long-term debt	(156,894)	(20,000)	(2,750)
Dividends paid	—	(14,958)	(14,988)
Proceeds from issuance of common stock	1,714	96	1,235
Purchase of treasury stock	(5)	(148)	(2,598)
Capitalized debt issuance costs	(14,264)	(848)	(112)
Discontinued operations	—	—	(26,195)
Other, net	(3)	—	2,216

Cash provided by (used for) financing activities	341,672	(36,480)	11,221

Increase in cash from discontinued operations	—	—	(263)

Effect of exchange rate changes on cash and cash equivalents	(59)	(20)	(20)

Net increase (decrease) in cash and cash equivalents	16,227	(977)	(2,271)
Cash and cash equivalents at beginning of year	10,247	11,224	13,495

Cash and cash equivalents at end of year	$26,474	$10,247	$11,224

*Cash flows from changes in working capital:
Accounts receivable	$(21,150)	$(11,852)	$9,325
Inventories	(2,742)	(16,760)	(1,124)
Other current assets	(6,108)	(5,620)	(6,960)
Accounts payable	(34,266)	50,357	1,036
Other current liabilities	15,712	(4,542)	(4,624)

Net change	$(48,554)	$11,583	$(2,347)

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

	10 cents par value
					Accumulated Other Comprehensive Loss
(in thousands)	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings		Unearned Compensation	Total
Balance at Feb. 28, 1999	$2,184	$(67,741)	$92,000	$251,874	$(17,215)	$(786)	$260,316
Comprehensive income(a)	—	—	—	5,135	5,093	—	10,228
Dividends declared on common stock	—	—	—	(14,996)	—	—	(14,996)
124 shares purchased for treasury	—	(2,598)	—	—	—	—	(2,598)
86 shares issued for employee benefit plans	—	1,902	(112)	—	—	(226)	1,564
Amortization of unearned compensation	—	—	—	—	—	610	610

Balance at Feb. 29, 2000	2,184	(68,437)	91,888	242,013	(12,122)	(402)	255,124
Comprehensive income(a)	—	—	—	21,175	(5,548)	—	15,627
Dividends declared on common stock	—	—	—	(14,984)	—	—	(14,984)
9 shares purchased for treasury	—	(148)	—	—	—	—	(148)
17 shares issued for employee benefit plans	—	346	(245)	—	—	(131)	(30)
Amortization of unearned compensation	—	—	—	—	—	393	393

Balance at March 3, 2001	2,184	(68,239)	91,643	248,204	(17,670)	(140)	255,982
Comprehensive income(a)	—	—	—	9,191	2,830	—	12,021
248 shares issued for employee benefit plans	—	5,468	829	—	—	(2,945)	3,352
Amortization of unearned compensation	—	—	—	—	—	715	715

Balance at March 2, 2002	$2,184	$(62,771)	$92,472	$257,395	$(14,840)	$(2,370)	$272,070

(a)
Reconciliations of net earnings to comprehensive income are as follows:

(in thousands)	2002	2001	2000
Net earnings	$9,191	$21,175	$5,135

Other comprehensive income (loss):
Foreign currency translation adjustments	(2,868)	(5,175)	3,600
Net unrealized gain on cash flow hedges (net of tax of $3,660)	6,987	—	—
Reclassification adjustment for cash flow hedges recognized in earnings (net of tax of $612)	(1,014)	—	—
Minimum pension liability adjustment (net of tax of $179, $239 and $(955), respectively)	(275)	(373)	1,493

Other comprehensive income (loss)	2,830	(5,548)	5,093

Comprehensive income	$12,021	$15,627	$10,228

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from these estimates.

        In fiscal 2001, we changed our fiscal year from the last day of February to the Saturday closest to the last day of February. Fiscal 2001 was a 53-week year.

Basis of Statement Presentation

        The accompanying consolidated financial statements include the accounts of International Multifoods Corporation and all of its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

        We record sales upon delivery of our products net of returns and other allowances.

Trade Promotion

        We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We generally expense the cost of these incentives during the period in which the promotion occurs based on estimated performance.

Foreign Currency Translation and Transactions

        The functional currency of our Canadian operations is the Canadian dollar. Assets and liabilities are translated at current exchange rates, and results of operations are translated using the weighted average exchange rate in effect during the fiscal year. The gains or losses resulting from translation are included as a separate component of shareholders' equity.

Stock-Based Compensation

        We use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

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

        The computations for basic and diluted earnings per share from continuing operations are as follows:

(in thousands, except per share data)	2002	2001	2000
Earnings from continuing operations	$9,645	$21,175	$24,695

Average shares of common stock outstanding:
Basic	18,851	18,739	18,752
Effect of stock options	245	135	34

Diluted	19,096	18,874	18,786

Earnings per share from continuing operations:
Basic	$0.51	$1.13	$1.32
Diluted	0.50	1.12	1.31

Cash and Cash Equivalents

        Included in cash and cash equivalents are cash on hand, time deposits and highly liquid short-term investments purchased with original maturities of three months or less.

Accounts Receivable

        Accounts receivable consist of amounts owed us in the ordinary course of business and are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the aging of receivables and review of specific accounts.

Inventories

        Inventories, excluding grain in Canada, are valued principally at the lower of cost (first-in, first-out) or market (replacement or net realizable value).

        In Canada, grain inventories are valued on the basis of replacement market prices prevailing at fiscal year-end. We generally minimize risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost, and depreciation is computed using the straight-line method for determining financial statement income. Buildings and improvements are generally depreciated over 15 to 40 years. Machinery and equipment used in the production process are typically depreciated over 10 to 15 years. Computer equipment, including software and hardware, are depreciated over three to seven years. The useful lives of leasehold improvements are the shorter of the useful life of the asset or the lease term. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and Other Intangibles

        Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Such excess costs are amortized on a straight-line basis over various periods not exceeding 40 years, except that goodwill acquired in acquisitions after June 30, 2001, is not amortized. Identifiable intangible assets represent costs allocated to noncompete agreements, trade names and other specifically identifiable assets arising from business acquisitions. These assets are amortized on a straight-line basis over their estimated useful lives, except that assets acquired in acquisitions after June 30, 2001, with indefinite useful lives are not amortized. Accumulated amortization of goodwill and other intangibles at March 2, 2002, and March 3, 2001, was $40.1 million and $36.5 million, respectively.

Recoverability of Long-Lived Assets

        We assess the recoverability of goodwill and other long-lived assets whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. We deem an asset to be impaired if a forecast of undiscounted future operating cash flows is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

Pension Plans

        Our defined benefit pension plans cover substantially all employees in the United States and Canada. In determining the liabilities, cash contributions and expenses related to the plans, several actuarial assumptions and cost methods were used. These include assumptions on the discount or interest rates, compensation increase rates, expected rate of return on plan assets, mortality and withdrawal rates.

Derivative and Hedging Activities

        We adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," effective March 4, 2001. SFAS 133, as amended, requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value will be recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI will be reclassified as earnings in the period in which earnings are affected by the hedged item. See Note 8 to the consolidated financial statements for additional information.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Under SFAS 142, goodwill and other intangible assets that have indefinite lives will no longer be amortized, but rather will be tested for impairment at least annually in accordance with the provisions of the standard. We adopted SFAS 141 on July 1, 2001, and SFAS 142 on March 3, 2002. With respect to intangible assets acquired after June 30, 2001, we were required to adopt certain provisions of SFAS 142 in fiscal 2002 in connection with our acquisition in November 2001 (see Note 2). The provisions adopted provide that goodwill and intangible assets determined to have an indefinite useful life are not amortized.

        Under SFAS 142, the test for goodwill impairment is a two-step process. The first step is a comparison of the fair value of the reporting unit (as defined) with its carrying amount, including goodwill. If this step reflects impairment, then the loss would be measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of fair value of the reporting unit over the fair value of all identified assets and liabilities. Although we are in the process of evaluating goodwill for impairment under SFAS 142, we believe that substantially all the goodwill associated with Multifoods Distribution Group is impaired under the new rule. As of March 2, 2002, the net goodwill balance of Multifoods Distribution Group was $65.1 million. We will record the initial goodwill impairment charge as a cumulative effect of a change in accounting principle in our fiscal 2003 results of operations. In addition, for goodwill acquired in business acquisitions completed prior to July 1, 2001, amortization will cease as of the beginning of fiscal 2003. Fiscal 2002 goodwill amortization was $2.6 million pre-tax or $1.8 million after-tax.

        In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144, which supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," provides guidance on the accounting for and reporting of the impairment of long-lived assets. Although SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, it also establishes certain criteria that would have to be met in order to classify an asset as held-for-sale. With the exception of a certain key provision on classification, SFAS 144 also supersedes Accounting Principles Board (APB) No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." We will adopt SFAS 144 in fiscal 2003. We are currently analyzing the effect of this statement on our consolidated financial position but do not believe the proposed standard will have a material impact on our current accounting and reporting procedures.

        In November 2001, the Emerging Issue Task Force (EITF) issued EITF No. 01-9,"Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The purpose of the EITF is to codify and reconcile the consensus reached on accounting for consideration paid from a vendor to a retailer, including slotting fees, cooperative advertising arrangements and buy-downs. The EITF also addresses accounting for coupons. The guidance generally requires that these incentives be classified as a reduction of sales. The consensus is effective for us in the first quarter of fiscal 2003. We expect to reclassify $12.6 million and $10 million in promotional expenses to reduction of sales for fiscal 2002 and 2001, respectively. The reclassification will not have any impact on our reported earnings.

Note 2: Businesses Acquired

Pillsbury and General Mills Brand Acquisition

        On Nov. 13, 2001, we acquired the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting products business, and certain regional flour and side-dish brands of General Mills (the Acquisition). The cash purchase price for the Acquisition paid at closing was $304.5 million. The purchase price for the Acquisition was determined through negotiations with the management of General Mills and Pillsbury. The Acquisition complements our existing baking mix business and grain-based foods expertise.

        We also will purchase a plant from General Mills in Toledo, Ohio, once the plant is converted to produce certain Pillsbury products. Under a conversion plan agreement, General Mills will install certain new processing and packaging equipment. The purchase price for the Toledo plant is $11.5 million, subject to various adjustments. Until the conversion of the Toledo plant is completed, third-party co-packers will manufacture and package certain products of the acquired businesses.

        Under a transition services agreement, General Mills, itself or, in some cases, through an agreement with a third party, will provide us with various transition services for the acquired businesses after the acquisition closing date. Transition services provided include information systems, accounting, marketing, raw material procurement and warehousing for varying time periods, as provided under the agreement.

        Under a retail trademark licensing agreement, Pillsbury has licensed to us the exclusive right to use certain Pillsbury trademarks, including the Pillsbury "Doughboy" related trademarks, on a royalty-free basis for an initial term of 20 years after the closing. The license is automatically renewable by us for unlimited additional 20-year terms on a royalty-free basis after the initial 20-year term, and may be terminated only by us. We also entered into a foodservice trademark license agreement to use certain Pillsbury trademarks on a royalty-free basis for seven years on certain dry mix and frosting products.

        We entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and issued $200 million of senior unsecured notes to pay for the Acquisition and refinance our existing debt obligations. See Note 10 to the consolidated financial statements for additional information on new financing arrangements.

        The transaction was accounted for under the purchase method in accordance with SFAS 141. The assets and liabilities of the acquired businesses are included in the consolidated balance sheet as of March 2, 2002. The operating results of the acquired businesses have been included in the consolidated statement of earnings since the date of acquisition.

        Assuming the Acquisition had occurred on March 1, 2000, the unaudited pro forma results of operations are as follows:

(in millions, except per share data)	2002	2001
Net sales	$3,194.5	$3,008.6
Earnings before extraordinary item	42.0	67.8
Loss on early extinguishment of debt, net of tax	(0.5)	—
Net earnings	41.5	67.8

Basic earnings per share:
Before extraordinary item	$2.20	$3.62
Extraordinary item	(0.02)	—

Total	$2.18	$3.62

Diluted earnings per share:
Before extraordinary item	$2.17	$3.59
Extraordinary item	(0.02)	—

Total	$2.15	$3.59

        The unaudited pro forma results of operations are based on our historical financial statements and those of the acquired businesses. We believe that costs under our ownership, including marketing and product development, will exceed those included in the historical financial statements of the acquired businesses. Accordingly, the pro forma results do not purport to represent what our results of operations would have been had the Acquisition occurred on March 1, 2000.

        The following is a summary of purchase price allocation on the fair values of the assets acquired and liabilities assumed at the date of acquisition. We used an independent appraisal firm to determine the fair values of the property, plant and equipment and trademarks acquired. Most of the trademarks we acquired have indefinite lives. Advance for equipment shown in the table below primarily represents the estimated value of equipment that General Mills is required to install at the Toledo, Ohio, plant as part of the conversion plan agreement.

(in thousands)	Nov. 13, 2001
Inventory	$53,063
Property, plant and equipment	21,637
Goodwill	28,943
Trademarks	132,181
Advance for equipment	68,879
Other non-current assets	19,000

Total assets acquired	323,703

Current liabilities	3,860
Deferred tax	8,006

Total liabilities assumed	11,866

Net assets acquired	$311,837

Better Brands Acquisition

        In October 1999, we completed the acquisition of Better Brands, Inc., a broadline foodservice distributor located in Windsor, Conn., for $29.1 million. The acquisition was accounted for using the purchase method, and accordingly, the results of operations for Better Brands have been included in our consolidated financial statements since the date of acquisition. Our fiscal 2000 results would not have been materially different had this acquisition occurred at the beginning of the fiscal year.

Note 3: Discontinued Operations

        In fiscal 2000, we completed the divestiture of the Venezuela Foods business and recorded an after-tax charge of $19.6 million (net of a $5.1 million tax benefit). Proceeds included $27.5 million in cash for the sale of the Venezuelan agriculture and animal feeds operations, which was used to reduce debt obligations of the Venezuela Foods business. In addition, we received a $19 million note from Gruma S.A. de C.V. (Gruma) for the purchase of the Venezuelan commercial and consumer business. Gruma also assumed the remaining debt obligations of our former Venezuela Foods business. The note was repaid in fiscal 2002.

Note 4: Interest, Net

        Interest, net, consisted of the following:

(in thousands)	2002	2001	2000
Interest expense	$22,980	$18,269	$13,902
Capitalized interest	(385)	(542)	(814)
Non-operating interest income	(1,210)	(2,926)	(2,048)

Interest, net	$21,385	$14,801	$11,040

        Cash payments for interest, net of amounts capitalized, totaled $22.5 million in fiscal 2002, $19.3 million in fiscal 2001 and $13.2 million in fiscal 2000.

Note 5: Unusual Items

Fiscal 2002

        In fiscal 2002, we recognized a pre-tax unusual charge of $0.7 million as follows:

(in millions)	Gain on Sale of Building	Employee Termination and Other Exit Costs	Loss on Equipment Disposals	Total
Condiments facility consolidation	$1.8	$(0.3)	$—	$1.5
Sales reorganization and work-force reduction	—	(0.9)	—	(0.9)
Closure of distribution center and work-force reduction	—	(0.5)	(0.5)	(1.0)
Severance for divested business	—	(0.3)	—	(0.3)

Total unusual charge	$1.8	$(2.0)	$(0.5)	$(0.7)

        In October 2001, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $1.6 million in fiscal 2002 and were included in general and administrative expenses.

        As a result of the Acquisition, we reorganized our U.S. Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million charge for severance costs associated with the departure of 23 employees, including the president of the division.

        We closed our Kent, Wash., distribution facility and also reduced our work force at certain other distribution centers. Approximately 39 salaried and hourly employees were terminated, resulting in a $0.5 million charge. In addition, we recognized a $0.5 million loss on equipment disposals at one of our distribution centers as a result of canceling an expansion project at that facility.

        Also in fiscal 2002, we recognized an unusual charge of $0.3 million for termination benefits for 57 former hourly employees of our divested U.S. flour milling business. As part of the sale agreement, we were obligated to provide, under certain conditions, severance payments for eligible former employees who are involuntarily terminated by the buyer.

        The liability balance associated with unusual items was $0.7 million as of March 2, 2002, and is composed of future severance payments. Cash payments related to unusual items were $2.6 million for fiscal 2002.

Fiscal 2001

        We recognized a pre-tax unusual gain of $3.5 million as follows:

(in millions)	Gain on Sale of Building	Employee Termination and Other Exit Costs	Lease Commitment Costs	Total
Condiments facility consolidation	$—	$(1.8)	$—	$(1.8)
Sale of headquarters building	5.8	(0.2)	—	5.6
Reversal of charges	—	0.2	0.9	1.1
Severance and costs for closure of distribution centers	—	(1.1)	(0.3)	(1.4)

Total unusual gain	$5.8	$(2.9)	$0.6	$3.5

        Our condiments consolidation project included expanding our Canadian condiments operation in Dunnville, Ontario, and closing a facility in Scarborough, Ontario. In fiscal 2001, we recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full-time and seasonal employees. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were recognized when incurred, totaled $0.7 million in fiscal 2001 and were included in general and administrative expenses. See further discussion under the Fiscal 2002 section of this Note.

        We recognized a pre-tax unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also incurred severance costs of $0.2 million for corporate staff reductions that were associated with the sale.

        We decided to retain a distribution center in California that was originally scheduled to be closed as part of a fiscal 1999 consolidation plan. As a result, $1.1 million of costs were reversed, which included lease commitment and employee termination costs.

        We closed our Boise, Idaho, and West Allis, Wis., distribution centers. Components of charges resulting from the closures included losses on lease commitments and employee termination costs. In addition, we recognized severance and related costs associated with the departure of the distribution group's president. These actions resulted in unusual charges of $1.4 million.

Fiscal 2000

        In the third quarter of fiscal 2000, we recognized a gain of $0.5 million primarily from the reversal of certain reserves established in fiscal 1999 as part of a facility consolidation plan at our distribution business. The reversal was required as management determined that four distribution centers identified for closure under the original plan would remain open. Consequently, we had fewer-than-planned work-force reductions and lower lease commitment costs.

Note 6: Income Taxes

        Income tax expense was as follows:

	U.S. Operations
(in thousands)			Non-U.S. Operations
	Federal	Other		Total
2002:
Current expense (benefit)	$(67)	$617	$8,031	$8,581
Deferred expense (benefit)	(2,685)	300	(528)	(2,913)

Total tax expense (benefit)	$(2,752)	$917	$7,503	$5,668

2001:
Current expense	$5,130	$102	$8,863	$14,095
Deferred expense	2,372	645	812	3,829

Total tax expense	$7,502	$747	$9,675	$17,924

2000:
Current expense (benefit)	$(773)	$93	$7,893	$7,213
Deferred expense	3,775	1,732	2,936	8,443

Total tax expense	$3,002	$1,825	$10,829	$15,656

        Temporary differences that gave rise to deferred tax assets and liabilities as of March 2, 2002, and March 3, 2001, were as follows:

	2002		2001
(in thousands)	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation and amortization	$1,945	$40,574	$2,389	$30,015
Prepaid pension assets	—	28,425	—	23,744
Accrued expenses	19,718	561	18,408	54
Inventory valuation methods	1,557	—	1,488	—
Provision for losses on receivables	845	—	1,274	—
Deferred income	—	—	3,458	—
Loss carryforwards	11,738	—	1,142	—
Alternative minimum tax credit carryforward	2,615	—	1,994	—
Foreign tax credit carryforward	953	—	—	—
Other	3,665	1,569	2,555	908

Subtotal	43,036	71,129	32,708	54,721
Valuation allowance	(1,594)	—	—	—

Total deferred taxes	$41,442	$71,129	$32,708	$54,721

        At March 2, 2002, we had a U.S. federal consolidated net operating loss carryforward of approximately $25 million that will expire in fiscal 2022. Our foreign operations had a net operating loss carryforward of approximately $1.2 million that will expire in fiscal 2009. We expect to fully utilize these operating loss carryforwards.

        Our foreign operations had a capital loss carryforward of approximately $1.5 million that has no expiration date. We have a valuation allowance of approximately $0.6 million for the capital loss carryforward due to uncertainty over our ability to utilize the capital loss.

        We have approximately $1 million in U.S. foreign tax credit carryforwards that will expire by fiscal 2006. We have a valuation allowance for the entire $1 million carryforward due to uncertainty over our ability to utilize these credits.

        Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

(in thousands)	2002	2001	2000
Tax at U.S. federal statutory rate	$5,360	$13,685	$14,123
Differences:
Effect of taxes on non-U.S. earnings	(59)	3,217	379
State and local income taxes	596	485	1,216
Effect of intangibles	121	122	137
Other	(350)	415	(199)

Total income taxes	$5,668	$17,924	$15,656

        No provision has been made for U.S. income taxes applicable to remittance of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $21.6 million in fiscal 2002, $26.9 million in fiscal 2001 and $29.9 million in fiscal 2000.

        Cash paid for income taxes totaled $7.5 million in fiscal 2002, $10.8 million in fiscal 2001 and $4.1 million in fiscal 2000.

Note 7: Supplemental Balance Sheet Information

(in thousands)	2002	2001
Trade accounts receivable, net:
Trade	$152,295	$135,991
Allowance for doubtful accounts	(2,381)	(4,211)

Total trade accounts receivable, net	$149,914	$131,780

Inventories:
Raw materials, excluding grain	$15,478	$12,667
Grain	4,360	3,784
Finished and in-process goods	215,361	164,600
Packages and supplies	4,002	4,156

Total inventories	$239,201	$185,207

Property, plant and equipment, net:
Land	$13,735	$13,079
Buildings and improvements	110,083	106,470
Machinery and equipment	265,619	234,203
Improvements in progress	15,260	14,756

	404,697	368,508
Accumulated depreciation	(174,414)	(162,348)

Total property, plant and equipment, net	$230,283	$206,160

Other assets:
Prepaid pension	$71,150	$58,100
Advance for equipment	66,189	—
Other	37,431	28,866

Total other assets	$174,770	$86,966

Other current liabilities:
Wages and benefits	$11,755	$9,723
Income taxes	8,220	7,724
Other	43,303	24,841

Total other current liabilities	$63,278	$42,288

Accumulated other comprehensive loss:
Foreign currency translation adjustment	$(18,247)	$(15,379)
Derivative hedge accounting adjustment	5,973	—
Minimum pension liability adjustment	(2,566)	(2,291)

Total accumulated other comprehensive loss	$(14,840)	$(17,670)

Note 8: Derivative Instruments and Hedging Activities

        We adopted SFAS 133, as amended, effective March 4, 2001. SFAS 133 requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value will be recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI will be reclassified as earnings in the period in which earnings are affected by the hedged item.

        The impact of this change resulted in a pre-tax charge of approximately $1 million to OCI and an increase to liabilities of approximately $1 million. The balance in OCI has been reclassified to earnings over the life of the derivative instruments, which primarily have maturity terms of one year or less.

        We are exposed to market risks resulting from changes in foreign currency exchange rates, interest rates and commodity prices. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as currency forward contracts, interest rate swaps and commodity futures contracts. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. For derivative instruments that are accounted for as hedges pursuant to SFAS 133, we formally document the hedge at inception. The formal documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument's effectiveness and ineffectiveness will be assessed.

Foreign Currency Forward Contracts

        Our Canadian operations use foreign currency forward contracts to minimize the exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales. The foreign exchange forward contracts are purchased through major Canadian banking institutions and mature in less than 12 months. These contracts are accounted for as foreign currency cash flow hedges of forecasted transactions. To qualify for hedge accounting treatment, these transactions are specifically identified in terms of the customers and the period, and the likelihood in which the sales and subsequent collections are expected to occur. The time value component of the foreign currency forward contracts is deemed ineffective and is recorded in earnings. The unrealized gain (loss) due to the movements in the spot exchange rates, which represent the effective portion of the hedge, is initially recorded as a component of accumulated OCI until the underlying hedged transaction occurs. On an ongoing basis, we also enter into foreign currency forward contracts that are not designated as hedges. Changes in the fair value are recognized in earnings.

Interest Rate Swaps

        We are exposed to interest rate risks from our variable rate borrowings. We hedge against the risk of changes in future cash flows attributable to interest payments on our variable rate borrowings by entering into interest rate swap agreements. Under SFAS 133, the swap agreements qualify for cash flow hedge accounting. The underlying debt obligation and the swap agreements are based on the same notional amounts and benchmark rates, and have the same reset dates. There was no ineffectiveness related to these hedges.

Commodity Futures Contracts

        We use commodity futures contracts, primarily wheat futures contracts, to reduce the risks associated with price fluctuations on the wheat inventories and other major baking ingredients, such as flour, soybean oil and sugar. The futures contracts are not designated as hedges under SFAS 133. The futures contracts are marked-to-market each month, and the gains and losses are recognized in earnings. The open futures contracts mature in the period from May 2002 to July 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour, soybean oil and sugar purchases.

Note 9: Fair Value of Financial Instruments

        The following tables provide information on the carrying amount, notional amount and fair value of financial instruments, including derivative financial instruments. The carrying value of financial instruments classified as current assets and current liabilities, such as cash and cash equivalents, receivables, accounts payable and short-term debt, approximate fair value due to the short-term maturity of the instruments. The fair value of long-term debt, futures contracts, currency forward contracts and interest rate swaps was based on quoted market prices. The fair value of the note receivable from Gruma was based on prevailing market conditions and available financial information.

	2002		2001
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Note receivable from Gruma	$—	$—	$17,219	$15,128
Liabilities:
Term A loan due Sept. 30, 2006	140,049	140,075	—	—
Term B loan due Feb. 28, 2008	199,000	198,986	—	—
$200 million unsecured notes due Nov. 13, 2009	200,000	205,390	—	—
Medium-term notes	—	—	45,000	41,923

	2002		2001
(in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivative financial instruments:
Futures contracts-buy	$16,874	$(708)	$22,701	$(68)
Currency forward contracts—buy	15,754	48	23,563	287
Currency forward contracts—sell	16,377	22	46,344	(977)
Interest rate swaps	100,000	(246)	25,000	(293)

Concentrations of Credit Risk

        We believe that the credit risk of exchange-traded futures contracts, foreign exchange forward contracts and interest rate contracts due to nonperformance of the counterparties is insignificant.

        We extend credit on a regular basis under various terms to customers that meet certain financial and other criteria. In general, we do not require collateral or security. We believe that our trade receivables do not represent significant concentrations of credit risk due to the large number of customers and markets into which our products are sold, as well as their dispersion across geographic areas.

Note 10: Notes Payable and Long-Term Debt

        In connection with the Acquisition, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and a $200 million bilateral credit facility. We applied the proceeds from borrowings under the new credit facilities to pay for the Acquisition, to refinance our existing debt, to pay fees and expenses related to the refinancing of our indebtedness and to fund our working capital needs.

        The $450 million senior secured facility is composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. As of March 2, 2002, there were no borrowings outstanding under the revolving credit facility, although $5.4 million of the facility was unavailable due to outstanding letters of credit. In addition, during fiscal 2002, we made scheduled principal payments of $11 million on the term loans. The interest rates on borrowings under the $450 million senior secured facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement also contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of the covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets. We were in compliance with all covenant provisions at March 2, 2002.

        In November 2001, we entered into interest rate swap agreements in order to fix a portion of our variable rate borrowings. The interest rate swap agreements were for terms of 1.5 years, 2 years and 3 years for notional amounts of $50 million, $25 million and $25 million, respectively. The fixed pay rates on the swaps are 2.81%, 3.33% and 3.93%, respectively, and we receive the three-month LIBOR rate. Including the impact of the swaps, the effective interest rate on borrowings under the senior secured facility was 5.8% as of March 2, 2002.

        In December 2001, we repaid the $200 million bilateral credit facility by issuing $200 million of senior unsecured notes. The notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest rate of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

        Debt issuance costs related to the new financing arrangements amounted to $14.3 million and included underwriting, legal and other direct costs. These costs are classified as other assets in the consolidated balance sheet and will be amortized over the various terms of the new debt arrangements.

        In November 2001, we purchased all of our outstanding medium-term notes at par value, which totaled $45 million. As a result of the redemption of the medium-term notes and refinancing of existing credit arrangements, we recorded an after-tax extraordinary loss of $0.5 million.

        In November 2001, we also wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the Acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

        Notes payable and long-term debt consisted of the following:

(in thousands)	2002	2001
Notes payable, principally to banks	$—	$139,962
Amounts reclassified to long-term debt	—	(100,420)

Total notes payable	$—	$39,542

(in thousands)	2002	2001
Term A loan due Sept. 30, 2006	$140,049	$—
Term B loan due Feb. 28, 2008	199,000	—
$200 million unsecured notes due Nov. 13, 2009	200,000	—
Medium-term notes	—	45,000
Other	—	1,000
Notes payable, reclassified	—	100,420

	539,049	146,420
Current portion of long-term debt	24,508	1,000

Total long-term debt	$514,541	$145,420

        Minimum principal payments are as follows:

(in thousands)	Amounts
2004	$32,011
2005	37,012
2006	37,012
2007	81,839
2008 and beyond	326,667

Total long-term debt	$514,541

Note 11: Shareholders' Equity

        We have authorized 10 million shares of Preferred Capital Stock, par value $1.00 per share, which may be designated and issued as convertible into common shares. We have created a series of such Preferred Capital Stock, designated as Series A Junior Participating Preferred Capital Stock, consisting of 500,000 shares, par value $1.00 per share. We also have authorized 200,000 shares of First Preferred Capital Stock, par value $100.00 per share. No preferred capital stock was outstanding during the three years ended March 2, 2002.

        We have a share rights plan that entitles one preferred share purchase right for each outstanding share of common stock. The rights become exercisable only after a person or group (with certain exceptions) becomes the beneficial owner of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in beneficial ownership by a person or group of 15% or more of our outstanding common stock. Each right will entitle its holder to purchase one one-hundredth share of Series A Junior Participating Preferred Capital Stock (consisting of 500,000 shares, par value $1.00 per share) at an exercise price of $70, subject to adjustment. If a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each right will entitle its holder (other than such person or group) to purchase, at the then-current exercise price of the right, a number of shares of our common stock having a market value of twice the then-current exercise price of the right. In addition, if we are acquired in a merger or other business combination transaction or if 50% or more of our consolidated assets or earnings power is acquired, each right will entitle its holder to purchase, at the then-current exercise price of the right, a number of the acquiring company's common shares having a market value of twice the then-current exercise price of the right. Following the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock and prior to an acquisition by any person or group of 50% or more of our outstanding common stock, the Board of Directors may exchange the outstanding rights (other than rights owned by such person or group), in whole or in part, for our common stock or equivalent securities. Prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock, the rights are redeemable for $.001 (subject to adjustment) per right at the option of the Board of Directors. In addition, prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common stock, the Board of Directors may amend the terms of the rights to lower the 15% threshold for exercisability of the rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding common stock then beneficially owned by any person or group (with certain exceptions) or (ii) 10%.

Note 12: Leases

        We lease certain plant, office space and equipment for varying periods. We expect that in the normal course of business, leases will be renewed or replaced by other leases.

        The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of March 2, 2002:

(in thousands)	Operating Leases
2003	$21,419
2004	18,232
2005	15,924
2006	9,675
2007	6,862
2008 and beyond	15,773

Total minimum lease payments*	$87,885

*
Minimum payments do not include contingent rentals or vehicle lease payments based on mileage.

        Total net rent expense for operating leases, including those with terms of less than one year, consisted of the following:

(in thousands)	2002	2001	2000
Minimum rentals	$30,183	$26,730	$26,170
Sublease rentals	—	(249)	(488)

Total net rent expense	$30,183	$26,481	$25,682

Note 13: Commitments and Contingencies

        In fiscal 1998, we were notified that approximately $6 million of our inventory was stolen from a ship in the port of St. Petersburg, Russia. The ship had been chartered by a major customer of our former food-exporting business. We believe, based on the facts known to date, that the loss is covered by insurance. However, following submission of a claim for indemnity, the insurance carrier denied our claim for coverage, and we commenced a lawsuit seeking to obtain coverage under the insurance carrier's policy. In October 2001, the U.S. District Court of the Southern District of New York granted us summary judgment on our claim and awarded us interest to the date of judgment. In November 2001, the insurance carrier appealed the judgment to the U.S. Court of Appeals for the Second Circuit. Although we will continue to vigorously assert our claim in the litigation, the interest awarded by the U.S. District Court will not be recognized as income until collection is assured.

        In January 1998, VIP's Industries, Inc. ("VIP's") filed a third-party complaint against us in the Circuit Court of Linn County, Oregon. The third-party complaint alleges that we, through a former subsidiary, caused the environmental contamination of certain real property and the groundwater beneath real property located in Albany, Oregon. The claims asserted by VIP's and the original plaintiffs in the lawsuit have been settled. However, crossclaims made by Ultramar, Inc., another defendant in the lawsuit, are continuing. Ultramar is seeking contribution for its costs of remedial action related to the contamination of its real property and the groundwater beneath the real property, which are claimed by Ultramar to be as much as $8.6 million. We believe that we have sustainable defenses to the claims asserted by Ultramar, and we are vigorously defending the lawsuit. The lawsuit is currently scheduled for trial in June 2002. In addition, we have tendered defense of the lawsuit to our insurance carriers during the period of time at issue in the lawsuit. Liberty Mutual Insurance Co., our primary insurance carrier during such period, has accepted defense of the lawsuit but has advised us that it will not indemnify Multifoods for liability arising from the claims asserted in the lawsuit. We continue to believe that the claims asserted in the Ultramar lawsuit are covered by our insurance policies. Therefore, we have commenced a lawsuit in the Circuit Court of Multnomah County, Oregon, against Liberty Mutual and another insurer, TIG Insurance Co., to enforce coverage under our policies with these insurers for any liability arising from claims asserted in the Ultramar lawsuit.

        At March 2, 2002, the estimated cost to complete improvements in progress totaled approximately $18 million.

Note 14: Stock Plans

        Our 1989 and 1997 stock-based plans permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation Committee of the Board of Directors. At March 2, 2002, a total of 622,282 common shares was available for grants.

        In fiscal 2002, grants of 63,090 shares of restricted stock and 79,300 restricted stock units were awarded with varying performance criteria and vesting periods. At March 2, 2002, the total number of restricted shares outstanding was 140,343. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.

        Stock options are granted to purchase shares of our common stock at not less than fair market value at dates of grant. Options generally become exercisable over a period of one to five years after the date of grant. In addition, options generally expire 10 years after the date of grant.

        The per-share weighted-average fair values of stock options granted were $10.23 in fiscal 2002, $3.46 in fiscal 2001 and $5.35 in fiscal 2000. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used in the calculation:

Assumptions	2002	2001	2000
Expected dividend yield	0.0%	4.4%	4.4%
Expected volatility	32.1%	31.6%	27.6%
Risk-free interest rates	5.0%	6.4%	5.7%
Expected life (in years)	7.7	7.3	6.9

        We apply APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Had we determined compensation costs based on the fair value at the date of grant for our stock options, our earnings from continuing operations would have been reduced to the pro forma amounts indicated below:

(in thousands, except per share data)	2002	2001	2000
Earnings from continuing operations:
As reported	$9,645	$21,175	$24,695
Pro forma	8,045	19,805	23,968
Diluted earnings per share from continuing operations:
As reported	$0.50	$1.12	$1.31
Pro forma	0.42	1.05	1.28

        The following table contains information on stock options:

	Shares	Weighted Average Exercise Price per Share
Outstanding at Feb. 28, 1999	1,354,261	$23.11
Granted	141,550	22.21
Exercised	(61,089)	20.21
Expired or canceled	(60,700)	25.38

Outstanding at Feb. 29, 2000	1,374,022	$23.05
Granted	541,742	12.03
Exercised	(6,000)	16.00
Expired or canceled	(252,940)	22.37

Outstanding at March 3, 2001	1,656,824	$19.57
Granted	460,089	21.74
Exercised	(121,750)	14.08
Expired or canceled	(69,300)	24.41

Outstanding at March 2, 2002	1,925,863	$20.21

Options exercisable at:
Feb. 29, 2000	934,670	$22.58
March 3, 2001	924,152	$22.22
March 2, 2002	1,279,213	$19.04

        For options outstanding at March 2, 2002, the range of exercise price per share was $11.84 to $29.28, and the average remaining contractual life was 6.8 years.

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

        We also provide post-retirement health and life insurance benefits for retirees in the United States and Canada who meet minimum age and service requirements. Life insurance benefits are funded on a pay-as-you-go basis through an insurance company. Health-care benefits are provided under a self-insured program administered by an insurance company.

        Summaries related to the changes in benefit obligations and plan assets, and to the funded status of the plans are as follows:

			Post-Retirement Benefits
	Pension Benefits
(in thousands)
	2002	2001	2002	2001
Change in benefit obligation
Benefit obligation at beginning of year	$196,531	$182,569	$14,380	$13,582
Service cost	3,929	3,298	156	171
Interest cost	13,907	13,597	1,044	1,081
Plan participants' contributions	623	547	934	756
Amendments	806	813	—	—
Plan expenses	(565)	(706)	—	—
Actuarial loss	9,908	15,654	1,179	1,645
Benefits payments	(15,502)	(15,984)	(2,329)	(2,529)
Curtailments	—	405	—	—
Foreign exchange adjustment	(2,102)	(3,662)	(181)	(326)

Benefit obligation at end of year	$207,535	$196,531	$15,183	$14,380

Change in plan assets
Fair value of plan assets at beginning of year	$279,551	$288,104	$—	$—
Actual return on plan assets	(1,833)	11,038	—	—
Employer contribution	1,413	1,381	1,395	1,773
Plan participants' contributions	623	547	934	756
Benefits payments	(15,502)	(15,984)	(2,329)	(2,529)
Plan expenses	(565)	(659)	—	—
Foreign exchange adjustment	(2,598)	(4,876)	—	—

Fair value of plan assets at end of year	$261,089	$279,551	$—	$—

Funded status
Funded status at end of year	$53,554	$83,020	$(15,183)	$(14,380)
Unrecognized transition asset	(1,257)	(2,804)	—	—
Unrecognized prior service cost	4,873	5,216	(437)	(490)
Unrecognized net (gain) loss	1,381	(39,783)	3,234	2,183

Net amount recognized	$58,551	$45,649	$(12,386)	$(12,687)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid pension assets	$71,150	$58,100	$—	$—
Accrued benefit liability	(16,814)	(16,213)	(12,386)	(12,687)
Intangible asset	5	6	—	—
Accumulated other comprehensive loss	4,210	3,756	—	—

Net amount recognized	$58,551	$45,649	$(12,386)	$(12,687)

	Pension Benefits		Post-Retirement Benefits
Weighted-average assumptions
	2002	2001	2002	2001
Discount rate	6.8%	7.2%	6.8%	7.2%
Expected return on plan assets	10.3%	10.3%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	N/A	N/A

        The assumed annual rate of increase in per capita costs of post-retirement health-care benefits for fiscal 2002 ranged from 4.5% to 5.0%. The rate is assumed to decrease gradually to 4% for fiscal 2004 and thereafter.

        Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a 1-percentage-point change in the assumed health-care cost trends are as follows:

	1-Percentage-Point
(in thousands)
	Increase	Decrease
Total of service and interest cost	$71	$(56)
Accumulated post-retirement benefit obligation	734	(590)

				Post-Retirement Benefits
	Pension Benefits
(in thousands)
	2002	2001	2000	2002	2001	2000
Components of net periodic (income) cost
Service cost	$3,929	$3,298	$3,724	$156	$171	$149
Interest cost	13,907	13,597	12,358	1,044	1,081	929
Expected return on plan assets	(27,200)	(25,697)	(23,017)	—	—	—
Amortization of transition asset	(1,493)	(1,521)	(1,539)	—	—	—
Amortization of prior service cost	996	949	1,080	(31)	(34)	(35)
Recognized actuarial (gain) loss	(2,259)	(3,567)	(45)	57	157	159
Curtailment loss	—	401	—	—	—	—

Net periodic (income) cost	$(12,120)	$(12,540)	$(7,439)	$1,226	$1,375	$1,202

        The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits
(in thousands)
	2002	2001
Projected benefit obligation	$17,082	$16,648
Accumulated benefit obligation	17,024	16,420

        The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:

(in thousands)	2002	2001
Minimum liability recognized in comprehensive loss	$(4,210)	$(3,756)
Tax benefit	1,644	1,465

Minimum liability recognized in comprehensive loss, net of tax	$(2,566)	$(2,291)

Defined Contribution Plans

        Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. We make contributions equal to 50% of our participating employees' contributions subject to certain limitations. Employer contributions, which are invested in shares of our common stock, were $2.3 million in fiscal 2002, $2.4 million in fiscal 2001 and $2.3 million in fiscal 2000.

Note 16: Multifoods' Business Segments

        We manage the company through four operating segments: U.S. Consumer Products, U.S. Foodservice Products, Canadian Foods and Multifoods Distribution Group. Our organizational structure is the basis for reporting business results to management and the segment data presented in this Note. We formed the U.S. Consumer Products business in fiscal 2002 as a result of our acquisition of certain retail brands from Pillsbury and General Mills. Also in fiscal 2002, we began reporting our U.S. Foodservice Products and Canadian Foods businesses as separate reportable business segments. Previously, these businesses were combined for segment reporting. We have reclassified comparative prior period information to reflect this change.

        U.S. Consumer Products manufactures, markets and sells leading branded consumer foods in the United States. Brands include Pillsbury and Martha White desserts and baking mixes; Hungry Jack potatoes, pancake mixes and syrup; Farmhouse rice and pasta side dishes; Pet evaporated milk; and Softasilk, Robin Hood, La Piña and Red Band flour.

        U.S. Foodservice Products manufactures, markets and sells baking mixes and frozen batters, doughs and desserts to foodservice operators and retail, wholesale and in-store bakeries, primarily in the United States.

        Canadian Foods is a leading manufacturer and marketer of food products in Canada. The company's consumer brands include Robin Hood flour and baking mixes; Bick's condiments; and Red River and Old Mill cereals. We also are a leading provider of flour, baking mixes and condiments to foodservice operators and other commercial customers.

        Multifoods Distribution Group is a leading distributor of food and other products to targeted segments of the foodservice industry in the United States. The company primarily serves limited-menu restaurants, such as pizza, sandwich and Mexican; vending operators; office coffee service market; movie theaters; fund-raising groups; commissaries; and stadium and recreational concessionaires.

        We do not allocate interest expense, income taxes or certain corporate expenses to our business segments. The following tables set forth information by business segment:

(in millions)	Net Sales	Operating Costs	Unusual Items	Operating Earnings
2002:
U.S. Consumer Products	$112.0	$(99.7)	$—	$12.3
U.S. Foodservice Products	215.8	(210.8)	(0.9)	4.1
Canadian Foods	282.7	(259.8)	1.5	24.4
Multifoods Distribution Group	2,238.6	(2,222.1)	(1.0)	15.5
Corporate	—	(9.5)	(0.3)	(9.8)

Total	$2,849.1	$(2,801.9)	$(0.7)	$46.5

2001:
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	196.4	(185.7)	—	10.7
Canadian Foods	286.0	(256.2)	(1.8)	28.0
Multifoods Distribution Group	2,042.5	(2,025.7)	(0.3)	16.5
Corporate	—	(5.5)	5.6	0.1

Total	$2,524.9	$(2,473.1)	$3.5	$55.3

2000:
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	200.0	(192.1)	—	7.9
Canadian Foods	285.1	(254.4)	—	30.7
Multifoods Distribution Group	1,899.6	(1,879.2)	0.5	20.9
Corporate	—	(7.1)	—	(7.1)

Total	$2,384.7	$(2,332.8)	$0.5	$52.4

	2002			2001			2000
(in millions)	Capital Expenditures	Depreciation and Amortization	Assets	Capital Expenditures	Depreciation and Amortization	Assets	Capital Expenditures	Depreciation and Amortization	Assets
U.S. Consumer Products	$1.3	$0.8	$284.3	$—	$—	$—	$—	$—	$—
U.S. Foodservice Products	7.6	5.2	126.0	12.3	4.9	95.4	7.2	4.8	86.1
Canadian Foods	14.7	7.1	172.1	10.2	6.6	147.7	11.1	6.0	146.6
Multifoods Distribution Group	5.5	14.3	409.2	12.4	13.7	424.2	31.1	11.0	400.2
Corporate	0.2	0.2	133.1	0.3	0.2	97.3	—	0.4	103.3

Total	$29.3	$27.6	$1,124.7	$35.2	$25.4	$764.6	$49.4	$22.2	$736.2

        Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, and current and deferred income tax assets.

Note 17: Quarterly Summary (unaudited)

(in millions)	Net Sales	Operating Costs	Unusual Items	Operating Earnings
First Quarter—2002
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	52.5	(50.9)	—	1.6
Canadian Foods	61.7	(57.8)	—	3.9
Multifoods Distribution Group	551.9	(547.6)	—	4.3
Corporate	—	(2.7)	—	(2.7)

Total	$666.1	$(659.0)	$—	$7.1

First Quarter—2001
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	50.7	(47.7)	—	3.0
Canadian Foods	63.7	(59.2)	—	4.5
Multifoods Distribution Group	495.9	(490.7)	—	5.2
Corporate	—	(1.5)	—	(1.5)

Total	$610.3	$(599.1)	$—	$11.2

Second Quarter—2002
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	52.9	(51.5)	—	1.4
Canadian Foods	70.4	(64.6)	—	5.8
Multifoods Distribution Group	561.6	(558.0)	—	3.6
Corporate	—	(2.2)	(0.3)	(2.5)

Total	$684.9	$(676.3)	$(0.3)	$8.3

Second Quarter—2001
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	47.4	(44.9)	—	2.5
Canadian Foods	69.1	(62.5)	—	6.6
Multifoods Distribution Group	468.8	(465.0)	(0.3)	3.5
Corporate	—	(1.2)	5.6	4.4

Total	$585.3	$(573.6)	$5.3	$17.0

Third Quarter—2002
U.S. Consumer Products	$16.3	$(13.5)	$—	$2.8
U.S. Foodservice Products	55.2	(54.0)	(0.3)	0.9
Canadian Foods	80.7	(73.2)	1.5	9.0
Multifoods Distribution Group	577.0	(572.7)	(0.1)	4.2
Corporate	—	(2.3)	—	(2.3)

Total	$729.2	$(715.7)	$1.1	$14.6

Third Quarter—2001
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	50.7	(47.3)	—	3.4
Canadian Foods	80.4	(69.4)	(1.5)	9.5
Multifoods Distribution Group	518.7	(512.7)	—	6.0
Corporate	—	(1.2)	—	(1.2)

Total	$649.8	$(630.6)	$(1.5)	$17.7

Fourth Quarter—2002
U.S. Consumer Products	$95.7	$(86.2)	$—	$9.5
U.S. Foodservice Products	55.2	(54.4)	(0.6)	0.2
Canadian Foods	69.9	(64.2)	—	5.7
Multifoods Distribution Group	548.1	(543.8)	(0.9)	3.4
Corporate	—	(2.3)	—	(2.3)

Total	$768.9	$(750.9)	$(1.5)	$16.5

Fourth Quarter—2001
U.S. Consumer Products	$—	$—	$—	$—
U.S. Foodservice Products	47.6	(45.8)	—	1.8
Canadian Foods	72.8	(65.1)	(0.3)	7.4
Multifoods Distribution Group	559.1	(557.3)	—	1.8
Corporate	—	(1.6)	—	(1.6)

Total	$679.5	$(669.8)	$(0.3)	$9.4

	First Quarter		Second Quarter				Third Quarter				Fourth Quarter				Total Year
(in millions, except per share data)
	2002	2001	2002		2001		2002		2001		2002		2001		2002	2001
Gross profit	$42.2	$44.7	$43.6		$45.0		$52.6		$52.6		$69.8		$46.7		$208.2	$189.0
Earnings (loss) before extraordinary item	2.1	4.8	2.8	(b)	5.2	(c)	(0.1	)(d)	8.5	(e)	4.9	(f)	2.7	(g)	9.7	21.2
Extraordinary loss on early extinguishment of debt	—	—	—		—		(0.5)		—		—		—		(0.5)	—

Net earnings (loss)	2.1	4.8	2.8		5.2		(0.6)		8.5		4.9		2.7		9.2	21.2
Basic earnings (loss) per share of common stock (a):
Before extraordinary item	0.11	0.25	0.15	(b)	0.28	(c)	(0.01	)(d)	0.45	(e)	0.26	(f)	0.14	(g)	0.51	1.13
Extraordinary item	—	—	—		—		(0.02)		—		—		—		(0.02)	—

Total	0.11	0.25	0.15		0.28		(0.03)		0.45		0.26		0.14		0.49	1.13
Diluted earnings (loss) per share of common stock:
Before extraordinary item	0.11	0.25	0.15	(b)	0.28	(c)	(0.01	)(d)	0.45	(e)	0.25	(f)	0.14	(g)	0.50	1.12
Extraordinary item	—	—	—		—		(0.02)		—		—		—		(0.02)	—

Total	0.11	0.25	0.15		0.28		(0.03)		0.45		0.25		0.14		0.48	1.12
Comprehensive income	2.6	1.0	2.1		6.9		0.9		5.6		6.4		2.1		12.0	15.6
Dividends paid per share of common stock	—	0.20	—		0.20		—		0.20		—		0.20		—	0.80
Market price of common stock:
Close	19.58	13.44	20.72		16.88		22.82		18.63		21.86		19.21		21.86	19.21
High	20.45	14.94	22.17		18.56		22.84		18.63		24.67		23.31		24.67	23.31
Low	17.35	9.81	19.42		12.56		16.30		15.75		20.88		16.44		16.30	9.81

(a)
Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings (loss) per share in fiscal 2001 does not equal the total computed for the year.

(b)
Includes a net after-tax charge of $0.2 million, or 1 cent per share, from unusual items.

(c)
Includes a net after-tax gain of $0.2 million, or 1 cent per share, from unusual items and tax expense associated with a dividend from our Canadian subsidiary.

(d)
Includes a net after-tax gain of $1.0 million, or 5 cents per share, from unusual items.

(e)
Includes a net after-tax charge of $0.9 million, or 5 cents per share, from unusual items.

(f)
Includes a net after-tax charge of $1.0 million, or 5 cents per share, from unusual items.

(g)
Includes a net after-tax charge of $0.2 million, or 1 cent per share, from unusual items.

Report of Independent Auditors

The Board of Directors and Shareholders of
International Multifoods Corporation:

        We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of March 2, 2002, and March 3, 2001, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the years in the three-year period ended March 2, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of March 2, 2002, and March 3, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 2, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, effective March 4, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

/s/ KPMG LLP
KPMG LLP
Minneapolis, Minnesota
April 8, 2002

Report of Management

Management's Responsibility for Financial Statements

        Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where required, amounts based on our best estimates and judgments. We continue to be responsible for the integrity and objectivity of data in these consolidated financial statements, which we seek to ensure through an extensive system of internal controls. Such controls are designed to provide reasonable, but not absolute, assurance that assets are safeguarded from unauthorized use or disposition and that financial records are sufficiently reliable to permit the preparation of consolidated financial statements. We recognize that estimates and judgments are required to assess and balance the relative cost and expected benefits of any system of internal controls.

        The system of internal accounting controls is designed to provide reasonable assurance that the books and records reflect our transactions and that our established policies and procedures are carefully followed. The system includes written policies and procedures, a financial reporting system, an internal audit department and careful selection and training of qualified personnel.

/s/ Gary E. Costley	/s/ John E. Byom
Gary E. Costley Chairman and Chief Executive Officer	John E. Byom Vice President, Finance, and Chief Financial Officer

QuickLinks

  Exhibit 13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS