Form 10-K, Exhibit 13
period 2003-03-01
INTERNATIONAL MULTIFOODS CORP
filed 2003-05-12
CIK 51410

QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 13

Five-Year Comparative Summary

	Fiscal Year Ended
	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 29, 2000	Feb. 28, 1999
	(dollars and shares in millions, except per share data)
Consolidated Summary of Operations
Net sales	$939.3	$597.9	$472.4	$476.1	$443.0
Cost of goods sold	(755.3)	(497.0)	(389.3)	(393.4)	(365.6)
Selling, general and administrative	(110.8)	(71.6)	(49.3)	(52.6)	(55.1)
Unusual items	—	0.3	3.8	—	(17.5)
Interest, net	(24.5)	(11.6)	(4.2)	(3.3)	(3.7)
Loss on cancellation of debt offering	—	(10.3)	—	—	—
Other income (expense), net	(4.7)	(0.2)	(1.3)	(1.1)	(0.2)

Earnings from continuing operations before income taxes	44.0	7.5	32.1	25.7	0.9
Income taxes	(16.3)	(2.5)	(15.2)	(9.7)	(1.4)

Earnings (loss) from continuing operations	27.7	5.0	16.9	16.0	(0.5)

Discontinued operations:
Operating earnings (loss), after tax	(6.5)	4.2	4.3	(10.9)	(6.8)
Cumulative effect of change in accounting principle, net of tax	(41.3)	—	—	—	—
Net loss on disposition, after tax	(25.9)	—	—	—	(124.6)

Earnings (loss) from discontinued operations	(73.7)	4.2	4.3	(10.9)	(131.4)

Net earnings (loss)	$(46.0)	$9.2	$21.2	$5.1	$(131.9)

Basic earnings (loss) per share:
Continuing operations	$1.45	$0.27	$0.90	$0.86	$(0.03)
Discontinued operations	(3.86)	0.22	0.23	(0.59)	(7.00)

Total	$(2.41)	$0.49	$1.13	$0.27	$(7.03)

Diluted earnings (loss) per share:
Continuing operations	$1.43	$0.26	$0.89	$0.86	$(0.03)
Discontinued operations	(3.80)	0.22	0.23	(0.59)	(7.00)

Total	$(2.37)	$0.48	$1.12	$0.27	$(7.03)

Year-End Financial Position
Current assets(3)	$216.0	$469.2	$378.3	$354.0	$340.1
Current liabilities(3)	147.0	270.1	298.9	277.5	264.2
Working capital (excluding cash and short-term debt)(3)	84.2	197.2	109.7	126.8	179.3
Property, plant and equipment, net(2)	235.1	148.0	117.3	116.9	106.4
Long-term debt	328.0	514.5	145.4	147.2	121.2
Shareholders' equity	236.0	272.1	256.0	255.1	260.3
Total assets(3)	766.3	1,124.7	764.6	736.2	696.9

Dividends Paid
Common stock	$—	$—	$15.0	$15.0	$15.0
Per share of common stock	—	—	0.80	0.80	0.80

Other Financial Data
Current ratio	1.5:1	1.7:1	1.3:1	1.3:1	1.3:1
Equity per share of common stock	$12.30	$14.32	$13.66	$13.62	$13.86
Debt-to-total capitalization	59%	66%	42%	45%	38%
Depreciation(2)	$13.6	$12.3	$10.9	$10.3	$9.8
Capital expenditures, excluding acquisitions(2)	$33.0	$23.8	$22.8	$18.4	$15.1
Average common shares outstanding:
Basic	19.1	18.9	18.7	18.8	18.8
Diluted	19.4	19.1	18.9	18.8	18.8
Number of common shareholders	3,970	4,022	4,287	4,445	4,658
Number of employees(2)	2,377	2,101	2,084	1,880	1,983
Market price per share of common stock:
Close	$19.70	$21.86	$19.21	$10.94	$21.69
High	$28.92	$24.67	$23.31	$24.19	$31.44
Low	$17.37	$16.30	$9.81	$10.75	$15.38

(1)
In fiscal 2003, we classified our foodservice distribution business as discontinued operations. Prior-year information has been reclassified accordingly.

(2)
Continuing operations only.

(3)
Includes discontinued operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OVERVIEW

        International Multifoods Corporation is a North American producer of branded consumer foods and foodservice products, including baking mixes, frozen bakery products, flour, ready-to-spread frostings, condiments, and potato and pancake mix offerings. We manage the company through three operating segments—U.S. Consumer Products, Foodservice Products and Canadian Foods.

        In September 2002, we sold our foodservice distribution business for $166 million in cash to Wellspring Distribution Corp. The foodservice distribution business is classified as discontinued operations in the consolidated financial statements and in the following management discussion and analysis.

        In November 2001, we completed the acquisition of the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting business, and certain regional flour and side-dish brands of General Mills. The acquisition makes International Multifoods a leading marketer of U.S. consumer baking products and enhances our existing U.S. foodservice manufacturing business.

        During fiscal 2003, we completed our transformation into a branded food company, which we believe will provide higher returns to our shareholders in the years ahead. We completed the integration of the businesses that we acquired in November 2001, and we began producing consumer baking mixes at a manufacturing facility in Toledo, Ohio, that we purchased as part of the acquisition. The transformation also included the sale of the foodservice distribution business, which allows us to focus our resources and energies on branded food products and prepare for future growth. The sale also allowed us to strengthen our balance sheet, as we were able to use the proceeds from the sale to substantially reduce our debt obligations.

RESULTS OF OPERATIONS

Fiscal 2003 compared with Fiscal 2002

Continuing operations

Overview

        Consolidated net sales for fiscal 2003 increased $341.4 million, or 57%. This increase was primarily driven by the full year contribution from the acquired Pillsbury and General Mills businesses. Excluding sales from the acquired businesses, net sales increased 4% in fiscal 2003.

        Earnings from continuing operations in both fiscal 2003 and 2002 were affected by one-time costs and unusual items. Fiscal 2003 earnings included a $4.7 million pre-tax loss associated with the early repayment of debt obligations. In fiscal 2002, one-time costs included a $10.3 million write-off of fees related to the planned issuance of $200 million of high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations. Information on unusual items recognized in fiscal 2002 is included in our discussion of Segment Results.

        The following table presents the after-tax impact of one-time and unusual items on earnings from continuing operations and diluted earnings per share for fiscal 2003 and 2002.

	Earnings from Continuing Operations		Diluted Earnings per Share
	2003	2002	2003	2002
	(in millions, except per share data)
Before one-time and unusual items	$30.7	$11.4	$1.58	$0.60
Loss on early repayment of debt	(3.0)	(0.5)	(0.15)	(0.02)
Loss on cancellation of debt offering	—	(6.4)	—	(0.34)
Unusual items	—	0.5	—	0.02

Reported amounts	$27.7	$5.0	$1.43	$0.26

        The significant increase in earnings from continuing operations was driven by the earnings contribution from the acquired businesses. The earnings increase was partially offset by higher interest expense, which reflects the additional debt we incurred for the acquisition.

        Earnings from continuing operations in both fiscal 2003 and 2002 included income from our defined benefit pension plans. Strong investment performance in the 1990s significantly increased our pension assets, which resulted in recognition of pension income. However, the value of our pension assets declined $18.5 million in fiscal 2002, primarily due to a decline in the equity markets in 2001 and the payment of benefits. In fiscal 2003, pension assets declined an additional $53.7 million as a result of continued poor performance in the equity markets, benefit payments to retirees and payments to employees of our foodservice distribution business who received lump-sum payments when the business was sold. The decline in the value of pension assets is expected to substantially reduce pension income in fiscal 2004. Currently, we estimate that net pension income will be approximately $0.5 million to $1 million in fiscal 2004. Despite the decline in pension assets, our qualified defined benefit pension plans were fully funded at the end of fiscal 2003. See Note 16 to the consolidated financial statements for additional information on our pension plans.

Segment Results

U.S. Consumer Products

	2003	2002
	($ in millions)
Net sales	$413.0	$109.7
Operating earnings	56.4	12.3
Operating margin	13.7%	11.2%

        This business segment was formed in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills. The operating results of the acquired brands are included in our results since Nov. 13, 2001 (the date of acquisition).

        Net sales were $413 million, compared with $109.7 million last year. On a comparable pro forma basis, assuming we owned the retail brands for all of fiscal 2002, unit volume increased about 3%. The increase in comparable unit volume is the result of success in non-traditional channels, such as mass merchandisers, dollar stores and limited assortment formats, new product introductions, and new marketing and merchandising programs.

        Fiscal 2003 operating earnings of $56.4 million benefited from higher sales volume that was driven by new product introductions and merchandising programs, but were adversely affected by significant competitive activity and higher commodity costs. High commodity costs are also expected to unfavorably impact earnings in the first quarter of fiscal 2004.

Foodservice Products

	2003	2002
	($ in millions)
Net sales	$228.6	$215.8
Operating earnings	6.2	4.1
Operating margin	2.7%	1.9%
Unusual items included in operating earnings	—	(0.9)

        Net sales increased 6% to $228.6 million as a result of the full-year contribution of the acquired Pillsbury foodservice business. Excluding the acquired business, sales declined approximately 4%. The decline was primarily the result of lower baking mix volumes and continued softness in the foodservice industry.

        Operating earnings increased 51% to $6.2 million, due to the earnings contribution from the acquired Pillsbury business. The increase in operating earnings was partially offset by the impact of lower baking mix sales volumes, higher commodity costs and a loss we incurred when a supplier filed for bankruptcy. In addition, operating earnings comparisons were impacted by a $0.9 million unusual charge recorded last year that was associated with the reorganization of our sales force and efforts to reduce manufacturing overhead expense. The unusual charge was primarily for severance costs associated with the departure of 23 employees.

Canadian Foods

	2003	2002
	($ in millions)
Net sales	$297.7	$272.4
Operating earnings	22.1	24.4
Operating margin	7.4%	9.0%
Unusual items included in operating earnings	—	1.5

        Net sales increased 9% to $297.7 million, primarily due to higher selling prices that resulted from higher commodity costs. Unit sales volumes increased approximately 1%, as a result of growth in commercial flour, consumer condiments and export products, partially offset by unit volume declines in commercial baking mixes and consumer flour. A new product offering introduced last year drove the increase in consumer condiments unit volume. The decline in commercial baking mix sales was primarily the result of a large customer transitioning to a frozen product format. Consumer flour volumes were affected by competitive activities.

        Operating earnings comparisons were impacted by a $1.5 million unusual gain recorded in fiscal 2002 that resulted from the sale of our condiments-processing facility in Scarborough, Ontario. The sale was part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. Excluding the unusual net gain, operating earnings declined by $0.8 million as a result of lower consumer flour volumes and higher plant costs. In addition, operating earnings in both fiscal years were affected by costs and inefficiencies that resulted from our condiments facility consolidation project.

Non-Operating Expense and Income

        In fiscal 2003, net interest expense was $24.6 million, compared with $11.6 million in the prior year. The increase was primarily due to the debt we incurred in November 2001 to finance the acquisition of the Pillsbury and General Mills businesses. The increase was partially offset by lower average borrowing rates on our variable rate debt obligations.

        In fiscal 2002, we wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

        In fiscal 2003, we recorded a $4.7 million charge associated with the early repayment of term loans, which is classified as other income (expense), net in the consolidated statement of operations.

        Other income (expense), net in fiscal 2002 included a $0.9 million gain from the sale of Prudential Financial, Inc. (Prudential) common stock. We received the common stock as part of Prudential's conversion from a mutual company to a stock company. In addition, we also recorded a charge of $0.7 million for direct costs incurred for the early redemption of outstanding medium-term notes and the write-off of unamortized bank fees that resulted from the refinancing of our debt facilities.

Income Taxes

        For fiscal 2003, our overall effective tax rate was 37%, compared with 33.2% last year. Last year's effective tax rate was affected by a low income tax rate on the gain from the sale of our condiments facility in Canada.

Fiscal 2002 compared with Fiscal 2001

Overview

        Earnings from continuing operations in fiscal 2002 were affected by one-time costs related to the acquisition and unusual items. One-time costs in fiscal 2002 included a write-off of $10.3 million for fees related to the planned issuance of $200 million of high-yield unsecured notes. Information on unusual items recognized in fiscal 2002 is included in our discussion of Segment Results. In fiscal 2001, we recorded tax expense associated with a dividend from our Canadian subsidiary and recognized an unusual gain from the sale of our corporate headquarters building in Minnesota. The following table presents the after-tax impact of one-time and unusual items on earnings from continuing operations and diluted earnings per share for fiscal 2002 and 2001.

	Earnings from Continuing Operations		Diluted Earnings per Share
	2002	2001	2002	2001
	(in millions, except per share data)
Before one-time and unusual items	$11.4	$17.6	$0.60	$0.93
Loss on early repayment of debt	(0.5)	—	(0.02)	—
Loss on cancellation of debt offering	(6.4)	—	(0.34)	—
Tax on Canadian dividend	—	(3.1)	—	(0.17)
Unusual items	0.5	2.4	0.02	0.13

Reported amounts	$5.0	$16.9	$0.26	$0.89

        The decline in earnings before one-time and unusual items was primarily the result of lower operating earnings in our Foodservice Products and Canadian Foods businesses. We also had higher interest expense, which resulted from higher debt balances related to the acquisition. Our Foodservice Products business was affected by higher fixed manufacturing and ingredient costs, while Canadian Foods was impacted by costs incurred to consolidate our condiments-processing facilities. The earnings decline was partially offset by the earnings contribution from the acquired businesses.

Segment Results

U.S. Consumer Products

	2002	2001
	($ in millions)
Net sales	$109.7	$—
Operating earnings	12.3	—
Operating margin	11.2%	N/A

        This business segment was formed in fiscal 2002 as a result of our acquisition of certain retail brands of The Pillsbury Company and General Mills. The operating results of the acquired brands are included in our results since Nov. 13, 2001 (the date of acquisition).

Foodservice Products

	2002	2001
	($ in millions)
Net sales	$215.8	$196.4
Operating earnings	4.1	10.7
Operating margin	1.9%	5.4%
Unusual items included in operating earnings	(0.9)	—

        Net sales increased 10% to $215.8 million. Excluding the acquired Pillsbury foodservice business, sales increased approximately 6%, primarily as a result of the addition of a large new customer account that we began to serve in the fourth quarter of fiscal 2001.

        Operating earnings declined 62% to $4.1 million. This decline was driven by higher ingredient costs and increased fixed manufacturing expense, which resulted from the addition of new production lines for our ready-to-bake and thaw-and-serve products. Competitive pricing pressures and soft volumes in regional accounts also adversely affected our results. Partially offsetting these factors was the earnings contribution from the acquired Pillsbury business.

        As a result of the acquisition, we reorganized our Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million unusual charge in fiscal 2002 for severance costs associated with the departure of 23 employees.

Canadian Foods

	2002	2001
	($ in millions)
Net sales	$272.4	$276.0
Operating earnings	24.4	28.0
Operating margin	9.0%	10.1%
Unusual items included in operating earnings	1.5	(1.8)

        Net sales declined 1% to $272.4 million. Lower consumer grain-based and foodservice condiments volumes and unfavorable currency translation negatively impacted net sales. This decline was partially offset by higher grain-based product prices resulting from increased commodity costs.

        Operating earnings declined 13% to $24.4 million. Operating earnings were adversely affected by costs and inefficiencies resulting from our condiments facility consolidation project, as well as lower sales volumes, higher raw material costs and unfavorable currency translation.

        In fiscal 2002, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. In fiscal 2001, we recorded an unusual charge of $1.8 million for severance costs for 174 employees of the Scarborough plant. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $1.6 million in fiscal 2002 and $0.7 million in fiscal 2001.

Corporate

        In fiscal 2001, we recognized an unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also recognized severance costs of $0.2 million for corporate staff reductions.

Non-Operating Expense and Income

        In fiscal 2002, net interest expense was $11.6 million, compared with $4.2 million in the prior year. The increase in net interest expense was due to higher average debt balances related to the acquisition and increased working capital levels. The increase was partially offset by lower average borrowing rates on our variable rate debt obligations.

Income Taxes

        For fiscal 2002, our overall effective tax rate was 33.2%, compared with 47.4% in fiscal 2001. Our effective tax rate in fiscal 2001 was affected by income tax expense of $3.1 million associated with a dividend from our Canadian subsidiary.

Discontinued operations

        On Sept. 9, 2002, we sold our foodservice distribution business for $166 million in cash to Wellspring Distribution Corp. We recorded a net after-tax loss of $25.9 million on the disposition.

        Our discontinued foodservice distribution business had a pre-tax operating loss of $8.8 million ($6.5 million after tax) in fiscal 2003. Operating results included a $5.2 million pre-tax loss from the curtailment and settlement of pension obligations, resulting from the sale of the business. In addition, we recorded a $3.7 million pre-tax charge primarily for severance costs.

        As a result of our adoption of Statement of Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," we recorded a cumulative effect of a change in accounting principle of $41.3 million to write off the goodwill associated with the foodservice distribution business. See additional discussion in Note 8 to the consolidated financial statements.

Subsequent events

        On April 1, 2003, we announced that we are taking actions to reduce the cost structure and improve the financial performance of our Canadian Foods and Foodservice Products businesses. This includes reorganizing our Canadian Foods business to reduce selling and administrative expenses and reducing production at our Foodservice Products plant in Sedalia, Missouri. These actions will result in a net reduction of approximately 100 full-time positions. We currently expect to recognize an unusual pre-tax charge of up to $3.5 million in the first quarter of fiscal 2004 and an annual pre-tax benefit of approximately $2 million from these actions, half of which will be recognized in fiscal 2004.

        On April 1, 2003, Fleming Companies, Inc. filed for bankruptcy protection under Chapter 11. Substantially all accounts receivable that were due from Fleming at fiscal year end were collected as of the date of the bankruptcy filing. We are in the process of assessing whether we will be able to fully collect amounts due from Fleming for sales that we made subsequent to our fiscal year end. We currently believe that the loss, if any, from our inability to collect amounts due to us will not exceed $2 million.

FINANCIAL CONDITION

        Our major sources of liquidity are cash flows from operations and borrowings from our $100 million revolving credit facility. As of March 1, 2003, $15.1 million of borrowings were outstanding under the revolving credit facility. In addition, $8.4 million of the facility was unavailable due to outstanding letters of credit.

        We believe that cash flows from operations and borrowings from our existing revolving credit facility will be sufficient to meet our operating requirements and debt service obligations in fiscal 2004. However, our future financial performance could be impacted by a change in general economic or competitive conditions or other unforeseen events that are beyond our control. If our earnings were adversely affected by such factors or events, we could violate our debt covenants. In the event that such noncompliance appears likely, or occurs, we would seek the lenders' approvals of amendments to, or waivers of, such financial covenants.

        As a result of the debt repayments we made with the proceeds from the sale of the foodservice distribution business, our debt-to-total-capitalization ratio declined to 59% at March 1, 2003, compared with 66% at March 2, 2002.

Capital Resources

        In fiscal 2002, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and issued $200 million of senior unsecured notes. We applied the proceeds from borrowings under the new credit facilities to pay for the acquisition, refinance our existing debt, and pay fees and expenses related to the refinancing of our indebtedness.

        The $450 million senior secured facility was composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. During fiscal 2003, we used the proceeds from the sale of our foodservice distribution business and available cash balances to repay $210 million of the term loans.

        The interest rates on borrowings under the senior secured facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of the covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets.

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

        The $200 million senior unsecured notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest rate of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

Cash Flows

        Cash provided by continuing operations was $44.1 million in fiscal 2003, compared with $3.5 million in fiscal 2002. The increase in operating cash flows in the current year was primarily due to higher earnings from continuing operations and payments received from an escrow account established as part of the acquisition. Fiscal 2003 cash flows were partially reduced by an increase in working capital, which was driven by planned increases in inventory levels at year end in advance of a large plant conversion in Toledo, Ohio, and the implementation of a new management information system in our U.S. Consumer Products business. In addition, inventory balances increased as a result of higher commodity costs. Fiscal 2002 operating cash flows were also reduced by higher working capital balances, which were driven by an increase in accounts receivable. Accounts receivable increased due to the termination of a receivable securitization program in Canada that we were required to close under the new credit facilities that we entered into last year.

        Under a transition services agreement, General Mills provided us with various services for the acquired Pillsbury and General Mills retail businesses. These services included the invoicing and collection of trade accounts receivable and payment of certain trade accounts payable. The effect of the transition services agreement was that trade receivables and payables associated with the acquired retail businesses were carried by General Mills during fiscal 2003. The transition services ended in the first quarter of fiscal 2004, and as a result, our net working capital needs will increase by approximately $15 million to $20 million during the first quarter as we assume direct responsibility for all billing, collection and payment activities of the acquired businesses.

        Investing activities in fiscal 2003 primarily consisted of the proceeds from the disposition of the foodservice distribution business and capital expenditures of $33 million. Capital expenditures included amounts for the development of a management information system for the U.S. Consumer Products business and additional investment in equipment at our Toledo, Ohio, plant. Fiscal 2002 capital expenditures were $23.8 million, which included amounts for the expansion of our condiments-processing facility in Dunnville, Ontario.

        For fiscal 2004, we expect to spend about $40 million on capital projects. Our estimate includes payments of $11.5 million for the Toledo, Ohio, plant that we acquired from General Mills.

        The following is a summary of our contractual obligations as of March 1, 2003:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)
Revolving credit facility	$15.1	$15.1	$—	$—	$—
Long-term debt	329.3	1.3	44.8	83.2	200.0
Purchasing commitments	18.2	18.2	—	—	—
Operating leases	12.8	2.9	4.8	1.4	3.7

Total contractual obligations	$375.4	$37.5	$49.6	$84.6	$203.7

        We continue to guarantee certain lease obligations of the foodservice distribution business that we sold in September 2002. As of March 1, 2003, the contingent liability under the guarantees was $43.1 million. We have not made and do not expect to make any payments under these guarantees. See Note 14 to the consolidated financial statements for additional information on the guarantees.

CRITICAL ACCOUNTING POLICIES

        Our significant accounting policies are described in Note 1 to the consolidated financial statements. We determined our critical accounting policies by taking into consideration areas in financial statement preparation that involve the most significant or subjective assessments. Our most critical accounting policies relate to trade promotion expenses, goodwill and other intangible assets, pension plans and income taxes. Factors entering into our estimates included historical experience, current and expected economic conditions, and in certain cases, actuarial assumptions. Actual results may differ from these estimates under different assumptions or conditions.

Trade promotion

        We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We expense the cost of these incentives during the period in which the promotion occurs based on estimated performance, except for slotting fees, which are amortized over the expected period of benefit not to exceed 12 months. Actual payments may differ from estimates and are resolved in subsequent months.

Goodwill and other intangible assets

        Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Identifiable intangible assets represent costs allocated to noncompete agreements, trademarks and other specifically identifiable assets arising from business acquisitions. Effective in the first quarter of fiscal 2003, we completed the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." We were, however, required to adopt certain provisions of SFAS No. 142 in fiscal 2002 with respect to intangible assets we acquired as part of our acquisition of the Pillsbury and General Mills businesses. Under SFAS No. 142, goodwill and identifiable intangible assets that have indefinite lives are not amortized but are tested annually for impairment or more frequently if impairment indicators exist. Identifiable intangible assets that do not have indefinite lives are amortized over their estimated useful lives. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over various periods not exceeding 40 years.

        As a result of initial impairment tests that we were required to complete under SFAS No. 142, we determined that all the goodwill associated with our foodservice distribution business was impaired. Consequently, we recorded a $65.1 million ($41.3 million after tax) impairment charge in the first quarter of fiscal 2003. No other impairment charges resulted from the required impairment evaluations on the rest of our reporting units, which were determined using discounted cash flows. Considerable management judgment is necessary to estimate future cash flows. These estimates are based on historical data, anticipated market conditions and management plans.

Pension plans

        We have defined benefit pension plans that cover substantially all of our employees in the United States and Canada. Benefits under these plans are generally based on employees' years of service and average compensation or stated amounts for each year of service. We account for our defined benefit plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. The principal actuarial assumptions used to determine our pension costs are the discount rate and the expected return on plan assets. Other actuarial assumptions that affect pension costs include compensation increase rates, mortality and withdrawal rates.

        The discount rate is used to determine the present value of future pension payments, which in turn affects the determination of pension expense. In accordance with SFAS No. 87, the discount rate reflects the current market rate for long-term, high-quality fixed income investments (such as Moody's Aa-rated corporate bonds). While year-end pension liabilities are determined based on the year-end discount rate, pension expense is determined based on the discount rate effective at the beginning of the fiscal year. At the end of fiscal 2003 our discount rate was 6.4%, which was used to value pension liabilities at the end of fiscal 2003 and will be used to determine pension expense for fiscal 2004. Our discount rate at the end of fiscal 2002 was 6.8%. The decrease in the discount rate at the end of fiscal 2003 was the result of the general reduction in market interest rates during the year. A lower discount rate increases the present value of pension obligations and increases pension expense. For our principal pension plans, a 50 basis point decrease in our discount rate would have resulted in an increase in fiscal 2003 pension expense of approximately $0.3 million.

        A significant assumption in determining pension expense is the expected long-term rate of return on pension plan assets. To determine the expected long-term rate of return, we consider our current asset allocation, as well as historical and expected returns on plan assets. While actual asset returns by their inherent nature are subject to considerable year-to-year variability, the expected return is designed to be a long-term assumption and is not adjusted annually. To determine the expected asset return that is included in current year pension expense, the assumed rate of return on plan assets is multiplied by the beginning of the year value of plan assets. The difference between expected returns and actual returns is deferred and amortized into pension expense over future years. For fiscal 2003, 2002 and 2001 pension expense, we had assumed a 10.3% long-term expected return on plan assets. Although our historical asset returns have generally exceeded our expected return assumption of 10.3%, we lowered our expected return rate to 9% for determination of fiscal 2004 pension expense. Our decision to lower the return rate was a result of equity market declines in recent years and current market expectations. The effect of lowering the expected return on plan assets by 50 basis points would have resulted in an increase in fiscal 2003 pension expense of approximately $1.4 million.

Income taxes

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. We regularly assess the likelihood that our deferred tax assets will be recovered from future taxable income, and we record a valuation allowance to reduce deferred tax assets to the amounts that we believe to be realizable. During fiscal 2003, deferred tax assets increased by $36.3 million primarily as a result of the loss we incurred on the sale of our foodservice distribution business. As a result of uncertainty over our ability to utilize certain state net operating loss and federal capital loss carryforwards that resulted from the sale, we recorded an increase to the valuation allowance of $9.9 million during fiscal 2003. We believe that our remaining deferred tax assets, which include federal net operating loss carryforwards, will be realized as a result of our expectations of future taxable income. If we are unable to generate sufficient future taxable income, we may be required to increase the amount of our valuation allowance, which would increase our effective income tax rate and decrease net earnings.

NEW ACCOUNTING PRONOUNCEMENTS

        For information regarding recent accounting pronouncements, see Note 1 to the consolidated financial statements.

MARKET RISK MANAGEMENT

        We are exposed to market risks resulting from changes in commodity prices, foreign currency exchange rates and interest rates. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as commodity futures contracts, currency forward contracts and interest rate swaps. We use such derivative financial instruments as risk management tools and not for speculative or trading purposes. See Notes 9 and 10 to the consolidated financial statements for further information regarding financial instruments.

        Commodity Risk Management: Our Canadian operations minimize the risk associated with wheat market price fluctuations by hedging wheat and flour inventories, open wheat purchase contracts and open flour sales contracts with wheat futures contracts. In the United States, we enter into futures contracts to reduce the risk of price fluctuations on anticipated flour purchases. The U.S. dollar-denominated futures contracts are traded on U.S. regulated exchanges.

        The open futures contracts mature in the period from May 2003 to December 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

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

	Potential Effect on Fair Value
	2003	2002
	(in millions)
Futures contracts	$1.3	$1.6
Senior unsecured notes	5.8	7.7
Interest rate swaps	0.4	0.8
	Potential Decrease in Pre-Tax Earnings
	2003	2002
	(in millions)
Currency forward contracts	$2.2	$0.1
Debt	0.2	1.2

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

        This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning our operations and financial performance and condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including, among others, successful completion of the integration of the acquired businesses; the impact of competitive products and pricing; changes in consumer preferences and tastes or perceptions of health-related issues; effectiveness of advertising or market-spending programs; market or weather conditions that may affect the costs of grain, other raw materials and fuel; impact of labor matters; changes in laws and regulations; fluctuations in foreign exchange and interest rates; the potential inability to collect on a $6 million insurance claim receivable related to the loss of product in St. Petersburg, Russia; if collection is sought under our guarantees of lease obligations of our former foodservice distribution business; risks commonly encountered in international trade; and other factors as may be discussed in our reports filed with the Securities and Exchange Commission.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Operations

	Fiscal Year Ended
	March 1, 2003	March 2, 2002	March 3, 2001
	(in thousands, except per share data)
Net sales	$939,275	$597,871	$472,411
Cost of goods sold	(755,310)	(496,997)	(389,361)

Gross profit	183,965	100,874	83,050
Selling, general and administrative	(110,753)	(71,546)	(49,211)
Unusual items	—	313	3,749

Operating earnings	73,212	29,641	37,588
Interest, net	(24,564)	(11,635)	(4,200)
Loss on cancellation of debt offering	—	(10,304)	—
Other income (expense), net	(4,671)	(189)	(1,346)

Earnings from continuing operations before income taxes	43,977	7,513	32,042
Income taxes	(16,278)	(2,494)	(15,195)

Earnings from continuing operations	27,699	5,019	16,847

Discontinued operations:
Operating earnings (loss), after tax	(6,464)	4,172	4,328
Cumulative effect of change in accounting principle, net of tax of $23,781	(41,342)	—	—
Net loss on disposition, net of tax of $14,362	(25,922)	—	—

Earnings (loss) from discontinued operations	(73,728)	4,172	4,328

Net earnings (loss)	$(46,029)	$9,191	$21,175

Basic earnings (loss) per share:
Continuing operations	$1.45	$0.27	$0.90
Discontinued operations	(3.86)	0.22	0.23

Total	$(2.41)	$0.49	$1.13

Diluted earnings (loss) per share:
Continuing operations	$1.43	$0.26	$0.89
Discontinued operations	(3.80)	0.22	0.23

Total	$(2.37)	$0.48	$1.12

Average shares of common stock outstanding:
Basic	19,107	18,851	18,739
Diluted	19,415	19,096	18,874

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Balance Sheets

	March 1, 2003	March 2, 2002
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$1,203	$26,459
Trade accounts receivable, net of allowance	43,909	45,319
Inventories	124,659	104,756
Deferred income taxes	6,247	6,079
Current assets of discontinued operations	—	258,108
Other current assets	39,995	28,503

Total current assets	216,013	469,224
Property, plant and equipment, net	235,118	147,991
Goodwill, net	63,358	43,412
Other intangible assets, net	135,986	138,247
Noncurrent assets of discontinued operations	—	151,164
Other assets	115,789	174,632

Total assets	$766,264	$1,124,670

Liabilities and shareholders' equity
Current liabilities:
Notes payable	$15,110	$—
Current portion of long-term debt	1,313	24,508
Accounts payable	70,097	51,254
Current liabilities of discontinued operations	—	143,111
Other current liabilities	60,499	51,186

Total current liabilities	147,019	270,059
Long-term debt	328,030	514,541
Deferred income taxes	22,571	35,766
Employee benefits and other liabilities	32,675	32,234

Total liabilities	530,295	852,600

Shareholders' equity:
Preferred capital stock	—	—
Common stock, authorized 50,000 shares; issued 21,844 shares	2,184	2,184
Capital in excess of par value	93,856	92,472
Retained earnings	211,366	257,395
Accumulated other comprehensive loss	(10,181)	(14,840)
Treasury stock, 2,664 and 2,850 shares, at cost	(58,676)	(62,771)
Unearned compensation	(2,580)	(2,370)

Total shareholders' equity	235,969	272,070

Commitments and contingencies

Total liabilities and shareholders' equity	$766,264	$1,124,670

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Cash Flows

	Fiscal Year Ended
	March 1, 2003	March 2, 2002	March 3, 2001
	(in thousands)
Cash flows from operations:
Earnings from continuing operations	$27,699	$5,019	$16,847
Adjustments to reconcile earnings from continuing operations to cash provided by continuing operations:
Depreciation and amortization	14,592	13,266	11,729
Unusual items	—	(657)	(3,749)
Deferred income tax expense (benefit)	14,490	(5,989)	1,429
Increase in prepaid pension assets	(13,455)	(13,725)	(14,538)
Provision for losses on receivables	1,058	863	922
Deferred gain on terminated interest rate swap	—	9,686	—
Payments received from escrow fund	8,986	1,014	—
Changes in working capital*	(12,748)	(13,016)	(7,943)
Other, net	3,507	7,047	1,311

Cash provided by continuing operations	44,129	3,508	6,008
Cash provided by (used for) discontinued operations	(5,973)	(11,205)	43,038

Cash provided by (used for) operations	38,156	(7,697)	49,046

Cash flows from investing activities:
Capital expenditures	(32,995)	(23,757)	(22,802)
Acquisition of business	—	(310,274)	—
Proceeds from disposition of business	165,774	—	—
Sale of Venezuelan operation assets	—	—	7,371
Payments received on note receivable	—	17,512	948
Proceeds from property disposals	117	4,310	12,417
Discontinued operations	(1,577)	(5,481)	(11,457)

Cash provided by (used for) investing activities	131,319	(317,690)	(13,523)

Cash flows from financing activities:
Net increase (decrease) in notes payable	14,642	(39,068)	(622)
Additions to long-term debt	—	550,192	—
Reductions in long-term debt	(210,623)	(156,894)	(20,000)
Dividends paid	—	—	(14,958)
Proceeds from issuance of common stock	1,430	1,714	96
Purchase of treasury stock	(107)	(5)	(148)
Capitalized debt issuance costs	—	(14,264)	(848)
Other, net	(254)	(3)	—

Cash provided by (used for) financing activities	(194,912)	341,672	(36,480)

Decrease in cash from discontinued operations	14	1	1

Effect of exchange rate changes on cash and cash equivalents	167	(59)	(20)

Net increase (decrease) in cash and cash equivalents	(25,256)	16,227	(976)
Cash and cash equivalents at beginning of year	26,459	10,232	11,208

Cash and cash equivalents at end of year	$1,203	$26,459	$10,232

*Cash flows from changes in working capital:
Trade accounts receivable	$3,157	$(26,281)	$614
Inventories	(16,385)	1,190	(5,776)
Other current assets	(10,041)	(8,426)	(1,705)
Accounts payable	1,698	4,649	3,119
Other current liabilities	8,823	15,852	(4,195)

Net change	$(12,748)	$(13,016)	$(7,943)

See accompanying notes to consolidated financial statements.

INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

	10 cents par value
					Accumulated Other Comprehensive Loss
	Common Stock	Treasury Stock	Capital in Excess of Par Value	Retained Earnings		Unearned Compensation	Total
	(in thousands)
Balance at Feb. 29, 2000	$2,184	$(68,437)	$91,888	$242,013	$(12,122)	$(402)	$255,124
Comprehensive income(a)	—	—	—	21,175	(5,548)	—	15,627
Dividends declared on common stock	—	—	—	(14,984)	—	—	(14,984)
9 shares purchased for treasury	—	(148)	—	—	—	—	(148)
17 shares issued for employee benefit plans	—	346	(245)	—	—	(131)	(30)
Amortization of unearned compensation	—	—	—	—	—	393	393

Balance at March 3, 2001	2,184	(68,239)	91,643	248,204	(17,670)	(140)	255,982
Comprehensive income(a)	—	—	—	9,191	2,830	—	12,021
248 shares issued for employee benefit plans	—	5,468	829	—	—	(2,945)	3,352
Amortization of unearned compensation	—	—	—	—	—	715	715

Balance at March 2, 2002	2,184	(62,771)	92,472	257,395	(14,840)	(2,370)	272,070
Comprehensive loss(a)	—	—	—	(46,029)	4,659	—	(41,370)
5 shares purchased for treasury	—	(107)	—	—	—	—	(107)
191 shares issued for employee benefit plans	—	4,202	1,384	—	—	(1,748)	3,838
Amortization of unearned compensation	—	—	—	—	—	1,538	1,538

Balance at March 1, 2003	$2,184	$(58,676)	$93,856	$211,366	$(10,181)	$(2,580)	$235,969

(a)
Reconciliations of net earnings (loss) to comprehensive income (loss) are as follows:
	2003	2002	2001
	(in thousands)
Net earnings (loss)	$(46,029)	$9,191	$21,175

Other comprehensive income (loss):
Foreign currency translation adjustments	7,025	(2,868)	(5,175)
Net unrealized gain (loss) on cash flow hedges (net of tax of $1,136 and $(3,660), respectively)	(2,095)	6,987	—
Reclassification adjustment for cash flow hedges recognized in earnings (net of tax of $(143) and $612, respectively)	241	(1,014)	—
Minimum pension liability adjustment (net of tax of $220, $179 and $239, respectively)	(512)	(275)	(373)

Other comprehensive income (loss)	4,659	2,830	(5,548)

Comprehensive income (loss)	$(41,370)	$12,021	$15,627

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

Revenue Recognition

        We record sales upon delivery of our products, net of returns and other allowances.

Trade Promotion

        We offer retailers trade incentives to purchase and promote our consumer products. Examples of trade promotion expenses are in-store feature and display activities, temporary price discounts and new distribution (slotting) of our products. We expense the cost of these incentives during the period in which the promotion occurs based on estimated performance, except for slotting fees, which are amortized over the expected period of benefit not to exceed 12 months.

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

Stock-Based Compensation

        We have elected to use the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

        The following table provides pro forma information on the impact on earnings from continuing operations if stock options were expensed under a fair value-based method. Additional information regarding the expense calculated under a fair value-based method is provided in Note 15 to the consolidated financial statements.

	2003	2002	2001
	(in thousands, except per share data)
Earnings from continuing operations:
As reported	$27,699	$5,019	$16,847
Stock-based employee compensation expense determined under fair value-based method, net of tax	(2,143)	(1,173)	(1,370)

Pro forma	$25,556	$3,846	$15,477

Diluted earnings per share from continuing operations:
As reported	$1.43	$0.26	$0.89
Pro forma	1.32	0.20	0.82

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities.

Earnings Per Share

        Basic earnings per share are computed by dividing net earnings or loss by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

        The computations for basic and diluted earnings per share from continuing operations are as follows:

	2003	2002	2001
	(in thousands, except per share data)
Earnings from continuing operations	$27,699	$5,019	$16,847

Average shares of common stock outstanding:
Basic	19,107	18,851	18,739
Effect of stock options	308	245	135

Diluted	19,415	19,096	18,874

Earnings per share from continuing operations:
Basic	$1.45	$0.27	$0.90
Diluted	1.43	0.26	0.89

Cash and Cash Equivalents

        Included in cash and cash equivalents are cash on hand, time deposits and highly liquid short-term investments purchased with original maturities of three months or less.

Trade Accounts Receivable

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

        In Canada, grain inventories are valued on the basis of replacement market prices prevailing at fiscal year end. We generally minimize risks associated with market price fluctuations by hedging those inventories with futures contracts. Therefore, included in inventories is the amount of gain or loss on open grain contracts, including futures contracts, which generally has the effect of adjusting those inventories to cost.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost, and depreciation is computed using the straight-line method for determining financial statement income. Buildings and improvements are generally depreciated over 15 to 40 years. Machinery and equipment used in the production process are typically depreciated over 10 to 15 years. Computer equipment, including software and hardware, are depreciated over three to seven years. The useful lives of leasehold improvements are the shorter of the useful life of the asset or the lease term. When permitted, accelerated depreciation methods are used to calculate depreciation for income tax purposes.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of costs of businesses acquired over the fair market value of net tangible and identifiable intangible assets. Identifiable intangible assets represent costs allocated to noncompete agreements, trademarks and other specifically identifiable assets arising from business acquisitions. Effective in the first quarter of fiscal 2003, we completed the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." We were, however, required to adopt certain provisions of SFAS No. 142 in fiscal 2002 with respect to intangible assets we acquired as part of our acquisition of the Pillsbury and General Mills businesses. Under SFAS No. 142, goodwill and identifiable intangible assets that have indefinite lives are not amortized but are tested annually for impairment or more frequently if impairment indicators exist. Identifiable intangible assets that do not have indefinite lives are amortized over their estimated useful lives. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over various periods not exceeding 40 years. See Note 8 to the consolidated financial statements for additional information on the adoption of SFAS No. 142.

Recoverability of Long-Lived Assets

        We assess the recoverability of long-lived assets (other than goodwill and intangible assets with indefinite lives) whenever events or changes in circumstances indicate that expected future undiscounted cash flows may not be sufficient to support the carrying amount of an asset. We deem an asset to be impaired if a forecast of undiscounted future operating cash flows is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying value of the asset exceeds its fair value.

Pension Plans

        Our defined benefit pension plans cover substantially all employees in the United States and Canada. In determining the liabilities, cash contributions and expenses related to the plans, various actuarial assumptions are used. These include assumptions on the discount or interest rates, compensation increase rates, expected rate of return on plan assets, mortality and withdrawal rates.

Derivative and Hedging Activities

        We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," effective March 4, 2001. SFAS No. 133, as amended, requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI are reclassified as earnings in the period in which earnings are affected by the hedged item. See Note 9 to the consolidated financial statements for additional information.

New Accounting Pronouncements

        We adopted SFAS No. 142 on March 3, 2002. Under SFAS No. 142, goodwill and other intangible assets that have indefinite lives are no longer amortized but rather are tested for impairment at least annually in accordance with the provisions of the standard. See Note 8 to the consolidated financial statements for further information on the adoption of SFAS No. 142.

        We adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on March 3, 2002. SFAS No. 144, which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," provides guidance on the accounting for and reporting of the impairment of long-lived assets. Although SFAS No. 144 retains many of the fundamental recognition and measurement provisions of SFAS No. 121, it also establishes certain criteria that would have to be met in order to classify an asset as held-for-sale. With the exception of a certain key provision on classification, SFAS No. 144 also supersedes APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The adoption of SFAS No. 144 did not affect our consolidated financial statements.

        We adopted Emerging Issues Task Force (EITF) No. 01-9,"Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products" on March 3, 2002. The purpose of the EITF is to codify and reconcile the consensus reached on accounting for consideration paid from a vendor to a retailer, including slotting fees, cooperative advertising arrangements and buy-downs. The EITF also addresses accounting for coupons. The guidance generally requires that these incentives be classified as a reduction of sales. In addition, EITF No. 01-9 requires reclassification of prior-period financial statements to comply with its guidance. As a result, we reclassified $12.6 million and $10 million in promotional expenses to reduction of net sales for fiscal 2002 and 2001, respectively. The reclassification had no impact on our reported earnings.

        In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, which required gains and losses from the extinguishment of debt to be classified as an extraordinary item. These gains and losses must now be included in income from continuing operations. The rescission of SFAS No. 4 is effective for fiscal years beginning after May 15, 2002, with earlier application encouraged.    We adopted the provisions of SFAS No. 145 that rescind SFAS No. 4 in the three-month period ended Nov. 30, 2002. As a result, we reclassified a $0.7 million extraordinary loss on the early extinguishment of debt recognized in last year's third quarter to other expense in continuing operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. Under previous accounting literature, certain costs for exit activities were recognized at the date a company committed to an exit plan. The provisions of the standard are effective for exit or disposal activities initiated after Dec. 31, 2002. The standard is generally expected to delay recognition of certain exit related costs.

        In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 provides guidance on the recognition and disclosure of certain types of guarantees. In connection with the sale of our foodservice distribution business to Wellspring Distribution Corp., we continue to guarantee certain real estate, information system and tractor/trailer fleet lease obligations of our former business. In accordance with the provisions of FIN 45, we have disclosed the nature of the guarantee, maximum potential amount of future payments and recourse provisions. See Note 14 to the consolidated financial statements for further information.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected, as permitted by the standard, to continue to follow the intrinsic value method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." We believe there continues to be unresolved questions associated with the valuation of stock options under the fair value method as well as uncertainty over the impact of efforts to reconcile differences between international and U.S. accounting standards. Upon clarification of these matters, we will decide whether to adopt the fair value method of accounting for stock-based compensation.

Note 2: Business Acquired

        On Nov. 13, 2001, we acquired the Pillsbury desserts and specialty products business, the Pillsbury non-custom foodservice baking mix and frosting products business, and certain regional flour and side-dish brands of General Mills (the acquisition). The cash purchase price for the acquisition paid at closing was $304.5 million. The transaction was accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations."

        As part of the $304.5 million purchase price, General Mills agreed to install processing and packaging equipment at a plant in Toledo, Ohio, in order for the plant to be able to produce certain Pillsbury products. We agreed to purchase the Toledo plant, as part of the acquisition, for an additional $11.5 million. We completed the purchase on Jan. 27, 2003, and pursuant to our agreement with General Mills, we will pay the $11.5 million during fiscal 2004.

        We completed the final allocation of the purchase price in fiscal 2003. Included in the initial purchase price allocation was an estimate of the value of the equipment General Mills was required to install in the Toledo plant. The estimated value of the equipment was classified in other non-current assets in our consolidated balance sheet. Upon purchase of the plant and completion of independent appraisals, adjustments were made to reflect the equipment received at fair value. As the fair value of the equipment received was less than we had originally estimated, we were required to increase the goodwill recognized from the acquisition. See Note 8 to the consolidated financial statements for additional information.

        Assuming the acquisition had occurred on March 1, 2000, the unaudited pro forma results of operations were as follows:

	2002	2001
	(in millions, except per share data)
Net sales	$943.3	$956.1
Earnings from continuing operations	37.4	60.0
Basic earnings per share	$1.98	$3.20
Diluted earnings per share	1.96	3.18

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

Note 3: Discontinued Operations

        On July 29, 2002, we entered into an agreement to sell our foodservice distribution business to Wellspring Distribution Corp. In accordance with SFAS No. 144, we have reported the results of operations of the distribution business as discontinued operations. On Sept. 9, 2002, we completed the sale of our foodservice distribution business for $166 million in cash. We recorded a net after-tax loss on the disposition of $25.9 million. We used the proceeds from the sale along with available cash balances to repay debt obligations.

        We continue to guarantee certain real estate, information system and tractor/trailer lease obligations of the foodservice distribution business. See Note 14 to the consolidated financial statements for further information.

        The following were the operating results of the discontinued operations:

	2003	2002	2001
	(in thousands)
Net sales	$1,149,128	$2,238,632	$2,042,469
Earnings (loss) before tax	(8,828)	7,079	7,057
Earnings (loss) after tax	(6,464)	4,172	4,328

        We allocated interest expense to discontinued operations based on net assets that were specifically identifiable to the operation. The operating results of the business in fiscal 2003 included a $5.2 million pre-tax loss from the curtailment and settlement of pension obligations, resulting from the sale of the business. In addition, we recorded a $3.7 million pre-tax charge in fiscal 2003 primarily for severance costs.

        We also recorded an after-tax loss of $41.3 million for the cumulative effect of change in accounting principle due to goodwill impairment. The charge was recognized in the first quarter of fiscal 2003. See Note 8 to the consolidated financial statements for further information.

        The current and noncurrent assets and liabilities of the foodservice distribution business as of March 2, 2002, were as follows:

March 2, 2002
(in thousands)
Cash and cash equivalents	$15
Trade accounts receivables, net	104,595
Inventories	134,445
Other current assets	19,053

Current assets of discontinued operations	$258,108

Property, plant and equipment, net	$82,292
Goodwill, net	65,123
Other assets	3,749

Noncurrent assets of discontinued operations	$151,164

Accounts payable	$131,019
Other current liabilities	12,092

Current liabilities of discontinued operations	$143,111

Note 4: Interest, Net

        Interest, net, consisted of the following:

	2003	2002	2001
	(in thousands)
Interest expense	$30,713	$22,980	$18,269
Capitalized interest	(625)	(385)	(542)
Non-operating interest income	(350)	(1,210)	(2,926)

	29,738	21,385	14,801
Interest expense allocated to discontinued operations	(5,174)	(9,750)	(10,601)

Interest, net	$24,564	$11,635	$4,200

        Cash payments for interest, net of amounts capitalized, totaled $24.6 million in fiscal 2003, $22.5 million in fiscal 2002 and $19.3 million in fiscal 2001.

Note 5: Unusual Items

Fiscal 2002

        We recognized a pre-tax unusual gain of $0.3 million as follows:

	Gain on Sale of Building	Employee Termination and Other Exit Costs	Total
	(in millions)
Condiments facility consolidation	$1.8	$(0.3)	$1.5
Sales reorganization and work-force reduction	—	(0.9)	(0.9)
Severance for divested business	—	(0.3)	(0.3)

Total unusual gain	$1.8	$(1.5)	$0.3

        In October 2001, we completed the sale of our condiments-processing facility in Scarborough, Ontario, as part of a plan to consolidate our condiments-processing operations in Dunnville, Ontario. We recognized a $1.8 million gain on the sale of the building and a $0.3 million charge for additional employee termination and facility closing costs. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $1.6 million in fiscal 2002.

        As a result of the acquisition, we reorganized our Foodservice Products sales force. We also took steps to reduce our foodservice manufacturing overhead costs. As a result of these actions, we recorded a $0.9 million charge for severance costs associated with the departure of 23 employees, including the president of the division.

        Also in fiscal 2002, we recognized an unusual charge of $0.3 million for termination benefits for 57 former hourly employees of our divested U.S. flour milling business. As part of the sale agreement, we were obligated to provide, under certain conditions, severance payments for eligible former employees who are involuntarily terminated by the buyer.

Fiscal 2001

        We recognized a pre-tax unusual gain of $3.8 million as follows:

	Gain on Sale of Building	Employee Termination and Other Exit Costs	Total
	(in millions)
Condiments facility consolidation	$—	$(1.8)	$(1.8)
Sale of headquarters building	5.8	(0.2)	5.6

Total unusual gain	$5.8	$(2.0)	$3.8

        Our condiments consolidation project included expanding our Canadian condiments operation in Dunnville, Ontario, and closing a facility in Scarborough, Ontario. In fiscal 2001, we recorded a pre-tax unusual charge of $1.8 million for severance and related benefit costs for 174 full-time and seasonal employees. Certain costs related to the project, including employee and equipment relocation expenses, were not included in the unusual charge. These expenses, which were included in general and administrative expenses and recognized when incurred, totaled $0.7 million in fiscal 2001. See further discussion under the Fiscal 2002 section of this Note.

        We recognized a pre-tax unusual gain of $5.8 million from the sale of our corporate headquarters building in Minnesota. We also incurred severance costs of $0.2 million for corporate staff reductions that were associated with the sale.

Note 6: Income Taxes

        Income tax expense for continuing operations was as follows:

	U.S. Operations
			Non-U.S. Operations
	Federal	Other		Total
	(in thousands)
2003:
Current expense	$234	$63	$1,491	$1,788
Deferred expense	9,226	623	4,641	14,490

Total tax expense	$9,460	$686	$6,132	$16,278

2002:
Current expense (benefit)	$(67)	$519	$8,031	$8,483
Deferred benefit	(5,196)	(265)	(528)	(5,989)

Total tax expense (benefit)	$(5,263)	$254	$7,503	$2,494

2001:
Current expense (benefit)	$4,904	$(1)	$8,863	$13,766
Deferred expense	112	505	812	1,429

Total tax expense	$5,016	$504	$9,675	$15,195

        Temporary differences that gave rise to deferred tax assets and liabilities as of March 1, 2003, and March 2, 2002, were as follows:

	2003		2002
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in thousands)
Depreciation and amortization	$1,099	$37,153	$1,945	$40,574
Prepaid pension assets	—	32,128	—	28,425
Accrued expenses	20,750	1,429	19,718	561
Inventory valuation methods	1,485	—	1,557	—
Provision for losses on receivables	461	—	845	—
Deferred income	902	—	—	—
Loss carryforwards	47,997	—	11,738	—
Alternative minimum tax credit carryforward	2,615	—	2,615	—
Foreign tax credit carryforward	953	—	953
Other	3,025	240	3,665	1,569

Subtotal	79,287	70,950	43,036	71,129
Valuation allowance	(11,460)	—	(1,594)	—

Total deferred taxes	$67,827	$70,950	$41,442	$71,129

        At March 1, 2003, we had a U.S. federal consolidated net operating loss carryforward of approximately $100 million that will expire in fiscal 2022 and 2023. Our foreign operations had a net operating loss carryforward of approximately $2.7 million that will expire in fiscal 2009 and 2010. We expect to fully utilize these operating loss carryforwards.

        At March 1, 2003, we had a U.S. federal consolidated capital loss carryforward of approximately $15 million that will expire in fiscal 2008. Our foreign operations had a capital loss carryforward of approximately $1.5 million that has no expiration date. We have a valuation allowance of approximately $5.3 million and $0.6 million, respectively, for the U.S. and foreign capital loss carryforwards due to the uncertainty over our ability to utilize the capital losses. This represents an increase of approximately $5.3 million over fiscal 2002, and was recognized in discontinued operations.

        We have approximately $1 million in U.S. foreign tax credit carryforwards that will expire by fiscal 2006. We have a valuation allowance for the entire $1 million carryforward due to uncertainty over our ability to utilize these credits.

        We have U.S. state net operating loss carryforwards that will expire from fiscal 2004 to fiscal 2023. We have established a valuation allowance of approximately $4.6 million for certain of these U.S. state net operating loss carryforwards, due to the uncertainty over our ability to utilize these operating loss carryforwards.

        Total income taxes from continuing operations differ from the amount computed by applying the U.S. federal income tax rate because of the following items:

	2003	2002	2001
	(in thousands)
Tax at U.S. federal statutory rate	$15,392	$2,629	$11,215
Differences:
Effect of taxes on non-U.S. earnings	206	(59)	3,217
State and local income taxes	445	504	328
Effect of intangibles	—	59	57
Other	235	(639)	378

Total income taxes	$16,278	$2,494	$15,195

        No provision has been made for U.S. income taxes applicable to remittance of earnings from non-U.S. affiliates. It is not practicable to estimate the remaining deferred tax liability associated with temporary differences related to investments in non-U.S. affiliates. Earnings before income taxes from non-U.S. affiliates were $16.9 million in fiscal 2003, $21.6 million in fiscal 2002 and $26.9 million in fiscal 2001.

        Cash paid for income taxes totaled $3.7 million in fiscal 2003, $7.5 million in fiscal 2002 and $10.8 million in fiscal 2001.

Note 7: Supplemental Balance Sheet Information

	2003	2002
	(in thousands)
Trade accounts receivable, net:
Trade	$44,276	$45,619
Allowance for doubtful accounts	(367)	(300)

Total trade accounts receivable, net	$43,909	$45,319

Inventories:
Raw materials, excluding grain	$12,675	$13,781
Grain	6,282	4,360
Finished and in-process goods	99,269	82,629
Packages and supplies	6,433	3,986

Total inventories	$124,659	$104,756

Property, plant and equipment, net:
Land	$3,313	$2,152
Buildings and improvements	69,309	49,078
Machinery and equipment	235,570	183,674
Improvements in progress	44,889	14,857

	353,081	249,761
Accumulated depreciation	(117,963)	(101,770)

Total property, plant and equipment, net	$235,118	$147,991

Other assets:
Prepaid pension	$81,193	$71,150
Advance for equipment	—	66,189
Other	34,596	37,293

Total other assets	$115,789	$174,632

Other current liabilities:
Trade and consumer promotion accruals	$37,369	$17,713
Wages and benefits	6,379	6,433
Income taxes	7,340	8,220
Other	9,411	18,820

Total other current liabilities	$60,499	$51,186

Accumulated other comprehensive loss:
Foreign currency translation adjustment	$(11,222)	$(18,247)
Derivative hedge accounting adjustment	4,119	5,973
Minimum pension liability adjustment	(3,078)	(2,566)

Total accumulated other comprehensive loss	$(10,181)	$(14,840)

Note 8: Goodwill and Other Intangible Assets

        We adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on March 3, 2002. Under SFAS No. 142, goodwill and other intangible assets that have indefinite lives are no longer amortized, but rather are tested for impairment at least annually in accordance with the provisions of the standard.

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

        In the first quarter of fiscal 2003, we completed the initial testing of our existing goodwill and other intangible assets that have indefinite lives. Based on valuations provided by an independent third-party (primarily using discounted cash flows), we determined that all the goodwill associated with our foodservice distribution business was impaired. As a result, we recorded a $65.1 million ($41.3 million after tax) goodwill impairment charge in the first quarter of fiscal 2003. We classified the impairment charge as a cumulative effect of change in accounting principle in the consolidated statement of operations. On July 29, 2002, we entered into an agreement to sell the business. In accordance with SFAS No. 144, we have reported the results of operations of our foodservice distribution business in discontinued operations, including the impairment charge. No other impairment charges resulted from the required impairment evaluations on the rest of the reporting units, which were determined using discounted cash flow analyses. The assumptions used in these analyses were consistent with our internal plans.

        The table below provides information on the carrying amount of goodwill by segment for the fiscal year ended March 1, 2003.

	U.S. Consumer Products	Foodservice Products	Canadian Foods	Total
	(in thousands)
Balance as of March 3, 2002	$24,715	$12,643	$6,054	$43,412
Addition	19,176	329	—	19,505
Foreign currency translation	—	—	441	441

Balance as of March 1, 2003	$43,891	$12,972	$6,495	$63,358

        The allocation of the purchase price for our Pillsbury and General Mills brand acquisition was completed in fiscal 2003. The addition to goodwill reflects adjustments to the preliminary purchase price allocation, which primarily resulted from the completion of independent appraisals on equipment we acquired. See Note 2 to the consolidated financial statements for additional information on the purchase price allocation.

        Other intangible assets as of March 1, 2003, and March 2, 2002, were as follows:

	March 1, 2003			March 2, 2002
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Amortized intangible assets
Trademarks	$9,090	$2,033	$7,057	$9,090	$1,394	$7,696
Noncompete agreements	1,200	1,181	19	1,162	1,162	—
Customer lists	5,800	4,278	1,522	5,800	3,997	1,803
Other	853	775	78	772	710	62

Total	$16,943	$8,267	$8,676	$16,824	$7,263	$9,561

Unamortized intangible assets
Trademarks	$127,302	$—	$127,302	$128,600	$—	$128,600
Other	8	—	8	86	—	86

Total	$127,310	$—	$127,310	$128,686	$—	$128,686

        Amortization expense related to amortizable intangible assets for fiscal 2003 and 2002 was $1 million and $0.6 million, respectively. The estimated amortization expense for fiscal 2004 to fiscal 2008 is as follows:

Amounts
(in thousands)
2004	$973
2005	941
2006	938
2007	934
2008	921

        The following provides a reconciliation of reported earnings to pro forma amounts adjusted for the elimination of amortization of goodwill:

	2002	2001
	(in thousands)
Reported earnings from continuing operations	$5,019	$16,847
Amortization of goodwill	313	278

Adjusted earnings from continuing operations	5,332	17,125

Reported earnings from discontinued operations	4,172	4,328
Amortization of goodwill	1,472	1,458

Adjusted earnings from discontinued operations	5,644	5,786

Adjusted net earnings	$10,976	$22,911

Basic earnings per share	2002	2001
Reported basic earnings per share from continuing operations	$0.27	$0.90
Amortization of goodwill	0.02	0.01

Adjusted basic earnings per share from continuing operations	0.29	0.91

Reported basic earnings per share from discontinued operations	0.22	0.23
Amortization of goodwill	0.07	0.08

Adjusted basic earnings per share from discontinued operations	0.29	0.31

Adjusted basic earnings per share	$0.58	$1.22

Diluted earnings per share	2002	2001
Reported diluted earnings per share from continuing operations	$0.26	$0.89
Amortization of goodwill	0.02	0.01

Adjusted diluted earnings per share from continuing operations	0.28	0.90

Reported diluted earnings per share from discontinued operations	0.22	0.23
Amortization of goodwill	0.07	0.08

Adjusted diluted earnings per share from discontinued operations	0.29	0.31

Adjusted diluted earnings per share	$0.57	$1.21

Note 9: Derivative Instruments and Hedging Activities

        We adopted SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities" as amended, effective March 4, 2001. SFAS No. 133 requires that companies record derivative instruments on the consolidated balance sheet at their fair value. Changes in fair value are recorded each period in earnings or other comprehensive income (OCI), depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in OCI are reclassified as earnings in the period in which earnings are affected by the hedged item.

        The impact of this change in fiscal 2002 resulted in a pre-tax charge of approximately $1 million to OCI and an increase to liabilities of approximately $1 million. The balance in OCI has been reclassified to earnings over the life of the derivative instruments, which primarily have maturity terms of one year or less.

        We are exposed to market risks resulting from changes in foreign currency exchange rates, interest rates and commodity prices. Changes in these factors could adversely affect our results of operations and financial position. To minimize these risks, we use derivative financial instruments, such as currency forward contracts, interest rate swaps and commodity futures contracts. We use derivative financial instruments as risk management tools and not for speculative or trading purposes. For derivative instruments that are accounted for as hedges pursuant to SFAS No. 133, we formally document the hedge at inception. The formal documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument's effectiveness and ineffectiveness will be assessed.

Foreign Currency Forward Contracts

        Our Canadian operations use foreign currency forward contracts to minimize the exposure to foreign currency fluctuations as a result of U.S. dollar-denominated sales. The foreign exchange forward contracts are purchased through major Canadian banking institutions and mature in less than 12 months. These contracts are accounted for as foreign currency cash flow hedges of forecasted transactions. To qualify for hedge accounting treatment, these transactions are specifically identified in terms of the customers and the period in which and the likelihood that the sales and subsequent collections are expected to occur. The time value component of the foreign currency forward contracts is deemed ineffective and is recorded in earnings. The unrealized gain (loss) due to the movements in the spot exchange rates, which represent the effective portion of the hedge, is initially recorded as a component of accumulated OCI until the underlying hedged transaction occurs. On an ongoing basis, we also enter into foreign currency forward contracts that are not designated as hedges. Changes in the fair value are recognized in earnings.

Interest Rate Swaps

        We are exposed to interest rate risks from our variable rate borrowings. We hedge against the risk of changes in future cash flows attributable to interest payments on our variable rate borrowings by entering into interest rate swap agreements. Under SFAS No. 133, the swap agreements qualify for cash flow hedge accounting. The underlying debt obligation and the swap agreements are based on the same notional amounts and benchmark rates, and have the same reset dates. There was no ineffectiveness related to these hedges.

Commodity Futures Contracts

        We use commodity futures contracts, primarily wheat futures contracts, to reduce the risks associated with price fluctuations on the wheat inventories and other major baking ingredients, such as flour, soybean oil and sugar. The futures contracts are not designated as hedges under SFAS No. 133. The futures contracts are marked-to-market each month, and the gains and losses are recognized in earnings. The open futures contracts mature in the period from May 2003 to December 2003 and substantially coincide with the maturities of the open wheat purchase contracts, open flour sales contracts and the anticipated timing of flour purchases.

Note 10: Fair Value of Financial Instruments

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

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Liabilities:
Term A loan due Sept. 30, 2006	$—	$—	$140,049	$140,075
Term B loan due Feb. 28, 2008	129,343	129,352	199,000	198,986
$200 million unsecured notes due Nov. 13, 2009	200,000	224,667	200,000	205,390
	2003		2002
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in thousands)
Derivative financial instruments:
Futures contracts-buy	$15,595	$(757)	$16,874	$(708)
Futures contracts-sell	2,100	36	—	—
Currency forward contracts-buy	22,191	(291)	15,754	48
Currency forward contracts-sell	1,490	35	16,377	22
Interest rate swaps	100,000	(1,567)	100,000	(246)

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

Note 11: Notes Payable and Long-Term Debt

        In fiscal 2002, we entered into a $450 million senior secured credit facility with a syndicate of banks, financial institutions and other entities, and issued $200 million of senior unsecured notes. We applied the proceeds from borrowings under the new credit facility and notes to pay for the acquisition, refinance our existing debt, and pay fees and expenses related to the refinancing of our indebtedness.

        The $450 million senior credit facility was composed of a $100 million revolving credit facility that expires on Sept. 30, 2006, a $150 million amortizing Term A loan facility and a $200 million amortizing Term B loan facility. As of March 1, 2003, there were $15.1 million of borrowings outstanding under the revolving credit facility and an additional $8.4 million of the facility was unavailable due to outstanding letters of credit. During fiscal 2003, we used the proceeds from the sale of our foodservice distribution business and available cash balances to repay $210 million of the term loans. We recorded a $4.7 million charge associated with the early repayment of term loans, which we classified as other income (expense), net in the consolidated statement of operations.

        The interest rates on borrowings under the senior credit facility are variable and based on current market interest rates plus a spread based on our leverage. The credit agreement contains covenants that restrict dividend payments, limit capital expenditures and require the maintenance of leverage, interest coverage and fixed charge coverage ratios. Some of these covenants become more restrictive over time. Borrowings under these facilities may be used for general corporate purposes. The facility is secured by substantially all our assets. We were in compliance with all covenant provisions at March 1, 2003.

        In November 2001, we entered into interest rate swap agreements in order to fix a portion of our variable rate borrowings. The interest rate swap agreements were for terms of 1.5 years, 2 years and 3 years for notional amounts of $50 million, $25 million and $25 million, respectively. The fixed pay rates on the swaps are 2.81%, 3.33% and 3.93%, respectively, and we receive the three-month LIBOR rate. Including the impact of the swaps, the effective interest rate on borrowings under the senior secured facility was 5.85% as of March 1, 2003.

        The $200 million senior unsecured notes mature on Nov. 13, 2009, and have an interest rate of 6.602%, payable annually. In anticipation of the issuance, we entered into an interest rate swap agreement that, when terminated, had the effect of adjusting the effective interest of the notes to 5.97%. The senior unsecured notes have been guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.

        In November 2001, we wrote off $10.3 million of underwriting and other direct costs associated with the planned issuance of $200 million in high-yield unsecured notes. We canceled the debt offering as more favorable financing became available when, as part of the acquisition, Diageo plc agreed to guarantee $200 million of our debt obligations.

        Long-term debt consisted of the following:

	2003	2002
	(in thousands)
Term A loan due Sept. 30, 2006	$—	$140,049
Term B loan due Feb. 28, 2008	129,343	199,000
$200 million unsecured notes due Nov. 13, 2009	200,000	200,000

	329,343	539,049
Current portion of long-term debt	1,313	24,508

Total long-term debt	$328,030	$514,541

        Minimum principal payments are as follows:

Amounts
(in thousands)
2005	$1,313
2006	1,313
2007	42,239
2008	83,165
2009 and beyond	200,000

Total long-term debt	$328,030

Note 12: Shareholders' Equity

        We have authorized 10 million shares of Preferred Capital Stock, par value $1.00 per share, that may be designated and issued as convertible into common shares. We have created a series of such Preferred Capital Stock, designated as Series A Junior Participating Preferred Capital Stock, consisting of 500,000 shares, par value $1.00 per share. We also have authorized 200,000 shares of First Preferred Capital Stock, par value $100.00 per share. No preferred capital stock was outstanding during the three years ended March 1, 2003.

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

        The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of March 1, 2003:

Operating Leases
(in thousands)
2004	$2,908
2005	2,748
2006	2,011
2007	831
2008	601
2009 and beyond	3,710

Total minimum lease payments	$12,809

        Total net rent expense for operating leases of continuing operations, including those with terms of less than one year, consisted of the following:

	2003	2002	2001
	(in thousands)
Minimum rentals	$4,995	$4,610	$3,906
Sublease rentals	—	—	(249)

Total net rent expense	$4,995	$4,610	$3,657

Note 14: Commitments and Contingencies

        In fiscal 1998, we were notified that approximately $6 million of our inventory was taken from a ship in the port of St. Petersburg, Russia. The ship had been chartered by a major customer of our former food-exporting business. Following submission of a claim for indemnity, the insurance carrier denied our claim for coverage, and we commenced a lawsuit seeking to obtain coverage under the insurance carrier's policy. In October 2001, the U.S. District Court of the Southern District of New York granted us summary judgment on our claim, which is carried on our books as a $6 million receivable, and awarded us interest to the date of judgment. The interest has not been recognized on our books. On Oct. 17, 2002, following an appeal by the insurance carrier, the U.S. Court of Appeals for the Second Circuit partially affirmed the summary judgment with respect to the amount of loss and held that such loss is within the scope of the policy. The Court of Appeals, however, remanded the case back to the District Court for further proceedings to determine whether certain provisions of the policy had the effect of excluding coverage. We continue to believe that the loss is covered by the insurance policy, and we will continue to aggressively pursue our claim against the insurer. If we are ultimately unable to collect on the policy, we would record a loss of $6 million to write off the receivable for the estimated recovery of the claim.

        On Sept. 9, 2002, we completed the sale of our foodservice distribution business to Wellspring Distribution Corp. We continue to guarantee certain real estate, information system and tractor/trailer fleet lease obligations of our former business. However, at the time of the sale of the business, we renegotiated our guarantee of the business's fleet lease obligations. The guarantee now requires the lessor to pursue collection and other remedies against our former subsidiaries before demanding payment from us. In addition, our guarantee obligation is limited to 75% of the amount outstanding after the lessor has exhausted its remedies against our former subsidiaries. This reduces our risk under the fleet lease guarantee. In addition, while the initial guarantee was not limited by time, the fleet lease guarantee will now expire in September 2006.

        The outstanding guarantees for the lease obligations of our former subsidiaries as of March 1, 2003, were as follows:

Amounts
(in millions)
Tractor/trailer	$26.5
Real estate	16.4
Information systems	0.2

Total	$43.1

        If Wellspring Distribution Corp. was unable to meet its obligations that we have guaranteed, any loss would be reduced by the amount generated from the liquidation of the tractor/trailer fleet and income from the sub-lease of real estate space.

        The possibility that we would have to honor our contingent liabilities under the guaranties is largely dependent upon the future operations of our former subsidiaries and the value of the underlying leased properties. Should a reserve be required in the future, it would be recorded at the time the obligation was determined to be probable.

        At March 1, 2003, the estimated cost to complete improvements in progress totaled approximately $12 million.

Note 15: Stock Plans

        Our 1989 and 1997 stock-based plans permit awards of restricted stock, incentive units and stock options to directors and key employees subject to the provisions of the plans and as determined by the Compensation and Human Resources Committee of the Board of Directors. At March 1, 2003, a total of 432,319 common shares was available for grants.

        In fiscal 2003, grants of 11,424 shares of restricted stock and 59,800 restricted stock units were awarded with varying performance criteria and vesting periods. At March 1, 2003, the total number of restricted shares outstanding was 107,584. The market value of shares issued under the plans, as of the date of grant, has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. Unearned compensation is expensed over the period that restrictions lapse.

        Stock options are granted to purchase shares of our common stock at not less than fair market value at dates of grant. Options generally become exercisable over a period of one to five years after the date of grant. In addition, options generally expire 10 years after the date of grant.

        The per-share weighted-average fair values of stock options granted were $12.47 in fiscal 2003, $10.23 in fiscal 2002 and $3.46 in fiscal 2001. The fair value of options at the date of grant was estimated using the Black-Scholes option-pricing model. The following weighted-average assumptions were used in the calculation:

Assumptions	2003	2002	2001
Expected dividend yield	0.0%	0.0%	4.4%
Expected volatility	33.5%	32.1%	31.6%
Risk-free interest rates	4.8%	5.0%	6.4%
Expected life (in years)	7.2	7.7	7.3

        We apply the intrinsic value method prescribed by APB Opinion No. 25 in accounting for the compensation costs of employee stock options in the financial statements. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of common stock exceeds the exercise price of the stock option on the date of grant. See Note 1 to the consolidated financial statements for the pro forma impact on earnings from continuing operations if stock options had been expensed under the fair value method.

        The following table contains information on stock options:

	Shares	Weighted Average Exercise Price per Share
Outstanding at Feb. 29, 2000	1,374,022	$23.05
Granted	541,742	12.03
Exercised	(6,000)	16.00
Expired or canceled	(252,940)	22.37

Outstanding at March 3, 2001	1,656,824	$19.57
Granted	460,089	21.74
Exercised	(121,750)	14.08
Expired or canceled	(69,300)	24.41

Outstanding at March 2, 2002	1,925,863	$20.21
Granted	229,809	27.04
Exercised	(133,925)	19.64
Expired or canceled	(134,220)	23.96

Outstanding at March 1, 2003	1,887,527	$21.06

Options exercisable at:
March 3, 2001	924,152	$22.22
March 2, 2002	1,279,213	$19.04
March 1, 2003	1,263,939	$19.15

        For options outstanding at March 1, 2003, the range of exercise price per share was $11.84 to $29.28, and the average remaining contractual life was 6.4 years.

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

        Summaries related to the changes in benefit obligations and plan assets, and to the funded status of the plans are as follows:

	Pension Benefits		Post-Retirement Benefits
	2003	2002	2003	2002
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$207,535	$196,531	$15,183	$14,380
Service cost	3,446	3,929	234	156
Interest cost	13,506	13,907	1,066	1,044
Plan participants' contributions	669	623	863	934
Amendments	1,487	806	—	—
Plan expenses	(511)	(565)	—	—
Actuarial loss	9,866	9,908	1,625	1,179
Benefits payments	(16,741)	(15,502)	(2,690)	(2,329)
Curtailments	(2,021)	—	—	—
Settlements	(10,477)	—	—	—
Foreign exchange adjustment	4,771	(2,102)	463	(181)

Benefit obligation at end of year	$211,530	$207,535	$16,744	$15,183

Change in plan assets
Fair value of plan assets at beginning of year	$261,089	$279,551	$—	$—
Actual return on plan assets	(32,863)	(1,833)	—	—
Employer contribution	4,199	1,413	1,827	1,395
Plan participants' contributions	669	623	863	934
Benefits payments	(16,741)	(15,502)	(2,690)	(2,329)
Plan expenses	(511)	(565)	—	—
Settlements	(13,790)	—	—	—
Foreign exchange adjustment	5,291	(2,598)	—	—

Fair value of plan assets at end of year	$207,343	$261,089	$—	$—

Funded status
Funded status at end of year	$(4,187)	$53,554	$(16,744)	$(15,183)
Unrecognized transition asset	(695)	(1,257)	—	—
Unrecognized prior service cost	5,830	4,873	(447)	(437)
Unrecognized net loss	67,345	1,381	4,877	3,234

Net amount recognized	$68,293	$58,551	$(12,314)	$(12,386)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid pension assets	$81,193	$71,150	$—	$—
Accrued benefit liability	(17,850)	(16,814)	(12,314)	(12,386)
Intangible asset	8	5	—	—
Accumulated other comprehensive loss	4,942	4,210	—	—

Net amount recognized	$68,293	$58,551	$(12,314)	$(12,386)

	Pension Benefits		Post-Retirement Benefits
Weighted-average assumptions
	2003	2002	2003	2002
Discount rate	6.4%	6.8%	6.4%	6.8%
Expected return on plan assets	9.0%	10.3%	N/A	N/A
Rate of compensation increase	4.0%	4.0%	N/A	N/A

        In fiscal 1998, we eliminated subsidized retiree medical coverage for most active employees in the United States. In addition, we limited the increase in future company contributions to 4% for those retirees in the United States that continue to get subsidized coverage. As a result, our assumed health-care cost trend rate is 4%. For our Canadian plans, the increases in company contributions are limited to the increase in the consumer price index. Our health-care cost trend rate in Canada is 2%.

        Assumed health-care cost trends could have an effect on the amounts reported for the health-care plans. The effects of a 1-percentage-point change in the assumed health-care cost trends are as follows:

	1-Percentage-Point
	Increase	Decrease
	(in thousands)
Total of service and interest cost	$152	$(176)
Accumulated post-retirement benefit obligation	1,873	(2,070)
	Pension Benefits			Post-Retirement Benefits
	2003	2002	2001	2003	2002	2001
	(in thousands)
Components of net periodic (income) cost
Service cost	$3,446	$3,929	$3,298	$234	$156	$171
Interest cost	13,506	13,907	13,597	1,066	1,044	1,081
Expected return on plan assets	(26,207)	(27,200)	(25,697)	—	—	—
Amortization of transition asset	(614)	(1,493)	(1,521)	—	—	—
Amortization of prior service cost	664	996	949	(31)	(31)	(34)
Recognized actuarial (gain) loss	180	(2,259)	(3,567)	192	57	157

Net periodic (income) cost	(9,025)	(12,120)	(12,941)	1,461	1,226	1,375
Curtailment loss	346	—	401	—	—	—
Settlement loss	4,870	—	—	—	—	—

Net periodic (income) cost after curtailments and settlementents	$(3,809)	$(12,120)	$(12,540)	$1,461	$1,226	$1,375

        The following information pertains to pension plans with accumulated benefit obligations in excess of plan assets:

	Pension Benefits
	2003	2002
	(in thousands)
Projected benefit obligation	$18,036	$17,082
Accumulated benefit obligation	17,720	17,024

        The minimum liability recorded for pension plans where the accumulated benefit obligation exceeded the fair market value of assets is as follows:

	2003	2002
	(in thousands)
Minimum liability recognized in comprehensive loss	$(4,942)	$(4,210)
Tax benefit	1,864	1,644

Minimum liability recognized in comprehensive loss, net of tax	$(3,078)	$(2,566)

Defined Contribution Plans

        Defined contribution plans cover substantially all salaried, sales and certain hourly employees in the United States and Canada. We make contributions equal to 50% of our participating employees' contributions subject to certain limitations. Employer contributions, which are invested in shares of our common stock, were $1.8 million in fiscal 2003, $2.3 million in fiscal 2002 and $2.4 million in fiscal 2001.

Note 17: Multifoods' Business Segments

        We manage the company through three operating segments: U.S. Consumer Products, Foodservice Products and Canadian Foods. Our organizational structure is the basis for reporting business results to management and the segment data presented in this Note. We formed the U.S. Consumer Products business segment in fiscal 2002 as a result of our acquisition of certain retail brands from Pillsbury and General Mills.

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

        We do not allocate interest expense, income taxes or certain corporate expenses to our business segments. The following tables set forth information by business segment:

	Net Sales	Operating Costs	Unusual Items	Operating Earnings
	(in millions)
2003:
U.S. Consumer Products	$413.0	$(356.6)	$—	$56.4
Foodservice Products	228.6	(222.4)	—	6.2
Canadian Foods	297.7	(275.6)	—	22.1
Corporate	—	(11.5)	—	(11.5)

Total	$939.3	$(866.1)	$—	$73.2

2002:
U.S. Consumer Products	$109.7	$(97.4)	$—	$12.3
Foodservice Products	215.8	(210.8)	(0.9)	4.1
Canadian Foods	272.4	(249.5)	1.5	24.4
Corporate	—	(10.9)	(0.3)	(11.2)

Total	$597.9	$(568.6)	$0.3	$29.6

2001:
U.S. Consumer Products	$—	$—	$—	$—
Foodservice Products	196.4	(185.7)	—	10.7
Canadian Foods	276.0	(246.2)	(1.8)	28.0
Corporate	—	(6.7)	5.6	(1.1)

Total	$472.4	$(438.6)	$3.8	$37.6

	2003			2002			2001
	Capital Expenditures	Depreciation and Amortization	Assets	Capital Expenditures	Depreciation and Amortization	Assets	Capital Expenditures	Depreciation and Amortization	Assets
	(in millions)
U.S. Consumer Products	$7.4	$2.1	$322.5	$1.3	$0.8	$284.3	$—	$—	$—
Foodservice Products	7.7	5.8	124.7	7.6	5.2	126.0	12.3	4.9	95.4
Canadian Foods	17.7	6.4	214.1	14.7	7.1	172.1	10.2	6.6	147.7
Corporate	0.2	0.3	105.0	0.2	0.2	133.1	0.3	0.2	97.3

Total continuing operations	33.0	14.6	766.3	23.8	13.3	715.5	22.8	11.7	340.4
Discontinued Operations	1.6	5.0	—	5.5	14.3	409.2	12.4	13.7	424.2

Total	$34.6	$19.6	$766.3	$29.3	$27.6	$1,124.7	$35.2	$25.4	$764.6

        Corporate assets include cash and cash equivalents, U.S. prepaid pension assets, and current and deferred income tax assets.

Note 18: Subsequent Events

        On April 1, 2003, we announced that we are taking actions to reduce the cost structure and improve the financial performance of our Canadian Foods and Foodservice Products businesses. This includes reorganizing our Canadian Foods business to reduce selling and administrative expenses and reducing production at our Foodservice Products plant in Sedalia, Missouri. These actions will result in a net reduction of approximately 100 full-time positions. We currently expect to recognize an unusual pre-tax charge of up to $3.5 million in the first quarter of fiscal 2004 and an annual pre-tax benefit of approximately $2 million from these actions, half of which will be recognized in fiscal 2004.

        On April 1, 2003, Fleming Companies, Inc. filed for bankruptcy protection under Chapter 11. Substantially all accounts receivable that were due from Fleming at fiscal year end were collected as of the date of the bankruptcy filing. We are in the process of assessing whether we will be able to fully collect amounts due from Fleming for sales that we made subsequent to our fiscal year end. We currently believe that the loss, if any, from our inability to collect amounts due to us will not exceed $2 million.

Note 19: Quarterly Summary (unaudited)

	Net Sales	Operating Costs	Unusual Items	Operating Earnings
	(in millions)
First Quarter—2003
U.S. Consumer Products	$86.0	$(75.5)	$—	$10.5
Foodservice Products	58.3	(56.7)	—	1.6
Canadian Foods	66.1	(62.3)	—	3.8
Corporate	—	(4.1)	—	(4.1)

Total	$210.4	$(198.6)	$—	$11.8

First Quarter—2002
U.S. Consumer Products	$—	$—	$—	$—
Foodservice Products	52.5	(50.9)	—	1.6
Canadian Foods	59.9	(56.0)	—	3.9
Corporate	—	(2.9)	—	(2.9)

Total	$112.4	$(109.8)	$—	$2.6

Second Quarter—2003
U.S. Consumer Products	$79.9	$(69.6)	$—	$10.3
Foodservice Products	58.3	(56.9)	—	1.4
Canadian Foods	71.9	(66.6)	—	5.3
Corporate	—	(3.7)	—	(3.7)

Total	$210.1	$(196.8)	$—	$13.3

Second Quarter—2002
U.S. Consumer Products	$—	$—	$—	$—
Foodservice Products	52.9	(51.5)	—	1.4
Canadian Foods	68.1	(62.3)	—	5.8
Corporate	—	(2.6)	(0.3)	(2.9)

Total	$121.0	$(116.4)	$(0.3)	$4.3

Third Quarter—2003
U.S. Consumer Products	$151.8	$(128.5)	$—	$23.3
Foodservice Products	59.4	(57.8)	—	1.6
Canadian Foods	90.0	(81.1)	—	8.9
Corporate	—	(2.4)	—	(2.4)

Total	$301.2	$(269.8)	$—	$31.4

Third Quarter—2002
U.S. Consumer Products	$16.3	$(13.5)	$—	$2.8
Foodservice Products	55.2	(54.0)	(0.3)	0.9
Canadian Foods	77.0	(69.5)	1.5	9.0
Corporate	—	(2.7)	—	(2.7)

Total	$148.5	$(139.7)	$1.2	$10.0

Fourth Quarter—2003
U.S. Consumer Products	$95.3	$(83.0)	$—	$12.3
Foodservice Products	52.6	(51.0)	—	1.6
Canadian Foods	69.7	(65.6)	—	4.1
Corporate	—	(1.3)	—	(1.3)

Total	$217.6	$(200.9)	$—	$16.7

Fourth Quarter—2002
U.S. Consumer Products	$93.4	$(83.9)	$—	$9.5
Foodservice Products	55.2	(54.4)	(0.6)	0.2
Canadian Foods	67.4	(61.7)	—	5.7
Corporate	—	(2.7)	—	(2.7)

Total	$216.0	$(202.7)	$(0.6)	$12.7

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Total Year
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(in millions, except per share data)
Gross profit	$41.9	$16.4	$41.6	$18.0	$65.2	$25.2	$35.3	$41.3	$184.0	$100.9
Earnings (loss) from continuing operations	3.3	0.8	4.3	1.8	12.8	(1.9)	7.3	4.3	27.7	5.0
Earnings (loss) from discontinued operations	(39.7)	1.3	(32.4)	1.0	(2.2)	1.3	0.6	0.6	(73.7)	4.2

Net earnings (loss)	(36.4)	2.1	(28.1)	2.8	10.6	(0.6)	7.9	4.9	(46.0)	9.2
Basic earnings (loss) per share of common stock(a):
Continuing operations	0.17	0.04	0.23	0.10	0.67	(0.10)	0.38	0.23	1.45	0.27
Discontinued operations	(2.08)	0.07	(1.70)	0.05	(0.12)	0.07	0.03	0.03	(3.86)	0.22

Total	(1.91)	0.11	(1.47)	0.15	0.55	(0.03)	0.41	0.26	(2.41)	0.49
Diluted earnings (loss) per share of common stock(a):
Continuing operations	0.17	0.04	0.22	0.09	0.66	(0.10)	0.38	0.22	1.43	0.26
Discontinued operations	(2.04)	0.07	(1.66)	0.06	(0.11)	0.07	0.02	0.03	(3.80)	0.22

Total	(1.87)	0.11	(1.44)	0.15	0.55	(0.03)	0.40	0.25	(2.37)	0.48
Market price of common stock:
Close	26.49	19.58	20.85	20.72	19.98	22.82	19.70	21.86	19.70	21.86
High	28.92	20.45	28.23	22.17	21.85	22.84	23.60	24.67	28.92	24.67
Low	21.00	17.35	20.75	19.42	17.37	16.30	19.01	20.88	17.37	16.30

(a)
Earnings (loss) per share are computed independently for each period presented. As a result, the sum of the quarterly earnings (loss) per share does not equal the total computed for the year.

Report of Independent Auditors

The Board of Directors and Shareholders of
International Multifoods Corporation:

        We have audited the accompanying consolidated balance sheets of International Multifoods Corporation and subsidiaries as of March 1, 2003, and March 2, 2002, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended March 1, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of International Multifoods Corporation and subsidiaries as of March 1, 2003, and March 2, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, effective March 3, 2002, the Company adopted the remaining provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Effective March 4, 2001, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "Business Combinations," and certain provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

/s/ KPMG LLP
KPMG LLP
Minneapolis, Minnesota
April 1, 2003

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

/s/ Gary E. Costley Gary E. Costley Chairman and Chief Executive Officer	/s/ John E. Byom John E. Byom Senior Vice President, Finance, and Chief Financial Officer

QuickLinks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES Consolidated Statements of Operations
INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES Consolidated Balance Sheets
INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES Consolidated Statements of Cash Flows
INTERNATIONAL MULTIFOODS CORPORATION and SUBSIDIARIES Consolidated Statements of Shareholders' Equity
Notes to Consolidated Financial Statements
Report of Independent Auditors
Report of Management